As filed with the Securities and Exchange Commission on July 21, 2014

Registration No. 333-196593

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ORION ENGINEERED CARBONS S.À R.L.

(to be converted into Orion Engineered Carbons S.A.)

(Exact Name of Registrant as Specified in Its Charter)

Grand Duchy of Luxembourg	2890	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

15 rue Edward Steichen

L-2540 Luxembourg, Grand Duchy of Luxembourg

+352 270 48 06 0

No. B 160558

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporation Service Company

1180 Avenue of the Americas

New York, NY 10036

(800) 927-9800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David B. Harms Robert W. Downes Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	Marc D. Jaffe Wesley C. Holmes Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1281

Approximate date of commencement of proposed sale to the public: As promptly as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The Selling Shareholder identified in this preliminary prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Dated July 21, 2014

ORION ENGINEERED CARBONS S.A.

18,000,000 COMMON SHARES

This is the initial public offering of common shares of Orion Engineered Carbons S.A. (the “Company”). The common shares are being offered by Kinove Luxembourg Holdings 1 S.à r.l., referred to herein as “Kinove Holdings” or the “Selling Shareholder.” The Company will not receive any proceeds from the sale of common shares by the Selling Shareholder.

This is the initial public offering of our common shares and no public market for our common shares exists. We anticipate that the initial public offering price will be between $21 and $24 per common share.

We have applied to list the common shares on the New York Stock Exchange (the “NYSE”) under the symbol “OEC”.

Currently, the Company is named Orion Engineered Carbons S.à r.l., and is a Luxembourg limited liability company (société à responsabilité limitée). Following the date of this prospectus, but prior to the completion of this offering, the Company will change its legal form to become a Luxembourg joint stock corporation (société anonyme or S.A.) and will change its name to “Orion Engineered Carbons S.A.”

Investing in the common shares involves risks. See “Risk Factors” beginning on page 18.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds, before Expenses, to Selling Shareholder	Proceeds, after Expenses, to Selling Shareholder

Per Common Share	$	$	$	$

Total	$	$	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting.”

The Selling Shareholder has granted the underwriters the right to purchase up to an additional 2,700,000 common shares at the initial public offering price less the underwriting discount.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares to purchasers on     , 2014.

MORGAN STANLEY	GOLDMAN, SACHS & CO.

UBS INVESTMENT BANK

Barclays	J.P. Morgan

KeyBanc Capital Markets	Macquarie Capital

, 2014

None of the Company, the Selling Shareholder, or the underwriters have authorized anyone to provide any information or to make any representations other than as contained in this prospectus or in any free writing prospectuses prepared by, or on behalf of, the Company. The Company, the Selling Shareholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the common shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains and refers to certain forward-looking statements with respect to our financial condition, results of operations and business. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions.

Forward-looking statements are typically identified by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “objectives,” “outlook,” “probably,” “project,” “will,” “seek,” “target” and other words of similar meaning. These forward-looking statements include, without limitation, statements about the following matters:

•	our strategies for (i) strengthening our position in specialty carbon blacks and rubber carbon blacks, (ii) increasing our rubber carbon black margins and (iii) strengthening the competitiveness of our operations;

•	the proposed acquisition of QECC (as defined below);

•	the proposed Refinancing (as defined below);

•	the outcome of the tax audit in respect of our South Korean operations and its impact on the Company;

•	the outcome of any pending or possible litigation or regulatory proceedings, including the U.S. Environmental Protection Agency (the “EPA”) enforcement action described herein; and

•	our expectation that the markets we serve will continue to grow.

All these forward-looking statements are based on estimates and assumptions that, although believed to be reasonable, are inherently uncertain. Therefore, undue reliance should not be placed upon any forward-looking statements.

There are important factors that could cause actual results to differ materially from those contemplated by such forward-looking statements. These factors include, among others:

•	negative or uncertain worldwide economic conditions;

•	volatility and cyclicality in the industries in which we operate;

•	operational risks inherent in chemicals manufacturing, including disruptions as a result of severe weather conditions and natural disasters;

•	our dependence on major customers;

•	our ability to compete in the industries in which we operate;

•	our ability to develop new products and technologies successfully and the availability of substitutes for carbon black;

•	our ability to implement our business strategies;

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•	volatility in the costs and availability of raw materials and energy;

•	our ability to realize benefits from investments, joint ventures, acquisitions or alliances;

•	information technology systems failures, network disruptions and breaches of data security;

•	our relationships with our workforce, including negotiations with labor unions, strikes and work stoppages;

•	our ability to recruit or retain key management and personnel;

•	our exposure to political or country risks inherent in doing business in some countries;

•	environmental, health and safety regulations, including nanomaterial and greenhouse gas emissions regulations, and the related costs of maintaining compliance and addressing liabilities;

•	current and potentially future investigations and enforcement actions by the EPA;

•	our operations as a company in the chemical sector, including the related risks of leaks, fires and toxic releases;

•	litigation or legal proceedings, including product liability and environmental claims;

•	our ability to protect our intellectual property rights;

•	our ability to generate the funds required to service our debt and finance our operations;

•	fluctuations in foreign currency exchange and interest rates;

•	the availability and efficiency of hedging;

•	changes in international and local economic conditions, including with regard to the Euro and the Eurozone debt crisis, dislocations in credit and capital markets and inflation;

•	potential impairments or write-offs of certain assets;

•	required increases in our pension fund contributions;

•	the adequacy of our insurance coverage;

•	changes in our jurisdictional earnings mix or in the tax laws of those jurisdictions;

•	our indemnities to and from Evonik (as defined below);

•	challenges to our decisions and assumptions in assessing and complying with our tax obligations;

•	the absence of a previous public market for our common shares;

•	potential conflicts of interests with our principal shareholders; and

•	our status as a foreign private issuer.

In light of these risks, our results could differ materially from the forward-looking statements contained in this prospectus. For further information regarding factors that could affect our business and financial results and the related forward-looking statements, see “Risk Factors.”

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All subsequent forward-looking statements are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information, other than as required by applicable law.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The Company (also referred to in this prospectus as the “Successor”) was incorporated on April 13, 2011. On July 29, 2011, the Company completed the acquisition from Evonik Industries AG (“Evonik”) of its carbon black business line (referred to in this prospectus as “Evonik Carbon Black” or the “Predecessor”).

In this prospectus, references to “Euro” and “€” are to the single currency adopted by participating member states of the European Union relating to Economic and Monetary Union, references to “$”, “US$” and “U.S. Dollars” are to the lawful currency of the United States of America and references to “Korean Won” are to the lawful currency of the Republic of Korea.

Non-IFRS Financial Measures

The financial statements included in this prospectus were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

In this prospectus, we present certain financial measures that are not recognized by IFRS and that may not be permitted to appear on the face of IFRS-compliant financial statements or notes thereto.

The non-IFRS financial measures used in this prospectus are Contribution Margin, Contribution Margin per Metric Ton (collectively, “Contribution Margins”), Adjusted EBITDA, Net Working Capital and Capital Expenditures. We define Contribution Margin as revenue less variable costs (raw materials, packaging, utilities and distribution costs). We define Contribution Margin per Metric Ton as Contribution Margin divided by sales volume measured in metric tons. We define Adjusted EBITDA as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to group strategy, share of profit or loss of associates and certain other items. Adjusted EBITDA is defined similarly in the indenture governing our senior secured notes due 2018 (the “Senior Secured Notes”). Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on our underlying business performance. We define Net Working Capital as inventories plus current trade receivables minus trade payables. We define Capital Expenditures as Cash paid for the acquisition of intangible assets and property, plant and equipment as shown in the consolidated financial statements.

We also use Segment Adjusted EBITDA Margin, which we define as Adjusted EBITDA for the relevant segment divided by the revenue for that segment. Adjusted EBITDA for our segments and Segment Adjusted EBITDA Margin are financial measures permitted under IFRS.

We use Adjusted EBITDA, Contribution Margins and Net Working Capital, as well as Adjusted EBITDA by segment and Segment Adjusted EBITDA Margin, as internal measures of performance to benchmark and compare performance among our own operations. We use these measures, together with other measures of performance under IFRS, to compare the relative performance of operations in planning, budgeting and reviewing the performance of our business. We believe these measures are useful measures of financial performance in addition to consolidated profit (or loss) for the period, operating result (EBIT) and other profitability measures under IFRS because they facilitate operating performance comparisons from period to period and company to company and, with respect to Contribution Margin, eliminate volatility in feedstock prices. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortization methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe that Adjusted EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated. For these reasons, we believe EBITDA-based measures are often used by the investment community as a means of comparison of companies in our industry. By deducting variable costs (raw materials, packaging, utilities and distribution costs) from revenue, we believe that Contribution Margins can provide a useful basis for comparing the current

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performance of the underlying operations being evaluated by indicating the portion of revenue that is not consumed by variable costs (raw materials packaging, utilities and distribution costs) and therefore contributes to the coverage of all costs and profits.

Different companies and analysts may calculate measures based on EBITDA, contribution margins and working capital differently, so making comparisons among companies on this basis should be done carefully. Adjusted EBITDA, Contribution Margins and Net Working Capital are not measures of performance under IFRS and should not be considered in isolation or construed as substitutes for revenue, consolidated profit (loss) for the period, operating result (EBIT), gross profit and other IFRS measures as an indicator of our operations in accordance with IFRS.

Reconciliation of Non-IFRS Financial Measures

The non-IFRS financial measures contained in this prospectus are unaudited (except for Adjusted EBITDA) and have not been prepared in accordance with IFRS or the accounting standards of any other jurisdiction and may not be comparable to other similarly titled measures of other companies. For a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-IFRS Financial Measures.”

INDUSTRY, RANKING AND OTHER DATA

Information included in this prospectus relating to industries, industry size, share of industry sales, industry position, industry capacities, industry demand, growth rates, penetration rates, average prices and other industry data pertaining to our business consists of estimates based on data reports compiled by professional third-party organizations and analysts, on data from external sources, on our knowledge of our sales and industries in which we operate and on our own calculations based on such information. In particular, certain information is based on industry reports issued by Notch Consulting Group and trade journal articles. Share of industry sales estimates are derived from information provided in reports published by Notch Consulting Group. In many cases, there is no readily available external information (whether from trade associations, government bodies or other organizations) to validate industry-related analyses and estimates, thus requiring us to rely on internally developed estimates. While we have compiled, extracted and reproduced industry data from external sources, including third-party, industry or general publications, we have not independently verified the data and cannot assure you of its accuracy or completeness. Similarly, while we believe our internal estimates to be reasonable, they have not been verified by any independent sources, and we cannot assure you as to their accuracy. Forecasts and other forward-looking information with respect to industry and ranking are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.  See “Note Regarding Forward-Looking Statements.”

TRADEMARKS AND TRADE NAMES

We own or have rights to certain trademarks and trade names that we use in conjunction with the operations of our business. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Capitalized terms used but not defined in this summary are defined in this prospectus. Investors should consider this prospectus in its entirety, including the information referred to under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors,” and the financial statements included elsewhere herein, prior to making an investment in our common shares. The basis of certain information in this prospectus regarding industry share and our position relative to our competitors is described under “Industry, Ranking and Other Data.”

In this prospectus, unless the context indicates otherwise, the term “Company” refers (i) as of any time prior to the change of legal form to a Luxembourg joint stock corporation (société anonyme or S.A) as described below, to Orion Engineered Carbons S.à r.l. and (ii) as of any time after the change of legal form to Orion Engineered Carbons S.A., and the terms “Orion,” “we,” “our,” “us” and “the Group” refer to the Company and its consolidated subsidiaries. Our fiscal year is a calendar year.

Overview

We are a leading global producer of carbon black. Carbon black is a form of carbon used to improve certain properties of materials into which it is added. It is used as a pigment and as a performance additive in coatings, polymers, printing and special applications (specialty carbon black) and in the reinforcement of rubber in tires and mechanical rubber goods (rubber carbon black). Historically, our business operated as a business line of Evonik and was acquired from Evonik on July 29, 2011 (the “Acquisition”) by investment funds managed by affiliates of Rhône Capital L.L.C. (the “Rhône Investors”) and investment funds managed directly or indirectly by Triton Managers III Limited and TFF III Limited (the “Triton Investors”). Prior to the Acquisition, the Company had no operations.

In 2013 and the three months ended March 31, 2014, we generated revenue of €1,339.6 million and €330.5 million on sales volume of 968.3 kilo metric tons (“kmt”) and 249.3 kmt, respectively, Adjusted EBITDA of €191.1 million and €50.0 million, respectively, and a loss for the periods of €19.0 million and €0.4 million, respectively. We operate a diversified carbon black business with more than 280 specialty carbon black grades and approximately 80 rubber carbon black grades. Our product portfolio is one of the broadest in the industry and is divided into the following segments:

•	Specialty Carbon Black. We are one of the largest global producers of specialty carbon black with an estimated share of global industry sales of approximately 23% in 2013 measured by volume in kmt. We believe that our share of global industry sales measured by revenue is higher, since our product portfolio is weighted towards higher priced premium grades. We manufacture specialty carbon black at multiple sites for a broad range of specialized applications. Specialty carbon black imparts specific characteristics, such as high-quality pigmentation, ultraviolet (“UV”) light protection, viscosity control and electrical conductivity. In 2013 and the three months ended March 31, 2014, Adjusted EBITDA for our Specialty Carbon Black segment was €98.0 million and €25.7 million, respectively, and the Segment Adjusted EBITDA Margin was 25.1% and 25.2%, respectively. This segment accounted for 29.1% and 30.9% of our total revenue, 51.3% and 51.4% of our total Adjusted EBITDA and 19.7% and 20.4% of our sales volume in kmt in 2013 and the three months ended March 31, 2014, respectively.

•

Rubber Carbon Black. We are one of the largest global producers of rubber carbon black. We have a global supply network and an estimated share of global industry sales of approximately 7% in 2013 measured by volume in kmt, with industry sales shares by volume equal to or exceeding 17% in each of our major operating regions. In 2013 and the three months ended March 31, 2014, Adjusted EBITDA for our Rubber Carbon Black segment was €93.2 million and €24.3 million, respectively, and Segment Adjusted EBITDA Margin was 9.8% and 10.6%, respectively. This segment accounted for 70.9% and 69.1% of our total revenue, 48.7% and 48.6% of our total Adjusted EBITDA and 80.3% and 79.6% of our total sales volume in kmt in 2013 and the three months ended March 31, 2014, respectively.

We have over 75 years of experience and enjoy a long-standing reputation for technical capability in the carbon black industry and its served applications. Our experience has enabled us to develop our core competencies and proprietary technologies across the carbon black value chain. We provide consistent product quality, reliability, technical expertise and innovation, built upon continually improving processes and know-how through our advanced innovation group (the “Innovation Group”), which includes our research and development (“R&D”), applications technology and process development teams, and through supply chain execution.

Our Innovation Group works closely with our customers to develop innovative products and applications, while strengthening customer relationships and improving communication. Long-term R&D alliances and sophisticated technical interfaces with customers allow us to develop solutions to meet specific customer requirements. As a result, we have been able to generate attractive margins for our specialized carbon black products. Additionally, our Innovation Group works closely with our operations group to improve process economics with new process equipment designs, operating techniques and raw material selection.

We operate a modern global supply chain network comprising 13 wholly-owned production plants and one jointly-owned production plant. We are currently seeking to acquire the Chinese carbon black manufacturer Qingdao Evonik Chemicals Co. Ltd. (“QECC”), in which Evonik has a majority interest. The acquisition is subject to negotiations with Evonik and between Evonik and its joint venture partner, as well as Chinese government review, and we are unable to predict whether or when the acquisition will occur or whether completion of the acquisition is probable. We believe that this acquisition, if completed, would improve our ability to serve the Chinese market over and above our current use of our global network for exports to China. See “Risk Factors—Risks Related to Our Business—We may not be able to compete successfully in the industries and markets in which we operate.”

The charts below illustrate our revenues (including freight charges) by geographic location of customers for 2013, and our Adjusted EBITDA by segment for the two most recent reported periods, 2013 and the three months ended March 31, 2014:

Our Strengths

We believe that the factors set forth below provide us with a competitive advantage.

Leading Industry Positions in the Growing Specialty and Rubber Carbon Black Markets

We are one of the largest global producers of specialty carbon black with an estimated share of global industry sales of approximately 23% in 2013, measured by sales volume in kmt. We are the third largest producer of rubber carbon black in the world and we have a global rubber carbon black distribution network. We had an estimated share of global industry sales in rubber carbon black of approximately 7% in 2013 measured by volume in kmt. Rubber carbon black sales are largely regional, since transportation costs are high relative to sales prices. We believe that in most of our key operating regions, our estimated rubber carbon black share of industry sales is higher than our global share based on volumes in kmt: approximately 17% in the European Union, 18% in North America, 35% in South Korea, 96% in South Africa and 19% in Brazil in 2013.

We expect the markets we serve to continue growing. Our Specialty Carbon Black segment provides the polymers, printing, coatings and special applications markets with highly customized, application-driven products that impart specific product characteristics, such as high-quality durable pigmentation, UV protection, viscosity control and conductivity. We expect these markets to continue growing because of increasing urbanization, changing packaging requirements and higher quality consumer demands. Our Rubber Carbon Black segment serves the tires and mechanical rubber goods markets and should continue to benefit from increasing mobility trends around the globe, which tend to increase demand for original-equipment tires, and from the larger, more stable market for replacement-tires.

Leading Technology and Product Innovation Platform that Drives Higher Margin, Specialty Niche Product Offering

We have a long-standing reputation in the industry for production expertise and applications knowledge. Our know-how allows us to develop high-quality products tailored to meet customer requirements. We have state-of-the-art research facilities, including pilot plants, simulation technologies and sophisticated testing laboratories where we develop new products, and improve process efficiencies that help improve sales and realize cost savings. Our Innovation Group works closely with our clients to develop innovative products and applications. We believe that this collaboration provides us with an understanding of customer needs and improved industry knowledge, reducing time to market for new products. In 2013, we reorganized and consolidated our Innovation Group in one location in Germany (with branch technical centers in the United States, South Korea and China) and placed it under the leadership of a newly hired Senior Vice President—Innovation. This reorganization strengthens cooperation among our R&D, applications technology and process development teams to facilitate innovation and bring new products to market faster.

Carbon black product properties are influenced by the choice of production technology and operating parameters. We believe that we have the largest array of production and treatment technologies and therefore one of the broadest product offerings in the industry, including products for specialized niche applications and end-uses in higher value sectors. At present, we believe that we are the only global carbon black producer with the ability to produce specialty carbon black using the current four production processes: furnace, gas, lamp and thermal black.

Global, Well Invested and Flexible Production Network

In 2013, we generated approximately 34% of our revenue by sales in Europe, 28% in North America, 23% in Asia, 7% in Brazil, 5% in Africa and the remainder elsewhere. Our production footprint supports this sales pattern as we operate a modern global supply chain network of four plants in the United States, two in South Korea, two in Germany (one wholly-owned and one jointly-owned) and one each in Brazil, Poland, Italy,

France, Sweden and South Africa. This global manufacturing presence and sales reach provides us with a competitive platform to serve our customers. Our broad geographical presence supports global purchasing and expands our access to different feedstock sources around the world. Our broad presence allows us to compete regionally on a cost-effective basis because of the relatively high transportation costs of rubber carbon black, which make most inter-regional shipments less competitive. Our global supply network allows us to quickly establish credentials with customers in new locations and those seeking consistent supply across regions. For example, a customer that uses our products in Asia recently opened new facilities in the United States and purchased our product for the new facilities as well. Similar facilities built by Asian producers in Europe and by Japanese producers in China have also sought our materials. In specialty carbon blacks, we have been successful in translating grades for global customers produced in one region to another production site due to the strength of our reputation, our technical support and our consistent global quality.

The geographic diversity of our operations lowers our dependency on any particular region. Our specialty carbon black production sites are located in strategic parts of Europe, North America and Asia and serve customers globally, with plants, technical application staff and labs in close proximity to key customer sites. The scale and breadth of our product offering positions us to take advantage of favorable trends in both developed and emerging countries. We believe we are well placed to serve the key emerging growth markets through our manufacturing presence in South America (Brazil), Sub-Saharan Africa (South Africa), Asia (South Korea) and Eastern Europe (Poland). The acquisition of QECC, if completed, would improve our presence in China. In addition, following the Acquisition, we established a presence in Malaysia, Thailand, India and the UAE and are scheduled to open a business office in Indonesia by the end of 2014. Our diverse and flexible production and sales network also lowers our dependency on individual products, raw materials and end-uses.

We have recently invested in strategic sites to increase the capacity and flexibility of our production platform. For example, we increased our capacity by adding a new rubber carbon black production line in South Korea, which freed capacity in existing units for potential further specialty carbon black production. This line began operations in 2013. We are also making incremental capacity increases at various sites in the United States, Brazil and Southern Europe to meet demand from tire and mechanical rubber goods producers. In addition, in 2014, we commissioned a specialty carbon black after-treatment facility in Germany for higher margin products and are currently revamping a rubber carbon black line in Texas to produce specialty carbon black grades. These improvements allow us to opportunistically shift our capacity to produce higher margin products.

Since the Acquisition and until the end of 2013, we invested €165.5 million to upgrade, make more flexible and streamline our production network, to install cost-saving features such as energy recovery equipment and to provide for technological innovation in our manufacturing process.

Long-standing, Deep Relationships with Blue-chip Customer Base

We are a supplier to approximately 1,000 customers and operate in more than 90 countries, and have been a long-term supplier to many blue-chip companies. We serve approximately 700 customers in our Specialty Carbon Black segment and approximately 300 customers in our Rubber Carbon Black segment. We serve many of the largest, strategically positioned, global users of carbon black, many for over 30 years, including BASF, PolyOne and AkzoNobel in specialty carbon black products, Bridgestone, Goodyear and Michelin in tires and Cooper Standard, Hexpol and Hwaseung in mechanical rubber goods. We believe that our reputation results from our focus on high product quality, consistency, reliability and innovation and our ability to customize our products, combined with locally-based technical product and applications support and key account management. We believe that these qualities have helped us achieve a preferred supplier status with many blue-chip customers. Specialty and rubber carbon black applications require rigorous testing and approval processes, some of which can be lengthy. We believe that these processes, as well as the high degree of customization for a number of our products, help promote long-term customer relationships.

Flexible Contracts with the Ability to Pass Through Raw Material Cost Increases

We have a proactive price and contract management strategy, which supports our efforts to preserve our margins by passing feedstock and energy cost increases through to our customers on a timely basis. In recent years, global oil prices have fluctuated significantly; for example, Brent crude oil prices increased from $76 per barrel in May 2010 to a peak of $125 per barrel in March 2012, declining to $108 per barrel by the end of April 2014. A significant portion of our contracts have formula-driven price adjustment mechanisms for changes in raw material and energy costs (approximately 72% in the Rubber Carbon Black segment and approximately 42% in the Specialty Carbon Black segment, based on sales volumes in kmt in 2013). Most of our indexed contracts allow for monthly price adjustments, while a relatively small portion allow for quarterly price adjustments. Terms of our non-indexed contracts are usually short and we review sales prices under these contracts regularly to reflect raw material and energy price fluctuations as well as overall market conditions. We believe that our indexed and short-term contracts position us well to pass changes in raw material and energy costs through to our customers in a reasonably timely fashion. We also believe that this practice has enabled us to maintain our Segment Adjusted EBITDA Margins since the Acquisition, despite significant fluctuations in oil and other raw material prices, and largely obviates our need to engage in financial transactions to hedge against oil price fluctuations. For additional information about our price and contract management strategy, see “Business—Marketing, Sales and Customer Contracts—Flexible Contracts” and “Management’s Discussion of Financial Condition and Results of Operations—Key Factors Affecting our Results of Operations—Raw Materials and Energy Costs.”

Strong Operating Earnings Growth and Cash Generation Since the Acquisition

Since the completion of the Acquisition, we improved our profitability by achieving higher operating margins for both the Specialty Carbon Black and Rubber Carbon Black segments, implementing operating efficiencies, enhancing raw material sourcing, improving our production facilities and improving pricing above those price changes resulting from passing through changes in raw materials and energy costs for rubber carbon black. These measures helped increase our Contribution Margin per Metric Ton from €351.7 in the post-Acquisition period ending December 31, 2011 to €409.4 in the full year 2013 (our Gross Profit per Metric Ton was €215.2 in the post-Acquisition period ending December 31, 2011 and €277.6 in the full year 2013). We have also managed to achieve a leaner cost structure on a stand-alone basis, replacing the full overhead structure provided by Evonik while also reducing headcount overall.

We also improved our cash generation by reducing our Net Working Capital requirements by improving inventory and supply chain management, feedstock purchasing, production scheduling and receivables and payables management. Since the Acquisition, our management reduced the average number of days for which we need to maintain Net Working Capital from over 100 days to less than 70 days.

Since the Acquisition, we have been able to reduce our outstanding debt by repaying portions of our Senior Secured Notes, with the outstanding principal amount of those notes declining by €78 million from the end of 2011 to the end of 2013. We were able to reduce our indebtedness during this period despite the significant investments we have made in improving our manufacturing infrastructure since the Acquisition. As a result, coupled with growing Adjusted EBITDA, we have been able to reduce our Net Leverage Ratio (Net Debt (our Senior Secured Notes and Shareholder Loan, excluding capitalized interest, net of cash) at period end as a multiple of Adjusted EBITDA for the trailing 12 months) from 4.77x at the end of 2011 to 3.94x at the end of 2013. We expect to achieve a substantial further reduction in leverage upon the completion of this offering and the Refinancing described below.

Highly Experienced, Entrepreneurial Management Team with Proven Track Record

Our senior management has an average of more than 20 years of business and industry experience. Our chief executive officer, Jack Clem, joined an affiliated joint venture of the business in 2001 and has over 35 years of experience in the performance materials and chemicals industry, with a significant portion of his career in carbon black. Our chief financial officer, Charles Herlinger, has served as chief financial officer for both public and private companies. Our senior managers are veterans of global materials businesses and have a track record of achieving profitable growth and managing through economic cycles. In addition to our experienced management team, the company leadership was further enhanced after the Acquisition by the addition of senior key members. Of our eight Executive Officers who currently report to our chief executive officer, five joined the company after the Acquisition.

Our new management team helped us reach stand-alone status following the Acquisition faster than targeted by our shareholders and achieved substantial improvements in operational processes, such as headcount reduction, talent upgrading, operating margins, customer and product mix management, working capital management, financial transparency and supply chain effectiveness.

Our Risks and Challenges

Our business is subject to numerous risks and challenges that we describe in “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks and challenges before investing in our common shares. Our key risks and challenges include, but are not limited to, the following:

•	negative or uncertain worldwide and regional economic conditions, which may adversely affect demand for our products in our key markets;

•	strong competition and fast development of new products that could be used as a substitute for carbon black and reduce demand for our products, or similar developments that could reduce demand for our customers’ products or make us unable to implement our business strategies;

•	volatility in the industry and in the costs and availability of raw materials and energy, which could adversely affect our profitability and cash flows, especially if we are unable to adjust our pricing quickly enough to pass rising costs to our customers;

•	high customer concentration and dependence on our major customers;

•	risk of actual or alleged violations of environmental regulations, investigations by environmental protection agencies in Europe, the United States and elsewhere (including the pending enforcement action relating to our U.S. operations by the EPA) and liabilities that we could incur under such laws and regulations as a result of litigation and regulatory proceedings (including fines, capital expenditures and remediation costs that could arise from the pending EPA investigation). For more information, See “Business—Environmental, Health and Safety Matters—Environmental—Environmental Proceedings”; and

•	safety and health risks resulting from our operations as a company in the chemical sector.

Our Strategy

We intend to use our core competencies in carbon black production and end-use application knowledge to continue strengthening our market shares, our long-term profitability and our position as a preferred supplier in major markets around the world, as follows:

Continue Strengthening Our Leadership Position in Specialty Carbon Black

We believe that our share of global industry sales for the Specialty Carbon Black segment demonstrate that we are a global leader in these carbon black products. We intend to continue strengthening our position as a premium producer of these products by increasing our presence in the markets we serve. We expect this growth to be driven by new premium performance specialties to address increasing customer requirements and by expanding both our technical sales coverage and production platforms to better supply emerging markets where historically we have been under-represented. Since the Acquisition, we have increased personnel in our specialty carbon black sales force by approximately 15%. We will continue upgrading and expanding our technical sales support capabilities by recruiting and retaining regional industry experts in specialty carbon black applications and key account management. We also plan to implement initiatives to match local production with local demand by expanding our specialty carbon black capacity in regions such as Asia and South America. We will continue our shift to higher margin products as opportunities arise and through ongoing investment in facilities, technology and R&D.

We have focused our innovation efforts on certain “Lighthouse Projects,” which we define as those critical initiatives targeted at delivering premium products for high value applications such as conductive materials, advanced insulation materials, battery applications and the next generation of coatings. Our investments in after-treatment facilities in Germany came on line in early 2014 and are expected to help support continued growth in these materials. A new generation reactor is planned to commence operation in 2015 in Germany, adding another advanced technology to our production platform. This unit will be directed to specialized materials for proprietary applications. The trend of shifting rubber carbon black production to specialty carbon black capacity will continue with the next line conversion scheduled for late 2014 in the United States. Planning is underway for similar conversions in Asia and South America, following recent conversions at Malmö (Sweden) and Belpre (Ohio).

Continue Increasing Our Rubber Carbon Black Margins While Growing Globally with Our Customers

We expect to grow our business by expanding our production to meet the demands of our customers in our regional markets. These markets are expanding with the growing mobility trends around the world and we are well situated to supply these regions with a strong production footprint.

We have expanded capacity in South Korea and will be using the additional volumes of this unit to address the markets in South Korea and the larger Asia-Pacific region, which should help expand our market share in that region. We are also seeking to acquire QECC, which would give us better access to the Chinese market for rubber carbon black, a market we believe offers significant opportunities for profitable growth and which we currently serve only through export channels. We are also actively seeking other acquisition opportunities and joint venture partners in China to further expand our rubber carbon black production base (as well as provide a future platform for specialty carbon black production). Planning is underway to increase capacities in our facility in Paulinia (Brazil) to meet the demands of major tire and mechanical rubber companies that are expanding in South America. Our plant in Jaslo (Poland) is well situated to serve the growing Eastern European market. As this region grows, we will be prepared to add capacity to this facility. We have recently taken steps to eliminate bottlenecks in our U.S. platform in order to meet demand as tire companies commission new manufacturing facilities in the United States.

We also seek to improve the profitability of our rubber carbon black business by developing applications in higher margin markets for mechanical rubber goods and specialty tire requirements. For example, we recently increased capacity in South Korea and Southern Europe for mechanical rubber goods grades that offer improved performance in compounds for automotive sealing systems. We are also supporting our customers’ efforts to meet labeling requirements for tires in Europe and those to come in the United States, South Korea and other countries, by ensuring consistent quality within tightening specifications from our global network. A major “Lighthouse Project” is also underway to commercialize new grades of rubber carbon black that offer a substantial increase in tread life while maintaining other properties such as rolling resistance and traction. With the increased visibility provided by our recently upgraded global management information system, we are better positioned to continue improving our customer and product mix by shifting to more profitable customer/location/grade combinations in our markets around the world. Our global management information system also supports enhanced efforts in price discipline and management of cost increase pass-throughs where necessary and should help us gain a more strategic balance in our relationships with our global key accounts and larger regional accounts.

Strengthening the Competitiveness of Our Operations

We have improved the operating efficiency of our business since the Acquisition. Our goal is best-in-class operating economics in our production platform and a streamlined business structure for Orion as a whole. We believe that our current operational efficiency, flexibility and reliability give us a competitive foundation for future value-creation. We intend to continue our production and energy efficiency initiatives by further exploiting alternative feedstock sources, while optimizing our feedstock and energy purchasing and pricing methods. We will continue upgrading our production lines with the higher efficiency “Orion Design” reactors, which are expected to help increase yield and improve reliability. We recently commissioned “Orion Design” reactors in Ivanhoe (Louisiana) and Orange (Texas) and plan to install such reactors in several other facilities in the United States as well as in Asia and South Africa. We have seen strong increases in global energy efficiency since we installed upgraded heat-recovery equipment in a number of our plants and expect to continue this upgrade at other plants as opportunities for efficiency improvements arise.

Since the Acquisition we have adopted a series of best-practices in our production network. These new standards and approaches have helped us increase our operating efficiencies without significant capital expenditure and will add more value as we continue to develop them. We will continue to focus managerial resources on bringing all of our facilities in line with these higher standards while systematizing our improved practices to make the gains sustainable.

We have used similar best-practice standards for our High Performance Organization (“HPO”) initiative. HPO is targeted at redesigning work processes and increasing employee involvement to improve productivity. We began operating as an independent company with well over 1,500 employees at the time of the Acquisition. Despite having to hire more than 60 administrative personnel to provide a range of services previously provided by Evonik, as a result of certain headcount reduction initiatives we reduced our personnel to 1,405 at the end of 2013. The closure of our Sines (Portugal) plant in December 2013 will lead to a further headcount reduction of approximately 35 full-time employees (FTEs) in 2014. Our headcount reduction efforts included a continuing talent upgrade program that has resulted in the reduction of well over 250 personnel, replaced with approximately 100 higher-qualified personnel. A key success in this area has been the revamping of our senior management team, replacing a majority of the positions with globally experienced senior managers. In addition, we intend to continue implementing a more efficient corporate and management structure at less senior levels, coupled with compensation arrangements that strengthen incentives for our employees with individual performance-linked bonuses based on value creation and cash generation.

We intend to further improve our global management information system to provide better transparency and improve organizational efficiencies, having completed in 2013 the rollout of our globally standardized SAP platform. Such transparency permits better pricing and portfolio mix decisions, clear cost accountability within the organization and improved performance through continued pursuit of best practices in distribution methods and supply chain management, including global inventory management, integrated sales and production planning, and process efficiency upgrades. Our operations key performance indicator system provides management with a more timely and consistent view of the critical operating parameters of our platform around the globe. A specialized team of engineers is ready to act quickly on anomalies identified by the newly commissioned system.

Corporate History and Information

As of the date of this prospectus, we are a Luxembourg limited liability company (société à responsabilité limitée), with a registered office at 15, Rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg. We were incorporated on April 13, 2011 under the name Kinove Luxembourg Holdings 2 S.à r.l. and are registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés) under number B 160558. On May 8, 2014, we changed our name from Kinove Luxembourg Holdings 2 S.à r.l. to Orion Engineered Carbons S.à r.l. Following the date of this prospectus, but prior to the completion of this offering, we will change our legal form to become a Luxembourg joint stock corporation (société anonyme or S.A.) and our name will change to “Orion Engineered Carbons S.A.” Our registered office is located at 15 rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg, and our telephone number is +352 270 48 06 0. Our website address is www.orioncarbons.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus. Our agent for service of process in the United States is Corporation Service Company, located at 1180 Avenue of the Americas, New York, NY 10036, telephone number (800) 927-9800.

Historically, our business operated as a business line of Evonik. Effective July 29, 2011, the Rhône Investors and the Triton Investors indirectly acquired from Evonik the entities operating its carbon black business. Currently, we operate on a fully stand-alone basis.

We operate our businesses through a number of direct and indirect subsidiaries. The following organizational chart presents the percentage ownership and jurisdictions of organization of our significant subsidiaries:

Principal Shareholders and Selling Shareholder

Approximately 88.9% of our shares prior to our change in legal form are held by Kinove Holdings. Prior to this offering (but after giving effect to our change of legal form to a joint stock corporation and the issuance of new shares in connection with the Refinancing described below), approximately 89.69% of our common shares will be held by Kinove Holdings. The remainder will be held by Kinove Luxembourg Coinvestment S.C.A. (“Luxco Coinvest”), an investment vehicle that is owned by members of our management (the “Management Investors”) and Kinove Holdings, and that is managed by Kinove Holdings. All of the common shares to be sold in this offering will be sold by Kinove Holdings, which we refer to as the Selling Shareholder. After giving effect to this offering, Kinove Holdings and Luxco Coinvest will hold 57.81% and 10.31%, respectively, of our outstanding common shares.

Kinove Holdings is currently owned primarily by the Rhône Investors and the Triton Investors, to whom we refer as our “Principal Shareholders.” The remaining ownership interests in Kinove Holdings are held by Luxinva S.A. (the “ADIA Investor”), a wholly-owned subsidiary of the Abu Dhabi Investment Authority, a public institution wholly-owned by the Government of the Emirate of Abu Dhabi.

After giving effect to this offering the Rhône Investors, the Triton Investors and the ADIA Investor will own, indirectly, 27.63%, 27.63% and 6.76%, respectively, of our common shares (25.50%, 25.50% and 6.24%, respectively, assuming full exercise of the underwriters’ option to purchase additional common shares). The Management Investors (including two of our directors) will own, indirectly through Luxco Coinvest, 6.10% of our common shares. For more information about our share ownership, see “Principal Shareholders and Selling Shareholder” and “Related Party Transactions—Management Participation Program.”

We understand that in connection with this offering, the Principal Shareholders and the ADIA Investor intend to enter into a shareholders’ agreement with respect to their holdings in Kinove Holdings. Among other things, this agreement will provide that the shareholders of Kinove Holdings will vote their shares in Kinove Holdings as necessary to appoint to the Company’s Board of Directors two directors nominated by the Rhône Investors, two directors nominated by the Triton Investors and the remaining directors as nominated jointly by the Principal Shareholders. In addition, it is expected that each of the Rhône Investors and the Triton Investors will have the right to appoint non-voting observers to attend any meeting of the Company’s Board of Directors (or any committee thereof) as long as, in each case, their pro rata indirect interest in the Company’s common shares, based on shares held by Kinove Holdings and Luxco Coinvest, is not less than 5%. This right to appoint board observers will lapse three years after the consummation of this offering and the determination to grant this right to Kinove Holdings will be made by the Board of Directors of the Company. Further, the shareholders’ agreement will provide that, generally, for a period of three years following the expiration of the lock-up agreements in connection with this offering, shares of the Company will be sold by Kinove Holdings in a manner that is pro rata among the Rhône Investors, the Triton Investors and the ADIA Investor.

Refinancing

At or prior to the closing of this offering, we intend to take the following steps to refinance our outstanding borrowings and discharge our outstanding preferred equity certificates (the “Refinancing”). The matters described below reflect our current estimates and plans.

•	Enter into a new credit facility (the “New Credit Facility”) consisting of (i) a senior secured term loan of approximately €665 million, which we expect would have a final maturity in 2021 and would accrue interest at a floating annual rate based on a base rate or LIBOR plus a spread and (ii) a multicurrency, senior secured revolving line of credit of up to €115 million, which we expect would have a final maturity in 2019 and would accrue interest at a floating annual rate based on a base rate or LIBOR plus a spread. The terms of the New Credit Facility have not been finally determined and are subject to change. For a summary of the expected material terms of the New Credit Facility see “Description of Material Indebtedness—New Senior Secured Credit Facility.”

•	Use the net proceeds from the new term loan described above to do the following:

•	redeem our Senior Secured Notes in full, in an aggregate amount of approximately €532 million (including principal, premium and estimated accrued interest to the redemption date); this amount is net of approximately €65 million of Senior Secured Notes (including principal, premium and accrued interest) that we redeemed in May 2014; we also made a regular interest payment on the notes of approximately €24 million in June 2014;

•	discharge our Preferred Equity Certificates held by Kinove Holdings, which we refer to as the “PECs” or our “Shareholder Loan,” in full, in an aggregate amount of approximately $396 million (€287 million) (which includes principal and estimated accrued yield to the discharge date), by (1) paying approximately $110 million (€80 million) in cash to Kinove Holdings in respect of a portion of the PECs and (2) issuing approximately $286 million (€207 million) worth of new shares at the initial public offering price for this offering to Kinove Holdings in respect of the balance, which would be treated as an equity contribution; based upon the mid-point of the estimated price range set forth on the cover of this prospectus, the number of new shares to be issued would be approximately 12,708,102 and would increase by approximately 590,000 common shares for every $1.00 of decrease (or decrease by approximately 540,000 common shares for every $1.00 of increase) in the initial public offering price below (or above) the mid-point of the estimated range;

•	repay approximately €45 million (including principal and estimated accrued interest to the repayment date) owing under our $250 million existing revolving credit facility (the “Revolving Credit Facility”), in respect of borrowings that we made after March 31, 2014 to the extent they have not been repaid prior to the Refinancing; and

•	pay approximately €15 million of estimated fees relating to the New Credit Facility.

Prior to the pricing of this offering, we will call the remaining Senior Secured Notes for redemption on a date that will occur after the closing of this offering. The redemption notice will be given at least 30 days in advance of the redemption date and will be irrevocable, subject to the closing of this offering and the Refinancing having occurred. Prior to the closing of this offering, we will place in escrow, for the benefit of the holders of the remaining notes, funds sufficient to redeem the notes on the redemption date and satisfy and discharge the indenture under which they were issued. We will remain obligated to pay the escrowed funds to the note holders on the redemption date. The accrued interest and yield included in the amounts listed above are estimates and will depend on when the closing of this offering and the subsequent redemption date actually occur.

At the closing of this offering, all of our liabilities in respect of the Senior Secured Notes and PECs will be extinguished (subject to our obligation to pay the escrowed funds to the note holders as described above) and, together with our Revolving Credit Facility, of which approximately $188 million is currently undrawn, will be replaced with the term loan and line of credit (which will be undrawn) under the New Credit Facility. As a result of these steps, we expect that our outstanding total liabilities as of March 31, 2014 will be reduced by approximately €161.9 million, or 14.7% (net of reduction for capitalized transaction costs, unamortized discount and accrued interest or yield).

In addition, we would expect the Refinancing to substantially reduce our interest costs, which have reflected annual interest rates of 10.000% (Euro tranche) and 9.625% (U.S. Dollar tranche), in the case of the Senior Secured Notes, and an annual yield rate of 10.573%, in the case of the PECs. In comparison, we estimate that the new term loan will have an overall effective interest rate substantially lower than the current rates listed above. See “Pro Forma Financial Information.” The amounts referred to above assume that the pricing of this offering will occur on July 24, 2014 and, where expressed in Euro, include U.S. Dollar amounts converted at a rate of €1.00 = US$1.3800. If the pricing of this offering occurs on a later date, the amounts of accrued interest and accrued yield (and thus the number of shares to be issued to Kinove Holdings in the Refinancing) described above would increase.

We understand that Kinove Holdings intends to use the net proceeds from its sale of common shares in this offering, together with the funds it receives from us on discharge of the PECs and its own available cash, to repay in full the principal amount of its outstanding PIK Toggle Notes due 2019, at the closing of this offering.

For more information about the potential impact of this offering and the Refinancing on our financial condition and results of operations, see “Capitalization” and “Pro Forma Financial Information.” For more information about the Senior Secured Notes, the PECs and the proposed terms of the New Credit Facility, including restrictive covenants, see “Description of Material Indebtedness.”

THE OFFERING

Common shares offered by Kinove Holdings	18,000,000 common shares.

Common shares to be outstanding	56,458,102 common shares.

immediately after this offering

Option to purchase additional common shares	The underwriters have an option for a period of 30 days from the date of this prospectus to purchase from the Selling Shareholder up to 2,700,000 additional common shares at the public offering price, less the underwriting discount.

Voting rights	Each common share carries one vote.

Use of proceeds	The Selling Shareholder will receive all of the net proceeds from this offering and we will not receive any. All of the common shares to be sold in this offering will be sold by Kinove Holdings.

Dividend policy	We have not declared or paid any dividends since the Acquisition, but we currently intend to pay regular annual dividends on our common shares after the completion of this offering, beginning in 2015 in respect of the portion of 2014 following our change of legal form to a Luxembourg joint stock corporation in connection with this offering. The amount of any future dividend has not been determined. In accordance with the Luxembourg Company Law, the amount would have to be approved by the shareholders at their annual general meeting upon the recommendation of the Board of Directors, would depend on the balance sheet profit of the Company and be subject to other Luxembourg law requirements. In addition, it is expected that the New Credit Facility will include a covenant restricting our ability to pay dividends, subject to certain exceptions. For more information see “Dividend Policy.”

Listing	We have applied to list our common shares on the NYSE under the symbol “OEC”.

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to an additional 2,700,000 common shares from the Selling Shareholder. After giving effect to this offering, the Rhône Investors, the Triton Investors and the ADIA Investor will own, indirectly, 27.63%, 27.63% and 6.76%, respectively, of our common shares (25.50%, 25.50% and 6.24%, respectively, assuming full exercise of the underwriters’ option to purchase additional common shares). The Management Investors (which include two of our directors) will own, indirectly through Luxco Coinvest, 6.10% of our common shares.

Unless otherwise indicated, all share ownership information in this prospectus gives effect to the change of legal form of the Company to a Luxembourg joint stock corporation and to the issuance of new shares to Kinove Holdings in the Refinancing.

Summary Historical Financial Information and Other Data

The following tables set forth our summary historical financial information and other data for the three months ended March 31, 2014 and 2013 and fiscal years 2013, 2012 and 2011 and as of March 31, 2014 and December 31, 2013, 2012 and 2011. Except for Net Working Capital, Change in Net Working Capital, Total gross profit per Metric Ton, Contribution Margin and Contribution Margin per Metric Ton, the information for fiscal years 2013, 2012 and 2011 and as of December 31, 2013 and 2012 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our balance sheet information as of December 31, 2011 is derived from our audited consolidated financial statements, which are not included in this prospectus. Except for Net Working Capital, Change in Net Working Capital, Total gross profit per Metric Ton, Contribution Margin and Contribution Margin per Metric Ton, the information for the three months ended March 31, 2014 and 2013 and as of March 31, 2014 has been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. This information should be read in conjunction with the consolidated financial statements included elsewhere in this prospectus, the related notes and other financial information included herein. Our historical results are not necessarily indicative of the results that might be expected for future interim periods or for the full fiscal year ending December 31, 2014. The unaudited interim condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented.

The Company was incorporated on April 13, 2011 and prior to the Acquisition had no operations. The Successor period for 2011 covers the period from incorporation through December 31, 2011 (the Successor “Period ended December 31, 2011”). For the Predecessor period ended July 29, 2011, financial information set forth below has been derived from Evonik Carbon Black’s audited combined financial statements (the Predecessor “Period ended July 29, 2011”).

The following table also contains translations of Euro amounts into U.S. Dollars as of and for the year ended December 31, 2013 and the three months ended March 31, 2014. These translations are solely for the convenience of the reader and were calculated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York, which as of December 31, 2013 was €1.00 = US$1.3779 and as of March 31, 2014 was €1.00 = US$1.3777. You should not assume that, on that or any other date, one could have converted these amounts of Euro into U.S. Dollars at these or any other exchange rate.

	Successor							Predecessor
Income Statement Data	Three Months Ended March 31,			Year Ended December 31,			Period Ended December 31,	Period Ended July 29,
	2014		2013	2013		2012	2011	2011
	(in US$ million)	(in € million)		(in US$ million)	(in € million)	(in € million)	(in € million)	(in € million)
Revenue	455.3	330.5	341.1	1,845.9	1,339.6	1,397.5	545.1	780.6
Cost of sales	(357.6)	(259.6)	(271.5)	(1,475.5)	(1,070.8)	(1,116.0)	(455.1)	(611.5)
Gross profit	97.6	70.9	69.6	370.4	268.8	281.6	89.9	169.1
Selling expenses	(33.6)	(24.4)	(23.7)	(126.9)	(92.1)	(96.2)	(42.1)	(61.2)
Research and development costs	(3.9)	(2.8)	(3.4)	(13.9)	(10.1)	(9.5)	(4.8)	(5.8)
General and administrative expenses	(17.0)	(12.3)	(13.5)	(72.4)	(52.5)	(54.3)	(14.1)	(19.3)
Other operating income	1.0	0.7	5.1	11.5	8.3	18.5	12.1	145.0
Other operating expenses	(5.0)	(3.6)	(9.1)	(53.3)	(38.7)	(52.5)	(57.0)	(31.7)
Operating result (EBIT)	39.2	28.5	25.0	115.5	83.8	87.7	(16.0)	196.0
Finance income	0.6	0.4	15.9	23.6	17.1	5.2	7.6	0.3
Finance costs	(33.4)	(24.2)	(49.9)	(155.3)	(112.7)	(103.1)	(76.0)	(12.0)
Share of profit or loss of joint venture	0.1	0.1	0.1	0.5	0.4	0.4	0.2	0.5
Financial Result	(32.7)	(23.7)	(33.9)	(131.2)	(95.2)	(97.5)	(68.3)	(11.3)
Profit or loss before income taxes	6.6	4.8	(8.9)	(15.7)	(11.4)	(9.8)	(84.3)	184.7
Income taxes	(7.1)	(5.2)	2.4	(10.4)	(7.5)	(8.9)	9.8	(62.1)
Profit or loss for the period	(0.6)	(0.4)	(6.5)	(26.1)	(19.0)	(18.7)	(74.5)	122.7

	Successor						Predecessor
Balance Sheet Data	As of March 31,		Year Ended December 31,			As of December 31,	Period Ended July 29,
	2014	2014	2013		2012	2011	2011
	(in US$ million)	(in € million)	(in US$ million)	(in € million)	(in € million)	(in € million)	(in € million)
Cash and cash equivalents	119.6	86.8	97.1	70.5	74.9	98.9	39.0
Property, plant and equipment	450.1	326.7	459.5	333.5	334.6	325.5	319.5
Total assets	1,419.5	1,030.3	1,387.5	1,007.0	1,092.7	1,141.7	1,020.2
Total liabilities	1,521.7	1,104.5	1,489.8	1,081.2	1,089.5	1,118.0	563.3
Total equity	(102.2)	(74.2)	(102.3)	(74.3)	3.2	23.7	456.9

	Successor							Predecessor
Cash Flow Data	Three Months Ended March 31,			Year Ended December 31,			Period Ended December 31,	Period Ended July 29,
	2014	2014	2013	2013		2012	2011	2011
	(in US$ million)	(in € million)		(in US$ million)	(in € million)	(in € million)	(in € million)	(in € million)
Change in Net Working Capital(1) (increase)/decrease	(11.3)	(8.2)	(11.0)	64.3	46.7	54.2	27.3	(87.3)
Capital Expenditures(2)	(10.6)	(7.7)	(19.5)	(106.3)	(77.2)	(71.3)	(17.1)	(16.2)

	Successor							Predecessor
Other Financial Data	Three Months Ended March 31,			Year Ended December 31,			Period Ended December 31,	Period Ended July 29,
	2014	2014	2013	2013		2012	2011	2011
	(in US$ million)	(in € million)		(in US$ million, unless otherwise indicated)	(in € million, unless otherwise indicated)	(in € million, unless otherwise indicated)	(in € million, unless otherwise indicated)	(in € million, unless otherwise indicated)
Adjusted EBITDA(3)	68.9	50.0	45.3	263.3	191.1	188.0	57.9	111.7
Contribution Margin(4)	139.3	101.1	98.5	546.2	396.4	402.7	147.0	242.2
Contribution Margin per Metric Ton (in €/US$)	558.8	405.6	406.4	564.1	409.4	424.1	351.7	381.0
Depreciation, amortization and impairment	26.1	18.9	15.0	104.8	76.1	59.3	23.4	22.4
Net Working Capital(1)	316.1	229.5	279.0	305.0	221.3	268.1	322.3	349.6

	Successor							Predecessor
Operating Segment Data(5)	Three Months Ended March 31,			Year Ended December 31,			Period Ended December 31,	Period Ended July 29,
	2014	2014	2013	2013		2012	2011	2011
	(in US$ million)	(in € million)		(in US$ million, unless otherwise indicated)	(in € million, unless otherwise indicated)	(in € million, unless otherwise indicated)	(in € million, unless otherwise indicated)	(in € million, unless otherwise indicated)
Volume (in kmt)
Specialty Carbon Black	50.9	50.9	45.2	190.6	190.6	185.2	69.0	114.8
Rubber Carbon Black	198.4	198.4	197.1	777.7	777.7	764.4	348.9	520.7
Total volume	249.3	249.3	242.3	968.3	968.3	949.6	417.9	635.5
Revenue
Specialty Carbon Black	140.6	102.0	97.9	537.8	390.3	400.1	138.0	236.9
Rubber Carbon Black	314.7	228.4	243.2	1,308.1	949.4	997.5	407.0	543.7
Total segments	455.3	330.5	341.1	1,845.9	1,339.7	1,397.6	545.0	780.6

	Successor							Predecessor
Operating Segment Data(5)	Three Months Ended March 31,			Year Ended December 31,			Period Ended December 31,	Period Ended July 29,
	2014	2014	2013	2013		2012	2011	2011
	(in US$ million)	(in € million)		(in US$ million, unless otherwise indicated)	(in € million, unless otherwise indicated)	(in € million, unless otherwise indicated)	(in € million, unless otherwise indicated)	(in € million, unless otherwise indicated)
Gross profit
Specialty Carbon Black	44.5	32.3	31.9	169.1	122.8	125.6	39.6	94.9
Rubber Carbon Black	53.2	38.6	37.7	201.2	146.1	155.9	50.3	74.1
Total gross profit	97.7	70.9	69.6	370.3	268.9	281.5	89.9	169.0
Total gross profit per Metric Ton (in €/US$)	391.8	284.4	287.3	382.5	277.6	296.4	215.2	266.0
Adjusted EBITDA
Adjusted EBITDA Specialty Carbon Black	35.4	25.7	23.7	135.0	98.0	89.4	26.2	69.0
Adjusted EBITDA Rubber Carbon Black	33.5	24.3	21.6	128.3	93.1	98.6	31.7	42.7
Adjusted EBITDA(3)	68.9	50.0	45.3	263.3	191.1	188.0	57.9	111.7

(1)	Change in Net Working Capital represents the difference between the Net Working Capital on the balance sheet at the beginning and at the end of the relevant period. Net Working Capital is defined as inventories plus current trade receivables minus trade payables. Net Working Capital is a non-IFRS financial measure. For a reconciliation of non-IFRS financial measures to the most directly comparable IFRS measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-IFRS Financial Measures.” See also “Presentation of Financial and Other Information.”

(2)	Capital Expenditures is defined as Cash paid for the acquisition of intangible assets and property, plant and equipment as shown in the consolidated financial statements.

(3)	Adjusted EBITDA represents operating result (EBIT) before depreciation and amortization, adjusted for certain non-recurring and other items. Different companies and analysts may calculate EBITDA-based measures differently, so making comparisons among companies on this basis should be done very carefully. EBITDA-based measures are not measures of performance under IFRS and should not be considered in isolation or construed as substitutes for revenue, consolidated profit or loss for the period, operating result (EBIT), gross profit and other IFRS measures as an indicator of our operations in accordance with IFRS. See “Presentation of Financial and Other Information.” For a reconciliation of non-IFRS financial measures to the most directly comparable IFRS measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-IFRS Financial Measures.”

(4)	Contribution Margin represents revenue less costs of raw materials, packaging, utilities and distribution. Contribution Margin per Metric Ton represents Contribution Margin divided by sales volume measured in metric tons. We believe that Contribution Margins can provide a useful basis for comparing the current performance of the underlying operations being evaluated, because our revenue is strongly impacted by fluctuations in raw material costs, in particular the cost of carbon black oil, our principal feedstock. Different companies and analysts may calculate contribution margins differently, so making comparisons among companies on this basis should be done very carefully. Contribution Margins are not measures of performance under IFRS and should not be considered in isolation or construed as a substitute for revenue, consolidated profit or loss for the period, operating result (EBIT), gross profit and other IFRS measures as an indicator of our operations in accordance with IFRS. See “Presentation of Financial and Other Information.” For a reconciliation of non-IFRS financial measures to the most directly comparable IFRS measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-IFRS Financial Measures.”

(5)	Our business is divided between the following two operating segments: Specialty Carbon Black and Rubber Carbon Black. The allocation of income and expenses to the segments is based on agreed procedures as set forth in the notes to our consolidated financial statements included elsewhere in this prospectus. Certain income and expenses are not allocated to the individual segments. These include Acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of associates, other amortization and other non-operating expenses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Discussion.”

RISK FACTORS

You should carefully consider the following risks and other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before you decide to purchase our common shares. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also affect our business operations and financial condition. If any of these risks actually occur, our business, financial condition and results of operations could be materially affected. As a result, the trading price of our common shares could decline and you could lose part or all of your investment.

Risks Related to Our Business

Negative or uncertain worldwide economic conditions may result in business volatility and may adversely impact our business, financial condition, results of operations and cash flows.

Our operations and performance are materially affected by worldwide economic conditions. Because carbon black is used in a diverse group of end products, demand for carbon black has historically been related to real GDP and general global economic conditions. In particular, a large part of our sales has direct exposure to the cyclical automotive industry and, to a lesser extent, the construction industry. As a result, our business experiences a level of inherent cyclicality. The nature of our business and our large fixed asset base make it difficult to rapidly adjust our fixed costs downward when demand for our products declines, which could materially affect our profitability. A global or regional economic downturn may reduce demand for our products, which would decrease our revenue and could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, our results of operations dropped sharply in the wake of the global financial and economic crisis in the second half of 2008 and 2009. In periods with significant market turmoil and tightened credit availability, we expect to experience difficulty in collecting accounts receivable, pricing pressure and reduced global business activity.

Structural changes in the industries in which we operate may result in business volatility and may adversely affect our business, financial condition, results of operations and cash flows.

Our business is influenced by structural changes in the industries in which we operate, such as the entry of new suppliers, product substitution, changing technologies, industry consolidation and the migration of customers to lower-cost countries. Some of our customers have in the past shifted, and may continue to shift, manufacturing capacity from mature regions, such as North America and Europe, to emerging regions, such as Asia and South America. Although we have developed and implemented strategies to meet these changes in demand, we cannot be certain that we will be able to successfully expand capacity in emerging regions. Our ability to expand in these regions depends in part on their economic and political conditions and on our ability to establish and finance operations, construct additional manufacturing capacity or form strategic business alliances including acquisitions and joint ventures. Over the last few years, for instance, our competitors in China have aggressively added capacity at a far greater rate than demand has increased, which has resulted in pressured margins in the region. In addition, we may not be successful in reducing capacity in mature regions commensurate with industry demand. Similarly, demand for our customers’ products and our competitors’ reactions to market conditions could affect our results. Our business is also sensitive to changes in industry capacity utilization. Prices tend to decrease when capacity utilization decreases, which could adversely affect our business, financial condition, results of operations and cash flows.

Our business is subject to operational risks, which could adversely affect our business, financial condition, results of operations and cash flows.

Our operations are subject to hazards inherent in chemicals manufacturing and the related use, storage, transportation and disposal of feedstocks, products and wastes, including but not limited to, fires and explosions, accidents, severe weather and natural disasters, including hurricanes, tornados, ice storms, droughts, floods and earthquakes, mechanical failures, unscheduled downtime at our production facilities; transportation interruptions; pipeline leaks and ruptures, quality problems, technical difficulties, energy grid shutdowns, discharges or releases of toxic or hazardous substances or gases, other environmental risks, and sabotage, terrorist attacks or other acts of violence as well as potential boycotts, general strikes, sanctions or blockades.

Such events could disrupt our supply of raw materials or otherwise affect production, transportation and delivery of our products or affect demand for our products. We could incur significant expenditures in connection with such operational risks. These may be caused both by external factors, such as natural disasters, war, acts of terrorism, strikes, official orders, technical interruptions or material defects, or accidents or other mistakes in internal procedures, such as fire, explosion or release of toxic or hazardous substances. In all of these cases, our property or third-party property or the environment may sustain damage, or there may be human exposure to hazardous substances, personal injuries or fatalities, resulting in material financial liabilities and civil or criminal law consequences, the temporary or permanent closure of the relevant production site or power plant and a negative impact on our financial condition, results of operations and cash flows.

We are dependent on major customers for a significant portion of our sales, and a significant adverse change in a customer relationship could adversely affect our business, financial condition, results of operations and cash flows.

Customer concentration is driven by the consolidated nature of the industries we serve. In 2013, our top ten customers accounted for approximately 57% of our sales volume in kmt. The top five customers in our Specialty Carbon Black segment and the top five customers in our Rubber Carbon Black segment represented approximately 32% and approximately 57% of our Specialty Carbon Black and Rubber Carbon Black segment sales volumes measured in kmt for 2013, respectively. Our success in strengthening relationships and growing business with our largest customers and retaining their business over extended time periods could affect our future results. The loss of any of our major customers, including due to industry consolidation, or a reduction in volumes sold to them, could adversely affect our results of operations. Any deterioration in the financial condition of any of our customers or the industries they serve that impairs our customers’ ability to make payments to us could increase our uncollectible receivables and could adversely affect our business, financial condition, results of operations and cash flows.

We may not be able to compete successfully in the industries and markets in which we operate.

The industries in which we operate are highly competitive and this competition could harm our business, financial condition, results of operations and cash flows. Competition is based on price, product innovation, product quality, distribution capability, and industry and customer knowledge. We face competition from global and regional suppliers, both in developed and emerging regions. More recently, a significant percentage of tire demand is met by imports from, and a shift in production to, low-cost emerging regions. This has adversely impacted utilization rates of carbon black producers in developed regions and resulted in plant closures. While we aim to operate at low cost and are focused on reducing our fixed and variable cost base across our production chain, there may be improvements in the cost competitiveness of other manufacturers relative to us or in the performance properties of substitutable products and raw materials, which could result in advantages for our competitors and adversely affect our business. Furthermore, some of our competitors have greater financial and other resources and larger capitalization than we do. If we are unable to respond successfully to changing competitive conditions, the demand for our products could be adversely affected.

The markets in which we operate are highly competitive and this competition, and the challenges we face to gain share in those markets and new markets, could harm our business, financial condition, results of operations and cash flows. In particular, any inability to increase access to the Chinese market, which is currently the largest carbon black market in the world, could place us at a competitive disadvantage in China. In the event that we do not acquire QECC or we are unable to otherwise increase our access into the Chinese market for carbon black, we may be unable to compete with other producers in that market, as effectively as we would wish, which could have an adverse effect on our business, financial condition, results of operations and cash flows. We entered into an agreement with Evonik for the acquisition of QECC in 2011, but the agreement has since expired. Currently, the acquisition is subject to negotiations with Evonik and between Evonik and its joint venture partner, as well as Chinese government review, and we are unable to predict whether or when the acquisition of QECC by us will occur or whether completion of the acquisition is probable.

We may not successfully develop new products and technologies that address our customers’ changing requirements or competitive challenges, and our customers may substitute for carbon black by using other products we do not offer.

The industries into which we sell our products are subject to periodic technological changes, ongoing product improvements, product substitution and changes in customer requirements. Increased competition from existing or newly developed products offered by our competitors or companies whose products offer a similar functionality to our products may negatively affect demand for our products. We work to identify, develop and market innovative products on a timely basis to meet our customers’ changing requirements and competitive challenges. Should we not be able to substantially maintain or further develop our product portfolio, customers may elect to source comparable products from competitors, which could adversely affect our business, financial condition, results of operations and cash flows.

Although carbon black continues to offer significant opportunities for product and process innovation, we cannot be certain that the investments we make in our Innovation Group will result in proportional increases in revenue or profits. In addition, the timely commercialization of products that we are developing may be disrupted or delayed by manufacturing or other technical difficulties, industry acceptance or insufficient industry size to support a new product, competitors’ new products, and difficulties in moving from the experimental stage to the production stage. These disruptions or delays could adversely affect our business, financial condition, results of operations and cash flows.

As a reinforcing agent in rubber, carbon black competes primarily with precipitated silica in combination with silane, which is not part of our product portfolio. Historically, silica has offered some performance benefits over carbon black in the area of rolling resistance. To date, silica-based tire applications have gained position in passenger car tire treads. Although substitution has not been significant due to carbon black’s cost advantage, technological advances and changing customer requirements may lead to increased demand for silica-based tires, especially in developed regions. For example, Evonik announced in 2010 plans to significantly increase its capacity for precipitated silica to satisfy increasing demand. Increased substitution and competition from precipitated silica producers, including Evonik, could adversely affect our business, financial condition, results of operations and cash flows. If we should decide to include precipitated silica in combination with silane in our product portfolio in the future, we may be restricted in our ability to do so under our intellectual property sharing arrangements with Evonik.

Alternative materials, procedures or technologies may be developed, or existing ones may be improved, and replace those currently offered in the carbon black industry. If such newly developed or improved products are being offered at lower prices, have preferable features or other advantages, in particular from a regulatory perspective, and we are not able to offer similar new or improved products, we may lose substantial business, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

We may be unable to implement our business strategies in an effective manner.

Our future financial performance and success largely depend on our ability to maintain our current position and to implement our business strategies for growth successfully. We have undertaken, and will continue to undertake, various initiatives to realign our product portfolio away from standard specialty carbon black and rubber carbon black products to higher margin applications, and we continue to focus on cost reduction initiatives to optimize our asset base, improve operating efficiencies and generate cost savings. We cannot assure you that we will successfully implement our business strategies or that implementing these strategies will sustain or improve and not harm our results of operations. In particular, we may not be able to increase or sustain our manufacturing efficiency or asset utilization, enhance our current portfolio of products or achieve other fixed or variable cost savings. In addition, the costs involved in implementing our strategies may be significantly greater than we currently anticipate. For example, our ability to complete capacity expansions as planned may be delayed or interrupted by the need to obtain environmental and other regulatory approvals, the availability of labor and materials, unforeseen hazards, such as weather conditions, and other risks customarily associated with construction projects. Moreover, the cost of expanding capacity could have a negative impact on our financial results until capacity utilization is sufficient to absorb the incremental costs associated with the expansion. Further, labor or governmental restrictions could impede or delay our ability to reduce headcount.

Our business strategies are based on our assumptions about future demand for our products and the new products and applications we are developing and on our continuing ability to produce our products profitably. Each of these factors depends, among other things, on our ability to realign our product portfolio, divest businesses or discontinue product lines on favorable terms and with minimal disruptions, finance our operations and product development activities, maintain high-quality and efficient manufacturing operations, relocate and close certain manufacturing facilities with minimal disruption to our operations, respond to competitive and regulatory changes, access quality raw materials in a cost-effective and timely manner, and retain and attract highly skilled technical, managerial, marketing and finance personnel. Any failure to develop, revise or implement our business strategies in a timely and effective manner may adversely affect our business, financial condition, results of operations and cash flows.

We are subject to volatility in the costs and availability of raw materials and energy, which could decrease our margins and adversely affect our business, financial condition, results of operations and cash flows.

Our manufacturing processes consume significant amounts of raw materials and energy, the costs of which are subject to fluctuations in worldwide supply and demand as well as other factors beyond our control. In 2013, raw materials accounted for 82% of our cost of sales. Approximately 80% of the cost of raw material used in the production of carbon black is related to petroleum-based or coal-based feedstock, with some limited use of other materials, such as natural gas. We obtain a considerable portion of our raw materials and energy from selected key suppliers. If any of these suppliers is unable to meet its obligations under supply agreements with us on a timely basis or at all, we may be forced to incur higher costs to obtain the necessary raw materials and energy elsewhere or, in certain limited cases, may not be able to obtain carbon black oil or raw materials at all. Additionally, raw material sourcing and related infrastructure in certain jurisdictions where we operate may be subject to local regulations that may reduce, delay or halt the physical supply of raw materials. Our inability to source quality raw materials or energy in a timely fashion and pass through cost increases to our customers could have an adverse impact on our business, financial condition, results of operations and cash flows.

Most of our carbon black supply contracts contain provisions that adjust prices to account for changes in a relevant feedstock price index. While we have recently re-negotiated many of our customer contracts to reduce the time-lag after which we are able to pass through changes in carbon black oil prices to our customers, we are still to some extent exposed to oil price fluctuations and there can be no assurance that we will continue to be able to shift price risks to our customers. Success in offsetting increased raw material and energy costs with price increases is largely influenced by competitive and economic conditions, as well as the speed and severity of such changes, and could vary significantly, depending on the segment served. Such increases may not be accepted by our customers, may not be fully reflected in the indices used in our pricing formulas, may not be sufficient to compensate for increased raw material and energy costs or may decrease demand for our products and our volume of sales. Failure to fully offset the effects of increased raw material or energy costs could have a material adverse effect on our business, financial condition, results of operations and cash flows. Further, volatility in costs and pricing could result in commercial disputes with suppliers and customers regarding the interpretations of complex contractual pricing arrangements, which could adversely affect our business.

Significant movements in the market price for crude oil tend to create volatility in our carbon black feedstock costs, which can affect both our Net Working Capital and operating results. Changes in raw material and energy prices have a direct impact on our Net Working Capital levels. In general, increases in the cost of raw materials lead to an increase in our Net Working Capital requirements, as our inventories and current trade receivables increase as a result of higher carbon black oil and other feedstock prices and related sales price levels, partially offset by an increase in trade payables. Due to the quantity of carbon black oil and finished goods that we typically keep in stock together with the levels of receivables and payables maintained, increases occur gradually over a two to three-month period but can vary depending on inventory levels and working capital levels generally. Conversely, decreases in the cost of raw materials lead to a decrease in our Net Working Capital requirements within a two to three-month period following the decrease in costs. Net Working Capital swings are particularly significant in an environment of high price volatility.

Any failure to realize benefits from investments, joint ventures, acquisitions or alliances could adversely affect our business, financial condition, results of operations and cash flows.

We have made, and may continue to make, investments and acquisitions and enter into joint ventures. The success of acquisitions of new technologies, companies and products, or arrangements with third parties is not always predictable and we may not achieve our anticipated objectives. Many of our investments, such as Deutsche Gasrußwerke GmbH & Co. KG (the “German JV”), our joint venture with, among others, the tire manufacturers Continental, Pirelli and Goodyear, require high initial expenditures as well as ongoing expenditures for modernization and expansion. The German JV finances itself independently. However, any potential future lack of external financing sources may jeopardize such joint venture and may result in negative impacts on our own supply chain and business. Our investments can only be operated profitably if their utilization is warranted by corresponding demands. Should we build up overcapacities that remain unused due to erroneous assessments of market development, this could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Plant capacity expansions and site development projects may be delayed or may not achieve the expected benefits.

Our ability to complete capacity expansions, including capacity conversions from rubber carbon black to specialty carbon black, and other site development projects as planned may be delayed, interrupted, or otherwise limited by the need to obtain environmental and other regulatory approvals, unexpected cost increases, availability of labor and materials, unforeseen hazards such as weather conditions, and other risks customarily associated with construction projects. Moreover, the costs of these activities could have a negative impact on our results of operations, and in the case of capacity expansion projects, until capacity utilization at the particular facility is sufficient to absorb the incremental costs associated with the expansion. In addition, our ability to expand capacity in emerging countries depends in part on economic and political conditions in these regions and, in some cases, on our ability to establish operations, construct additional manufacturing capacity or form strategic business alliances.

We may be subject to information technology systems failures, network disruptions and breaches of data security.

Our information technology systems are an important element for effectively operating our business. We have recently implemented new software (SAP) on a Group-wide basis. The global implementation process of SAP is associated with certain risks for our business, such as failures, breakdowns and malfunctioning. This could adversely affect our business operations and materially impact the relationships we have with our customers and suppliers, our reputation and our operating costs and margins.

Information technology systems failures, in particular failures in connection with running SAP, including risks associated with upgrading our systems, network disruptions and breaches of data security could disrupt our operations by impeding our processing of transactions, our ability to protect customer or company information and our financial reporting leading to increased costs. It is possible that future technological developments could adversely affect the functionality of our computer systems and require further action and substantial funds to prevent or repair computer malfunctions. Our computer systems, including our back-up systems, could be damaged or interrupted by power outages, computer and telecommunications failures, computer viruses, cybercrimes, internal or external security breaches, events such as fires, earthquakes, floods, tornadoes and hurricanes, or errors by our employees. Although we have taken steps to address these concerns by implementing sophisticated network security, back-up systems and internal control measures, there can be no assurance that a system failure or data security breach will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition to supporting our operations, we use our systems to collect and store confidential and sensitive data, including information about our business, our customers and our employees. As our technology continues to evolve, we anticipate that we will collect and store even more data in the future, and that our systems will increasingly use remote communication features that are sensitive to both willful and unintentional security breaches. Much of our value is derived from our confidential business information, including customer data, proprietary technology and trade secrets, and to the extent the confidentiality of such information is compromised, we may lose our competitive advantage and our business, financial condition, results of operations and cash flows may suffer. We also collect, retain and use personal information, including data we gather from customers for product development and marketing purposes, and data we obtain from employees. In the event of a breach in security that allows third parties access to this personal information, we are subject to a variety of laws on a global basis that require us to provide notification to the data owners, and that subject us to lawsuits, fines and other means of regulatory enforcement. Our reputation could suffer in the event of such a data breach, which could cause customers to purchase from our competitors. Ultimately, any compromise of our data security could have a material adverse effect on our business.

We have experienced losses in the past, and we may experience losses in the future.

We experienced losses of €0.4 million, €19.0 million, €18.7 million and €74.5 million in the three months ended March 31, 2014, fiscal years 2013 and 2012 and the Period ended December 31, 2011, respectively. We may experience losses in the future, and we cannot assure you that we will achieve profitability in future periods.

If we are unable to successfully negotiate with the representatives of our employees, including labor unions and works councils, we may experience strikes and work stoppages.

We are party to collective bargaining agreements and social plans with our labor unions. We also are required to consult with our employee representatives, such as works councils, on certain matters such as restructurings, acquisitions and divestitures. Although we believe that our relations with our employees are good, there can be no assurance that new agreements will be reached or consultations will be completed without union or works council actions or on terms satisfactory to us. Currently, we are in negotiations with Korean labor unions, in connection with a recent Korean Supreme Court decision pursuant to which recurring fixed bonus payments to Korean employees in certain circumstances constitutes ordinary wages. This decision has raised several issues for Korean companies and generally may result in additional labor costs. We cannot predict the outcome of such negotiations. Current and future negotiations and consultations with employee representatives could have a material adverse effect on our business. In addition, a material work stoppage or union dispute could adversely affect our business, financial condition, results of operations and cash flows. See “Business—Employees—Labor Relations.”

We may not be able to recruit or retain key management and personnel.

Our success is dependent on the management and leadership skills of our key management and personnel. Following the completion of the Acquisition, our management team has been reorganized, including the establishment of new positions directly reporting to the chief executive officer, and significant competencies have been added to the management team to further strengthen our business. The loss of any member of our reorganized key management team and personnel or an inability to attract, retain, develop and maintain additional personnel could prevent us from implementing our business strategy. In addition, our future growth and success also depend on our ability to attract, train, retain and motivate skilled managerial, sales, administration, operating and technical personnel. The loss of one or more member(s) of our key management or operating personnel, or the failure to attract, retain and develop additional key personnel, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are exposed to political or country risk inherent in doing business in some countries.

We operate a global network of production plants, located in Europe, North America, South Korea, South Africa and Brazil. Accordingly, our business is subject to risks related to the differing legal, political, social and regulatory requirements and economic conditions of many jurisdictions. Risks inherent in international operations include the following: changes in the rate of economic growth, unsettled political or economic conditions, expropriation or other governmental actions; social unrest, war, terrorist activities or other armed conflict; national and regional labor strikes, confiscatory taxation or other adverse tax policies, deprivation of contract rights, trade regulations affecting production, pricing and marketing of products; reduced protection of intellectual property rights; restrictions on the repatriation of income or capital, exchange controls, inflation, currency fluctuations and devaluation, the effect of global environmental, health and safety issues on economic conditions, market opportunities and operating restrictions, changes in foreign laws and tax rates, changes in trade sanctions that result in losing access to customers and suppliers in those countries, costs associated with compliance with anti-bribery and anti-corruption laws, nationalization of private enterprises by foreign governments, and changes in financial policy and availability of credit. These factors could adversely affect our business, financial condition, results of operations and cash flows.

Legal and Regulatory Risks

Our operations are subject to environmental and safety regulations. We have been and may in the future be subject to investigations by regulatory authorities (including currently by the EPA as described herein) in respect of alleged violations and may incur significant costs to maintain compliance with, and to address liabilities under, these laws and regulations.

We are subject to extensive domestic, foreign, federal, state and local laws and regulations governing environmental protection and occupational health and safety, all of which may be subject to change in the future. The production and processing of carbon black and other chemicals we produce involve the handling, transportation, manufacture, use and disposal of substances or components that may pose environmental risks or be considered toxic, hazardous or carcinogenic under these laws. We are also required to obtain permits or other approvals from various regulatory authorities for our operations, which may be required for matters including air emissions; wastewater and storm water discharges; storage, handling and disposal of hazardous substances; and operation, maintenance and closure of landfills. If we violate or otherwise fail to comply with these laws, regulations or permits or other approvals, we may incur fines or other sanctions, be required to undertake significant capital expenditures to achieve compliance, or be subject to other obligations by one or more regulatory authorities.

If environmental harm to soil, groundwater, surface water or natural resources is found to have occurred as a result of our current or historical operations, we may be required to incur significant remediation costs at our current or former production facilities or at third-party sites. Many of our facilities have a long history of operation, which may contribute to our environmental compliance and remediation costs due to past spills, past chemical storage, wastewater treatment and waste disposal practices and other activities. For instance, many of our facilities have onsite landfills that have been in use for a number of years, and we may incur significant costs when these landfills reach capacity in order to close them in accordance with applicable laws and regulations and to address contamination of soil and groundwater at, under or migrating from the facilities, including costs to address impacts to natural resources. Under certain laws and regulations, the obligations to investigate and remediate contamination at a facility or site may be imposed on current and former owners or operators, or on persons who may have sent waste to that facility or site for disposal. Liability under such laws and regulations may be without regard to fault or to the legality of the activities giving rise to the contamination. As a result, we may incur liabilities for wastes, including hazardous wastes, generated by our operations and disposed of onsite or at offsite locations, even if we were not responsible for the disposal. Further, we may also incur additional closure and cleanup costs in connection with the closure of plants, including costs relating to decommissioning of equipment, asbestos removal and closure of features such as storage tanks, wastewater treatment systems, ponds and landfills. We are currently experiencing ongoing costs in connection with the 2013 closure of our production facility in Sines, (Portugal).

Environmental and safety regulations are subject to frequent change, as are the priorities of those who enforce them, and we could incur substantial costs to comply with future laws and regulations. The trend in environmental regulation is increasingly stringent restrictions on activities that may affect the environment. Any new or amended environmental laws and regulations may result in costly measures for matters subject to regulation, including but not limited to more stringent limits or control requirements for our air emissions; new or increased compliance obligations relating to greenhouse gas (“GHG”) emissions; stricter requirements for waste handling, storage, transport, disposal; and more stringent cleanup and remediation standards, which, in each case, could have a material adverse effect on our operations and financial condition.

Certain national and international health organizations have classified carbon black as a possible or suspect human carcinogen. To the extent that, in the future, (i) these organizations re-classify carbon black as a known or confirmed carcinogen, (ii) other organizations or government authorities in other jurisdictions classify carbon black or any of our other finished products, raw materials or intermediates as suspected or known carcinogens or (iii) there is discovery of adverse health effects attributable to production or use of carbon black or any of our other finished products, raw materials or intermediates, we could be required to incur significantly higher costs to comply with environmental, health and safety laws, or to comply with restrictions on sales of our products, and our reputation and business could be adversely affected. In addition, chemicals that are currently classified as harmless may be classified as dangerous in the future, and our products may have characteristics that are not recognized today but may be found in the future to impair human health or to be carcinogenic. See “Business—Environmental, Health and Safety Matters.”

We are currently involved in an enforcement case with the EPA.

During 2008 and 2009, the EPA contacted all U.S. carbon black producers as part of an industry-wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the Clean Air Act, to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by our U.S. facilities, we have furnished information to the EPA on each of our U.S. facilities. Our Belpre (Ohio) facility was an initial subject of these investigations and received notices from the EPA in 2010 alleging violations of permitting requirements under the Clean Air Act. In October 2012, we received a corresponding notice and finding of violation (an “NOV”) under Section 113(a) of the Clean Air Act alleging the failure to obtain Prevention of Significant Deterioration (“PSD”) permits prior to making major modifications at several units of our Ivanhoe (Louisiana) facility and to include Best Available Control Technology (“BACT)” in the Title V permit. In January 2013 we also received an NOV issued by the EPA for our facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008, and a similar NOV and finding of violation by the EPA was issued for our U.S. facility in Orange (Texas) in February 2013.

In November 2013, we began discussions with the EPA and the United States Department of Justice (the “DOJ”) about a potential settlement to resolve the NOVs. These discussions are currently ongoing. Any settlement may involve the imposition of civil penalties, an obligation to perform certain environmental mitigation projects, and an obligation to install certain air emissions controls at one or more facilities. We received information from the EPA in November 2013 specifying certain target emission reduction levels, pollution controls and other terms the EPA demands in a settlement. We responded with a counter-proposal. Going forward, further settlement proposals may be exchanged and further meetings with the EPA on these matters may occur.

The EPA action could result in civil penalties, mitigation and significant capital expenditures in connection with air emissions at our U.S. facilities which could have a material adverse effect on our business. If we and the EPA/DOJ fail to reach a settlement agreement, the EPA/DOJ could bring a lawsuit against us.

While we are currently unable to determine the amount of civil penalties, mitigation and capital expenditures resulting from a settlement with or an enforcement of claims by the EPA, we note that Cabot Corporation, one of our competitors, announced in November 2013 that it entered into a settlement with the EPA/DOJ that requires Cabot Corporation to pay a $975,000 civil penalty to the EPA and fund $450,000 in environmental mitigation projects. Cabot Corporation stated that it is also installing certain technology controls as part of the settlement that it estimates will require investments of approximately $85 million. Given that, among other things, Cabot Corporation operates fewer facilities in the U.S. than we do, the aggregate amount to be incurred by us in case of a settlement with or an enforcement of claims by the EPA/DOJ could be significantly higher which could have a material adverse effect on our business. As of May 2014, none of our other domestic competitors have announced settlements with the government.

Our agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and to all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, we expect that a substantial portion of the costs we would incur in this enforcement initiative could exceed the scope of the indemnity, perhaps in the tens of millions of Euro. In addition, Evonik has signaled that it may likely defend itself against claims under the indemnity; while we intend to enforce our rights vigorously, there is no assurance that we will be able to recover as we expect or at all. See “Risk-Factors—Risks Related to Indebtedness, Currency Exposure and Other Financial Matters—Our agreements with Evonik in connection with the Acquisition require us to indemnify Evonik with respect to certain aspects of our business and require Evonik to indemnify us for certain retained liabilities. We cannot offer assurance that we will be able to enforce claims under these indemnities as we expect.”

We also note that the installation of pollution control technologies at our U.S. plants in response to the EPA action would increase the ongoing operating costs of those plants. We may not be able to pass the cost increases on to our customers.

The foregoing matters could have a material adverse effect on our operating results and cash flows for the particular periods in which we incur the related costs or liabilities. While capital expenditures made in response to the EPA action would be capitalized and amortized over time, civil penalties and the funding costs associated with environmental mitigation projects would reduce our results of operations in the reporting periods in which the costs are incurred or provided for.

Developing regulation of carbon black as a nano-scale material could require us to comply with costly new requirements.

Carbon black consists of particles that are nano-scale. The EPA and other governmental agencies are currently developing a regulatory approach under which they will collect further data on nano-scale materials, including carbon black, under the Toxic Substances Control Act. The EPA has proposed rules that would require manufacturers of nano-scale materials to submit additional manufacturing information, exposure and release information and available health and safety data. The EPA and other nations’ environmental regulatory authorities, including the European Commission, are also conducting extensive environmental health and safety testing of nano-scale materials. If carbon black is found to be harmful to humans or to the environment, it could be subject to more stringent regulatory control, which could require us to incur significantly higher costs to comply with new environmental, health and safety laws and could adversely affect our reputation and business. See “Business—Environmental, Health and Safety Matters.”

In connection with such regulation, the European Commission is in the process of defining “nanomaterial.” According to its recommendation of October 18, 2011 (2011/696/EU) carbon black is defined as a nano-material. In a similar approach, the ISO developed the ISO TC 229 “Nanotechnologies,” which considers carbon black a “nano-structured material.” The industry is not yet generally affected by these definitions. However, certain regulations regarding cosmetics applications or articles which are intended for food contact have already been implemented, and other regulations are being discussed which may affect the use of carbon black in the future. This development may significantly impact our business in a manner we cannot predict, including by increasing the costs of doing business.

Regulations requiring a reduction of greenhouse gas emissions could adversely affect our business, financial condition, results of operations and cash flows.

Significant volumes of carbon dioxide (“CO2”), a GHG, are emitted in carbon black manufacturing processes. Over the past few decades, concerns about the relationship between GHGs and global climate change have resulted in increased levels of scrutiny from regulators and the public alike, and have led to proposed and enacted regulations on both national and supranational levels, to monitor, regulate and control emissions of CO2 and other GHGs.

In December 2005, the European Commission published a directive that includes carbon black manufacturing in the combustion sector and in Phase II of the Emissions Trading Scheme for GHGs for the period from 2008 to 2012. The European Commission has developed allowable emission credits for Phase III of the Emissions Trading Scheme (the “EU ETS”), which will apply for the period 2013 to 2020. The EU ETS is anticipated to become progressively more stringent over time, which could have an impact on our costs of compliance under the EU ETS. The European Union member states (“EU Member States”) have included carbon black facilities in their national allocation plans, and we have taken actions to comply with applicable CO2 emission requirements. Certain industry sectors in the European Union, including the carbon black industry, currently receive a certain share of their emission allowances for free. This list of industry sectors is reviewed by the European Commission every five years, with the next review expected to occur later in 2014. Although we anticipate that the carbon black industry will retain its placement, we cannot predict the outcome of the European Commission’s review. Additionally, there can be no assurance that we will be able to purchase emissions credits if our carbon black operations generate more CO2 than our allocations permit or that the cost of such credits will not be excessive.

The international community continues to negotiate a binding treaty that would require reductions in GHG emissions by developed countries. In addition, a number of further measures addressing GHG emissions may be implemented, for example a successor international agreement, if any, to the Kyoto Protocol and the European Union’s proposal to consider raising its commitment to reduce carbon emissions by 2020 from a 20% to a 30% reduction. In the United States, Congress has from time to time considered legislation to reduce emissions of GHGs, but no comprehensive legislation has been enacted to date, and significant uncertainty currently exists as to how any such GHG legislation or regulations would impact large stationary sources, such as our facilities in Belpre (Ohio), Borger (Texas), Orange (Texas) and Ivanhoe (Louisiana), and what costs or operational changes these regulations may require in the future. Further, almost one-half of the states have taken legal measures to reduce emissions of GHGs, primarily through the development of GHG emission inventories and/or regional or state GHG cap-and-trade programs. There is no assurance that, in the future, the current level of regulation will continue at the federal or state level in the states where we operate. There are also ongoing discussions and regulatory initiatives in other countries, including in Brazil and South Korea where we have facilities, regarding GHG emission reduction programs, but those programs have not yet been defined.

Compliance with current or future GHG regulations governing our operations, including those discussed above, may result in significantly increased capital expenditures for measures such as the installation of more environmentally efficient technology or the purchase of allowances to emit carbon dioxide or other GHGs. While their potential effect on our manufacturing operations or financial results cannot be estimated, it could be substantial. There is no way to predict the form that future regulations may take or to estimate any costs that we may be required to incur with respect to these or any other future requirements. In addition to the increased expenditures outlined above, such requirements could also adversely affect our energy supply, or the costs (and types) of raw materials we use, and ultimately may directly or indirectly restrict our operations or reduce demand for our products. The realization of any or all of these consequences could have a material adverse effect on our business, financial condition, results of operations and cash flows. See “Business—Environmental, Health and Safety Matters.”

As a company in the chemical sector, our operations have the potential to cause environmental and other damage as well as personal injury.

The operation of a chemical manufacturing business as well as the sale and distribution of chemical products involve safety, health and environmental risks. For example, the production and processing of carbon black and other chemicals involves the storage, handling, transportation, manufacture or use of certain substances or components that may be considered toxic or hazardous. Our manufacturing processes and the storage and transportation of chemical products entail risks such as leaks, fires, explosions, toxic releases or mechanical failures. If operational risks materialize, they could result in injury or loss of life, damage to the environment or damage to property. In addition, the occurrence of material operating problems at our facilities due to any of these hazards may result in loss of production, which, in turn, may make it difficult for us to meet customer needs. Accordingly, these hazards and their consequences could have a material adverse effect on our business, financial condition, results of operations and cash flows, both during and after the period of operational difficulties, and could harm our reputation.

Our inability to maintain our existing classification registration in member states of the European Union under the REACh legislation or in other countries that introduce comparable legislation may affect our ability to manufacture and sell certain products.

In December 2006, the European Union signed the REACh (Registration, Evaluation, Authorisation and Restriction of Chemicals) legislation. This legislation requires chemical manufacturers and importers in the European Union to demonstrate the safety of the chemical substances contained in their products through a substance registration process. We have successfully registered under REACh, which is a functional prerequisite to the continued sale of our products in the European Union markets. REACh presents a risk to the continued sale of our products in the European Union should our existing classification registration no longer apply as a result of changes in our product mix or purity, or if the European Union seeks to ban or materially restrict the production or importation of the chemical substances used in our products. Also, other countries or organizations, including South Korea and China, have adopted or may in the future adopt comparable or even more restrictive regulations, which could affect our ability to manufacture and sell certain products in the future.

In certain jurisdictions, carbon black has been added to lists of hazardous products that are subject to labeling and other requirements. Compliance with these requirements is required to sell our products in these jurisdictions, and noncompliance may result in material fines or penalties. Changes in the classification of carbon black on these lists or to the applicable regulations could result in more stringent or new requirements and adversely affect our compliance costs. See “Business—Environmental, Health and Safety Matters.”

We may not continue to benefit from an exemption for self-consumption of self-generated electricity under a proposed amendment to the German Renewable Energies Act, which may adversely affect our business, results of operations and cash flows.

In December 2013, the European Commission opened an in-depth investigation procedure regarding certain exemptions from an energy surcharge granted under the German Renewable Energies Act (Erneuerbare-Energiengesetz, “EEG”). Under the EEG, energy intensive industries are exempted to a large extent from the energy surcharge that aims to balance above-market payments for green energy. Another exemption exists for the consumption of self-generated electricity.

The German legislature is amending the national regulations of the EEG simultaneously with the drafting of new European guidelines on environmental and energy state aid rules. Under the latest draft regulations, the exemption regarding self-consumption (Eigenverbrauch) of self-produced electricity will be grandfathered for power plants that were installed before August 1, 2014.

We are exempted from the energy surcharge under the current law to the extent that we consume our self-produced energy, and would continue to be exempted under the draft regulation. However, as the drafting of these regulations is still in progress, there is no certainty that we will continue to benefit from such an exemption in the future. The loss of this benefit may adversely affect our business, results of operations and cash flows.

Litigation or legal proceedings could expose us to significant liabilities and thus adversely affect our business, financial condition, results of operations and cash flows.

We become, from time to time, involved in various claims and lawsuits arising in the ordinary course of our business. Also, certain asbestos related claims have been filed with respect to time periods when Evonik and other preceding owners were in control of our business. Such claims are subject to a limited indemnity from Evonik under the agreements related to the Acquisition. Currently, there is an administrative procedure in France to determine whether our carbon black facility in Ambès, France, may be regarded as an asbestos associated facility for the years 1959 to 1996. If decided to our detriment this could potentially result in claims by (former) employees based on alleged exposure to asbestos during the mentioned time period. Some matters involve claims for large amounts of damages as well as other relief. The outcome of legal proceedings is extremely difficult to predict and we offer no assurances in this regard. Adverse rulings, judgments or settlements in pending or future litigation, including employment-related litigation, contract litigation, product liability claims, personal injury claims, claims based on alleged exposure to asbestos, chemicals or to carbon black, environmental permitting disputes or in connection with environmental remediation activities, could have an adverse effect on our business, financial condition, results of operations and cash flows.

Because many of our products provide critical performance attributes to our customers’ applications and products, the sale of these products involves a risk of product liability claims against us, including claims arising in connection with the use of, or exposure to, our products. Our products have widespread end-uses in a variety of consumer industries. A successful product liability claim, or series of claims, arising out of these various uses that results in liabilities in excess of our insurance coverage or for which we are not indemnified or have not otherwise provided, could have a material adverse effect on our business, financial condition, results of operations and cash flows. In particular, we could be required to increase our debt or divert resources from other investments in our business in order to discharge any such liabilities.

We may not be able to protect our intellectual property rights successfully and we are still subject to restrictions and risks associated with our intellectual property sharing arrangements with Evonik.

Our intellectual property rights are important to our success and competitive position. We own various patents and other intellectual property rights, and have licenses to use intellectual property rights covering some of our products as well as certain processes and product uses. We often choose not to seek to patent a production method or product in order to avoid disclosure of business specific know-how. In addition to patents, a significant part of our intellectual property are our trade secrets, general know-how and experience regarding the manufacturing technology, plant operation and quality management, which third parties, including our competitors, may develop independently without violating our trade secret rights. We make careful assessments with respect to production process improvements and decide whether to apply for patents or retain and protect them as trade secrets. In some of the countries in which we operate or sell products, such as China, the laws protecting patent holders are significantly weaker than in the United States, countries in the European Union and certain other developed countries. When we file a patent application, it is usually filed for all countries with active competition, where we have existing customers. Nonetheless, because the laws and enforcement mechanisms in some countries may not be as effective as in others, and because our intellectual property rights may, if asserted, ultimately be found to be invalid or unenforceable, we may not be able to protect all of our intellectual property rights successfully. Insufficient protection of intellectual property may limit our ability to make use of technological advantages or result in a reduction of future profits. This may cause competitive restrictions with an adverse effect on our business, financial condition, results of operations and cash flows.

Irrespective of our intellectual property rights, we may be subject to claims that our products, processes or product uses infringe or misappropriate the intellectual property rights of others. These claims, even if without merit, could be expensive and time consuming to litigate. If we were to lose such proceedings, we could be subject to injunctions, could be obliged to pay damages or enter into licensing agreements requiring royalty payments and use restrictions, which may adversely affect our business, financial condition, results of operations and cash flows. In addition, licensing agreements may not be available to us, and, if available, may not be available on acceptable terms.

In connection with the separation of our business from Evonik, Evonik assigned to us intellectual property that was exclusively used in its carbon black business as well as certain intellectual property rights that are still in use in its retained business. Evonik retained ownership of certain intellectual property that is not material to us. Evonik has granted us a non-exclusive license to use such retained intellectual property in the field of carbon black. In addition, we have granted back to Evonik licenses relating to some of our intellectual property rights to use such intellectual property in all fields outside the field of carbon black, which licenses are, subject to certain exceptions in areas adjacent to carbon black, exclusive. Accordingly, we may be restricted in leveraging our intellectual property that we use on the basis of a license from Evonik or the intellectual property that is subject to the grant-back licenses to expand our business into fields outside of carbon black.

Risks Related to Indebtedness, Currency Exposure and Other Financial Matters

Our significant leverage may make it difficult for us to service our debt and operate our businesses.

We are highly leveraged with significant debt service obligations. See “Description of Material Indebtedness.” We may incur more debt in the future. While we expect to reduce our leverage through the Refinancing, we expect to continue to have high leverage for the foreseeable future. This may have important negative consequences for our business and you, including requiring that a substantial portion of the cash flows from our operations be dedicated to debt service obligations, reducing the availability of cash flows to fund internal growth through working capital, capital expenditures, other general corporate purposes and payments of dividends, increasing our vulnerability to economic downturns in our industry, exposing us to interest rate increases on our existing indebtedness and indebtedness that we may incur in the future, placing us at a competitive disadvantage compared to our competitors that have less debt in relation to cash flows, limiting our flexibility in planning for or reacting to changes in our business and our industry, restricting us from pursuing strategic acquisitions or exploiting certain business opportunities, and limiting, among other things, our ability to borrow additional funds or raise equity capital in the future and increasing the costs of such additional financings.

If our future cash flows from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity financing or restructure or refinance all or a portion of our debt on or before maturity. In the worst case scenario, an actual or impending inability to pay debts as they become due and payable could result in our insolvency.

Restrictive covenants in our debt instruments may limit our ability to operate our business. Our failure to comply with these covenants, including as a result of events beyond our control, could result in an event of default that may adversely affect our business, financial condition, results of operations and cash flows.

Our current debt instruments impose, and the debt instruments that govern any indebtedness we incur in connection with the Refinancing are expected to impose, significant operating and financial restrictions on us. These restrictions include limitations on our ability to, among other things, merge or consolidate with other companies; sell, lease, transfer or dispose of assets; pay dividends, redeem share capital or redeem or reduce subordinated indebtedness, and make acquisitions or investments.

Our debt instruments contain, and the debt instruments that govern any indebtedness we incur in connection with the Refinancing are expected to contain, covenants that may adversely affect our ability to finance our future operations and capital needs and to pursue available business opportunities. Our ability to comply with these provisions may be affected by changes in economic or business conditions or other events beyond our control. In addition, our debt instruments contain cross-default provisions such that a default under one particular financing arrangement could automatically trigger defaults under other financing arrangements and cause such indebtedness to become due and payable, together with accrued and unpaid interest. As a result, any default under an indebtedness to which we are party could result in a substantial loss to us and could adversely affect our business, financial condition, results of operations and cash flows.

A deterioration in our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs and our business relationships could be adversely affected.

A deterioration of our financial position or a downgrade of our credit ratings for any reason could increase our borrowing costs and have an adverse effect on our business relationships with customers, suppliers and hedging counterparties. We may enter into various forms of hedging arrangements against currency, interest rate or oil price fluctuations. Financial strength and credit ratings are important to the availability and pricing of these hedging activities. As a result, any downgrade of our credit ratings may make it more costly for us to engage in these activities, and changes to our level of indebtedness may make it more difficult or costly for us to engage in these activities in the future.

In addition, a downgrade could adversely affect our existing financing, limit access to the capital or credit markets, or otherwise adversely affect the availability of other new financing on favorable terms, if at all, result in more restrictive covenants in agreements governing the terms of any future indebtedness that we incur, increase our borrowing costs, or otherwise adversely affect our business, financial condition, results of operations and cash flows.

Fluctuations in foreign currency exchange and interest rates could adversely affect our business, financial condition, results of operations and cash flows.

We are exposed to market risks relating to fluctuations in foreign currency exchange and interest rates. Our results of operations may be affected by both the transaction effects and the translation effects of foreign currency exchange rate fluctuations. We are exposed to currency fluctuation when we convert currencies that we may receive for our products into currencies required to pay our debt, or into currencies in which we purchase raw materials, meet our fixed costs or pay for services, which could result in a gain or loss depending on fluctuations in exchange rates. Fluctuations in currency exchange rates could require us to reduce our prices to remain competitive in foreign markets. In each case, the relevant income or expense is reported in the relevant local currency and translated into Euro at the applicable currency exchange rate for inclusion in our consolidated financial statements. Therefore, our financial results in any given period are materially affected by fluctuations in the value of the Euro relative to other currencies, in particular the U.S. Dollar and the Korean Won. Generally, an appreciation of the U.S. Dollar has a negative impact on (by increasing) our Net Working Capital, because a large part of our raw material purchases is in U.S. Dollars. In addition, certain of our outstanding debt obligations are, and certain of our future debt obligations may be, denominated, pay interest and must be repaid in U.S. Dollars and therefore expose us to additional exchange rate risks. An appreciation of the U.S. Dollar would make our financing under U.S. Dollar-denominated instruments more expensive. Significant changes in the value of the Euro relative to the other currencies could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we are exposed to adverse changes in interest rates. We manage our foreign exchange risk through normal operating and financing activities and, when deemed appropriate, through the selective use of derivative transactions, the effectiveness of which is dependent, in part, upon the counterparties to these contracts honoring their financial obligations to us. We cannot be certain that we will be successful in reducing the risks inherent in exposures to foreign currency and interest rate fluctuations, and our financial results could be adversely affected.

Unavailability or inefficiency of hedging could adversely affect our business, financial condition, results of operations and cash flows.

In the past, we have entered into certain hedging arrangements to reduce the impact of raw material and energy price volatility as well as interest rate and currency exchange rate fluctuations. Since 2011 we began the discontinuation of our raw material hedging policy to protect us against the time-lag exposure between contract oil price adjustments, and we do not intend at this time to enter into further raw material hedging arrangements in the future. Instead, we now incorporate flexible pricing formulas into our feedstock and sales contracts in an effort to offset price volatility. Based on sales volumes in kmt in 2013, approximately 34% of our contracts were non-indexed, approximately 63% of our contracts were indexed monthly, while approximately 3% of our contracts were indexed on a quarterly basis. The one-month price adjustment mechanism typically results in a two-month delay in reflecting oil price changes in our customer pricing, while the quarterly price adjustment mechanism typically results in a four-month delay. There is no assurance that such formulas in our contracts will fully protect against price volatility, particularly in periods of rapid and significant oil price fluctuations. Additionally, it may be necessary to enter into hedging arrangements in the future to reduce the impact of raw material, energy price volatility currency and exchange rate fluctuation. The use of derivative hedging instruments is generally dependent on the availability of adequate credit lines with appropriate financial institutions. As a result, we could be unable to use derivative financial instruments in the future, to the extent necessary or on commercially reasonable terms, and any hedging strategy we employ could therefore be adversely affected. The effectiveness of our derivative hedging instruments will also depend on the relevant hedging counterparties honoring their financial obligations. Any failure by a hedging counterparty to perform its obligations could adversely affect our business, financial condition, results of operations and cash flows.

We are exposed to substantial risks with regard to the Euro and the Eurozone sovereign debt crisis.

Since 2010, global markets and economic conditions have been negatively affected by market perceptions regarding the ability of certain EU Member States to service their sovereign debt obligations, including Greece, Italy, Ireland, Portugal and Spain. Concerns also persist regarding the outcome of the EU governments’ financial support programs, the possibility that other EU Member States may experience similar financial difficulties, the overall stability of the Euro and the suitability of the Euro as a single currency given the diverse economic and political circumstances in individual EU Member States. This has in the past disrupted equity markets and resulted in volatile bond yields on the sovereign debt of EU Member States leading to a general increase in credit spreads, together with reduced liquidity on the market.

Ongoing deterioration of the sovereign debt of certain EU Member States together with the risk of contagion to other, more stable, countries have raised multiple concerns as to the stability and the overall standing of the European Monetary Union. Concerns that the Eurozone sovereign debt crisis could worsen may lead to the re-introduction of individual currencies in one or more EU Member States, or, in particularly dire circumstances, the possible dissolution of the Euro entirely. This has caused macroeconomic disruption and might also do so going forward. Furthermore, should the Euro dissolve entirely, the legal and contractual consequences for holders of Euro-denominated obligations and for parties subject to other contractual provisions referencing the Euro would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could have adverse consequences for us with respect to our outstanding Euro-denominated debt obligations and, as we have a substantial amount of debt denominated in Euro, could adversely affect our business, financial condition, results of operations and cash flows.

Dislocations in credit and capital markets may make it more difficult for us and our suppliers and customers to borrow money or raise capital.

The ongoing economic weakness in many regions has affected, and may continue to affect, us in several ways. Dislocations in the credit markets may result in less credit being made available by banks and other lending institutions. As a result, we may not be able to obtain financing for our business and acquisitions or to pursue other business plans or make necessary investments, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Furthermore, a number of our customers and suppliers rely on access to credit to adequately fund their operations, which may also be limited due to dislocations in the credit markets. The inability of our customers to obtain credit facilities or capital market financing may adversely affect our business by reducing our sales and increasing our exposure to bad debt, while the inability of our suppliers to access adequate financing may adversely affect our business by increasing prices for raw materials, energy and transportation.

Inflation could adversely affect our business, financial condition, results of operations and cash flows.

Inflation in certain countries where we operate may adversely affect our business by increasing the cost of the raw materials, energy, labor and transportation. Current or future efforts by government to stimulate the economy may increase the risk of significant inflation. In the event of an increase in inflation, we may seek to increase the sales prices of our products in order to maintain satisfactory margins, however such increases may not be accepted by our customers, may not be sufficient to compensate for the negative impact of inflation or may decrease demand for our products and our volume of sales. If we are not able to fully offset the effects of increased inflation, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be required to impair or write off certain assets if our assumptions about future sales and profitability prove incorrect.

In analyzing the value of our inventory, property, plant and equipment, investments and intangible assets, we have made assumptions about future sales (prices and volume), costs and cash generation. These assumptions are based on management’s best estimates and, if the actual results differ significantly from these assumptions, we may not be able to realize the value of the assets recorded, which could lead to an impairment or write-off of certain of these assets. For example, we recorded goodwill impairment losses of €107.0 million in 2009 as a result of the global financial and economic crisis and a weaker performance of our business than expected. As a result of the application of the purchase method of accounting in connection with the Acquisition, the risk of impairments has become even more significant after the completion of the Acquisition than it was historically. We may be required to impair or write off other assets in the future, which could have a material adverse effect on our business, financial condition and results of operations.

We may be required to increase our pension fund contributions.

We have made pension commitments to our existing and some of our former employees. These commitments are partially covered by pension schemes pension and benevolent funds and insurance policies. The amount of obligations is based on certain actuarial assumptions, including discount factors, life expectancy, pension trends and future salary development as well as expected interest rates applicable to the plan assets. Actual results deviating from these assumptions could result in a considerable increase of our pension commitments and higher allocations to the pension reserves in future years, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. For a more detailed description of our defined benefit plans see our consolidated financial statements and the related notes included elsewhere in this prospectus.

Our insurance coverage may not be adequate to cover all the risks we may face and it may be difficult to obtain replacement insurance on acceptable terms or at all.

Our plants, equipment and other assets are insured for property damage and business interruption risks, and our business as a whole is insured for public and products liability risks under insurance policies with reputable insurance companies. We believe these insurance policies are generally in accordance with customary industry practices, including deductibles and coverage limits. However, we cannot be fully insured against all potential hazards incident to our business, including losses resulting from war risks or terrorist acts, or all potential losses, including damage to our reputation. Chemical-related assets may be at greater risk of future terrorist attacks than other possible targets in the United States or elsewhere. A direct attack on our assets or assets used by us could have a material adverse effect on our business, financial condition, results of operations and cash flows. Insurance that provides adequate coverage against terrorist attacks has become increasingly expensive and difficult to obtain. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Although we attempt to keep insurance premiums low, as a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance may become unavailable at a reasonable cost or available only for certain risks. We can provide no assurances that we would be able to obtain replacement insurance on acceptable terms or at all.

Significant changes in our jurisdictional earnings mix or in the tax laws of those jurisdictions could adversely affect our business, financial condition, results of operations and cash flows.

Our future tax rates may be adversely affected by a number of factors, including the enactment of new tax legislation, other changes in tax laws or the interpretation of such tax laws, changes in the estimated realization of our net deferred tax assets (arising, among other things, from tax loss carry forwards and the Acquisition), the jurisdictions in which profits are determined to be earned and taxed, adjustments to estimated taxes upon finalization of various tax returns, increases in expenses that are not deductible for tax purposes, including write-offs of acquired in-process R&D and impairment of goodwill in connection with acquisitions, changes in available tax credits and additional tax or interest payments resulting from tax audits with various tax authorities. Losses for which no tax benefits can be recorded could materially impact our tax rate and its volatility from period to period. Any significant change in our jurisdictional earnings mix or in the tax laws in those jurisdictions could increase our tax rates and adversely impact our financial results in those periods.

We may owe significant additional taxes in respect of our South Korean operations.

In connection with a tax audit of our South Korean operations for 2011, the South Korean tax authorities have questioned the valuation assigned to our acquisition of those operations from Evonik in 2011 and have asked us to establish why the valuation was not at a significantly higher level. A higher valuation would result in a higher capital gains tax due to the authorities, which we would be obligated to pay over as withholding agent on behalf of Evonik. The higher valuation could also result in additional corporate income tax payable by the

Company. We are in the process of responding to the inquiry to defend the valuation used in the Acquisition. However, were the authorities to prevail at the level they have initially asserted, the additional tax liability could be significant, perhaps reaching an amount in the range of €40 million (for the withholding and larger corporate income tax portions combined).

We intend to defend the valuation used in the Acquisition vigorously. We would also expect to seek reimbursement from Evonik for some or all of the tax we may be obligated to pay. Nevertheless, the outcome of this tax audit and its potential impact on the Company are uncertain and could have a material adverse effect on our net profit or loss and on our cash flow in any period in which the liability is incurred or paid. The timing of any impact is also uncertain, although it could occur within the next two or three fiscal quarters. The ongoing tax audit could also result in additional assessments for 2011, as well as for subsequent years, or a higher effective tax rate on our South Korean operations in the future. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Potential South Korean Tax Assessment.”

Our agreements with Evonik in connection with the Acquisition require us to indemnify Evonik with respect to certain aspects of our business and require Evonik to indemnify us for certain retained liabilities. We cannot offer assurance that we will be able to enforce claims under these indemnities as we expect.

In connection with the Acquisition, we agreed to indemnify Evonik with respect to future liabilities related to our business and Evonik agreed to indemnify us, subject to certain limitations, for certain liabilities that it agreed to retain. Our potential exposure for such liabilities could be significant and the scope and terms of these indemnities may be less favorable than if we entered into a similar agreement with an unaffiliated third party. There can be no assurance that we will be able to enforce our claims under the indemnity from Evonik. Even if we ultimately succeed in recovering from Evonik any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. In addition, our ability to enforce claims under our indemnity from Evonik is dependent on Evonik’s creditworthiness at the time we seek to enforce these claims, and there can be no assurance as to what Evonik’s financial condition will be in the future.

We could experience a material adverse effect on our financial condition if the tax authorities were to successfully challenge decisions and assumptions we have made in assessing and complying with our tax obligations.

We make, and have in the past made, numerous decisions and assumptions in assessing and complying with our tax obligations, including in respect of the tax treatment of the separation of our business from Evonik, the Acquisition and assumptions regarding the tax deductibility of certain interest expenses under German tax regulations. Many of the tax laws that apply to us, including tax laws that apply to the separation of our business from Evonik and the Acquisition, are complex and often require judgments to be made when the law is unclear or the facts are uncertain. While we believe the decisions we have made and the assumptions we have applied are reasonable and accurate, we cannot assure you that these decisions and assumptions will not be questioned or rejected by the tax authorities. In particular, we are subject to tax audits for the period in which the Acquisition occurred by tax authorities in multiple jurisdictions worldwide, and in many cases (including in South Korea as described above) these audits have not yet begun or have not been completed and could give rise to issues of this kind. If such tax authorities were to successfully challenge such decisions or assumptions, we could be required to pay additional amounts to such authorities to satisfy our tax obligations, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to This Offering and Ownership of Our Common Shares

There has been no previous public market for our common shares and an active and liquid market for our common shares may not develop.

We have not previously had any securities traded on any exchange and, as a result, have no trading history. We cannot predict the extent to which investor interest in our common shares will create or be able to maintain an active trading market, or how liquid that market will be in the future. Although we expect that our common shares will trade on the NYSE, we cannot assure you that an active public market for the common shares will develop or be sustained after this offering. If an active market for our common shares does not develop after the offering, it may adversely affect the market price and liquidity of our common shares, meaning that you may have difficulty selling your common shares at an attractive price or at all. The price of our common shares in this offering will be determined by negotiation among us, the Selling Shareholder and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common shares at or above the initial public offering price or at any other price, or at the time you would like to sell. An inactive market may also impair our ability to raise capital by selling our common shares, our ability to motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our common shares as consideration.

The price of our common shares may be highly volatile and may be affected by market conditions beyond our control.

Some factors that may cause the market price of our common shares to fluctuate, in addition to the other risks mentioned in this section of the prospectus, are:

•	our operating and financial performance and prospects;

•	our announcements or our competitors’ announcements regarding new products, enhancements, significant contracts, acquisitions or strategic investments;

•	changes in earnings estimates or recommendations by securities analysts who cover our securities;

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in our capital structure, such as future issuances of securities, sales of large blocks of common shares by our shareholders, including our Principal Shareholders, or the incurrence of additional debt;

•	departure of key personnel;

•	reputational issues;

•	changes in general economic and market conditions;

•	changes in industry conditions or perceptions or changes in the market outlook for the chemical and automotive industries; and

•	changes in applicable laws, rules or regulations, regulatory actions affecting us and other dynamics.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. If any such litigation is instituted against us, it could materially adversely affect our business, results of operations, financial condition and cash flows.

The interests of our Principal Shareholders may conflict with the interests of the holders of our common shares.

The Company’s articles of association to be in effect upon its change of legal form to a joint stock corporation (the “Articles of Association”) will provide that resolutions may be adopted by a simple majority of the votes cast, unless higher thresholds are required by law. Our Principal Shareholders, through their interest in Kinove Holdings, will indirectly have the ability to cast a majority of the votes cast in the Company’s shareholders’ meetings, which they could use to adopt resolutions relating to, among other things, the election and removal of members of the Board of Directors or the use of balance sheet profits. In addition, our Principal Shareholders will be in a position to reject any shareholders’ resolution proposed by the Board of Directors or by other shareholders. In case of low attendance at shareholders’ meetings, our Principal Shareholders may also be able to direct the voting of two thirds of the share capital at a shareholders’ meeting and, as a result, could adopt resolutions on significant matters such as the conclusion of a domination and profit/loss transfer agreement, amendment of the Company’s Articles of Association, including but not limited to the creation of authorized and contingent capital, capital increases with the exclusion or limitation of subscription rights, capital decreases, changes in the Company’s corporate purpose as well as mergers, demergers and similar matters. We understand that in connection with this offering, the Principal Shareholders and the ADIA Investor intend to enter into a shareholders’ agreement with respect to their holdings in Kinove Holdings, which will provide, among other things, that the shareholders of Kinove Holdings will vote their shares in Kinove Holdings as necessary to elect certain nominees of the Principal Shareholders to the Company’s Board of Directors. See “Summary—Principal Shareholders and Selling Shareholder.”

Future sales of our common shares or the anticipation of future sales in the public market may adversely affect the trading price of our common shares.

Upon completion of this offering, our Principal Shareholders will retain a significant equity interest in the Company. The Principal Shareholders will agree not to dispose of or hedge any of our common shares, or securities convertible into or exchangeable for our common shares without the prior consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. for the 180-day period following the date of this prospectus. Thereafter, sales of a substantial number of our common shares by any of the Principal Shareholders, either in the public market or in private transactions, the issuance of a large number of common shares by us or the perception that such sales or issuance may occur, could adversely affect the market price of our common shares and our ability to raise capital through subsequent offerings of equity or equity-related securities.

Exchange rate fluctuations may reduce the amount of U.S. Dollars you receive in respect of any dividends or other distributions we may pay in the future in connection with your common shares.

Our common shares will be quoted in U.S. Dollars on the NYSE. Our financial statements are prepared in Euros. Under Luxembourg law, the determination of whether we have sufficient distributable profits to pay dividends is made on the basis of our unconsolidated annual financial statements prepared under the Luxembourg Company Law in accordance with accounting principles generally accepted in Luxembourg. Exchange rate fluctuations may affect the amount in Euro that we are able to distribute, and the amount in U.S. Dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in Euro, if any. Such fluctuations could adversely affect the value of our common shares, and, in turn, the U.S. Dollar proceeds that holders receive from the sale of our common shares.

Transformation into a public company will increase our selling, general and administrative costs and affect the regular operations of our business.

This offering will have a significant transformative effect on us. Our business historically has operated as a privately owned company, and we expect to incur additional legal, accounting, reporting and other expenses as a result of having publicly traded common shares. We will also incur costs that we have not incurred previously, including, but not limited to, costs and expenses for directors’ fees, increased director and officer liability insurance, investor relations and various other costs of a public company.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as amended, as well as rules implemented by the Securities and Exchange Commission (“SEC”) and the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly. These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance coverage, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse effect on our ability to recruit and bring on qualified independent directors. We cannot predict or estimate the amount of additional costs we may incur as a result of these requirements or the timing of such costs.

The additional demands associated with being a public company may affect regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our business. Any of these effects could adversely affect our business, financial condition, and results of operations and cash flows.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley could have a material adverse effect on our business and share price.

As a public company, we will be required to document and test our internal control over financial reporting in order to satisfy the requirements of Section 404 of Sarbanes-Oxley, which will require annual management assessments of the effectiveness of our internal control over financial reporting and, beginning with our annual report on Form 20-F for the year ended December 31, 2015, a report by our independent registered public accounting firm that addresses the effectiveness of internal control over financial reporting. We have not yet begun the process of reviewing and testing our internal control over financial reporting. During this process, we may identify deficiencies that we may not be able to remediate in a timely manner to meet our deadline for compliance with Section 404 or that constitute a material weakness, which could require a restatement or other revision of our financial statements. Testing and maintaining internal control could divert our management’s attention from other matters that are important to the operation of our business. We also expect that the imposition of these regulations will increase our legal and financial compliance costs and make some management activities more difficult, time consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified report on the effectiveness of our internal control over financial reporting. In such an event, we could not be certain that our financial statements will be accurate and investors could lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common shares. In addition, if we do not maintain effective internal controls, we may not be able to accurately report our financial information on a timely basis, which could harm the trading price of our common shares, impair our ability to raise additional capital, or jeopardize our stock exchange listing.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our common shares, the market price for our common shares and the trading volume of our common shares could decline.

The trading market for our common shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our common shares, the market price for our common shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our common shares to decline.

Risks Related to Investment in a Luxembourg Company and Our Status as a Foreign Private Issuer

Our exemption as a foreign private issuer from certain rules under the U.S. securities laws may result in less information about us being available to investors than for U.S. companies, which may result in our common shares being less attractive to investors.

As a foreign private issuer (as such term in defined in Rule 405 under the Securities Act of 1933), we are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies. As a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and Principal Shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC (such as quarterly reports on Form 10-Q or immediate reports on Form 8-K) as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. As a result, our shareholders may not have access to information they deem important, which may result in our common shares being less attractive to investors. In addition, while we intend to voluntarily comply with the governance requirements of the NYSE, as a foreign private issuer we are not required to comply with most of such requirements, including those relating to the independence of the members of our Board of Directors and its committees, and we could decide in the future not to comply with them.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

Although we expect that we will continue to maintain our status as a foreign private issuer for some time, we could cease to be a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than costs we incur as a foreign private issuer, which could have a material adverse effect on our business and financial results.

The rights of our shareholders may differ from the rights they would have as shareholders of a U.S. corporation, which could adversely impact trading in our common shares and our ability to conduct equity financings.

Prior to the completion of this offering the Company will change its legal form to be organized as a Luxembourg joint stock corporation (société anonyme or S.A.) under the laws of Luxembourg.

Our corporate affairs will be governed by our Articles of Association and the laws of Luxembourg, including the Luxembourg Company Law (loi du 10 août 1915 concernant les sociétés commerciales, telle quelle a été modifiée). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. There may be less publicly available information about us than is regularly published by or about U.S. issuers. In addition, Luxembourg law governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States.

Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our Principal Shareholders than they would as shareholders of a corporation incorporated in the United States. As a result of these differences, our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.

For a summary of certain differences between the governance structure of our Company and the rights of holders of our common shares once we become a joint stock corporation and the corporate governance and rights of holders of common stock of a typical corporation incorporated under the laws of the State of Delaware, see “Description of Share Capital and Articles of Association—Comparison of Corporate Governance and Shareholder Rights.”

We are organized under the laws of the Grand Duchy of Luxembourg and it may be difficult for you to obtain or enforce judgments or bring original actions against us or the members of our Board of Directors in the United States.

We are organized under the laws of the Grand Duchy of Luxembourg. The majority of our assets are located outside the United States. Furthermore, the majority of the members of our Board of Directors and officers and some experts named in this prospectus reside outside the United States and a substantial portion of their assets are located outside the United States. Investors may not be able to effect service of process within the United States upon us or these persons or to enforce judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Luxembourg.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject, prior to any enforcement in Luxembourg, to the procedure and the conditions set forth in the Luxembourg procedural code, which conditions may include the following as of the date of this prospectus (which may change):

•	the judgment of the U.S. court is final and enforceable (exécutoire) in the United States;

•	the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

•	the U.S. court applied to the dispute the substantive law that would have been applied by Luxembourg courts (based on recent case law and legal doctrine, it is not certain that this condition would still be required for an exequatur to be granted by a Luxembourg court);

•	the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;

•	the U.S. court acted in accordance with its own procedural laws; and

•	the decisions and the considerations of the U.S. court must not be contrary to Luxembourg international public policy rules or have been given in proceedings of a tax or criminal nature or rendered subsequent to an evasion of Luxembourg law (fraude à la loi). Awards of damages made under civil liabilities provisions of the U.S. federal securities laws, or other laws, which are classified by Luxembourg courts as being of a penal or punitive nature (for example, fines or punitive damages), might not be recognized by Luxembourg courts. Ordinarily, an award of monetary damages would not be considered as a penalty, but if the monetary damages include punitive damages, such punitive damages may be considered a penalty.

In addition, actions brought in a Luxembourg court against us or the members of our Boards of Directors, our officers and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, Luxembourg courts generally do not award punitive damages. Litigation in Luxembourg is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Luxembourg would have to be conducted in the French or German language, and all documents submitted to the court would, in principle, have to be translated into French or German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our Board of Directors and officers and the experts named in this prospectus. In addition, even if a judgment against our company, the non-U.S. members of our Board of Directors, officers or the experts named in this prospectus based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or Luxembourg courts.

Under our Articles of Association, we may indemnify our directors for and hold them harmless against all claims, actions, suits or proceedings brought against them, subject to limited exceptions. The right to indemnification does not exist in the case of gross negligence, fraud or wrongful misconduct. The rights and obligations among or between us and any of our current or former directors and officers are generally governed by the laws of the Grand Duchy of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of such persons’ capacities listed above. Although there is doubt as to whether U.S. courts would enforce this indemnification provision in an action brought in the United States under U.S. federal or state securities laws, this provision could make judgments obtained outside Luxembourg more difficult to enforce against our assets in Luxembourg or in jurisdictions that would apply Luxembourg law.

Luxembourg and European insolvency and bankruptcy laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws.

As a company organized under the laws of Luxembourg and with its registered office in Luxembourg, we are subject to Luxembourg insolvency and bankruptcy laws in the event any insolvency proceedings are initiated against us including, amount other things, Council Regulation (EC) No. 1346/2000 of May 29, 2000 on insolvency proceedings. Should courts in another European country determine that the insolvency and bankruptcy laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency and bankruptcy laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency and bankruptcy laws.

USE OF PROCEEDS

The Selling Shareholder will receive all of the net proceeds from this offering. We understand that Kinove Holdings intends to use the net proceeds from its sale of common shares in this offering, together with the funds it receives from us on the discharge of the PECs in the Refinancing and its own available cash, to repay in full the principal amount of its outstanding PIK Toggle Notes due 2019, at the closing of this offering. The PIK Toggle Notes due 2019 were issued in January 2013 by a subsidiary of Kinove Holdings that is not part of the Group, have an outstanding principal amount of approximately $425 million and bear interest at an annual rate of 9.250%/10.000%, which is payable in cash or in kind by increasing the principal amount. We further understand that Kinove Holdings intends to distribute the remaining net proceeds from this offering to the Principal Shareholders and the ADIA Investor. We will not receive any of the proceeds from the sale of common shares in this offering.

DIVIDEND POLICY

We have not declared or paid any dividends since the Acquisition, but we currently intend to pay regular annual dividends on our common shares after the completion of this offering, beginning in 2015 in respect of the portion of 2014 following our change in legal form to a Luxembourg joint stock corporation in connection with this offering. The amount of any future dividend has not been determined.

In accordance with the Luxembourg Company Law, the general meeting of shareholders has the power to make a resolution on the payment of dividends upon the recommendation of the Board of Directors. In deciding whether to recommend any future dividend, the Board of Directors would take into account any legal or contractual limitation, our actual and anticipated future earnings, cash flows, debt service and capital requirements, our business plans and such other matters as the Board of Directors believes appropriate, in its discretion. Generally, any dividend approved by a general meeting of shareholders would be paid out shortly after the meeting.

Our ability to pay dividends depends on the existence of legally distributable amounts, which include available profit, distributable reserves and share premium, as determined in accordance with the Luxembourg Company Law and on the basis of the Company’s unconsolidated balance sheet. In order to determine the distributable amounts, the financial profit or loss for the relevant financial period must be adjusted by the profit/loss carried forward from the previous financial years as well as any withdrawals or contributions made to the distributable reserves and share premium. Certain reserves must be established by law (e.g., the Company’s legal reserve, equal to 10% of the Company’s share capital or, in the case of a buy back of its own shares by the Company, a reserve equal to the value of the shares bought back) and deducted when calculating the amount available for distribution. Because the Company is a holding company, it does not generate any distributable profits of its own and is dependent on the transfer of distributable profits by its operating subsidiaries.

It is expected that the New Credit Facility will include a covenant restricting our ability to pay dividends, subject to certain exceptions.

For more information see the summaries of relevant provisions of Luxembourg law and of our Articles of Association under “Description of Share Capital and Articles of Association.” For information regarding the Luxembourg withholding tax applicable to dividends, see “Certain Taxation Considerations—Luxembourg Taxation of Common Shares.” For more information regarding the New Credit Facility, see “Description of Material Indebtedness—New Senior Secured Credit Facility.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2014 on an actual basis and as adjusted to give effect to the following steps that we currently expect to take in the Refinancing:

•	borrow approximately €665 million under the New Credit Facility term loan;

•	redeem our Senior Secured Notes in full, in an aggregate amount of approximately €602 million (including principal, premium and accrued interest to March 31, 2014); this amount includes the notes redeemed in May 2014 as well as those to be redeemed out of escrowed funds after the closing of this offering;

•	discharge our PECs (the Shareholder Loan) in full, in an aggregate amount of $383 million (€278 million) (including principal and accrued yield to March 31, 2014), by (1) paying approximately $110 million (€80 million) in cash to Kinove Holdings in respect of a portion of the PECs and (2) issuing approximately $273 million (€198 million) worth of new shares at the initial public offering price for this offering to Kinove Holdings in respect of the balance, which will be treated as an equity contribution; based upon the mid-point of the estimated price range set forth on the cover page of this prospectus, the number of new shares to be issued would be approximately 12,137,741 and would increase by approximately 560,000 common shares for every $1.00 of decrease (or decrease by approximately 515,000 common shares for every $1.00 increase) in the initial public offering price below (or above) the mid-point of the estimated range; and

•	pay approximately €15 million of estimated fees relating to the New Credit Facility.

The amount payable to redeem the Senior Secured Notes listed above and reflected in the table below does not include any interest accruing from March 31, 2014 to the redemption date, which will depend on when the notes are called (see “Pro Forma Financial Information—The Refinancing”) and will increase the amount payable on redemption. In addition, the redemption amount listed above does not reflect a reduction of principal in respect of certain unamortized transaction costs that were associated with the original issuance of the notes, but this reduction is reflected in the adjustments in the table below.

The amount payable to discharge the PECs listed above and reflected in the table below does not include any yield accruing from March 31, 2014 to the discharge date, which will depend on the pricing date for this offering and will increase the amount of the equity contribution to be made, and thus the number of shares to be issued to Kinove Holdings in respect thereof, upon discharge. See “Summary—Refinancing” for an updated number of shares that would be issued if the pricing of this offering will occur on July 24, 2014. In addition, the discharge amount listed above does not reflect a reduction of principal in respect of unamortized discount associated with the original issuance of the PECs, but this reduction is reflected in the adjustments in the table below.

The steps listed above and the adjustments in the table below do not reflect our planned repayment of approximately €45 million owing under the Revolving Credit Facility in respect of borrowings that we made after March 31, 2014. This amount includes estimated accrued interest to the repayment date, which we expect to occur on or prior to the closing of this offering, and may vary depending on when the closing occurs.

The as-adjusted information presented in the table below is illustrative only and will adjust based on the actual terms of the Refinancing. The following table also contains translations of Euro amounts as of March 31, 2014. These translations are solely for the convenience of the reader and were calculated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York, which on March 31, 2014 was €1.00=US$1.3777.

You should read this table in conjunction with “Summary–Refinancing,” “Pro Forma Financial Information,” “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, the related notes and the other financial information included elsewhere in this prospectus.

	As of March 31, 2014
	Actual		As Adjusted
			(unaudited)
	(in US$ millions)	(in € million)	(in US$ millions)	(in € million)
Cash and cash equivalents(1)	119.6	86.8	76.6	55.6
Long-term debt:
Long-term Senior Secured Notes(2)	737.5	535.3	–	–
PECs (Shareholder Loan)(3)	353.8	256.8	–	–
Revolving Credit Facility(4)	0	0	–	–
New Credit Facility(5)	–	–	895.5	650.0

Total long-term debt	1,091.3	792.1	895.5	650.0
Shareholders’ equity:
Share capital(6)	60.3	43.8	77.0	55.9
Reserves	(161.9)	(117.5)	71.9	52.2
Retained earnings	(0.6)	(0.4)	(77.3)	(56.1)

Total shareholders’ equity	(102.2)	(74.2)	71.6	52.0

Total equity attributable to the Company	(102.2)	(74.2)	71.6	52.0

Total capitalization (does not include cash and cash equivalents)	989.1	717.9	966.1	702.0

(1)	Cash and cash equivalents at the time of the offering may be different, among other reasons, because of interim trading and current payments on indebtedness. The as-adjusted amount reflects the unamortized portion of the €15 million of estimated fees payable in connection with the New Credit Facility. We estimate that our cash and cash equivalents as of June 30, 2014 were approximately €(4) million (which represents cash and cash equivalents less drawings under the Revolving Credit Facility). The change in this item since March 31, 2014 primarily reflects the redemption of approximately €65 million of Senior Secured Notes (including principal, premium and accrued interest) in May 2014, a regular interest payment on the remaining notes of approximately €24 million in June 2014 and changes in net working capital, with the shortfall funded by drawings under the Revolving Credit Facility after March 31, 2014.

(2)	The principal amount as of March 31, 2014 reflects a reduction of €12.7 million in respect of unamortized transaction costs associated with the original issuance of the notes.

(3)	The as-adjusted amount as of March 31, 2014 reflects a reduction of €16.4 million in respect of unamortized discount associated with the original issuance of the PECs.

(4)	As of March 31, 2014, there were no cash amounts drawn under the Revolving Credit Facility and $249.2 million was available for drawing, representing the difference between $250.0 million and $0.8 million equivalent of guarantees reducing the available amount under the Revolving Credit Facility. After March 31, 2014, we drew approximately €45.0 million under our Revolving Credit Facility to fund working capital. As of June 30, 2014 we have repaid some of this amount and we expect to repay the outstanding portion of the amount and replace this facility with the New Credit Facility in the Refinancing.

(5)	We intend to enter into the New Credit Facility, consisting of a term loan and a revolving credit line, which will be undrawn, as part of the Refinancing. See “Summary—Refinancing” and “Description of Material Indebtedness—New Credit Facility” for a summary of the proposed terms of the New Credit Facility (which have not been finally determined and are subject to change). The as-adjusted amount outstanding reflects the amortized portion of the €15 million of estimated fees payable in connection with the New Credit Facility.

(6)	Our actual share capital as of March 31, 2014 was €43,750,000, represented by 43,750,000 shares with a nominal value of €1.00 per share. Our as-adjusted share capital as of March 31, 2014 reflects our change of legal form to a joint stock corporation and would have been €55,887,741, represented by 55,887,741 common shares with no par value. Assuming that the pricing of this offering will occur on July 24, 2014, our as-adjusted share capital following the change of legal form to a joint stock corporation would be €56,458,102, represented by 56,458,102 common shares with no par value. These amounts are based on an assumed initial public offering price of $22.5 per share, which is the midpoint of the range set forth on the cover of this prospectus. Our share capital will be affected by the actual initial public offering price as well as by the Euro to U.S. Dollar exchange rate at the time or the pricing of the offering.

DILUTION

The following table sets forth the difference between the current shareholders of the Company (Kinove Holdings and Luxco Coinvest) and the new investors with respect to the number of common shares purchased, the total consideration paid, or to be paid, and the average price per common share paid, or to be paid, by the current shareholders and by the new investors:

	Common Shares Purchased	Total Consideration	Average Price per Common Shares (in $)
	Number	Amount (in $)
Current shareholders	56,458,102	390,057,290	6.9
New investors	18,000,000	405,000,000	22.5

A $1.00 increase (decrease) in the assumed public offering price of $22.5 per common share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors by $18 million, assuming the number of common shares offered, as set forth on the cover page of this prospectus, remains the same. Each increase (decrease) of 1,000,000 common shares in the number of common shares offered would increase (decrease) the total consideration paid by new investors by $22.5 million (€16.3 million), assuming that the assumed initial public offering price of $22.5 per common share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) remains the same.

Sales by the Selling Shareholder in this offering will reduce the number of common shares held by it to 32,636,990, or approximately 57.81% (approximately 29,936,990 or 53.03%, if the underwriters exercise their option to purchase additional common shares from the Selling Shareholder in full). The number of common shares to be purchased by new investors will represent approximately 31.88% of the total common shares outstanding (approximately 36.66%, if the underwriters exercise their option to purchase additional common shares from the Selling Shareholder in full).

The discussion and table above (i) assume that the pricing of this offering will occur on July 24, 2014, (ii) include 12,708,102 common shares assumed to have been issued to the Selling Shareholder at the assumed public offering price of $22.5 per common share (the midpoint of the estimated price range set forth on the cover page of this prospectus) in consideration for contributing approximately $286 million (€207 million) of PECs as an equity investment in the Company, (iii) except as explicitly set forth above, assume no exercise of the underwriters’ option to purchase additional common shares and (iv) are based on an exchange rate of €1.00=$1.3800. The exact number of shares to be issued to the Selling Shareholder will depend on the actual initial public offering price and the date of pricing of this offering.

PRO FORMA FINANCIAL INFORMATION

Introduction

The following unaudited pro forma financial information for the Company was prepared in conformity with Article 11 of SEC Regulation S-X. The pro forma adjustments are based on available information and upon assumptions that management believes are reasonable in order to reflect, on a pro forma basis, the impact of the Refinancing transactions described below.

The unaudited pro forma financial information includes a pro forma consolidated statement of financial position as at March 31, 2014, a pro forma consolidated income statement for the three months ended March 31, 2014, a pro forma consolidated income statement for the year ended December 31, 2013 and explanatory notes.

The unaudited pro forma consolidated financial information should be read in conjunction with the historical financial statements of the Company and the related notes thereto included elsewhere in this prospectus. The unaudited pro forma financial information is provided for illustrative purposes only and does not purport to present what the actual results of operations or financial position would have been had the Refinancing transactions actually occurred on the dates indicated, nor do they purport to represent results of operations for any future period or financial position for any future date.

Basis of preparation

The unaudited pro forma consolidated financial information presents the consolidated statement of financial position and income statements of the Company and its subsidiaries assuming that the Refinancing transactions described below had been completed on: (i) January 1, 2013 with respect to the unaudited pro forma consolidated income statements and (ii) March 31, 2014 with respect to the unaudited pro forma consolidated statement of financial position.

The historical financial data as at and for the three months ended March 31, 2014 have been derived from the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The historical financial data for the year ended December 31, 2013 has been derived from the audited consolidated financial statements included elsewhere in this prospectus.

The pro forma financial information is unaudited and includes estimates and assumptions to determine the effect of pro forma events that are directly attributable to the Refinancing available at this time. These estimates and assumptions may differ from the estimates and actual figures in the final accounting for the Refinancing as additional information becomes available, and such differences may be material.

Therefore, the unaudited pro forma consolidated financial information is not necessarily indicative of the results that actually would have been achieved for the periods presented or that may be achieved in the future.

One-off items related to the Refinancing are not recorded in the unaudited pro forma income statement. The effects of these one-off items are recorded in the unaudited pro forma consolidated statement of financial position, as applicable, and illustrated in the notes to the unaudited pro forma consolidated financial statements.

The functional currency for the Company is the Euro, which is the currency of the primary economic environment in which the Company operates. The following exchange rates of U.S. Dollars per €1.00 have been applied:

January 1, 2013:	1.3194
December 31, 2013:	1.3791
March 31, 2014:	1.3788
Average for 2013:	1.3300
Average for three months ended March 31, 2014:	1.3706

As supplementary information, convenience translations are provided as at and for the three months ended March 31, 2014 and for the year ended December 31, 2013. These translations were calculated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York, which on March 31, 2014 was €1.00=US$1.3777 and on December 31, 2013 was €1.00=US$1.3779.

Additionally, the following German tax rates have been assumed for the calculation of tax charge on our financial result in the unaudited pro forma income statements:

German tax rate on December 31, 2013 for the year ended December 31, 2013:	32.26%
German tax rate on March 31, 2014 for the three months ended March 31, 2014:	32.27%

The Refinancing

Credit structure prior to the Refinancing

The Company’s financial liabilities on March 31, 2014 primarily consisted of:

•	the PECs (our Shareholder Loan) with a nominal value of $376.7 million, equivalent to €273.2 million, offset by an unamortized discount of €16.4 million;

•	the Senior Secured Notes having an equivalent nominal principal value of €548.0 million, offset by unamortized transaction costs of €12.7 million; and

•	an undrawn Revolving Credit Facility with an available amount of $250 million, including capitalized transaction costs of €4.6 million.

The Refinancing Transactions

The redemption of the Senior Secured Notes includes Euro-denominated notes with an original aggregate principal amount of €355 million, maturing on June 15, 2018 and bearing interest at 10.000% per annum, payable semi-annually on each June 15 and December 15, as well as U.S. Dollar-denominated notes with an aggregate principal amount of $350 million (translated at a rate of €1.00=US$1.4308 on the date of the Acquisition (July 29, 2011) to €244.62 million), maturing on June 15, 2018 and bearing interest at 9.625% per annum, payable semi-annually on each June 15 and December 15. In June 2012, we voluntarily redeemed 10% of the Senior Secured Notes. On each of March 31, 2014, December 31, 2013 and March 31, 2013, the outstanding principal amount of Euro-denominated notes was €319.5 million and the outstanding principal amount of U.S. Dollar-denominated notes was $315.0 million.

The redemption of the Senior Secured Notes will result in the de-recognition of liabilities, unamortized transaction costs and a cash flow in the pro forma statement of financial position as at March 31, 2014 and a cash outflow, and the de-recognition of associated interest expenses and foreign currency exchange gains or losses in the pro forma income statements for the three months ended March 31, 2014 and for the year ended December 31, 2013.

The redemption of the Senior Secured Notes will give rise to early redemption fees as set forth in the indenture governing the Senior Secured Notes. It is assumed that the redemption of the Senior Secured Notes will occur in two steps. First, an annual 10% optional redemption of the original aggregate principal amount of notes at a redemption price equal to 103% of the principal amount will be exercised (that is, a redemption of €35.5 million principal amount of Euro-denominated notes and $35.0 million of U.S. Dollar-denominated notes). (This optional redemption occurred in May 2014, after the pro forma balance sheet date.) Second, the remaining principal amounts of both series of notes will be redeemed at an early redemption price equal to 107.500% for the Euro-denominated notes and 107.219% for the U.S. Dollar-denominated notes. The aggregate early redemption fees in connection with the Refinancing will amount to €37.8 million.

Additionally, the discount on the Senior Secured Notes in the amount of €12.7 million is assumed to be written off as part of the redemption in the pro forma statement of financial position and capitalized current financial liabilities of €15.7 million are assumed to be settled.

The new term loan under the New Credit Facility includes a Euro-denominated term loan with a principal amount of €399.0 million and a U.S. Dollar-denominated term loan with a principal amount of $366.8 million, translated at a rate of €1.00=US$1. 3788 as at March 31, 2014 to €266.0 million, resulting in a nominal value of €665.0 million at the balance sheet date. The final terms of the new term loan have not yet been finally determined and are subject to change. For purposes of these pro forma financial statements the following most likely conditions are assumed: a seven year term and a floating annual interest rate that we currently estimate will result in an overall effective annual rate of 4.50%. An increase (decrease) of the overall effective annual rate by 0.125% would increase (decrease) our annual interest costs by €0.85 million. Although the actual rate has not yet been finally determined with the lenders, we believe that, if current market conditions continue to prevail at the time of the borrowing of the term loan, the overall effective annual rate on the new term loan could be lower than the 4.50% rate assumed above. As part of the new term loan, transaction costs amounting to €15.0 million will be capitalized and expensed using the effective interest rate method over the maturity of the new term loan. As a result, transaction costs released to the income statement amount to €0.5 million for the three months ended March 31, 2014 and €1.8 million for the year ended December 31, 2013 and are recognized within finance costs. The new term loan will replace the Senior Secured Notes with a higher principal amount at a lower interest rate. It will be used to cover the redemption costs of the Senior Secured Notes, to repay a part of the Shareholder Loan and to pay estimated fees relating to the New Credit Facility.

The Shareholder Loan is a fully subordinated loan with an initial nominal value of €277.5 million in the form of PECs. The PECs and the accrued yield and compound yield thereon were initially due on July 28, 2021. On February 1, 2013 the Company changed the terms and conditions of the Shareholder Loan by shortening its term by two years and the PECs outstanding at the date of amendment were converted from Euro into U.S. Dollar instruments. Additionally, semi-annual payments of principal and yield are due and payable. This amendment resulted in a nominal yield of 10.57% compared to a yield of 10.0% prior to the amendment.

In connection with the Refinancing, the Shareholder Loan, which is held by Kinove Holdings, will be partially repaid in an amount of €79.7 million (which includes accrued yield to March 31, 2014) and the remaining amount equivalent to €198.2 million (which includes accrued yield to March 31, 2014) will be contributed to equity by Kinove Holdings in consideration for 12,137,741 new shares issued to it at the initial public offering price for this offering, having an aggregate value equal to the amount of the equity contribution. We will issue the new shares to Kinove Holdings after the pricing and before the closing of this offering, and the aggregate value of the new shares (i.e., the final amount of the equity contribution), and thus the number of new shares issued, will reflect accrued yield to the issue date, the amount of which will depend on the actual pricing date and will be greater than the amount of yield reflected as of March 31, 2014. Additionally, the unamortized discount of the Shareholder Loan amounting to €16.4 million is de-recognized in the pro forma statement of financial position and capitalized current financial liabilities of €4.7 million as of March 31, 2014 are settled.

The Revolving Credit Facility in the amount of $250 million is available to support the Company’s liquidity. As at March 31, 2014 the Revolving Credit Facility was undrawn. Unamortized transaction costs that were incurred in connection with entering into the Revolving Credit Agreement in June 2011 amounted to €4.6 million as at March 31, 2014 and are derecognized due to the Refinancing. After March 31, 2014, we borrowed funds under the Revolving Credit Facility and plan to repay them, together with accrued interest, as part of the Refinancing. These transactions are not reflected in the pro forma financial information. See “Summary—Refinancing.”

The New Credit Facility will include a multicurrency, senior secured revolving line of credit of €115 million that will be available to support the Company’s liquidity. As at March 31, 2014 and the time of preparation of the pro forma financial information, this revolving line of credit has not been utilized for cash drawings and accordingly is neither recognized in the pro forma consolidated statement of financial position nor in the pro forma income statement. Although the terms of the new line have not been finally determined, we currently expect that borrowings under the line will bear interest at an annual floating rate based on LIBOR or EURIBOR plus a spread.

Subject to available terms and market conditions, the Company may enter into a rate swap agreement with an unaffiliated third party that would fix the floating interest rate on the new term loan at a fixed annual rate for the life of the loan.

Unaudited pro forma consolidated statement of financial position of Orion Engineered Carbons S.à r.l. as at March 31, 2014

	Orion Engineered Carbons S.à r.l. actual Mar 31, 2014	Pro forma refinancing adjustments Mar 31, 2014		Orion Engineered Carbons S.à r.l. pro forma Mar 31, 2014	USD Convenience Translation Mar 31, 2014
ASSETS
	In € million	In € million		In € million	In US$ million
Non-current assets
Goodwill	48.5	–		48.5	66.8
Other intangible assets	121.0	–		121.0	166.7
Property, plant and equipment	326.7	–		326.7	450.1
Investment in joint ventures	4.6	–		4.6	6.3
Other financial assets	1.7	–		1.7	2.3
Other assets	3.7	(3.2)	(i)	0.5	0.7
Deferred tax assets	41.6	–		41.6	57.3

	547.8	(3.2)		544.6	750.2

Current assets
Inventories	128.9	–		128.9	177.6
Trade receivables	208.4	–		208.4	287.1
Emission rights	1.9	–		1.9	2.6
Other financial assets	0.4	–		0.4	0.6
Other assets	44.0	(1.4)	(i)	42.6	58.7
Income tax receivables	12.2	–		12.2	16.8
Cash and cash equivalents	86.8	(31.2)		55.6	76.6
		(548.0)(a)
		(15.7)(c)
		(37.8)(d)
		650.0(e)
		(79.7)(f)

	482.6	(32.6)		450.0	620.0

	1,030.4	(35.8)		994.6	1,370.2

EQUITY AND LIABILITIES
	In € million	In € million		In € million	In US$ million
Equity
Subscribed capital	43.8	12.1	(g)	55.9	77.0
Reserves	(117.5)	169.7		52.2	71.9
		186.1(g)
		(16.4)(f)

Profit or loss for the period	(0.4)	(55.7)		(56.1)	(77.3)
		(12.7)(b)
		(37.8)(d)
		(4.6)(i)
		(0.6)(j)

	(74.1)	126.1		52.0	71.6

	Orion Engineered Carbons S.à r.l. actual Mar 31, 2014	Pro forma refinancing adjustments Mar 31, 2014	Orion Engineered Carbons S.à r.l. pro forma Mar 31, 2014	USD Convenience Translation Mar 31, 2014
EQUITY AND LIABILITIES
	In € million	In € million	In € million	In US$ million
Non-current liabilities
Pension provisions	36.1	–	36.1	49.7
Other provisions	14.7	–	14.7	20.3
Liabilities to shareholder	256.8	(256.8)	–	–
		(273.2)(3)
		(193.5)(g)
		(79.7)(h)
		16.4(f)
Financial liabilities	539.0	114.7	653.7	900.6
		(535.3)(1)
		(548.0)(a)
		12.7(b)
		650.0(2)
		665.0(e)
		(15.0)(e)
Other liabilities	1.7	–	1.7	2.3
Income tax liabilities	–	–	–	–
Deferred tax liabilities	44.6	0.6(j)	45.2	62.3

	892.9	(141.5)	751.4	1,035.2

Current liabilities
Other provisions	42.0	–	42.0	57.9
Liabilities to banks	8.0	–	8.0	11.0
Trade payables	107.8	–	107.8	148.5
Other financial liabilities	21.3	(20.4)	0.9	1.2
		(15.7)(c)
		(4.7)(g)
Income tax liabilities	7.3	–	7.3	10.1
Other liabilities	25.2	–	25.2	34.7

	211.6	(20.4)	191.2	263.4

	1,030.4	(35.8)	994.6	1,370.2

Unaudited pro forma consolidated income statement of Orion Engineered Carbons S.à r.l. for the three months ended March 31, 2014

	Orion Engineered Carbons S.à r.l. actual Jan 1 to Mar 31, 2014	Pro forma refinancing adjustments Jan 1 to Mar 31, 2014		Orion Engineered Carbons S.à r.l. pro forma Jan 1 to Mar 31, 2014	USD Convenience Translation Jan 1 to Mar 31, 2014
	In € million	In € million		In € million	In US$ million
Revenue	330.5	–		330.5	455.3
Cost of sales	(259.6)	–		(259.6)	(357.7)

Gross profit	70.9	–		70.9	97.6

Selling expenses	(24.4)	–		(24.4)	(33.6)
Research and development costs	(2.8)	–		(2.8)	(3.9)
General and administrative expenses	(12.3)	–		(12.3)	(16.9)
Other operating income	0.7	–		0.7	1.0
Other operating expenses	(3.6)	–		(3.6)	(5.0)

Operating result (EBIT)	28.5	–		28.5	39.2

Finance income	0.4	–		0.4	0.6
Finance costs	(24.2)	14.1		(10.1)	(13.9)
		22.1	(k)
		(8.0	)(l)
Share of profit or loss of joint ventures	0.1	–		0.1	0.1

Financial result	(23.7)	14.1		(9.6)	(13.2)

Profit or loss before income taxes	4.8	14.1		18.9	26.0
Income taxes	(5.2)	(4.5	)(m)	(9.7)	(13.4)

Profit or loss for the period	(0.4)	9.6		9.2	12.6

Net Earnings Per Share (US$/€ per share)	(0.01)	–		0.16	0.22

Unaudited pro forma consolidated income statement of Orion Engineered Carbons S.à r.l. for the year ended December 31, 2013

	Orion Engineered Carbons S.à r.l. actual Jan 1 to Dec 31, 2013	Pro forma refinancing adjustments Jan 1 to Dec 31, 2013		Orion Engineered Carbons S.à r.l. pro forma Jan 1 to Dec 31, 2013	USD Convenience Translation Jan 1 to Dec 31, 2013
	In € million	In € million		In € million	In US$ million
Revenue	1,339.6	–		1,339.6	1,845.8
Cost of sales	(1,070.8)	–		(1,070.8)	(1,475.5)

Gross profit	268.8	–		268.8	370.3

Selling expenses	(92.1)	–		(92.1)	(126.9)
Research and development costs	(10.1)	–		(10.1)	(13.9)
General and administrative expenses	(52.5)	–		(52.5)	(72.3)
Other operating income	8.3	–		8.3	11.4
Other operating expenses	(38.7)	–		(38.7)	(53.3)

Operating result (EBIT)	83.7	–		83.7	115.3

Finance income	17.1	(2.7)		14.4	19.8
		(15.2	)(n)
		12.5	(o)
Finance costs	(112.7)	57.4		(55.3)	(76.2)
		89.6	(n)
		(32.2	)(o)
Share of profit or loss of joint ventures	0.4	–		0.4	0.6

Financial result	(95.2)	54.7		(40.5)	(55.8)

Profit or loss before income taxes	(11.5)	54.7		43.2	59.5
Income taxes	(7.5)	(17.6	)(p)	(25.1)	(34.6)

Profit or loss for the period	(19.0)	37.1		18.1	24.9

Net Earnings Per Share (€/US$ per share)	(0.43)	–		0.32	0.44

Pro forma Refinancing adjustments

The Company has made certain adjustments and assumptions in the presentation of the unaudited pro forma consolidated statement of financial position as at March 31, 2014 to reflect the intended Refinancing. Therefore the following adjustments are necessary to reflect:

(1)	the redemption of the Senior Secured Notes

(a)	by recording the redemption of the Senior Secured Notes at a nominal value of €548.0 million;

(b)	record the one-time effect of the de-recognition of unamortized transaction costs amounting to €12.7 million;

(c)	assume payment of accrued interest liabilities of €15.7 million; and

(d)	assume the related cash outflow due to an early redemption fee of €37.8 million.

(2)	the drawdown of the new term loan

(e)	by recording the drawdown of the new term loan in the amount of €650.0 million (nominal value of €665 million less transaction costs of €15 million). The transaction costs of €15 million will be amortized over the loan term at an effective interest rate of 4.880935% assumed for this purpose (see also note (l));

(3)	the partial repayment and equity contribution of the Shareholder Loan (nominal value of €273.2 million)

(f)	the de-recognition of unamortized discount amounting to €16.4 million;

(g)	the conversion of the remaining balance of the Shareholder Loan to common shares (based on the initial public offering price for this offering) as an equity contribution in the amount of €198.2 million (of which €12.1 million are allocated to subscribed capital and €186.1 million are allocated to reserves) including accrued yield amounting to €4.7 million as at March 31, 2014; and

(h)	by recording the partial repayment of €79.7 million of the Shareholder Loan (including accrued yield amounting to €4.7 million on March 31, 2014);

(4)	the de-recognition of the Revolving Credit Facility

(i)	by reflecting the de-recognition of the capitalized transaction costs of the Revolving Credit Facility in the amount of €4.6 million (thereof €3.2 million non-current and €1.4 million current assets).

(5)	the recognition of deferred tax liabilities

(j)	by recording the one-time effect on the deferred tax liabilities due to the de-recognition of the Senior Secured Notes and the Shareholder Loan and the drawdown of the new term loan amounting to an increase of €0.6 million of deferred tax liabilities in total. This amount results from the differences between the tax financial position and the financial position according to IFRS of €1.8 million from the Refinancing transactions using an assumed tax rate of 32.27% (which is the applicable German tax rate of the Company as of March 31, 2014).

The Company has made certain adjustments and assumptions in the presentation of the unaudited pro forma consolidated income statement for the three months ended March 31, 2014 to reflect the intended Refinancing. Therefore the following adjustments are necessary to reflect:

(6)	the redemption of the Senior Secured Notes and the de-recognition of the Shareholder Loan

(k)	the effects from redemption of the Senior Secured Notes and from the de-recognition of the Shareholder Loan includes de-recognition of losses from foreign currency effects amounting to €0.1m and the de-recognition of interest expense incurred in the amount of €22.0 million (Senior Secured Notes: €14.2 million, Shareholder Loan: €7.8 million). The one-time effect of the unamortized transactions costs in the amount of €12.7 million related to the Senior Secured Notes and the early redemption fee with respect to the Senior Secured Notes in the amount of €37.8 million are not recognized in the pro forma income statement.

(7)	the drawdown of the new term loan

(l)	the effects from drawdown of the new term loan. This includes the recognition of gains from foreign currency effects of less than €0.01 million and interest expense in the amount of €8.0 million (of which €0.5 million was for amortization of transaction costs).

(8)	the recognition of income tax effects

(m)	the effects related to income tax effect of €4.5 million at an assumed tax rate of 32.27% (which is the applicable German tax rate of the Company as of March 31, 2014), related to the net pro forma adjustments. The actual effective tax rate after the Refinancing may significantly vary from this estimate, depending upon the relative earnings and deductions in the various tax jurisdictions.

The Company has made certain adjustments and assumptions in the preparation of the unaudited pro forma consolidated income statement for the year ended December 31, 2013 to reflect the intended Refinancing. Therefore the following adjustments are necessary to reflect:

(9)	the redemption of the Senior Secured Notes and the de-recognition of the Shareholder Loan

(n)	the effects from repayment of the Senior Secured Notes and the de-recognition of the Shareholder Loans includes the de-recognition of gains from foreign currency effects amounting to €15.2m (Senior Secured Notes: gain of €10.3 million, Shareholder Loan: gain of €4.9 million) and the de-recognition of interest expense incurred in the amount of €89.6 million (Senior Secured Notes: €57.3 million, Shareholder Loan: €32.3 million). The one-time effect of the unamortized transactions costs in the amount of €12.7 million related to the Senior Secured Notes and the early redemption fee of the Senior Secured Notes of €37.8 million are not recognized in the pro forma income statement.

(10)	the drawdown of the new term loan

(o)	the effects from drawdown of the new term loan. This includes the recognition of gains from foreign currency effects in the amount of €12.5 million and the recognition of interest expenses in the amount of €32.2 million (of which €1.8 million was for amortization of transaction costs).

(11)	the recognition of income tax effects

(p)	the effects related to income tax effect of €17.6 million at an assumed tax rate of 32.26% (which is the applicable German tax rate of the Company on December 31, 2013), related to the net pro forma adjustments. The actual effective tax rate after the Refinancing may significantly vary from this estimate, depending upon the relative earnings and deductions in the various tax jurisdictions.

CURRENCIES AND EXCHANGE RATES

Our reporting currency is the Euro. Fluctuations in the exchange rate between the Euro and the U.S. Dollar will affect the U.S. Dollar amounts received by owners of our common shares on conversion of dividends, if any, paid in Euro on the common shares and will affect the U.S. Dollar price of our common shares on the NYSE. The following tables set forth, for the periods and dates indicated, the period end, average, high and low exchange rates in U.S. Dollars per €1.00.

Exchange Rates for the Previous Six Months

	Period End	Average Rate(1)	High	Low
January 2014	1.3500	1.3618	1.3682	1.3500
February 2014	1.3806	1.3665	1.3806	1.3507
March 2014	1.3777	1.3828	1.3927	1.3731
April 2014	1.3870	1.3811	1.3898	1.3704
May 2014	1.3640	1.3739	1.3924	1.3596
June 2014	1.3690	1.3594	1.3690	1.3522
July 2014 (through July 3)	1.3610	1.3649	1.3681	1.3610

Exchange Rates for the Previous Five Years Ended December 31, 2013

	Period End	Average Rate(2)	High	Low
2009	1.4332	1.3955	1.5100	1.2547
2010	1.3269	1.3216	1.4536	1.1959
2011	1.2973	1.4002	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062
2013	1.3779	1.3303	1.3816	1.2774

(1)	The average of the daily exchange rates during the relevant period.

(2)	The average of the month-end rates during the relevant period.

Our inclusion of these exchange rates and other exchange rates specified elsewhere in this prospectus should not be construed as representations that the Euro amounts actually represent such U.S. Dollar amounts or could have been or could be converted into U.S. Dollars at any particular rate, if at all. The Euro foreign exchange reference rate used in this prospectus is the current noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. On July 3, 2014, this rate was $1.3610 per €1.00. These exchange rates may differ from the exchange rate in effect on and as of the date of this prospectus.

SELECTED HISTORICAL FINANCIAL INFORMATION AND OTHER DATA

The following table sets forth selected historical financial information and other data for the three months ended March 31, 2014 and 2013 and fiscal years 2013, 2012 and 2011 and as of March 31, 2014 and December 31, 2013 and 2012. The information for fiscal years 2013, 2012 and 2011 and as of December 31, 2013 and 2012 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our balance sheet information as of December 31, 2011 is derived from our audited consolidated financial statements, which are not included in this prospectus. The information for the three months ended March 31, 2014 and 2013 and as of March 31, 2014 has been derived from our unaudited interim condensed consolidated financial statements. This information should be read in conjunction with the consolidated financial statements included elsewhere in this prospectus, the related notes and other financial information included herein. Our historical results are not necessarily indicative of the results that might be expected for future interim periods or for the full fiscal year ending December 31, 2014. The unaudited interim condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented.

The Company was incorporated on April 13, 2011 and prior to the Acquisition had no operations. The Successor period for 2011 covers the period from incorporation through December 31, 2011. For the Predecessor period ended July 29, 2011, financial information set forth below has been derived from Evonik Carbon Black’s audited combined financial statements.

For fiscal years 2010 and 2009, the selected historical financial information set forth below has been derived from Evonik Carbon Black’s audited combined financial statements. We historically operated as a business line of Evonik and reported our results as part of Evonik’s business unit “Inorganic Materials.” The combined financial statements of Evonik Carbon Black for each of fiscal years 2010 and 2009 have been prepared on a “carve-out” basis from Evonik’s consolidated financial statements using the historical financial information attributable to Evonik Carbon Black and include allocations of income, expenses, assets, liabilities and cash flows from Evonik. For the preparation of the combined financial statements it was necessary to make assumptions and estimates for carve-out adjustments. Accordingly, the combined financial statements do not necessarily reflect the financial position and performance that would have been presented had Evonik Carbon Black already existed as an independent company during the periods presented and had the transactions between Evonik Carbon Black and other Evonik group companies been carried out between independent companies. The combined financial statements of Evonik Carbon Black present the financial position and performance of Evonik Carbon Black as it existed under Evonik’s ownership, which differs in various respects from the business as it has being operated after the completion of the Acquisition.

The following table also contains translations of Euro amounts as of December 31, 2013 and the three months ended March 31, 2014. These translations are solely for the convenience of the reader and were calculated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York, which as of December 31, 2013 was €1.00=US$1.3779 and as of March 31, 2014 was €1.00 = US$1.3777. You should not assume that, on that or any other date, one could have converted these amounts of Euro into U.S. Dollars at these or any other exchange rate.

	Successor							Predecessor
Income Statement Data	As of March 31,			Year Ended December 31,			Period Ended December 31,	Period Ended July 29,	Year Ended December 31,
	2014		2013	2013		2012	2011	2011	2010(1)	2009(1)
	(in US$ million)	(in € million)		(in US$ million)	(in € million)	(in € million)	(in € million)	(in € million)	(in € million)	(in € million)
Revenue	455.3	330.5	341.1	1,845.9	1,339.6	1,397.5	545.1	780.6	1,186.2	839.5
Cost of sales	(357.7)	(259.6)	(271.5)	(1,475.5)	(1,070.8)	(1,116.0)	(455.1)	(611.5)	(942.1)	(714.7)
Gross profit	97.6	70.9	69.6	370.4	268.8	281.6	89.9	169.1	244.0	124.8
Selling expenses	(33.6)	(24.4)	(23.7)	(126.9)	(92.1)	(96.2)	(42.1)	(61.2)	(103.5)	(90.7)
Research and development costs	(3.9)	(2.8)	(3.4)	(13.9)	(10.1)	(9.5)	(4.8)	(5.8)	(10.4)	(11.4)
General and administrative expenses	(17.0)	(12.3)	(13.5)	(72.4)	(52.5)	(54.3)	(14.1)	(19.3)	(48.4)	(42.3)
Other operating income	1.0	0.7	5.1	11.5	8.3	18.5	12.1	145.0	18.3	17.9
Income from reversal of impairments on non-current assets				–	–	–	–	–	19.0	–
Other operating expenses	(5.0)	(3.6)	(9.1)	(53.3)	(38.7)	(52.5)	(57.0)	(31.7)	(24.6)	(46.5)
Impairment loss on non-current assets				–	–	–	–	–	(6.0)	(108.9)
Operating result (EBIT)	39.2	28.5	25.0	115.5	83.8	87.6	(16.0)	196.0	84.4	(157.2)
Finance income	0.6	0.4	15.9	23.6	17.1	5.2	7.6	0.3	0.8	0.5
Finance costs	(33.4)	(24.2)	(49.9)	(155.3)	(112.7)	(103.1)	(76.0)	(12.0)	(17.2)	(12.0)
Share of profit or loss of joint venture	0.1	0.1	0.1	0.5	0.4	0.4	0.2	0.5	0.4	0.4
Financial result	(32.7)	(23.7)	(33.9)	(131.2)	(95.2)	(97.5)	(68.3)	(11.3)	(16.0)	(11.1)
Profit or loss before income taxes	6.6	4.8	(8.9)	(15.7)	(11.4)	(9.8)	(84.3)	184.7	72.4	(168.3)
Income taxes	(7.1)	(5.2)	2.4	(10.4)	(7.5)	(8.9)	9.8	(62.1)	(29.1)	4.6
Profit or loss for the period	(0.6)	(0.4)	(6.5)	(26.4)	(19.0)	(18.7)	(74.5)	122.7	43.3	(163.7)
Net Earnings Per Share (US$/€ per share)(2)	(0.01)	(0.01)	(0.15)	(0.60)	(0.43)	(0.43)	(1.70)	2.80	–	–

	Successor						Predecessor
Balance Sheet Data	As of March 31,		As of December 31,				As of December 31,
	2014	2014	2013		2012	2011	2010	2009
	(in US$ million)	(in € million)	(in US$ million)	(in € million)	(in € million)	(in € million)	(in € million)	(in € million)
Cash and cash equivalents	119.6	86.8	97.1	70.5	74.9	98.9	28.2	10.2
Property, plant and equipment	450.1	326.7	459.5	333.5	334.6	325.5	368.1	338.4
Total assets	1,419.5	1,030.3	1,387.5	1,007.0	1,092.7	1,141.7	1,084.7	935.0
Total liabilities	1,521.7	1,104.5	1,489.8	1,081.2	1,089.5	1,118.0	666.9	468.5
Total equity	(102.2)	(74.2)	(102.3)	(74.3)	3.2	23.7	417.9	466.5

(1)	The Predecessor periods for 2010 and 2009 include two subsidiaries that were not part of the Acquisition: QECC and a subsidiary that was closed prior to the Acquisition. These subsidiaries together represented €105.2 million and €43.9 million in revenues in 2010 and 2009, respectively, and €76.0 million and €58.1 million in total assets as of December 31, 2010 and 2009, respectively.

(2)	Our share capital as of March 31, 2014 was €43,750,000, represented by 43,750,000 shares with a nominal value of €1.00 per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011 and should be read in conjunction with the information included under “Business”, “Selected Historical Consolidated Financial and Other Data” and our consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with IFRS and our audited consolidated financial statements present separately the Predecessor period prior to the Acquisition and the Successor periods after the Acquisition included elsewhere in this prospectus. The Company was incorporated on April 13, 2011 and prior to the Acquisition had no operations. The Successor period for 2011 covers the period from incorporation through December 31, 2011 (the Successor “Period ended December 31, 2011”). For the Predecessor period ended July 29, 2011, financial information set forth below has been derived from Evonik Carbon Black’s audited combined financial statements (the Predecessor “Period ended July 29, 2011”).

We historically operated as a business line of Evonik and reported our results as part of Evonik’s business unit “Inorganic Materials.” The combined financial statements of Evonik Carbon Black for the Period ended July 29, 2011 have been prepared on a “carve-out” basis from Evonik’s consolidated financial statements using the historical financial information attributable to Evonik Carbon Black and include allocations of income, expenses, assets, liabilities and cash flows from Evonik. For the preparation of the combined financial statements it was necessary to make assumptions and estimates for carve-out adjustments. Accordingly, the combined financial statements do not necessarily reflect the financial position and performance that would have been presented had Evonik Carbon Black existed as an independent company during the periods presented. The combined financial statements of Evonik Carbon Black present the financial position and performance of Evonik Carbon Black as it existed under Evonik’s ownership, which differs in various respects from the business as it has been operated after the completion of the Acquisition.

This discussion is based on comparisons between our financial data for different periods and contains certain forward-looking statements. Our actual results could differ materially from those discussed in any forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors.” The following discussion also contains translations of Euro amounts into U.S. Dollars as of and for the three months ended March 31, 2014 and the year ended December 31, 2013. These translations are solely for the convenience of the reader and were calculated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York, which as of December 31, 2013 was €1.00 = US$1.3779 and as of March 31, 2014 was €1.00 = US$1.3777. This rate differs from the consolidation currency translation rate used in our consolidated financial statements included elsewhere in this prospectus. You should not assume that, on that or any other date, one could have converted these amounts of Euro into U.S. Dollars at these or any other exchange rate.

Overview

We are a leading global producer of carbon black. Carbon black is a form of carbon used to improve certain properties of materials into which it is added. It is used as a pigment and as a performance additive in coatings, polymers, printing and special applications (specialty carbon black) and in the reinforcement of rubber in tires and mechanical rubber goods (rubber carbon black). Historically, our business operated as a business line of Evonik and was acquired by our Principal Shareholders from Evonik on July 29, 2011.

In 2013, and the three months ended March 31, 2014, we generated revenue of €1,339.6 million and €330.5 million on sales volume of 968.3 kmt and 249.3 kmt, respectively, Adjusted EBITDA of €191.1 million and €50.0 million, respectively, and a loss for the periods of €19.0 million and €0.4 million, respectively. We operate a diversified carbon black business with more than 280 specialty carbon black grades and approximately 80 rubber carbon black grades. Our product portfolio is one of the broadest in the industry and is divided into the following segments:

•	Specialty Carbon Black. We are one of the largest global producers of specialty carbon black with an estimated share of global industry sales of approximately 23% in 2013 measured by volume in kmt. Our estimated share of global industry specialty carbon black sales remained relatively stable in the past three years (23.3% in 2012 and 23.6% in 2011). We believe that our share of global industry sales measured by revenue is higher, since our product portfolio is weighted towards higher priced premium grades. We manufacture specialty carbon black at multiple sites for a broad range of specialized applications. Specialty carbon black imparts specific characteristics, such as high-quality pigmentation, UV light protection, viscosity control and electrical conductivity. In 2013 and the three months ended March 31, 2014, Adjusted EBITDA for our Specialty Carbon Black segment was €98.0 million and €25.7 million, respectively, and the Segment Adjusted EBITDA Margin was 25.1% and 25.2%, respectively. This segment accounted for 29.1% and 30.9% of our total revenue, 51.3% and 51.4% of total Adjusted EBITDA and 19.7% and 20.4% of our sales volume in kmt in 2013 and the three months ended March 31, 2014, respectively.

•	Rubber Carbon Black. We are one of the largest global producers of rubber carbon black. We have a global supply network, and an estimated share of global industry sales of approximately 7% in 2013 measured by volume in kmt, with industry sales shares by volume equal to or exceeding 17% in each of our major operating regions. Our estimated market share for this segment remained relatively stable in the past three years (7.2% in 2012 and 8.3% in 2011). In 2013 and the three months ended March 31, 2014, Adjusted EBITDA for our Rubber Carbon Black segment was €93.2 million and €24.3 million, respectively, and Segment Adjusted EBITDA Margin was 9.8% and 10.6%, respectively. This segment accounted for 70.9% and 69.1% of our total revenue, 48.7% and 48.6% of total Adjusted EBITDA and 80.3% and 79.6% of our total sales volume in kmt in 2013 and the three months ended March 31, 2014, respectively.

We have over 75 years of experience and enjoy a long-standing reputation for technical capability in the carbon black industry and its served applications. We provide consistent product quality, reliability, technical expertise and innovation, built upon continually improving processes and know-how through our advanced Innovation Group and through supply chain execution.

Our Innovation Group works closely with our clients to develop innovative products and applications, while strengthening customer relationships and improving communication. Long-term R&D alliances and sophisticated technical interfaces with customers allow us to develop solutions to meet specific customer requirements. As a result, we have been able to generate attractive margins for our specialized carbon black products. Additionally, our Innovation Group works closely with our operations group to improve process economics with new process equipment designs, operating techniques and raw material selection.

We operate a modern global supply chain network comprising 13 wholly-owned production plants and one jointly-owned production plant. We are currently seeking to acquire QECC, in which Evonik has a majority interest. We believe that this acquisition, if completed, would improve our ability to serve the Chinese market over and above our current use of our global network for exports to China.

Key Factors Affecting Our Results of Operations

We believe that the following factors have had, and will continue to have, a material effect on our results of operations and financial condition. As many of these factors are beyond our control and certain of these factors have historically been volatile, past performance will not necessarily be indicative of future performance and it is difficult to predict future performance with any degree of certainty. In addition, important factors that could cause our actual results of operations or financial conditions to differ materially from those expressed or implied below, include, but are not limited to, factors indicated in this prospectus under “Risk Factors” and “Note Regarding Forward-Looking Statements.”

General Economic Conditions, Cyclicality and Seasonality

Our results of operations are affected by worldwide economic conditions. Because carbon black is used in a diverse group of end products, demand for carbon black has historically been related to real GDP and general global economic conditions. In particular, a large part of our sales has direct exposure to the cyclical automotive industry and, to a lesser extent, the construction industry. As a result, our results of operations experience a level of inherent cyclicality. The nature of our business and our large fixed asset base make it difficult to rapidly adjust our fixed costs downward when demand for our products declines, which materially affects our results of operations. For example, we experienced a decrease in sales volume of approximately 15% in 2009 , in the wake of the global financial and economic crisis, followed by a recovery in sales volume of 14.8% in 2010. As a result, our results of operations dropped sharply in the second half of 2008 and 2009, and recovered again in 2010. Since the Acquisition, our overall results improved in line with the global economic recovery and recovery in underlying industries. In 2011 through 2013, our results of operations in Europe were negatively affected by the European sovereign debt crisis, while other geographic regions showed more positive dynamics.

Our business is generally not seasonal in nature, although we may experience some regional seasonal declines during holiday periods and our results of operations are generally weaker in the last three months of the year.

Drivers of Demand

Besides general global economic conditions, certain specific drivers of demand for carbon black differ among our operating segments. Specialty carbon black has a wide variety of end-uses and demand is largely driven by the development of the coatings, polymers and printing industries. Demand for specialty carbon black in the coatings and polymers industries is mainly influenced by the levels of industrialization, infrastructure, construction and car ownership. Demand for specialty carbon black in the printing industry is mainly influenced by developments in print media and packaging materials. Demand for rubber carbon black is largely driven by the development of the tire and mechanical rubber goods industries. Demand for rubber carbon black in tires is mainly influenced by the number of replacement and original equipment tires produced, which in turn is driven by (i) vehicle trends, including the number of vehicles produced and registered, and the number of miles driven, (ii) demand for high-performance tires, (iii) demand for larger vehicles, such as trucks and buses and (iv) changes in regulatory requirements. Demand for rubber carbon black in mechanical rubber goods is mainly influenced by vehicle trends, construction activity and general industrial production.

Demand in the developed West European and North American regions is mainly driven by demographic changes, customers’ high-quality requirements, stringent tire regulation standards and relatively stable tire replacement demand. Demand in emerging markets, such as China, Southeastern Asia, South America and Eastern Europe, is mainly driven by the growing middle class, rapid industrialization, new infrastructure spending and increasing car ownership trends. The growth in vehicle production in turn drives demand for both original equipment tire manufacturing and replacement tires in developing regions. See “Industry.”

Asset Utilization

Margins in the carbon black industry, and the chemical industry generally, are strongly influenced by industry utilization. As demand for products approaches available supply, utilization rates rise, and prices and margins typically increase over time. Historically, this relationship has been highly cyclical, due to fluctuations in supply resulting from the timing of new investments in capacity and general economic conditions affecting the relative strength or weakness of demand. Generally, capacity is more likely to be added in periods when current or expected future demand is strong and margins are, or are expected to be, high. Investments in new capacity can result, and in the past frequently have resulted, in over-capacity, which typically leads to a reduction of margins. For example, some of our customers have shifted, and may continue to shift, manufacturing capacity from mature regions, such as North America and Europe, to emerging regions, such as Asia and South America. Consequently, competitors in China have added capacity at a far greater rate than demand has risen, which has resulted in pressured margins in the region. In response, producers typically reduce capacity utilization or limit further capacity additions, eventually causing the industry to be relatively undersupplied. In recent years, a systematic reduction in capacity in North America and Europe, together with increased manufacturing efficiencies, has enabled us to largely preserve margins and increase our utilization rates.

Although utilization levels can differ significantly by plant, these levels tend to be driven more by variations in demand from specific customers served by each plant rather than by general trends in the region where the plant is located. We estimate our average plant utilization rate to have been at the level of approximately 80% in 2013, as well as approximately 82% in 2012 and approximately 89% in 2011. We have made recent investments in strategic sites to increase the flexibility of our production platform (for example, we have added a new production line in our existing facilities in South Korea, which commenced operations in summer 2013). However, following an intensive review of European carbon black operations, we announced in December 2013 that production would cease at our Sines (Portugal) facility in order to consolidate capacities in the European region. Both actions allow us to opportunistically upgrade and expand our capacity to produce higher margin products, as demand allows, and positions us better to shift additional production capacity to specialty carbon black products and rubber carbon black for higher-end mechanical rubber goods. We intend to achieve further growth in production volume, as customer demand allows, by improving utilization rates, improving the availability of our assets by minimizing planned and unplanned facility downtime and improving the capacity of our assets through systematic supply chain planning and improved operating technologies. Unplanned outages can impact our operating results. Similarly, planned or unplanned outages of our competitors can positively affect our operating results by decreasing the product supply in the industry.

Efficiency Initiatives

Our results of operations are affected by our energy consumption, manufacturing costs and efficiency improvements. We have implemented and will continue to implement production and energy efficiency initiatives by exploiting alternative feedstock sources with a strong focus on feedstock yields, as well as on feedstock prices. We have developed new energy efficient reactor designs and state-of-the-art energy recovery equipment that have already been installed in many of our production sites. In recent years, we have increased our co-generation capabilities and currently twelve of our manufacturing sites have some form of co-generation, transforming combustible exhaust gas, the main by-product of the carbon black production process, into electricity, steam or hot water. We are analyzing available energy recovery options for our production sites currently not equipped with co-generation facilities and plan to expand co-generation capacity of our plants in the future, if economically viable.

Since the Acquisition, we have been focusing on administrative and personnel efficiencies. We had well over 1,500 employees at the time of the Acquisition and successfully reduced headcount to 1,405 as of December 31, 2013, despite having to hire over 60 new administrative personnel required to carry out a range of functions and services previously provided by Evonik entities that were not part of the Acquisition. We also introduced high performance work teams and additionally incentivize our employees by linking their bonus levels to the achievement of predetermined objectives, including individual, team and company-wide targets. We plan to further improve efficiency of our personnel and believe that we will be able to increase sales and production volumes of our business without significant increases in headcount. In addition, after an intensive review of European carbon black operations, we ceased production at our Sines (Portugal) facility in December 2013 to concentrate our European production platform into fewer, more efficient facilities. Termination periods of employees terminated in connection with the Sines closure had not expired by end of 2013 and will lead to a further headcount reduction of approximately 35 FTEs in 2014. The plant accounted for €4.4 million of depreciation, labor, rent, repair and maintenance, external services and insurance costs in 2013. Additionally, we incurred impairment charges of €5.5 million on the closure of the plant in 2013.

Raw Material and Energy Costs

Our results of operations are affected by fluctuations in raw material and energy prices. Our manufacturing processes consume significant amounts of raw materials and energy, the costs of which are subject to fluctuations in worldwide supply and demand, in addition to other factors beyond our control. In 2013, raw materials accounted for approximately 80% of the total manufacturing cost of the final product. Almost all of the raw material used in the production of carbon black is an oil-based feedstock known as carbon black oil, with some limited use of other materials, such as nitrogen tetroxide, hydrogen and natural gas. The pricing of carbon black oil is linked to the price of heavy fuel oil and is generally benchmarked against Platts indices of three regions: the U.S. Gulf Coast, Rotterdam and Singapore. Platts publishes spot and forward energy price assessments for the energy industry, including benchmark prices for the crude oil and petrochemical markets. The ultimate carbon black oil price also depends on carbon black oil specific quality characteristics, differentials (premiums or discounts), freight costs and regional supply and demand. Carbon black oil procurement is an important factor in achieving best in-class production costs. We purchase approximately 60% of our carbon black oil supply on the spot market and approximately 40% through contracts. Almost all of our purchases have pricing terms that fluctuate with underlying feedstock price indices.

Costs for raw materials and energy have fluctuated significantly and may continue to fluctuate in the future. For example, Brent crude oil prices continuously increased from $76 per barrel in May 2010 to a peak of $127 per barrel in April 2011, declining to $110 per barrel by the end of December 2013. We have a proactive price and contract management strategy, which supports our efforts to preserve margins through a timely pass-through of feedstock cost increases to customers. A significant portion of our sales volume is sold based on formula-driven price adjustment mechanisms for changes in costs of raw materials, that is, approximately 72% in the Rubber Carbon Black segment and approximately 42% in the Specialty Carbon Black segment, based on sales volumes in 2013. (We recently entered into an agreement with an Asia-Pacific customer that, beginning in the second half of 2014, will extend these price-adjustment mechanisms to an approximately 10 percentage points of Rubber Carbon Black segment volumes that were not previously subject to such adjustment mechanisms.) Most of our indexed contracts allow for monthly price adjustments, while a relatively small portion allows for quarterly price adjustments. The one-month oil price adjustment mechanism typically results in a two-month delay in reflecting oil price changes in our customers pricing, while the three-month price adjustment mechanism typically results in a four-month delay. We believe that these contracts enable us to maintain our Segment Adjusted EBITDA Margins since the Acquisition, despite significant fluctuations in oil and other raw material prices. However, in periods of rapid and significant oil or energy price fluctuations, these fluctuations can significantly affect our earning and results of operations, since oil price changes affect our sales prices and our cost of raw materials and energy at different times. We refer to these earnings effects as windfall gains and losses. Sales prices under our non-indexed contracts (approximately 28% in the Rubber Carbon Black segment and approximately 58% in the Specialty Carbon Black segment based on sales volume in kmt in 2013) are reviewed on a quarterly basis to reflect raw material and energy price fluctuations as well as overall market conditions. We believe that the current competitive environment generally allows us to implement price adjustments in a reasonably timely manner, although there can be no guarantee that we will be able to timely adjust prices under our non-indexed contracts in the future, see “Risk Factors—Risks Related to Our Business—We are subject to volatility in the costs and availability of raw materials and energy, which could decrease our margins and adversely affect our business, financial condition, results of operations and cash flows.”

Windfall gains and losses arise from the net impact on our income statement of changes in oil prices on our selling prices to customers and on our feedstock costs. This income statement impact arises because the rate at which we adjust our selling prices differs from the rate at which our feedstock costs change as a result of the same movement in oil price-related reference indices. In periods where oil prices generally increase, we suffer a loss since this increase is passed on to our customers after the increase has already affected our cost of sales. In periods of generally declining oil prices the reverse applies, and we tend to realize gains.

For the three years ended December 31, 2013, we are unable to quantify the size of these windfall gains and losses. However, in light of our formula-driven price adjustment mechanisms for charges in raw material and/or energy costs, the size and direction of oil price changes in the three years reported and our general estimates, we believe that the net effect of these gains and losses was unlikely to exceed 5% of our gross profit in any of the three years reported.

Foreign Currency Exchange Rate Fluctuations

Our results of operations and Net Working Capital are affected by foreign currency exchange rate fluctuations. Our exposure to foreign currencies comes from three main sources: (i) currency translation, when we translate results of our subsidiaries denominated in local functional currencies into Euros, (ii) transactions, such as when we contract purchases of our feedstock, which are mostly in U.S. Dollars, and (iii) financings, as a large portion of our financial obligations are denominated in U.S. Dollars, some of which are hedged. In 2013, 39%, 28% and 19% of our revenues were generated by our subsidiaries whose functional currency is the Euro, the U.S. Dollar and the Korean Won respectively, with the remainder in other currencies. Fluctuations in currency exchange rates could require us to reduce our prices to remain competitive in foreign regions. In each case, the relevant income or expense is reported in the respective local currency and translated into Euro at the applicable currency exchange rate for inclusion in our consolidated financial statements. Therefore, our financial results in any given period are materially affected by fluctuations in the value of the Euro relative to other currencies, in particular the U.S. Dollar and the Korean Won. Our foreign currency transaction exposure is partially offset by costs and expenses incurred by our subsidiaries in their local functional currencies.

The pricing of carbon black oil, our main raw material, is linked to the price of heavy fuel oil and is generally benchmarked against Platts indices of three regions: the U.S. Gulf Coast, Rotterdam and Singapore. Most of our carbon black oil purchase contracts are denominated in U.S. Dollars. Generally, an appreciation of the U.S. Dollar has a negative impact on our results of operations and Net Working Capital, because our raw material purchases in U.S. Dollars may not be fully offset by our ability to pass-through changes in raw material costs to customers and by the translation effect of our results of operations in the United States. In addition, approximately half of our indebtedness under our Senior Secured Notes is denominated in U.S. Dollars. Following the Refinancing, our exposure to the U.S. Dollar may significantly change, see “Summary—Refinancing.” As such, our cash borrowing costs (in the form of interest expense) and the carrying value of those borrowings may fluctuate based on changes in exchange rates.

We manage our foreign currency exchange exposure through the use of derivative instruments to hedge on balance sheet foreign currency denominated receivables and payables, as well as the U.S. Dollar-denominated portion of our indebtedness under the Senior Secured Notes. We use customary products to manage foreign exchange risk, including forward exchange contracts and currency options. We do not generally use foreign exchange hedging for expected exposure, as our expected exposure from sales is largely offset by our expected exposure from purchases.

Current and Future Environmental Regulations

Our operations are subject to extensive environmental laws and regulations, which require us to invest significant financial and technical resources to maintain compliance with applicable requirements. If environmental harm is found to have occurred as a result of our current or historical operations, we may incur significant remediation costs at current or former production facilities or third-party sites and may have to pay fines and damages. Many of our facilities have a long history of operation and have never been the subject of comprehensive environmental investigations. As a result, our environmental compliance and remediation costs could increase. Future closure and decommissioning at any one of these facilities, or of process units at these facilities, could result in significant remediation costs. For instance, many of our facilities have onsite landfills, storage tanks, wastewater treatment systems, ponds and other units that have been in use for a number of years, and we may incur significant costs when closing these units in accordance with applicable laws and regulations and when addressing related contamination of soil and groundwater. For more information about information requests made by the EPA to, and alleged violations of the U.S. Clean Air Act by, certain of our facilities located in the United State, see “Business—Environmental, Health and Safety Matters—Environmental—Environmental Proceedings.”

Changes to environmental regulations or laws that may affect previously unregulated aspects of our business may also require us to incur significant compliance costs. New regulations requiring further reductions of GHG and other emissions are being considered in Europe, the United States, China, Brazil and South Korea. Our carbon black operations may generate more CO2 than is permitted under current or future allocation schemes for GHG emissions, requiring us either to purchase emission credits or to modify our production processes to reduce emissions. Additionally, nano-scale materials, including carbon black, are under increased and ongoing scrutiny in multiple jurisdictions, including the European Union, and are likely to be subject to stricter regulation in the future, which may require us to incur significant costs in order to comply with new laws and requirements. Further, carbon black has been classified by certain national and international health organizations as a possible or suspected human carcinogen. A negative reclassification of carbon black by these organizations, or similar classifications of carbon black or other finished products, raw materials or intermediates by other organizations or governmental authorities could adversely affect our compliance costs, operations, sales and reputation.

Environmental considerations can also affect the industries in which we operate, including our position with respect to our competitors. For example, new tire labeling regulatory requirements globally (particularly in Europe) are expected to reduce the threat of low-cost tire imports significantly and to favorably affect demand in developed regions.

In connection with the Acquisition, Evonik agreed, subject to certain deductibles, caps, exclusions and procedural requirements, to indemnify us for certain historical environmental liabilities. See “Risk Factors—Risks Related to Indebtedness, Currency Exposure and Other Financial Matters—Our Agreements with Evonik in connection with the Acquisition require us to indemnify Evonik with respect to certain aspects of our business and require Evonik to indemnify us for certain retained liabilities. We cannot offer assurance that we will be able to enforce claims under these indemnities as we expect.”

Reconciliation of Non-IFRS Financial Measures

We focus on Contribution Margin, Contribution Margin per Metric Ton and Adjusted EBITDA as measures of our operating performance. Contribution Margin, Contribution Margin per Metric Ton and Adjusted EBITDA contained in this prospectus (except for Adjusted EBITDA) are unaudited and have not been prepared in accordance with IFRS or the accounting standards of any other jurisdiction. Other companies may use similar non-IFRS financial measures that are calculated differently from the way we calculate these measures. Accordingly, our Contribution Margin, Contribution Margin per Metric Ton and Adjusted EBITDA may not be comparable to similar measures used by other companies and should not be considered in isolation, or construed as substitutes for, revenue, consolidated profit or loss for the period, operating result (EBIT), gross profit and other IFRS measures as indicators of our results of operations in accordance with IFRS.

Contribution Margin and Contribution Margin per Metric Ton (Non-IFRS Financial Measures)

We calculate Contribution Margin by subtracting variable costs (raw materials, packaging, utilities and distribution costs) from our revenue. We calculate Contribution Margin per Metric Ton by dividing Contribution Margin by sales volume measured in metric tons. We believe that Contribution Margin and Contribution Margin per Metric Ton are useful since we see these measures as indicating the portion of revenue that is not consumed by variable costs (raw materials, packaging, utilities and distribution costs) and therefore contributes to the coverage of all other costs and profits. The following tables reconcile Contribution Margin and Contribution Margin per Metric Ton to revenue:

	Three months ended March 31,
	2014	2014	2013
		(unaudited)
	(in US$ million, unless indicated otherwise)	(in € million, unless indicated otherwise)
Revenue	455.3	330.5	341.1
Variable costs(1)	(316.0)	(229.4)	(242.6)
Contribution Margin	139.3	101.1	98.5
Sales volume (in kmt)	249.3	249.3	242.3
Contribution Margin per Metric Ton (in €/US$)	558.8	405.6	406.3

(1)	Includes costs such as raw materials, packaging, utilities and distribution.

	Successor				Predecessor
	Year Ended December 31,			Period Ended December 31,	Period Ended July 29,
	2013	2013	2012	2011	2011
	(unaudited)				(unaudited)
	(in US$ million, unless otherwise indicated)	(in € million, unless otherwise indicated)			(in € million, unless indicated otherwise)
Revenue(1)	1,845.9	1,339.6	1,397.5	545.1	780.6
Variable costs(2)	(1,299.6)	(943.2)	(994.8)	(398.1)	(538.4)
Contribution Margin	546.2	396.4	402.7	147.0	242.2
Sales volume (in kmt)	968.3	968.3	949.6	417.9	635.5
Contribution Margin per Metric Ton (in €/US$)	564.1	409.4	424.1	351.7	381.0

(1)	Audited

(2)	Includes costs such as raw materials, packaging, utilities and distribution.

Adjusted EBITDA (Non-IFRS Financial Measure)

We define Adjusted EBITDA as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of associates and certain other items. Adjusted EBITDA is defined similarly in the indenture governing our Senior Secured Notes. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on our underlying business performance.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, you should consider Adjusted EBITDA alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period and our other IFRS financial results. The following tables present a reconciliation of Adjusted EBITDA to consolidated profit or loss for each of the periods indicated:

	Three months ended March 31,
	2014	2014	2013
	(in US$ million)	(in € million)
Profit or loss for the period	(0.6)	(0.4)	(6.5)
Income taxes	7.1	5.1	(2.4)
Profit or loss before income taxes	6.6	4.7	(8.9)
Share of profit or loss of associates	(0.1)	(0.1)	(0.1)
Finance costs, net(1)	32.8	23.8	34.0
Operating result (EBIT)	39.2	28.5	25.0
Depreciation and amortization	26.1	18.9	15.0
EBITDA	65.3	47.4	40.0

Restructuring expenses(2)	0.8	0.6	1.1
Consulting fees related to Group strategy(3)	2.7	1.9	2.3
Share of profit or loss of associates	0.1	0.1	0.1
Expenses related to capitalized emission rights(4)	–	–	1.7
Other non-operating	–	–	0.2
Adjusted EBITDA	68.9	50.0	45.3
Thereof Adjusted EBITDA Specialty Carbon Black	35.4	25.7	23.7
Thereof Adjusted EBITDA Rubber Carbon Black	33.5	24.3	21.6

(1)	Finance costs, net consists of Finance income and Finance costs.

(2)	Restructuring expenses primarily include personnel-related costs and IT-related costs as a result of the Sines (Portugal) plant closure.

(3)	Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.

(4)	Expenses related to capitalized emission rights are a non-cash amortization and result from the consumption and revaluation of emission rights that were capitalized as part of the Acquisition.

	Successor				Predecessor
	Year Ended December 31,			Period Ended December 31,	Period Ended July 29,
	2013	2013	2012	2011	2011
	(in US$ million)	(in € million)			(in € million)
Profit or loss for the period	(26.1)	(19.0)	(18.7)	(74.4)	122.7
Income taxes	10.4	7.5	8.9	(9.8)	62.1
Profit or loss before income taxes	(15.7)	(11.4)	(9.8)	(84.2)	184.7
Share of profit or loss of associates	(0.5)	(0.4)	(0.4)	(0.2)	(0.5)
Finance costs, net(1)	131.7	95.6	97.9	68.4	11.8
Operating result (EBIT)	115.5	83.8	87.7	(16.0)	196.0
Depreciation and amortization	104.8	76.1	59.3	23.4	22.4
EBITDA	220.2	159.9	146.9	7.4	218.4
Acquisition related expenses(2)	0.0	0.0	1.6	40.5	0.0
Restructuring expenses(3)	20.9	15.1	20.4	1.0	0.0
Consulting fees related to Group strategy(4)	17.2	12.5	12.6	5.1	0.0
Share of profit or loss of associates	0.5	0.4	0.4	0.2	0.5
Expenses related to capitalized emission rights(5)	3.7	2.7	4.3	9.1	1.0
Other non-operating(6)	0.7	0.5	1.8	(5.4)	(108.2)
Adjusted EBITDA	263.3	191.1	188.0	57.9	111.7

Thereof Adjusted EBITDA Specialty Carbon Black	135.0	98.0	89.4	26.2	69.0
Thereof Adjusted EBITDA Rubber Carbon Black	128.3	93.2	98.6	31.7	42.7

(1)	Finance costs, net consists of Finance income and Finance costs.

(2)	Acquisition related expenses primarily include direct costs from the Acquisition of Evonik Carbon Black and the formation of Orion.

(3)	Restructuring expenses primarily include personnel-related costs and IT-related costs as a result of the separation from Evonik systems and Sines (Portugal) plant closure costs.

(4)	Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies. For the Period ended July 29, 2011, the amount reflects the corporate center charges by Evonik.

(5)	Expenses related to capitalized emission rights are a non-cash amortization and result from the consumption and revaluation of emission rights that were capitalized as part of the Acquisition.

(6)	Other non-operating expenses include a reversal of write-offs of inventory in Period ended December 31, 2011 and a debt waiver of Evonik Carbon Black’s debt under an intercompany loan by other Evonik entities in connection with the Acquisition of the Predecessor from Evonik in the Period ended July 29, 2011.

Results of Operations

First Quarter of 2014 Compared to First Quarter of 2013

The table below presents our historical results derived from our unaudited interim condensed consolidated financial statements for the periods indicated.

Income Statement Data	Three months ended March 31,
	2014	2014	2013
	(in US$ million)	(in € million)
Revenue	455.3	330.5	341.1
Cost of sales	(357.6)	(259.6)	(271.5)
Gross profit	97.7	70.9	69.6
Selling expenses	(33.6)	(24.4)	(23.7)
Research and development costs	(3.9)	(2.8)	(3.4)
General and administrative expenses	(17.0)	(12.3)	(13.5)
Other operating income	1.0	0.7	5.1
Other operating expenses	(5.0)	(3.6)	(9.1)
Operating result (EBIT)	39.2	28.5	25.0
Finance costs, net(1)	(32.8)	(23.8)	(34.0)
Share of profit or loss of associates	0.1	0.1	0.1
Financial result	(32.7)	(23.7)	(33.9)
Consolidated profit or loss before income taxes	6.6	4.8	(8.9)
Income taxes	(7.1)	(5.2)	2.4
Consolidated profit or loss for the period	(0.6)	(0.4)	(6.5)

(1)	Finance costs, net consists of Finance income and Finance costs.

Revenue

Revenue decreased by €10.6 million, or 3.1%, from €341.1 million (€97.9 million in our Specialty Carbon Black segment and €243.2 million in our Rubber Carbon Black segment) in the first quarter of 2013 to €330.5 million (€102.0 million in our Specialty Carbon Black segment and €228.4 million in our Rubber Carbon Black segment) in the first quarter of 2014. Sales volume increased by 2.9% in the first quarter of 2014 compared to the first quarter of 2013. This increase in sales volume contributed an increase of revenue of 4.1%, or €14.0 million, in the first quarter of 2014 compared to the first quarter of 2013. The volume related increase of revenue was offset by negative impacts to revenue resulting from changes in foreign currency rates of 4.3%, changes in product mix of 1.0% and price changes of 1.9%, or €6.6 million.

Sales volume increased by 7.0 kmt, or 2.9%, from 242.3 kmt (45.2 kmt in our Specialty Carbon Black Segment and 197.1 kmt in our Rubber Carbon Black segment) in the first quarter of 2013 to 249.3 kmt (50.9 kmt in our Specialty Carbon Black segment and 198.4 kmt in our Rubber Carbon Black segment) in the first quarter of 2014, reflecting increased sales volumes in the Specialty Carbon Black segment in the Americas and South Korea due to increased demand in those regions. Sales volumes in our Rubber Carbon Black segment remained flat in these regions.

Cost of Sales and Gross Profit

Cost of sales decreased by €11.9 million, or 4.4%, from €271.5 million (€66.0 million in our Specialty Carbon Black segment and €205.5 million in our Rubber Carbon Black segment) in the first quarter of 2013 to €259.6 million (€69.7 million in our Specialty Carbon Black segment and €189.8 million in our Rubber Carbon Black segment) in the first quarter of 2014. This decrease is in line with lower revenue in the first quarter of 2014 compared to the prior year’s first quarter due to decreased carbon black oil prices. Additionally, fixed costs of sales in our Rubber Carbon Black segment were reduced following the closure of our Sines (Portugal) plant and efficiency improvements associated with our capital investment program. In the first quarter of 2013, we expensed €1.7 million of emission rights that were part of the business combination. In 2013, all emission rights acquired on the Acquisition date (July 29, 2011) were used. As no new emission rights are going to be capitalized, no costs have to be incurred as long as the usage does not exceed the emission rights granted to the Company.

Gross profit increased by €1.3 million, or 1.9%, from €69.6 million (€31.9 million in our Specialty Carbon Black segment and €37.7 million in our Rubber Carbon Black segment) in the first quarter of 2013 to €70.9 million (€32.3 million in our Specialty Carbon Black segment and €38.6 million in our Rubber Carbon Black segment) in the first of quarter 2014 despite an increase in depreciation and amortization of €4.0 million resulting from increased capital investments late in 2013. This increase in gross profit was mainly driven by higher sales volume, which contributed an increase of 6.2%, or €4.3 million, in gross profit, in our Specialty Carbon Black segment as well as improvement in efficiency as a result of investments in production facilities and cost savings associated with carbon black oil yield, which primarily affected the performance of our Rubber Carbon Black segment.

Selling Expenses

Sales and marketing expenses increased by €0.7 million or 3.0%, from €23.7 million in the first quarter of 2013 to €24.4 million in the first quarter of 2014. This increase was primarily due to higher sales volume and investments in additional sales personnel to increase market penetration in our Specialty Carbon Black segment in the first quarter of 2014 compared to the first quarter of 2013.

Research and Development Costs

Research and applied technology expenses decreased by €0.6 million or 17.6%, from €3.4 million in the first quarter of 2013 to €2.8 million in the first quarter of 2014. This change does not represent a substantive change in our research and applied technology efforts, but rather the timing of expenditures for individual development programs.

General Administrative Expenses

General administrative expenses decreased by €1.2 million, or 8.9%, from €13.5 million in the first quarter of 2013 to €12.3 million in the first quarter of 2014, reflecting our continued focus on cost saving initiatives, in particular with respect to headcount reduction.

Other Operating Income and Expenses

Other operating income and expenses, net decreased by €1.1 million from €(4.0) million in the first quarter of 2013 to €(2.9) million in the first quarter of 2014, mainly as a result of lower restructuring expenses and consulting fees relating to Group strategy in the first quarter of 2014 compared to the first quarter of 2013.

Operating Result (EBIT)

Operating result increased by €3.5 million, or 14.0%, from €25.0 million in first quarter of 2013 to €28.5 million in first quarter of 2014, reflecting all the factors described above.

Finance Costs, Net

Finance costs, net decreased by €11.2 million, or 32.9%, from €34.0 million in the first quarter of 2013 to €23.8 million in the first quarter of 2014.

Finance costs, net included interest expense on our Senior Secured Notes financing of €13.7 million in the first quarter of 2013 and €13.5 million in the first quarter of 2014, interest expense on the PECs of €8.4 million in the first quarter of 2013 and €7.8 million in the first quarter of 2014, arrangement fees for the Revolving Credit Facility in an amount of €0.5 million in the first quarter of 2013 and €0.4 million in the first quarter of 2014 and the amortization of capitalized transaction costs in an amount of €0.9 million in the first quarter of 2013 and €1.0 million in the first quarter of 2014. Exchange rate losses, net on our long term financial liabilities amounted to €9.3 million in the first quarter of 2013 and €0.1 million in the first quarter of 2014. The decrease in exchange rate losses was due to relatively stable foreign currency exchange rates in the first quarter of 2014 (in particular with respect to the U.S. Dollar), whereas in the first quarter of 2013 the Euro weakened as compared to the U.S. Dollar, affecting our $315 million Senior Secured Notes and our $376.7 million principal amount of PECs, which on February 1, 2013 was converted from Euro to U.S. Dollars.

Share of Profit or Loss of Associates

Share of profit or loss of associates represents the dividend received from our German JV and amounted to €0.1 million in the first quarter of 2013 as well as in the first quarter of 2014.

Financial Result

Financial result is comprised of finance income, finance expenses and share of profit or loss of associates and decreased by €10.2 million, or 30.1%, from €33.9 million in the first quarter of 2013 to €23.7 million in the first quarter of 2014 reflecting the factors discussed above.

Profit or Loss for the Period Before Income Taxes

Profit before income taxes for the first quarter of 2014 amounted to €4.8 million after a loss in first quarter of 2013 of €8.9 million, reflecting all the factors described above.

Income Taxes

Income taxes amounted to €(2.4) million in the first quarter of 2013 and were €5.2 million in first quarter of 2014, reflecting the loss and profit in these periods, respectively.

The effective tax rate for the first quarter of 2014 was primarily due to the tax effect of losses and deductible temporary differences incurred in Portugal, Sweden, Germany, South Africa, and Brazil, as well as an interest carryforward in Italy that expires in the current year. These factors, which reduce the measurement amount of the deferred tax assets, accounted for 32.8% of the rate. Non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities further affected the rate by 22.9%. The remaining differences related to foreign tax rate differentials, non-deductible business expenses, and adjustments to prior year taxes.

The effective tax rate for the first quarter of 2013 was primarily due to the change in measurement amount of deferred tax assets in Germany due to losses recognized, accounting for (11%) of the rate. A benefit from tax exempt income due to domestic production activities in the U.S. further affected the rate by (5%). Offsetting these favorable effects by 8.6% and 6.5% were local trade tax adjustments for the Group’s German entities and foreign tax rate differentials. The remaining differences relate to non-deductible business expenses and adjustments to prior year taxes.

Profit or Loss for the Period

Loss decreased by €6.1 million from €6.5 million in first quarter of 2013 to €0.4 million in first quarter of 2014, reflecting the effects of the items discussed above.

Contribution Margin and Contribution Margin per Metric Ton (Non-IFRS Financial Measures)

Contribution margin increased by €2.7 million, or 2.7%, from €98.5 million in the first quarter of 2013 to €101.1 million in the first quarter of 2014, mainly due to relatively higher sales volume in the Specialty Carbon Black segment in the first quarter of 2014 compared to the first quarter of 2013.

Adjusted EBITDA (Non-IFRS Financial Measure)

Adjusted EBITDA amounted to €45.3 million in the first quarter of 2013 and increased 10.4% to €50.0 million in the first quarter of 2014, reflecting the higher sales volume and related increase of contribution margin and gross profit, as well as our focus on cost saving initiatives, in particular with respect to headcount reduction.

2013 Compared to 2012

The table below presents our historical results derived from our audited consolidated financial statements for the periods indicated.

Income Statement Data	Year ended December 31,
	2013	2013	2012
	(in US$ million)	(in € million)
Revenue	1,845.9	1,339.6	1,397.5
Cost of sales	(1,475.5)	(1,070.8)	(1,116.0)
Gross profit	370.4	268.8	281.6
Selling expenses	(126.9)	(92.1)	(96.2)
Research and development costs	(13.9)	(10.1)	(9.5)
General and administrative expenses	(72.4)	(52.5)	(54.3)
Other operating income	11.5	8.3	18.5
Other operating expenses	(53.3)	(38.7)	(52.5)
Operating result (EBIT)	115.4	83.7	87.6
Finance costs, net(1)	(131.7)	(95.6)	(97.9)
Share of profit or loss of associates	0.5	0.4	0.4
Financial result	(131.2)	(95.2)	(97.5)
Profit or loss before income taxes	(15.7)	(11.4)	(9.8)
Income taxes	(10.4)	(7.5)	(8.9)
Profit or loss for the period	(26.1)	(19.0)	(18.7)

(1)	Finance costs, net consists of Finance income and Finance costs.

Revenue

Revenue decreased by €57.9 million, or 4.1%, from €1,397.5 million (€400.1 million in our Specialty Carbon Black segment and €997.5 million in our Rubber Carbon Black segment) in 2012 to €1,339.6 million (€390.3 million in our Specialty Carbon Black segment and €949.4 million in our Rubber Carbon Black segment) in 2013.

Revenue in our Specialty Carbon Black segment increased as a result of oil price changes passed through to our customers by 2.5%, or €2.3 million, as a result of both monthly and quarterly price adjustments. Revenue in our Rubber Carbon Black segment decreased by 1.0%, or €10.1 million, related to oil price changes passed through to our customers, predominately through monthly price adjustments. For additional information about our price and contract management strategy, see “Business—Marketing, Sales and Customer Contracts—Flexible Contracts” and “—Key Factors Affecting our Results of Operations—Raw Material and Energy Costs.”

The percentage decrease in revenue of our Specialty Carbon Black Segment (2.4%) is lower than the percentage decrease in revenue of our Rubber Carbon Black segment (4.8%), reflecting the lower impact of the decrease in carbon black oil prices on the Specialty Carbon Black segment due to the higher margins of specialty carbon black products, lower impacts from foreign currency and base price changes as well as a higher share of volume-related revenue increase compared to the Rubber Carbon Black segment.

Sales volume increased by 18.7 kmt, or 2.0%, from 949.6 kmt (185.2 kmt in our Specialty Carbon Black segment and 764 kmt in our Rubber Carbon Black segment) in 2012 to 968.3 kmt (190.6 kmt in our Specialty Carbon Black segment and 777.7 kmt in our Rubber Carbon Black segment) in 2013, mainly as a result of a larger percentage increase in demand for specialty carbon black products in emerging markets in Asia and the Americas, as well as a smaller percentage increase in demand for rubber carbon black products. The increase in sales volume contributed an increase of revenue of 2.1%, or €29.0 million (2.9%, or €11.5 million, in our Specialty Carbon Black segment and 1.7%, or €17.5 million, in our Rubber Carbon Black segment) in 2013 compared to 2012. The volume related increase of revenue was offset by negative impacts to revenue in 2013 compared to 2012 resulting from changes in foreign currency rates of 3.0%, changes in product mix of 1.3%, and price changes of 1.9%, or €25.8 million.

Cost of Sales and Gross Profit

Cost of sales decreased by €45.2 million, or 4.1%, from €1,116.0 million (€274.5 million in our Specialty Carbon Black segment and €841.5 million in our Rubber Carbon Black segment) in 2012 to €1,070.8 million (€267.5 million in our Specialty Carbon Black segment and €803.3 million in our Rubber Carbon Black segment) in 2013. The 2.0% increase in sales volume in 2013 compared to 2012 resulted in an increase of cost of sales of 1.8%, or €20.1 million (2.0%, or €5.4 million, in our Specialty Carbon Black segment and 1.7%, or €14.7 million, in our Rubber Carbon Black segment) in 2013 compared to 2012. The volume related increase of cost of sales was offset by changes in foreign currency rates of 3.4%, changes in product mix of 1.4%, reduced oil prices of 0.4% and other factors resulting in a decrease of 0.7%. These other factors were offset by a €13.1 million increase in depreciation and amortization, mainly attributable to the installation of our new production line in South Korea in 2013 and our overall increased capital investments, and €5.5 million in write-offs of fixed assets related to the closure of our Sines (Portugal) plant, which ceased operations in December 2013.

Lower revenue as a result of the above mentioned impacts was offset by reduced cost of sales. The percentage decrease in cost of sales of our Specialty Carbon Black segment (2.6%) was slightly higher than the percentage decrease in revenue of that segment, reflecting the decline in carbon black oil price and foreign currency related decreases. The percentage decrease in cost of sales of our Rubber Carbon Black segment (4.5%) was slightly lower than the percentage decrease in revenue of that segment, reflecting the write-offs of fixed assets discussed above, which were attributable to the Rubber Carbon Black segment and partially offset the effects of the decrease in carbon black oil prices and foreign currency related decreases on the cost of sales of that segment.

Gross profit decreased by €12.8 million, or 4.5%, from €281.6 million (€125.6 million in our Specialty Carbon Black segment and €155.9 million in our Rubber Carbon Black segment) in 2012 to €268.8 million (€122.8 million in our Specialty Carbon Black segment and €146.1 million in our Rubber Carbon Black segment) in 2013. The 2.0% increase in sales volume in 2013 compared to 2012 contributed an increase of gross profit of 3.1%, or €8.8 million (4.9%, or €6.1 million, in our Specialty Carbon Black segment and 1.7%, or €2.7 million, in our Rubber Carbon Black segment) in 2013 compared to 2012. The volume related increase of gross profit was offset by negative impacts to gross profit in 2013 compared to 2012 resulting from changes in foreign currency rates of 1.7%, changes in product mix of 1.1% and price changes of 7.6%, or €21.4 million (most of which were base price reductions). Our gross profit increased by 3.0% due to feedstock initiatives and 2.1% due to further efficiency gains offset by a negative impact related to increased fixed cost of sales due to write-offs of fixed assets.

Selling Expenses

Selling expenses decreased by €4.1 million, of 4.3%, from €96.2 million in 2012 to €92.1 million in 2013, despite the increase in sales volume from 949.6 kmt in 2012 to 968.3 kmt in 2013, due to our ability to implement more efficient distribution and sales processes through headcount reduction and sourcing of alternative external logistic partners.

Research and Development Costs

R&D expenses rose by €0.6 million, or 6.3%, from €9.5 million in 2012 to €10.1 million in 2013, due to the relocation and combination of all our German innovation activities at our Cologne (formerly referred to as “Kalscheuren”) production site in 2013, as well as due to our increased spending on innovation projects and the hiring of new higher-skilled personnel to expand our R&D portfolio scope to include projects focused on process and quality improvements.

General Administrative Expenses

General administrative expenses decreased by €1.8 million, or 3.3%, from €54.3 million in 2012 to €52.5 million in 2013, due in part to our strong focus on cost efficiency initiatives, such as headcount reduction.

Other Operating Income and Expenses

In 2013, other operating income amounted to €8.3 million and included, among other things, €3.3 million of income from valuation of derivatives and currency translation effects of €1.2 million. Other operating expenses in 2013 amounted to €38.7 million and primarily comprised of restructuring expenses of €15.1 million (such amount reflecting an offset by the one-time effect of past service cost of €3.9 million associated with the rearrangement of our existing defined benefit plans), consulting fees related to group strategy of €12.5 million and currency translation and valuation of derivatives effects of €5.3 million.

In 2012, other operating income amounted to €18.5 million and included, among other things, currency translation effects of €6.0 million, income from valuation of derivatives of €4.8 million and cost allocations to Evonik in connection with the Acquisition of €2.6 million. Other operating expenses in 2012 amounted to €52.5 million and primarily comprised of restructuring expenses of €20.4 million, consulting fees related to Group strategy of €12.6 million and currency translation and valuation of derivatives effects of €10.8 million.

For additional details on other operating income and expenses see notes 7.2 and 7.3 to the audited consolidated financial statements.

Operating Result (EBIT)

Operating result decreased by €3.9 million, or 4.4%, from €87.7 million in 2012 to €83.8 million in 2013, mainly driven by increased depreciation of €13.1 million related to cost of sales, which was offset by decreased selling expenses of €4.1 million and a net improvement of other operating income and expenses of €3.5 million discussed above.

Finance Costs, Net

Finance costs, net are comprised of interest expense on borrowings as well as income and expenses from exchange rate differences. Finance costs, net declined by €2.3 million, or 2.3%, from €97.9 million in 2012 to €95.6 million in 2013.

Finance costs, net included interest expense on our Senior Secured Notes financing of €58.9 million in 2012 and €54.4 million in 2013, interest expense on the PECs of €29.2 million in 2012 and €32.3 million in

2013, arrangement fees for the Revolving Credit Facility in an amount of €2.8 million in 2012 and €2.3 million in 2013 and the amortization of capitalized transaction costs in an amount of €3.6 million in 2012 and €5.2 million in 2013. Exchange rate losses amounted to €3.9 million in 2012 and €13.6 million in 2013 and other finance expenses were €4.9 million in both 2012 and 2013.

The decrease in interest expenses on our Senior Secured Notes financing from €58.9 million in 2012 to €54.4 million in 2013 was primarily due to a voluntary redemption on June 15, 2012 of 10% of the original aggregate principal amount of Senior Secured Notes, which reduced the interest base rate following the redemption. The increase in our interest expenses on the PECs from €29.2 million in 2012 to €32.3 million in 2013 was due to the change in the terms and conditions to the loan on February 1, 2013, which increased the interest rate from 10.0% to 10.74% and also provided the Company with the advantage of providing for interest to become due and payable on a semi-annual basis rather than at maturity on July 27, 2021.

Finance costs, net in 2012 included finance income of €5.2 million associated with exchange rate gains of €3.7 million and interest income of €1.5 million. In 2013, finance costs, net included finance income of €17.1 million primarily associated with exchange rate gains of €12.7 million related to revaluation impacts on our U.S. Dollar-denominated financing.

Share of Profit or Loss of Associates

Share of profit or loss of associates represents the dividend received from our German JV, which was the same in 2013 as in 2012.

Financial Result

Financial result is comprised of finance income, finance expenses and share of profit or loss of associates and decreased by €2.3 million, or 2.3%, from €97.5 million in 2012 to €95.2 million in 2013 reflecting the factors discussed above.

Profit or Loss for the Period before Income Taxes

Loss for the period increased by €1.6 million from €9.8 million in 2012 to €11.4 million in 2013, reflecting all the factors described above.

Income Taxes

Income taxes decreased by €1.4 million, or 15.7%, from €8.9 million in 2012 to €7.5 million in 2013. The decrease was mainly driven by the change in the mix of profit or loss of our subsidiaries across multiple jurisdictions resulting in a lower tax rate.

The negative effective tax rate of (65.9%) in 2013 was primarily affected by the tax effect of losses and deductible temporary differences of €26.1 million incurred in Germany, South Africa, Brazil, Portugal and Sweden. Non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities further affected the rate by (38.3%). Partially offsetting these unfavorable impacts by 21.7% were benefits from tax exempt income due to domestic production activities in the United States, as well as financing activities in Germany. The remaining differences related to other non-deductible business expenses, foreign tax rate differentials and changes in tax rates.

The negative effective tax rate of (91.0%) in 2012 was primarily due to non-deductible interest expenses resulting from local trade tax adjustments for the Group’s German entities. Non-deductible business expenses related to dividend payments in South Korea and non-creditable foreign income taxes in Germany further affected the rate by (50.6%). The effective tax rate was further affected by the tax effect of losses and deductible temporary differences of €11.7 million incurred in Portugal, Sweden and Germany. Partially offsetting these unfavorable impacts by 13.7% were benefits from tax exempt income due to domestic production activities in the United States. The remaining differences related to foreign tax rate differentials and changes in tax rates.

Profit or Loss for the Period

Our loss for the period increased by €0.3 million, or 1.6%, from €18.7 million in 2012 to €19.0 million in 2013, reflecting all the factors described above.

Contribution Margin and Contribution Margin per Metric Ton (Non-IFRS Financial Measures)

Contribution Margin declined by €6.3 million, or 1.6%, from €402.7 million in 2012 to €396.4 million in 2013, primarily due to a decrease in base prices of certain rubber carbon black products that were not fully offset by manufacturing efficiencies and the increased sales volume in 2013.

Contribution Margin per Metric Ton declined by €14.7, or 3.5%, from €424.1 in 2012 to 409.4 in 2013 due to the decrease in Contribution Margin described above.

Adjusted EBITDA (Non-IFRS Financial Measure)

Adjusted EBITDA increased by €3.1 million, or 1.6%, from €188.0 million in 2012 to €191.1 million in 2013. This increase was primarily due to cost saving efforts and initiatives.

2012 Compared to 2011

The table below presents our historical results derived from our Successor audited consolidated financial statements for 2012, our Successor audited consolidated financial statements for the period from April 13 through December 31, 2011, and the Predecessor audited combined financial statements for the period from January 1 through July 29, 2011.

Income Statement Data	Successor		Predecessor
	Year ended December 31,	Period Ended December 31,	Period Ended July 29,
	2012	2011	2011
	(in € million)		(in € million)
Revenue	1,397.5	545.1	780.6
Cost of sales	(1,116.0)	(455.1)	(611.5)
Gross profit	281.6	89.9	169.1
Selling expenses	(96.2)	(42.1)	(61.2)
Research and development costs	(9.5)	(4.8)	(5.8)
General and administrative expenses	(54.3)	(14.1)	(19.3)
Other operating income	18.5	12.1	145.0
Other operating expenses	(52.5)	(57.0)	(31.7)
Operating result (EBIT)	87.7	(16.0)	196.0
Finance costs, net(1)	(97.9)	(68.4)	(11.8)
Share of profit or loss of associates	0.4	0.2	0.5
Financial result	(97.5)	(68.3)	(11.3)
Profit or loss before income taxes	(9.8)	(84.3)	184.7
Income taxes	(8.9)	9.8	(62.1)
Profit or loss for the period	(18.7)	(74.5)	122.6
Thereof attributable to Orion	(18.7)	(74.5)	122.2
Thereof non-controlling interests	–	–	0.4

(1)	Finance costs, net consists of Finance income and Finance costs.

Revenue

Revenue amounted to €780.6 million (€236.9 million in the Specialty Carbon Black segment and €543.7 million in the Rubber Carbon Black segment) in the Period ended July 29, 2011, €545.1 million (€138.0 million in the Specialty Carbon Black segment and €407.0 million in the Rubber Carbon Black segment) in the Period ended December 31, 2011 and €1,397.5 million (€400.1 million in the Specialty Carbon black segment and €997.5 million in the Rubber Carbon Black segment) in 2012, reflecting an increase in base prices and in oil prices passed through to customers in 2012.

Sales volume amounted to 635.5 kmt (114.8 kmt in the Specialty Carbon Black segment and 520.7 kmt in the Rubber Carbon Black segment) in the Period ended July 29, 2011, 417.9 kmt (69.0 kmt in the Specialty Carbon Black segment and 348.9 kmt in the Rubber Carbon Black segment) in the Period ended December 31, 2011 and 949.6 kmt (185.2 kmt in the Specialty Carbon Black segment and 764.4 kmt in the Rubber Carbon Black segment) in 2012, reflecting weakening demand, in particular in Europe, for our rubber carbon black products.

Cost of Sales and Gross Profit

Cost of sales amounted to €611.5 million (€142.0 million in the Specialty Carbon Black segment and €469.5 million in the Rubber Carbon Black segment) in the Period ended July 29, 2011, €455.1 million (€98.4 million in the Specialty Carbon Black segment and €356.7 million the Rubber Carbon Black segment) in the Period ended December 31, 2011 and €1,116.0 million (€274.5 million in the Specialty Carbon Black segment and €841.5 million in the Rubber Carbon Black segment) in 2012, and mainly reflected an increase in carbon black oil prices over the periods under discussion.

Gross profit amounted to €169.1 million (€94.9 million in the Specialty Carbon Black segment and €74.1 million in the Rubber Carbon Black segment) in the Period ended July 29, 2011, €89.9 million (€39.6 million in the Specialty Carbon Black segment and €50.3 million in the Rubber Carbon Black segment) in the Period ended December 31, 2011 and €281.6 million (€125.6 million in the Specialty Carbon Black segment and €155.9 million in the Rubber Carbon Black segment) in 2012.

Selling Expenses

Selling expenses amounted to €61.2 million in the Period ended July 29, 2011, €42.1 million in the Period ended December 31, 2011 and €96.2 million in 2012. Selling expenses included, among other things, amortization of acquired intangibles in the Successor periods and changes in our shipping and transportation costs in each of the periods under discussion.

Research and Development Costs

R&D expenses amounted to €5.8 million in the Period ended July 29, 2011, €4.8 million in the Period ended December 31, 2011 and €9.5 million in 2012. In the time period between the Acquisition and the arrival of our new Senior Vice President–Innovation in the fourth quarter of 2012, we focused only on a limited number of critical R&D projects.

General Administrative Expenses

General administrative expenses amounted to €19.3 million in the Period ended July 29, 2011, €14.1 million in the Period ended December 31, 2011 and €54.3 million in 2012, and reflected reallocations of expenses, mainly between selling expenses and general administrative expenses.

Other Operating Income and Expenses

In 2012, other operating income amounted to €18.5 million and included, among other things, currency translation effects of €6.0 million, income from valuation of derivatives of €4.8 million and cost allocations to

Evonik in connection with the Acquisition of €2.6 million. Other operating expenses in 2012 amounted to €52.5 million and primarily comprised of restructuring expenses of €20.4 million, consulting fees related to Group strategy of €12.6 million and currency translation and valuation of derivatives effects of €10.8 million.

In the Period ended December 31, 2011, other operating income amounted to €12.1 million and primarily comprised of €6.5 million of currency translation effects, €1.4 million of cost allocations to Evonik in connection with the Acquisition and €1.0 million of valuation of derivatives. Other operating expenses in the Period ended December 31, 2011 amounted to €57.0 million and primarily comprised of Acquisition-related expenses of €40.5 million and consumption and revaluation of emission rights of €9.1 million.

In the Period ended July 29, 2011, other operating income amounted to €145.0 million, of which €128.0 million related to the waiver of Evonik Carbon Black’s debt under an intercompany loan by other Evonik entities in preparation for the Acquisition, €6.3 million related to valuation of derivatives and €4.6 million was attributable to currency translation effects. Other operating expenses in the Period ended July 29, 2011 amounted to €31.7 million and primarily comprised of shared service center cost of €21.1 million.

For additional details on other operating income and expenses in 2012 see notes 7.2 and 7.3 to the audited consolidated financial statements.

Operating Result (EBIT)

Operating result (EBIT) amounted to €196.0 million in the Period ended July 29, 2011, €(16.0) million in the Period ended December 31, 2011 and €87.7 million in 2012, reflecting all the factors described above.

Finance Costs, Net

Finance costs, net amounted to €11.8 million in the Period ended July 29, 2011, €68.4 million in the Period ended December 31, 2011 and €97.9 million in 2012.

Finance costs, net included interest expense on loans from Evonik in an amount of €11.1 million in the Period ended July 29, 2011, interest expense on our Senior Secured Notes financing in an amount of €32.1 million in the Period ended December 31, 2011 and €58.9 million in 2012, interest expense on the PECs of €11.5 million for the Period ended December 31, 2011 and €29.2 million in 2012, arrangement fees for the Revolving Credit Facility in an amount of €1.0 million for the Period ended December 31, 2011 and €2.8 million in 2012, and the amortization of capitalized transaction costs in an amount of €1.7 million in the Period ended December 31, 2011 and €3.6 million in 2012. Exchange rate losses amounted to €28.2 million in the Period ended December 31, 2011 and €3.9 million in 2012.

The increase in interest expense on our Senior Secured Notes financing from €32.1 million in the Period ended December 31, 2011 to €58.9 million in 2012 was due to the issuance of the Senior Secured Notes in June 2011. The effect of the shorter time period was partially offset by lower interest expense in 2012 attributable to a voluntary redemption on June 15, 2012 of 10% of the original aggregate principal amount of the Senior Secured Notes. The increase of interest on the PECs from €11.5 million in the Period ended December 31, 2011 to €29.2 million in 2012 resulted from the issuance of the PECs on July 28, 2011.

Finance costs, net in the Period ended July 29, 2011 included financial income of €0.3 million primarily consisting of interest income. Finance costs, net in the Period ended December 31, 2011 included financial income of €7.6 million primarily associated with interest income and foreign exchange gains. In 2012, finance costs, net included finance income of €5.2 million associated with foreign exchange gains of €3.7 million and interest income of €1.5 million.

Share of Profit or Loss of Associates

Share of profit or loss of associates represents the dividend received from our German JV and amounted to €0.5 million in the Period ended July 29, 2011, €0.2 million in the Period ended December 31, 2011 and €0.4 million in 2012.

Financial Result

Financial result is comprised of finance income, finance expenses and share of profit or loss of associates and amounted to €11.3 million in the Period ended July 29, 2011, €68.3 million in the Period ended December 31, 2011 and €97.9 million in 2012 reflecting the factors discussed above.

Profit or Loss for the Period before Income Taxes

Profit or loss for the period before income taxes amounted to €184.7 million in the Period ended July 29, 2011, €(84.3) million in the Period ended December 31, 2011 and €(9.8) million in 2012, reflecting all the factors described above.

Income Taxes

Income taxes represented a tax payment of €62.1 million in the Period ended July 29, 2011, tax refund of €9.8 million in the Period ended December 31, 2011 and a tax payment of €8.9 million in 2012. Our income taxes in the periods under discussion reflected our profitability developments and also included significant tax effects related to the Acquisition.

Profit or Loss for the Period

We recorded consolidated profit of €122.7 million in the Period ended July 29, 2011, a consolidated loss of €74.5 million in the Period ended December 31, 2011 and consolidated loss of €18.7 million in 2012, reflecting all the factors described above. Our consolidated profit or loss in both periods of 2011 were strongly affected by the Acquisition.

Contribution Margin and Contribution Margin per Metric Ton (Non-IFRS Financial Measures)

Contribution Margin amounted to €242.2 million in the Period ended July 29, 2011, €147.0 million in the Period ended December 31, 2011 and €402.7 million in 2012, reflecting base price increases in our Rubber Carbon Black segment that became effective in early 2012.

Contribution Margin per Metric Ton amounted to €381.0 in the Period ended July 29, 2011, €351.7 in the Period ended December 31, 2011 and €424.1 in 2012, reflecting base price increases in our Rubber Carbon Black segment that became effective in early 2012.

Adjusted EBITDA (Non-IFRS Financial Measure)

Adjusted EBITDA amounted to €111.7 million in the Period ended July 29, 2011, €57.9 million in the Period ended December 31, 2011 and €188.0 million in 2012. Adjusted EBITDA in the periods after the Acquisition mainly reflected increased margins associated with base price increases for rubber carbon black products and our cost efficiency measures.

Segment Discussion

Our business operations are divided into two operating segments: the Specialty Carbon Black segment and the Rubber Carbon Black segment. We use segment revenue, segment gross profit, segment sales volume, Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin as measures of segment performance and profitability.

The table below presents our segment results derived from our unaudited interim condensed consolidated financial statement for the three months ended March 31, 2014 and 2013.

	Three months ended March 31,
	2014	2014	2013
	(in US$ million, unless otherwise indicated)
Specialty Carbon Black
Revenue	140.6	102.0	97.9
Cost of sales	96.1	69.7	66.0
Gross profit	44.5	32.3	31.9
Sales volume (kmt)(1)	50.9	50.9	45.2
Adjusted EBITDA	35.4	25.7	23.7
Adjusted EBITDA Margin (%)(2)	25.2	25.2	24.2
Rubber Carbon Black
Revenue	314.7	228.4	243.2
Cost of sales	261.6	189.9	205.5
Gross profit	53.2	38.6	37.7
Sales volume (kmt)(1)	198.4	198.4	197.1
Adjusted EBITDA	33.5	24.3	21.6
Adjusted EBITDA Margin (%)(2)	10.6	10.6	8.9

The table below presents our segment results derived from our Successor audited consolidated financial statements for 2013 and 2012, our Successor audited consolidated financial statements for the period from April 13 through December 31, 2011, and the Predecessor audited combined financial statements for the period from January 1 through July 29, 2011.

	Successor				Predecessor
	2013	Year ended December 31,		Period ended December 31,	Period ended July 29,
		2013	2012	2011	2011
	(in US$ million, unless otherwise indicated)	(in € million, unless otherwise indicated)			(in € million, unless otherwise indicated)
Specialty Carbon Black
Revenue	537.8	390.3	400.1	138.0	236.9
Cost of sales	(368.6)	(267.5)	(274.5)	(98.4)	(142.0)
Gross profit	169.2	122.8	125.6	39.6	94.9
Sales volume (kmt)(1)	190.6	190.6	185.2	69.0	114.8
Adjusted EBITDA	135.0	98.0	89.4	26.2	69.0
Adjusted EBITDA Margin (%)(2)	25.1	25.1	22.3	19.0	29.1
Rubber Carbon Black
Revenue	1,308.2	949.4	997.5	407.0	543.7
Cost of sales	(1,106.9)	(803.3)	(841.5)	(356.7)	(469.5)
Gross profit	201.3	146.1	155.9	50.3	74.1
Sales volume (kmt)(1)	777.7	777.7	764.4	348.9	520.7
Adjusted EBITDA	128.4	93.1	98.6	31.7	42.7
Adjusted EBITDA Margin (%)(2)	9.8	9.8	9.9	7.8	7.9

(1)	Unaudited.

(2)	Defined as Adjusted EBITDA divided by revenue.

Specialty Carbon Black

First Quarter of 2014 Compared to First Quarter of 2013

Revenue of the Specialty Carbon Black segment increased by €4.1 million, or 4.2%, from €97.9 million in the first quarter of 2013 to €102.0 million in the first quarter of 2014, primarily as a result of increased sales volume.

Sales volume of the Specialty Carbon Black segment increased by 5.7 kmt, or 12.6%, from 45.2 kmt in the first quarter of 2013 to 50.9 kmt in the first quarter of 2014, reflecting increased demand and sales in the Americas and South Korea.

Gross profit of the Specialty Carbon Black segment increased by €0.4 million, or 1.3%, from €31.9 million in the first quarter of 2013 to €32.3 million in the first quarter of 2014, in line with the higher sales volume despite an increase in depreciation and amortization late in 2013.

Adjusted EBITDA of the Specialty Carbon Black segment increased by €2.0 million, or 8.4%, from €23.7 million in the first quarter of 2013 to €25.7 million in the first quarter of 2014 due to stronger gross margins primarily in Europe and reduced fixed costs.

Year 2013 Compared to Year 2012

Revenue of the Specialty Carbon Black segment decreased by €9.8 million, or 2.4%, from €400.1 million in 2012 to €390.3 million in 2013, primarily due to a decrease in carbon black oil prices passed through to our customers and changes in base prices while the impact from increased volumes was offset by a change in product mix.

Sales volume of the Specialty Carbon Black segment increased by 5.4 kmt, or 2.9%, from 185.2 kmt in 2012 to 190.6 kmt in 2013, mainly as a result of an increase in demand in emerging markets in Asia and the Americas.

Gross profit of the Specialty Carbon Black segment declined by €2.8 million, or 2.2%, from €125.6 million in 2012 to €122.8 million in 2013, mainly due to higher depreciation and amortization expenses in 2013 compared to 2012.

Adjusted EBITDA of the Specialty Carbon Black segment increased by €8.6 million, or 9.6%, from €89.4 million in 2012 to €98.0 million in 2013, mainly as a result of the increased sales volume and associated cost efficiency measures.

Year 2012 Compared to Year 2011

Revenue of the Specialty Carbon Black segment amounted to €236.9 million in the Period ended July 29, 2011, €138.0 million in the Period ended December 31, 2011 and €400.1 million in 2012, and primarily reflected an increase in oil prices passed through to our customers, offsetting some erosion of base price.

Sales volume in the Specialty Carbon Black segment amounted to 114.8 kmt in the Period ended July 29, 2011, 69.0 kmt in the Period ended December 31, 2011 and 185 kmt in 2012.

Gross profit of the Specialty Carbon Black segment amounted to €94.9 million in the Period ended July 29, 2011, €39.6 million in the Period ended December 31, 2011 and €125.6 million in 2012, reflecting in part the impact of increased depreciation and amortization, as well as some erosion of base prices.

Adjusted EBITDA of the Specialty Carbon Black segment amounted to €69.0 million in the Period ended July 29, 2011, €26.2 million in the Period ended December 31, 2011 and €89.4 million in 2012, reflecting the erosion of base prices offset by our cost containment efforts.

Rubber Carbon Black

First Quarter of 2014 Compared to First Quarter of 2013

Revenue of the Rubber Carbon Black segment decreased by €14.7 million, or 6.0%, from €243.2 million in the first quarter of 2013 to €228.5 million in the first quarter of 2014 due to decreased carbon black oil prices.

Sales volume of the Rubber Carbon Block segment remained relatively stable, increasing by 1.3 kmt, or 0.6%, from 197.1 kmt in the first quarter of 2013 to 198.4 kmt in the first quarter of 2014.

Gross profit of the Rubber Carbon Black increased by €0.9 million, or 2.4%, from €37.7 million in the first quarter of 2013 to €38.6 million in the first quarter of 2014 despite an increase in depreciation and amortization, primarily as a result of fixed cost savings from the closure of our Sines (Portugal) plant and improved manufacturing efficiencies associated with both headcount savings and our capital investment program, which also provided cost and yield improvement in the use of carbon black oil feedstocks.

Adjusted EBITDA of the Rubber Carbon Black segment increased by €2.7 million, or 12.5%, from €21.6 million in the first quarter of 2013 to €24.3 million in the first quarter of 2014, reflecting the development of gross profit, excluding depreciation and amortization.

Year 2013 Compared to Year 2012

Revenue of the Rubber Carbon Black segment decreased by €48.1 million, or 4.8%, from €997.5 million in 2012 to €949.4 million in 2013, primarily due to a decrease in carbon black oil prices passed through to our customers, as well as some base price reductions in the Americas as well as impacts from foreign currency exchange rates.

Sales volume of the Rubber Carbon Black segment remained relatively stable, increasing by 13.3 kmt, or 1.7%, from 764.4 kmt in 2012 to 777.7 kmt in 2013.

Gross profit of the Rubber Carbon Black segment declined by €9.8 million, or 6.3%, from €155.9 million in 2012 to €146.1 million in 2013, primarily due to the impact of manufacturing efficiency improvements offset by base price reduction, as well as additional depreciation charges relating to the write-off of plant and equipment related to the Sines (Portugal) closure.

Adjusted EBITDA of the Rubber Carbon Black segment declined by €5.5 million, or 5.6%, from €98.6 million in 2012 to €93.1 million in 2013, primarily due to a decline in gross profit, eliminating the effect of increased depreciation and amortization.

Year 2012 Compared to Year 2011

Revenue of the Rubber Carbon Black segment amounted to €543.7 million in the Period ended July 29, 2011, €407.0 million in the Period ended December 31, 2011 and €997.5 million in 2012, and reflected price increases that became effective in early 2012 that covered both an increase in base prices and an increase in oil prices passed through to our customers.

Sales volume in the Rubber Carbon Black segment amounted to 520.7 kmt in the Period ended July 29, 2011, 348.9 kmt in the Period ended December 31, 2011 and 764.4 kmt in 2012, reflecting weakening demand, in particular in Europe.

Gross profit of the Rubber Carbon Black segment amounted to €74.1 million in the Period ended July 29, 2011, €50.3 million in the Period ended December 31, 2011 and €155.9 million in 2012, reflecting our base price increases and manufacturing efficiency savings in 2012.

Adjusted EBITDA of the Rubber Carbon Black segment amounted to €42.7 million in the Period ended July 29, 2011, €31.7 million in the Period ended December 31, 2011 and €98.6 million in the 2012, reflecting the development of gross profit, excluding the effect of depreciation and amortization.

Liquidity and Capital Resources

Historical Cash Flows

The tables below present our historical cash flows derived from our unaudited interim condensed consolidated financial statements for the periods ended March 31, 2014 and March 31, 2013, audited consolidated financial statements for 2013 and 2012, our Successor audited consolidated financial statements for the period from April 13 through December 31, 2011, and the Predecessor audited combined financial statements for the period from January 1 through July 29, 2011.

	Three months ended March 31,
	2014	2014	2013
	(in US$ million)	(in € million)
Cash flows from (used in) operating activities	47.1	34.2	20.9
Cash flows from (used in) investing activities	(10.6)	(7.7)	(19.5)
Cash flows from (used in) financing activities	(14.0)	(10.2)	(27.3)

Cash and cash equivalents at the end of the period	119.6	86.8	48.4

	Successor				Predecessor
	Year ended December 31,			Period ended December 31,	Period ended July 29,
	2013	2013	2012	2011	2011
	(in US$ million)	(in € million)			(in € million)
Cash flows from (used in) operating activities	263.0	190.9	177.1	16.8	5.6
Cash flows from (used in) investing activities	(106.3)	(77.2)	(71.3)	(782.7)	(19.8)
Cash flows from (used in) financing activities	(158.1)	(114.7)	(131.1)	861.0	27.1

Cash and cash equivalents at the end of the period	97.1	70.5	74.9	98.9	39.0

Potential South Korean Tax Assessment

In connection with a tax audit of our South Korean operations for 2011, the South Korean tax authorities have questioned the valuation assigned to our acquisition of those operations from Evonik in 2011 and have asked us to establish why the valuation was not at a significantly higher level. A higher valuation would result in a higher capital gains tax due to the authorities, which we would be obligated to pay over as withholding agent on behalf of Evonik. The higher valuation could also result in additional corporate income tax payable by the Company. We are in the process of responding to the inquiry to defend the valuation used in the Acquisition. However, were the authorities to prevail at the level they have initially asserted, the additional tax liability could be significant, perhaps reaching an amount in the range of €40 million (for the withholding and larger corporate income tax portions combined).

We intend to defend the valuation used in the Acquisition vigorously. We would also expect to seek reimbursement from Evonik for some or all of the tax we may be obligated to pay. Nevertheless, the outcome of this tax audit and its potential impact on the Company are uncertain and could have a material adverse effect on our net profit or loss and on our cash flow in any period in which the liability is incurred or paid (though the outcome should not affect our Adjusted EBITDA for any period). The timing of any impact is also uncertain, although it could occur within the next two or three fiscal quarters. The ongoing tax audit could also result in additional assessments for 2011, as well as for subsequent years, or a higher effective tax rate on our South Korean operations in the future.

First Quarter of 2014

Cash inflows from operating activities in the first quarter of 2014 amounted to €34.2 million and consisted of a consolidated loss for the period of €0.4 million, adjustments of €20.0 million, primarily for non-cash items (of which €18.9 million were depreciation and amortization), cash outflow from Net Working Capital of €7.7 million and the exclusion of net financing costs of €23.8 million.

Cash outflows from investing activities in the first quarter of 2014 amounted to €7.7 million and related to further expansion and improvement projects.

Cash outflows for financing activities represented our interest payments and changes in short term borrowings.

First Quarter of 2013

Cash inflows from operating activities in the first quarter of 2013 amounted to €20.9 million and consisted of a consolidated loss for the period of €6.5 million, adjustments of €13.7 million, primarily for non-cash items (mostly depreciation and amortization), cash outflow from Net Working Capital of €9.4 million, the exclusion of net financing costs of €34.0 million and cash outflow from taxes paid of €10.0 million.

Cash outflows from investing activities in the first quarter of 2013 amounted to €9.5 million and included investments in our Korean production line as well as in our new global SAP platform.

Cash outflows from financing activities was composed of interest paid to our shareholders of €43.0 million offset by income from short term borrowings.

Year 2013

Cash inflows from operating activities in 2013 amounted to €190.9 million and consisted of a consolidated loss for the period of €19.0 million, adjustments primarily for non-cash items of €72.2 million, cash inflows from Net Working Capital of €35.0 million and the exclusion of net financing costs of €95.6 million.

Cash outflows from investing activities in 2013 amounted to €77.2 million. Total capital expenditure in United States amounted to €26.6 million and related primarily to the completion of the implementation of a new global enterprise resource planning (ERP) system and expanding our production capabilities at our Ivanhoe (Louisiana) facility. Total capital expenditure in South Korea amounted to €13.1 million and related primarily to the addition of a new rubber carbon black production line that commenced operations in 2013. Total capital expenditure in Italy amounted to €7.3 million and related primarily to performance improvement measures in our Italian plant. The remainder related to expenditures in our other operating facilities primarily in sustaining and compliance capital projects, investments in energy recovery technology and capital spending required for process technology and production differentiation projects.

Cash outflows from financing activities in 2013 amounted to €115.0 million and primarily reflected a voluntary partial redemption of the Shareholder Loan in the amount of €43.0 million effected on February 1, 2013, a subsequent interest payment of €15.1 million on the Shareholder Loan effected on August 1, 2013, as well as our semi-annual interest payments on the Senior Secured Notes.

Year 2012

Cash inflows from operating activities in 2012 amounted to €177.1 million and consisted of a consolidated loss for the period of €18.7 million, adjustments primarily for non-cash items of €63.8 million, cash inflows from Net Working Capital of €51.4 million and the exclusion of net financing costs of €97.9 million.

Cash outflows from investing activities in 2012 amounted to €71.3 million and primarily related to manufacturing-related investment projects, including the addition of a new rubber carbon black production line in South Korea that commenced operations in 2013, and to the implementation of a new global ERP-system.

Cash outflows from financing activities in 2012 amounted to €131.1 million and reflected a voluntary 10% redemption of our Senior Secured Notes on June 15, 2012 and a corresponding payment in an amount of €63.3 million, as well as our semi-annual interest payments on the Senior Secured Notes.

Period Ended December 31, 2011

Cash inflows from operating activities in the Period ended December 31, 2011 amounted to €16.8 million and consisted of a consolidated loss for the period of €74.5 million, adjustments primarily for non-cash items of €15.3 million, cash inflows from Net Working Capital of €18.1 million and the exclusion of net financing costs of €68.4 million.

Cash outflows from investing activities in the Period ended December 31, 2011 amounted to €782.7 million and primarily reflected a cash payment of €805.2 million in connection with the Acquisition, partially set off by cash of €39.4 million acquired as a result of the Acquisition.

Cash inflows from financing activities in the Period ended December 31, 2011 amounted to €861.0 million and included proceeds from the issuance of the Senior Secured Notes totaling €599.6 million and the utilization of the Shareholder Loan in the amount of €277.5 million.

Period ended July 29, 2011

Cash inflows from operating activities in the Period ended July 29, 2011 amounted to €5.6 million and consisted of a consolidated profit for the period of €122.7 million, adjustments primarily for non-cash income items of €(91.9) million (mainly related to a pre-Acquisition debt waiver of Evonik Carbon Black’s debt under an intercompany loan by other Evonik entities), cash outflows from Net Working Capital of €92.3 million and the exclusion of net financing costs of €11.8 million.

Cash outflows from investing activities in the Period ended July 29, 2011 amounted to €19.8 million and primarily reflected capital expenditures for maintenance projects.

Cash inflows from financing activities in the Period ended July 29, 2011 amounted to €27.1 million and primarily reflected our Predecessor’s preparation for the Acquisition. In this respect, our Predecessor received cash from borrowings of €185.3 million offset by cash paid for borrowings of €135.1 million, as well as making a repayment of equity of €12.7 million and an interest payment of €10.7 million.

Sources of Liquidity

Our principal sources of liquidity are the net cash generated from our operating activities, as well as available cash balances and amounts available under our Revolving Credit Facility and local bank facilities. See “Description of Material Indebtedness.” Upon the Refinancing, we intend to enter into the New Credit Facility, which will include a multicurrency, senior secured revolving line of credit of up to €115 million. See “Summary—Refinancing.” We cannot assure you that our cash position and cash generated from operations will be adequate to support the further growth of our business. Our ability to generate cash from operations depends on our future operating performance, which in turn is dependent on general economic, financial, competitive, market, regulatory and other conditions and factors, many of which are beyond our control. See “Risk Factors.” In addition, there are some statutory restrictions on the ability of our subsidiaries to transfer funds to us (e.g., legislation on permitted dividend payments or currency transfers), although we believe that we have structured our Group treasury operations to minimize the impact of such statutory restrictions on our operations. We intend to use cash from operating activities, as well as cash balances, to finance our capital needs. Based on our current operating performance and liquidity, we believe that cash provided by our operating activities and available cash balances will be sufficient to cover our Net Working Capital requirements, Capital Expenditures, interest payments and scheduled debt repayments in the next year.

As stated under “Dividend Policy” above, we currently intend to pay dividends on our common shares in 2015, subject to the discretion of the Board of Directors, the general meeting of our shareholders and compliance with applicable legal requirements. We expect that the amount of any future dividend would be subject to the Company’s operating results, cash flows, debt service, capital requirements and other business considerations. In general, we currently expect that any future dividends would tend to offset or replace some portion of the interest savings that we would expect to realize as a result of our Refinancing. See “Pro Forma Financial Information.”

Net Working Capital (Non-IFRS Financial Measure)

We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital. The following tables set forth the principal components of our Net Working Capital as of the dates indicated.

	As of March 31,
	2014	2014	2013
	(in US$ million)	(in € million)
Inventories	177.5	128.9	145.4
Trade receivables	287.2	208.4	246.5
Trade payables	148.6	107.8	112.9

Net Working Capital	316.1	229.5	279.0

	As of December 31,
	2013	2013	2012	2011
	(in US$ million)	(in € million)
Inventories	169.8	123.2	153.5	164.3
Trade receivables	272.3	197.6	213.0	239.9
Trade payables	(137.1)	(99.5)	(98.4)	(81.8)

Net Working Capital	305.0	221.3	268.1	322.3

Our Net Working Capital position can vary significantly from month to month, mainly due to fluctuations in oil prices and receipts of carbon black oil shipments. In general, increases in the cost of raw materials lead to an increase in our Net Working Capital requirements, as our inventories and trade receivables increase as a result of higher carbon black oil prices and related sales levels. These increases are partially offset by related increases in trade payables. Due to the quantity of carbon black oil that we typically keep in stock, such increases in Net Working Capital occur gradually over a period of two to three months. Conversely, decreases in the cost of raw materials lead to a decrease in our Net Working Capital requirements over the same period of time. Based on 2013 Net Working Capital requirements, we estimate that a $10 per barrel movement in the Brent crude oil price correlates to a movement in our Net Working Capital of approximately €20.0 million within about a two to three month period. In times of relatively stable oil prices, the effects on our Net Working Capital levels are less significant and Net Working Capital swings increase in an environment of high price volatility.

Our Net Working Capital gradually declined from €322.3 million as of December 31, 2011 to €268.1 million as of December 31, 2012, and further to €221.3 million as of December 31, 2013 due to a continued strong focus of our management on the optimization of Net Working Capital since the Acquisition, including our efforts to adjust inventory to the minimal required levels, shortening the time between production and shipment of product to customers, accelerating cash collections with respect to accounts receivable and extending payment terms with respect to accounts payable. As of March 31, 2014, Net Working Capital increased slightly to €229.5 million, reflecting a regular fluctuation impact at the end the first quarter.

Capital Expenditures (Non-IFRS Financial Measure)

We define Capital Expenditures as Cash paid for the acquisition of intangible assets and property, plant and equipment as shown in the consolidated financial statements.

Our Capital Expenditures amounted to €16.2 million in the Period ended July 29, 2011, €17.1 million in the Period ended December 31, 2011, €71.3 million in 2012, €77.2 million in 2013 and €7.7 million for the three months ended March 31, 2014. We plan to finance our Capital Expenditures with cash generated by our operating activities.

While, prior to the Acquisition, Capital Expenditures mainly consisted of expenditures incurred in connection with the maintenance of our assets, we have increased our investment in expansion and rationalization projects to increase the efficiency of our production facilities for both the Specialty Carbon Black and Rubber Carbon Black segments. The main capital expansion project initiated following the Acquisition was the addition of a new rubber carbon black production line in South Korea driven by growing customer demand. This production line commenced operations in summer 2013. We estimate that our maintenance Capital Expenditure requirements for 2014 will be approximately €20 million to €25 million. We currently do not have any material commitments to make Capital Expenditures, and do not plan to make Capital Expenditures, outside the ordinary course of our business.

Capital Expenditures in the first quarter of 2014 amounted to €7.7 million and were mainly composed of expenditures for performance improvement projects in the United States and in Germany and maintenance projects in our remaining plants.

Capital Expenditures in 2013 amounted to €77.2 million and included €8.0 million invested in connection with the completion of the new production line in South Korea and smaller investments in various operating efficiency initiatives and “de-bottlenecking” projects that have been initiated to increase production in existing facilities. For example, we invested in the replacement of pre-heaters in our facilities to improve the efficiency of feedstock utilization. Further, we finalized the investment in the re-configuration of our new global SAP-systems of €5.4 million to improve our ability to control and manage our business.

Capital Expenditures in 2012 amounted to €71.3 million and included approximately €8.0 million invested in the new production line in South Korea and smaller investments in various operating efficiency initiatives and “de-bottlenecking” projects that have been initiated to increase production in existing facilities. For example, we invested in the replacement of pre-heaters in our facilities to improve the efficiency of feedstock utilization. Further, we invested significant amounts in the re-configuration of our IT-systems.

Capital Expenditures in the Period ended December 31, 2011 amounted to €17.1 million and comprised of expenditures on property, plant and equipment of €16.3 million and on industrial property rights of €0.8 million which related to asset preservation and compliance, including expenditures to preserve and replace equipment and expenditures to meet regulatory requirements.

Capital Expenditures in the Period ended July 29, 2011 amounted to €16.2 million and mainly comprised of expenditures for maintenance.

Contractual Obligations and Off-Balance Sheet Arrangements

As of December 31, 2013, we did not have any significant off-balance sheet arrangements other than oil and gas purchase commitments and operating leases for certain of our plants. The following table sets forth our contractual obligations and off-balance sheet arrangements as of December 31, 2013. In connection with the Refinancing, we plan to repay the entire amount of our outstanding long-term debt obligations, see “Summary—Refinancing.”

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(unaudited)
	(in € million)
Long-term debt obligations(1)	98.3	166.6	687.1	289.1	1,242.0
Revolving Credit Facility(2)	0	0	0	0	0.0
Senior Secured Notes(3)	2.8	0.2	547.9	0	550.8
Shareholder Loan	12.3	0	0	273.1	285.4
Interest expense on long-term debt(4)	83.2	166.4	139.2	16.0	404.8
Purchase commitments(5)	205.7	203.8	203.8	227.9	841.3
Management fees(6)	3.0	6.0	6.0	3.0 p.a.(7)	n/a(7)
Operating leases	3.4	3.5	1.1	1.9	9.9

Total contractual obligations and off-balance sheet arrangements(9)	310.4	379.9	898.0	518.9(8)	2,107.2(8)

(1)	Sets forth obligations to repay principal and interest under our long-term debt obligations.

(2)	Represents the obligation under the Revolving Credit Facility. As of March 31, 2014, there were no cash amounts drawn under our Revolving Credit Facility and $249.2 million was available for drawing, representing the difference between $250.0 million and $0.8 million equivalent of guarantees reducing the available amount under the Revolving Credit Facility. As of that date, the full amount available could be drawn without violating any covenants in the Revolving Credit Facility. After March 31, 2014, we drew approximately €45 million under our Revolving Credit Facility to fund working capital purchases. As of June 30, 2014 we have repaid some of this amount, and we expect to repay the outstanding portion of this amount and replace this facility with the New Credit Facility in the Refinancing.

(3)	Represents the Senior Secured Notes. The principal amount of $315.0 million has been translated at an assumed exchange rate at the maturity date of $1.3791 per €1.00. The borrowing costs on the principal of the U.S. Dollar-denominated Senior Secured Notes have been translated applying the same exchange rate. On May 6, 2014 we redeemed €35.5 million aggregate outstanding principal amount of the Euro-denominated Senior Secured Notes and $35.0 million aggregate outstanding principal amount of the U.S. Dollar-denominated Senior Secured Notes pursuant to our 10% optional redemption right.

(4)	Represents interest expenses related to indebtedness from our Senior Secured Notes as well as the interest related to our Shareholder Loan, assuming future interest will be paid in cash at an interest rate of 10.57% in each period.

(5)	Represents purchase commitments under long-term supply agreements for the supply of raw materials, mainly oil and gas.

(6)	Represents recurring estimated annual fees of €3.0 million associated with the Consulting and Support Agreement that was entered into with the Principal Shareholders upon completion of the Acquisition. The Principal Shareholders have informed the Company that they intend to terminate the Consulting and Support Agreement at the closing of this offering.

(7)	Since the management fee is payable annually, no absolute amount for an indeterminate period can be specified.

(8)	Management fees of €3.0 million per year are not included.

(9)	This amount does not reflect the Company’s obligations under its existing pension arrangements, which as of December 31, 2013 and March 31, 2014 amounted to €35.9 million and €36.1 million, respectively. See note 8.9 to the audited financial statements included elsewhere herein.

The level of performance bonds, guarantees and letters of credit required for carbon black oil purchasing could increase as a result of increasing oil prices. Although this has not been the case since the Acquisition, carbon black oil suppliers may also require additional guarantees due to the new ownership structure. As of December 31, 2013, we had two back-to-back guarantees issued by Commerzbank AG drawn against the Revolving Credit Facility in the total amount of €1.7 million.

Quantitative and Qualitative Disclosures about Market Risk

Our activities expose us to a variety of market risks. Our primary market risk exposures relate to foreign exchange, interest rate and commodity risks. To manage these risks and our exposure to the unpredictability of financial markets, we seek to minimize potential adverse effects on our financial performance and capital. Where appropriate, we use derivative financial instruments solely for the purpose of hedging the currency, interest and commodity risks arising from our operations and sources of finance. For this purpose, a systematic financial and risk management system has been established. We do not enter into derivative financial instruments for speculative purposes.

The following discussion and analysis only addresses our market risk and does not address other financial risks which we face in the normal course of business, including credit risk and liquidity risk. Please see note 10.3 to our audited consolidated financial statements for 2013 included herein for a further discussion of our financial risk management policies and markets risks.

Interest Rate Risk

Interest rate risk management aims to protect the consolidated profit or loss from negative effects from market interest rate fluctuations. Changes in the interest rates would have an impact on the fair value (but not the carrying amount) of the fixed-interest liabilities. However, these changes would not have any impact on the cash flows due to contractually agreed fixed interest rates. In the event of a refinancing of the fixed-interest liabilities, Orion would be exposed to interest rate risk which might arise from incurring new liabilities at this time due to higher interest rates. Since the Shareholder Loan and the Senior Secured Notes are fixed interest rate instruments, we are exposed to the market risk arising from changes in the yield curve only under our Revolving Credit Facility that remained undrawn as of March 31, 2014. After March 31, 2014, we drew approximately €45 million under our Revolving Credit Facility to fund working capital purchases. We expect to repay this amount and replace this facility with the New Credit Facility in the Refinancing.

The table below shows the sensitivity of the interest expense under the Revolving Credit Facility to changes in the interest rate. It shows the change resulting from a hypothetical fluctuation in the three-month LIBOR of 50 basis points (0.50%) as of December 31, 2013, 2012 and 2011 assuming that all other variables remain unchanged. The sensitivity analysis assumes that the hypothetical interest rate was valid and that the Revolving Credit Facility was utilized in the full amount over the course of the entire year. The effect of this hypothetical change in the interest rate of the variable rate loan on our consolidated profit or loss before taxes for the year ended December 31, 2013, 2012 and 2011 is as follows:

	Successor
	Period ended December 31,
	2013(1)		2012(2)		2011(3)
	Increase by 0.50%	Decrease by 0.50%	Increase by 0.50%	Decrease by 0.50%	Increase by 0.50%	Decrease by 0.50%
	(in € million)
Increase (decrease) in the interest expense	0.91	(0.91)	0.95	(0.95)	0.97	(0.97)
Increase (decrease) in the loss assuming going-concern operations before taxes	0.91	(0.91)	0.95	(0.95)	0.97	(0.97)

(1)	Euro/U.S. Dollar exchange rate as of December 31, 2013: 1.3791.

(2)	Euro/U.S. Dollar exchange rate as of December 31, 2012: 1.3194.

(3)	Euro/U.S. Dollar exchange rate as of December 31, 2011: 1.2939.

We note that the Revolving Credit Facility had not been drawn as of March 31, 2014. After March 31, 2014, we drew approximately €45 million under our Revolving Credit Facility to fund working capital purchases. We expect to repay this amount and replace this facility with the New Credit Facility in the Refinancing. As of March 31, 2014, we had two back-to-back guarantees issued by Commerzbank AG drawn against the Revolving

Credit Facility in the total amount of €1.7 million. For the Predecessor combined financial statements, interest rate risk management aims to protect the profit or loss from negative effects from market interest rate fluctuations. Changes in the interest rates would have an impact on the fair value (but not the carrying amount) of the fixed-interest liabilities. Regarding interest rate risk, the Predecessor was partly financed by loans bearing variable interest rates, thereby assuring that interest rate payments are in line with market conditions and eliminating fair value risk.

Predecessor
As of July 29, 2011
Impact on income
(in € thousand)
+50 basis points	(782)
-50 basis points	782
+100 basis points	(1,564)
-100 basis points	1,564
+150 basis points	(2,346)
-150 basis points	2,346

Currency Risk

Our functional currency is the Euro. Currency risks primarily stem from future cash flows related to interest payments and the voluntary repayment of the U.S. Dollar-denominated Shareholder Loan. In addition to currency risks from operating activities and from net investments in foreign subsidiaries, these interest and principal repayments mainly represent the risk in connection with exchange rate fluctuations.

The table below can only reliably show the sensitivity with regard to the effect of a change in the Euro/U.S. Dollar exchange rate using the repayment amount and the interest for the U.S. Dollar-denominated Shareholder Loan. A fluctuation of the Euro/U.S. Dollar exchange rate of 10% as of December 31, 2013, 2012 and 2011 with other conditions remaining unchanged, would have the following effect before taxes on our earnings or capital:

	Successor
	Period ended December 31,
	2013(1)		2012(2)		2011(3)
	Value of the Euro in relation to the U.S. Dollar
	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 10%
	(in € million)
Decrease (increase) in the loss of foreign exchange rate	25.95	(31.71)	23.79	(29.08)	27.17	(27.17)
Increase (decrease) in income before taxes	25.95	(31.71)	23.79	(29.08)	27.17	(27.17)

(1)	Euro/U.S. Dollar exchange rate as at December 31, 2013: 1.3791
(2)	Euro/U.S. Dollar exchange rate as at December 31, 2012: 1.3194
(3)	Euro/U.S. Dollar exchange rate as at December 31, 2011: 1.2939

For the Predecessor Combined Financial Statements, exchange rate risks relate to both the sourcing of raw materials and the sale of end-products in currencies other than the functional currency of the company concerned. The aim of currency management is to protect the company’s operating business from fluctuations in earnings and cash flows resulting from changes in exchange rates. Account is taken of the opposite effects arising from procurement and sales activities. The remaining currency risks to the Predecessor’s group chiefly relate to changes in the exchange rate of the Euro to the U.S. Dollar. A change of 5% and 10% in the exchange rates of

U.S. Dollar was modeled to simulate the possible loss of value of primary and derivative financial instruments. The effects on equity are pre-tax effects. The Predecessor’s group had the policy of hedging the complete foreign exchange rate exposure from the moment the exposure was recorded in the statement of financial position (for example, the moment the receivable in foreign currency was recorded). In consequence, there is no net effect on profit or loss based on the recorded items in the statement of financial position in the case of a change in the exchange rate. The effects presented in the table below exclusively comprise the translation effects of the commodity derivatives of the German entity. Changes in the Euro/U.S. Dollar foreign exchange rate do not have any effect on the commodity derivatives of the U.S. entity due to their quotation in the U.S. Dollar.

Predecessor
As at July 29, 2011
Impact on equity
(in € thousand)
U.S. Dollar
+5%	43
-5%	(48)
+10%	82
-10%	(101)

Commodity Risk

Commodity risk results from changes in market prices for raw materials, mainly carbon black oil. Raw materials are primarily purchased to meet our production requirements. Factors of importance to our risk position are the availability and price of raw materials, energy, starting products and intermediates. In particular, our raw material prices depend on exchange rates and the price of crude oil. Pricing and procurement risks are reduced through worldwide procurement and optimized processes to ensure immediate sourcing of additional raw material requirements. Costs for raw materials and energy have fluctuated significantly and may continue to fluctuate in the future. For example, Brent crude oil prices continuously increased from $76 per barrel in May 2010, to a peak of $127 per barrel in April 2011, declining to $110 per barrel by the end of December 2013. We endeavor to reduce purchasing risks on the procurement markets through worldwide purchasing activities and optimized processes for the purchase of additional raw materials. Raw materials are purchased exclusively to cover our own requirements.

We have a proactive price and contract management strategy, which supports our efforts to preserve margins through a timely pass-through of feedstock cost increases to customers. A significant portion of our sales volume is sold based on formula-driven price adjustment mechanisms for changes in costs of raw materials, that is, approximately 72% in the Rubber Carbon Black segment and approximately 42% in the Specialty Carbon Black segment, based on sales volumes in 2013. Most of our indexed contracts allow for monthly price adjustments, while a relatively small portion allows for quarterly price adjustments. The one-month oil price adjustment mechanism typically results in a two-month delay in reflecting oil price changes in our customers pricing, while the three-month price adjustment mechanism typically results in a four-month delay. We believe that these contracts enable us to maintain our Segment Adjusted EBITDA Margins since the Acquisition, despite significant fluctuations in oil and other raw material prices, and largely obviates our need to engage in financial transactions to hedge against oil price fluctuations. We discontinued our raw material hedging strategy in 2011 and all our raw material hedging arrangements elapsed by the end of 2013. We also have short-term non-indexed contracts: approximately 28% in the Rubber Carbon Black segment and approximately 58% in the Specialty Carbon Black segment based on sales volumes in 2013. Sales prices under non-indexed contracts are reviewed on a quarterly basis to reflect raw material and market fluctuation.

For the Predecessor Combined Financial Statements commodity risks arise from changes in the market prices of raw material purchases and the sale of end products and electricity. Commodity risks have been managed on the level of Evonik Carbon Black since 2010. Commodity derivatives were used to hedge procurement price risks (crude oil). The following table shows the pre-tax impact of a change in oil price on equity for different scenarios, assuming no changes in the foreign exchange rate. As a result of the effective hedge relationship with regard to commodity hedging there is no effect on profit or loss.

Predecessor
As at July 29, 2011
Impact on equity
(in € thousand)
Oil prices
+5%	(4)
-5%	4
+10%	(8)
-10%	8

Critical Accounting Policies

The preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent assets and liabilities. We consider an accounting estimate to be critical to the financial statements if (i) the estimate is complex in nature or requires a high degree of judgment and (ii) different estimates and assumptions were used, the results could have a material impact on the consolidated financial statements. On an ongoing basis, we evaluate our estimates and application of our policies. We base our estimates on historical experience, current conditions and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The policies that we believe are critical to the preparation of the consolidated financial statements are presented below.

Revenue and Expense Recognition

We generate revenue from the sale of products to downstream manufacturers. The amount of revenue is contractually specified between the parties and is measured at the fair value of the consideration received or receivable net of VAT and any trade discounts and volume rebates granted. The discounts and volume rebates are estimated based on historical experience and contractual obligations. We periodically review the assumptions underlying estimates of discounts and volume rebates and adjust revenues accordingly. If we experience changes related to discounts and rebates that we offer, our revenues and results from operations may be affected.

Revenue is only recognized if the amount of revenue and the related costs incurred or to be incurred can be measured reliably. It must also be sufficiently probable that economic benefits will flow to the Group. If these conditions are satisfied, revenue from the sale of goods is recognized when ownership and the associated risks from the sale have been transferred to the buyer. Warranty provisions are recognized for general selling risks on the basis of historical values.

With respect to the sale of goods, sales are recognized at the time that ownership and the associated risks transfer to the customer. The timing of the transfer of risks and rewards varies depending on the individual terms of the sales agreement. For sales of Rubber Carbon black and Specialty Carbon Black products, usually transfer occurs when the product is received at the customer’s warehouse, however, for some international shipments transfer occurs on loading the goods onto the relevant carrier at the port. For such products the customer has no right of return.

Interest income is recognized pro rata temporis using the effective interest method.

Allowances for doubtful accounts are maintained based on an assessment of the collectability of specific customer accounts, the aging of accounts receivable and other economic information on both a historical and prospective basis. Impairment losses on specific customer accounts are charged against the allowance when objective evidence exists that the amount due will not be fully collectible in the normal course of business. If we experience changes in collectable accounts either for a large customer or as a result of overall deterioration in economic conditions, our allowance for doubtful accounts may need to be adjusted, which would impact our result from operations and liquidity.

Expenses are recognized in the period in which they are incurred.

Goodwill

Goodwill of €48.5 million was recognized in connection with the business combination and was measured as the excess of the purchase price over the fair value assigned to the identifiable assets acquired. Goodwill is not amortized, but instead tested for impairment annually as at September 30, as well as whenever there are events or changes in circumstances (triggering events) which suggest that the carrying amount may not be recoverable. Goodwill is carried at cost less accumulated impairment losses.

CGUs may be combined into a group of CGUs when they have similar economic characteristics. For the purpose of testing goodwill for impairment, goodwill is allocated pursuant to IAS 36 to the CGU or group of CGUs that represents the lowest level within the entity at which the goodwill is monitored by management and is not larger than an operating segment within the meaning of IFRS 8. At the date of the annual impairment test Orion had two groups of CGUs to which the goodwill was allocated. Goodwill impairment test was performed at the level of the two groups of CGUs “Rubber” and “Specialties” representing the two operating segments. These two groups were defined as Orion has the possibility to switch capacities as well as products between its various locations.

If the carrying amount of one of the cash-generating unit exceeds its recoverable amount, an impairment loss on goodwill is recognized accordingly. The recoverable amount is the higher of the cash-generating unit’s fair value less cost to sell and its value in use. Impairment losses on goodwill are not reversed in future periods if the recoverable amount exceeds the carrying amount.

Value in use is determined by comparing the estimated future cash flows to be derived from the continuing use of the operating assets of the cash-generating unit with the carrying amounts of the assets of the cash-generating unit, including any goodwill allocated to it. The DCF (discounted cash flow) method is applied by first calculating the free cash flows to be derived from the relevant cash-generating unit and then discounting them as of the reporting date using a risk-adequate discount rate.

The discount rate is based on the specific circumstances of the Group and its operating segments and is derived from its weighted average cost of capital (“WACC”). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the Group is obligated to service. Segment-specific risk is incorporated by applying individual beta factors. The beta factors are determined annually based on publicly available market data. If any of the assumptions included in the impairment test change as a result of changes in the economic environment in which our cash-generating units operate, an impairment charge may be necessary. A significant impairment charge may have a material impact on our results of operations.

Inventories

The cost of inventories (raw materials, consumables and supplies, and merchandise) which have a similar nature or use is assigned by using the weighted average cost or the first-in, first-out formula. The cost of work in process and finished goods comprises the cost of raw materials, consumables and supplies (direct materials costs), direct personnel expenses (direct production costs), other direct costs and overheads attributable to production (based on normal operating capacity). The cost of inventories may also include profits or losses from qualifying cash flow hedges concluded for the purchase of raw materials recognized as other comprehensive income.

Inventories are carried at the lower of cost and net realizable value. Inventory is reviewed for both potential obsolescence and potential loss of value periodically. In this review, assumptions are made about the future demand for and market value of the inventory and based on these assumptions the amount of any obsolete, unmarketable or slow moving inventory is estimated. Historically, such write-downs have not been significant. If actual market conditions are less favorable than those projected by management at the time of the assessment, however, additional inventory write-downs may be required, which could reduce our results of operations.

Pension Provisions

Pension provisions are measured in accordance with the projected unit credit method prescribed in IAS 19 Employee Benefits for defined benefit plans. This method takes into account the pensions known and expectancies earned by the employees as of the reporting date as well as the increases in salaries and pensions to be expected in the future.

The provisions for the German entities are measured on the basis of the biometric data in the 2005G mortality tables by Klaus Heubeck. Pension obligations outside Germany are determined in accordance with actuarial parameters applicable to such plans.

Actuarial gains and losses arise from the difference between the previously expected and the actual obligation parameters at year-end.

Actuarial gains and losses, net of tax, for the defined benefit plan are recognized in full in the period in which they occur in other comprehensive income. Such actuarial gains and losses are also immediately recognized in retained earnings and are not reclassified to profit or loss in subsequent periods.

The discount rate applied is determined based on a yield curve considering interest rates of corporate bonds with at least AA rating in the currencies consistent with the currencies of the post-employment obligation (for example, iBoxx € Corporates AA sub-indices) as set by an internationally acknowledged actuarial agency. The interest rate is extrapolated as needed along the yield curve to meet the expected term of our obligation. Assumptions are reviewed each reporting period.

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognizes changes in the net defined benefit obligation from service costs comprising current service costs, past-service costs, gains and losses on curtailments under ‘cost of sales’, ‘administration expenses’ and ‘selling and distribution expenses’ in consolidated statement of profit or loss (by function) and the net interest expense or income under finance costs and finance income.

Defined contribution obligations result in an expense in the period in which payment is made. They arise from company commitments and state pension schemes (statutory pension insurance).

If any of the assumptions, including discount rates, or employee-related assumptions change, our pension obligations may change, which may have an impact on our results of operations.

Deferred Taxes, Current Income Taxes

Current income tax receivables and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. They are calculated based on the tax rates and tax laws that are enacted or substantively enacted by the reporting date.

Deferred taxes are determined using the liability method in accordance with IAS 12 Income Taxes on the basis of temporary differences between the carrying amounts of assets and liabilities in the statement of financial position and their tax bases, including differences arising as a result of consolidation, loss and interest carryforwards and tax credits. They are measured at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are initially recognized only to the extent that sufficient taxable profit will be available in the future to allow the benefit of part or all of the deferred tax assets to be utilized and their carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available in the future to allow the benefit of part or all of the deferred tax assets to be utilized.

Income taxes relating to items recognized directly in equity are recognized in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability when they relate to income taxes levied by the same taxation authority.

We use estimates related to valuation of deferred tax assets as well as the expected outcome of inspections by tax authorities and the impact on our current taxes payable or receivable. To the extent tax planning strategies are not feasible or change, or tax positions are challenged by tax authorities, such events may affect the estimates we have made and have an impact on our operating results and liquidity.

Derivative Financial Instruments

Derivative financial instruments (derivatives) are used to hedge exchange rate and commodity price risks. Hedging instruments in the form of forward exchange contracts and commodity futures contracts are accounted for, and are recognized initially as of the trade date. If there is no quoted price in an active market for a derivative, its fair value is determined using financial models. Forward exchange contracts are valued using the forward exchange rate on the reporting date. The fair values of commodity derivatives are determined on the basis of the expected discounted cash flows from the instrument. The expected cash flows are calculated by applying the respective forward rates to the contractually specified payments.

Derivative financial instruments not qualifying as hedging instruments are held for trading and recognized at fair value in profit or loss.

Hedge Accounting

Within the Group, all hedging relationships are cash flow hedges. The purpose of cash flow hedges is to hedge the exposure to variability in future cash flows from a recognized asset or liability or a highly probable forecast transaction. A hedging relationship must meet certain criteria to qualify for hedge accounting. Detailed documentation of the hedging relationship and proof of the expected and actual effectiveness of the hedge (between 80% and 125%) are required. Hedge accounting must be discontinued when these conditions are no longer met. In the case of cash flow hedges, hedge accounting must also be discontinued when the forecast transaction is no longer probable, in which case any amount that has been recognized in other comprehensive income is reclassified from equity to profit or loss.

Changes in the fair value of the effective portion of hedging instruments are recognized in other comprehensive income. The ineffective portion of the changes in fair value is recognized in profit or loss. Amounts recognized in other comprehensive income are reclassified to the income statement as soon as the hedged item is recognized in the income statement.

Commodity purchases and sales of the final product are primarily hedged by cash flow hedges.

Contingent Liabilities and Other Financial Obligations

Other than those recognized as part of a business combination, contingent liabilities include (a) possible obligations that arise from past events the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events (e.g., financial guarantees) and (b) present obligations that arise from past events but are not recognized because (i) it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or (ii) the amount of the obligation cannot be measured with sufficient reliability. Contingent liabilities are not recognized in the financial position but will be disclosed, unless the possibility of an outflow of resources embodying economic benefits is remote. Other financial obligations include off-balance sheet obligations where there is a contractual commitment to pay at a fixed time, including future minimum lease payments for assets under finance lease agreements under IAS 17 and contractual purchase commitments under long-term supply agreements for raw materials under IAS 39. Those financial obligations are based on the future financial commitments included in the respective agreements.

Significant Accounting Policies

Other significant accounting policies exist that are discussed in Note 2.7 of the notes to our audited consolidated financial statements included elsewhere in this prospectus. Certain of these policies include the use of estimates, but do not meet the definition of critical because they generally do not require estimates or judgments that are as difficult or subjective to measure. However, these policies are important to an understanding of the consolidated financial statements.

INDUSTRY

Carbon Black

Carbon black is a commercial form of solid carbon that is manufactured in highly controlled processes to produce specifically engineered aggregates of carbon particles that vary in particle size, aggregate size, shape, porosity and surface chemistry. Carbon black typically contains more than 95% pure carbon with minimal quantities of oxygen, hydrogen and nitrogen. In the manufacturing process, carbon black particles are formed that range from 10 nm to approximately 500 nm in size. These fuse into chain-like aggregates, which define the structure of individual carbon black grades.

Carbon Black Applications

Carbon black is used in a diverse group of materials in order to enhance their physical, electrical and optical properties. Its largest volume use is as a reinforcement and performance additive in rubber products. In rubber compounding, natural and synthetic elastomers are blended with carbon black, elemental sulfur, processing oils and various organic processing chemicals and then heated to produce a wide range of vulcanized rubber products. In these applications, carbon black provides reinforcement and improves resilience, tear-strength, conductivity and other physical properties. Carbon black is the most widely used and cost-effective rubber reinforcing agent (typically called rubber carbon black) in tire components (such as treads, sidewalls and inner liners), in mechanical rubber goods (“MRG”), including industrial rubber goods, membrane roofing, automotive rubber parts (such as sealing systems, hoses and anti-vibration parts) and in general rubber goods (such as hoses, belts, gaskets and seals).

Besides rubber reinforcement, carbon black is used as black pigment and as an additive to enhance material performance, including conductivity, viscosity, static charge control and UV protection. This type of carbon black (typically called specialty carbon black) is used in a variety of applications in the coatings, polymers and printing industries, as well as in various other special applications.

In the coatings industry, oxidized fine particle carbon black is the key to deep jet black paints. The automotive industry requires the highest jetness of black pigments and a bluish undertone. Small particle size carbon blacks fulfill these requirements. Coarser carbon blacks, which offer a more brownish undertone, are commonly used for tinting and are indispensable for obtaining a desired gray shade or color hue.

In the polymer industry, fine particle carbon black is used to obtain a deep jet black color. A major attribute of carbon black is its ability to absorb detrimental UV light and convert it into heat, thereby making polymers, such as polypropylene and polyethylene, more resistant to degradation by UV radiation from sunlight. Specialty carbon black is also used in polymer insulation for wires and cables. Specialty carbon black also improves the insulation properties of polystyrene, which is widely used in construction.

In the printing industry, carbon black is not only used as pigment but also to achieve the required viscosity for optimum print quality. Post-treating carbon black permits effective use of binding agents in ink for optimum system properties. New specialty carbon blacks are being developed on an ongoing basis and contribute to the pace of innovation in non-impact printing.

The table below provides an overview of the major carbon black applications.

Segment	Industry	Sub-industry	Applications
Specialty Carbon Black	Coatings	Industrial	Pigmentation, tinting, electrical conductivity or insulation for coil, consumer electronics, powder, protective/marine and other industrial applications
		Automotive & Transportation	Pigmentation, tinting, electrical conductivity or insulation for automotive original equipment manufacturers (OEM), refinish and parts
		Architectural & Decorative	Pigmentation, tinting, electrical conductivity or insulation for architectural or decorative applications
	Polymers	Pipe	Pigmentation, UV protection
		Wires & Cables	Conductivity of low, medium, high, extra high voltage cable (polypropylene, polyethylene)
		Adhesives & Sealants	Reinforcement, rheology, anti-sagging
		Synthetic Fibers	Pigmentation, UV protection (nylon, polyethyleneterephthalate (PET), polyamide)
		Engineering Plastics	Pigmentation and UV protection for acrylonitrile butadiene styrene (ABS), polycarbonate
		Thermal Insulation	Thermal conductivity and heat resistance expanded polystyrene (EPS), extruded polystyrene (XPS)
		Film	Pigmentation, UV protection

	Printing & Packaging	Inks	Pigmentation, rheology
		Toner & Inkjet	Pigmentation, rheology

	Special Applications	Building & Construction Materials	Pigmentation, reinforcement, conductivity (cement/concrete)
		Metallurgical Foundry	Reduction compound, carbon sources, metal smelting
		Batteries	Conductivity
		Refractory Materials	Reduction of mineral porosity
		Non-woven Textiles	Pigmentation, UV protection (engineered fabrics)

Rubber Carbon Black	Tires	Tires	Reinforcement of passenger cars, heavy & medium trucks, agriculture, airplane tires, etc.
	MRG	Anti-vibration & Molded	Reinforced anti-vibration parts for automotive, agricultural, industrial applications, dampers, metal rubber bonded parts
		Buildings, Mats & Floor	Reinforced building profiles, roofing, car mats
		Compounding	Compounds for other rubber manufacturers

Segment	Industry	Sub-industry	Applications
		Belts	Reinforcement of conveyor belts for mining industry, automotive
		Hoses	Reinforced hoses for automotive applications, off-shore, general industrial hoses
		Precision Sealing Systems	Reinforced seals for automotive, domestic application, households and other industries
		Solid & Bicycle Tires & Rollers	Reinforcement of solid tires for fork-lift trucks, bicycle tires, rice rollers and printing rollers
		Rubber Cables	Reinforced power cables, insulation and jacketing
		Rubber Food & Pharmaceutical	Reinforced hoses and seals for food contact, drinking water applications, medicine articles

Carbon Black Manufacturing Process

Carbon black is produced by the thermal decomposition of hydrocarbons (liquid and gaseous hydrocarbons) under controlled conditions, most commonly through incomplete combustion of the feedstock. The most common source of feedstock for the production of carbon black is a heavy stream of hydrocarbon derived from coal or crude oil processing, which is referred to as carbon black oil. Natural gas, distillates from coal tar (carbochemical oils) or residual oils that are created by catalytic cracking of petroleum fractions and olefins manufactured by the thermal cracking of naphtha or gasoil (petrochemical oil) are the key sources of this raw material.

Production methods differ based on the way the heat and decomposition stages are arranged. Manufacturing methods include furnace, gas, lamp and thermal black processes. More than 98% of the world’s annual carbon black production is achieved through the furnace black process.

Furnace Black Process

The furnace black method is continuous and uses liquid and gaseous hydrocarbons as feedstock. The heated liquid feedstock is sprayed into a heat source generated by the combustion of natural gas or fuel oil and pre-heated air. Because it occurs at a very high temperature, the reaction is confined to a refractory-lined furnace. After the carbon black is formed, the process mixture is quenched by the injection of water. This also prevents any unwanted secondary reactions.

The carbon black-laden gas then passes through a heat exchanger for further cooling while simultaneously heating the required pre-heated air for process combustion. A bag filter separates the carbon black particles from the gas stream. The gases produced by the reaction are combustible and in most cases are burned in a boiler to generate steam and/or electricity or are alternatively flared. The carbon black collected by the filter has a very low bulk density and, depending on the application, is usually pelletized or further densified to facilitate onward handling.

The furnace black method offers environmental and work safety benefits. The fully enclosed installation controls and reduces the emission of process gases and dust. Besides its environmental and technological advantages, the furnace black method is flexible due to the multiple configurations and process parameters of the furnace reactor design, which allows the manufacture of a wider variety of grades of carbon black than any other process currently used. All raw materials and operating conditions are precisely specified. This makes it possible to produce a broad range of carbon black that is suitable for use in various applications without fundamentally changing the process equipment or feedstock for each product variant.

Other Processes

The other process types, although used less commonly, are of significant importance as they effectively allow for tailoring of products and solutions to customers’ specific needs and typically use more highly specialized, often customized grades of carbon black. These processes are:

•	Gas Black. The gas black method was developed in the mid-1930s by our predecessor company. The gas black process uses vaporized oils as a feedstock. The oil is heated and the resultant vapors are carried by hydrogen rich gas into a tube fitted with numerous burners. The individual particles impinge on the surface of a water-cooled drum. A portion of the carbon black generated is deposited on the roller, while the rest enters the filter system. Then the two carbon black streams are combined. Onward processing is similar to the furnace black process.

•	Lamp Black. Lamp black is a specialty carbon black produced through the incomplete combustion of carbon black oil similar to the furnace black process, except that combustion occurs in a large, open, shallow vessel. Lamp black is the oldest industrial scale production process for carbon black still in use.

•	Thermal Black. This method of producing carbon black is a semi-batch method, with natural gas as the most commonly used feedstock, although higher grade hydrocarbon oils can also be used. It involves the thermal decomposition of the feedstock in a refractory lined vessel, which decomposes the natural gas into carbon black and hydrogen.

After Treatment

The after treatment of the carbon black surface by oxidative agents (for example, ozone, nitrogen-oxides) can enhance the desired physical characteristics of the final product for certain specialty carbon black grades.

Carbon Black Types and Grades

The four production processes yield different types and grades of carbon black products, with the furnace process being the most versatile. Average particle size, particle distribution, specific surface activity and purity, the degree of homogeneity and the degree of particle aggregation determine the characteristics of carbon black and are primary determinants of its properties. A finer particle size, and therefore a higher surface area, will increase blackness, tint, UV protection, electrical conductivity and viscosity, while lowering dispersibility. Particle distribution impacts rheological properties (the flow/deformation mechanics of a material) as well as plasticizing power. Specific surface activity and purity impact the filling and reinforcing properties, as well as determine compatibility and reactivity with other substances. Aggregation, or structuring, refers to the way in which the carbon particles are permanently fused together in a random branching structure, or chain, and impacts rheology reinforcement as well as light scattering properties.

The table below provides an overview of the four production processes.

Process	Particle Size (nm)	Particle Aggregation	Particle Distribution	Specific Surface	Main Applications
Furnace Black	10–80	Variable	Variable	Variable	Specialty carbon black & rubber carbon black
Gas Black	10–30	Low	Narrow	High	Specialty carbon black
Lamp Black	60–200	Substantial	Broad	Low	Specialty carbon black & rubber carbon black
Thermal Black	100–500	Very low	Low	Low	Specialty carbon black & rubber carbon black

The properties of most carbon black grades are determined by industry-wide standards which have been developed by the German Institute for Standardization (“DIN”), the International Organization for Standardization (“ISO”) and the American Society for Testing and Materials (“ASTM”), with the latter being the most widely used, especially for rubber carbon black grades. These standards are not only used as a measure by which types of carbon black are characterized but also as a quality assurance tool for the production process.

ASTM rubber grades can be divided into two basic categories: highly-reinforcing grades and semi-reinforcing grades. Highly-reinforcing grades are identified by ASTM numbers in the 100, 200 and 300 series. These materials are used in tire treads and mechanical rubber goods applications, where they offer good abrasion resistance which is directly related to tread wear. Semi-reinforcing grades are identified by ASTM numbers in the 500, 600 and 700 series. Semi-reinforcing carbon black is used in rubber components requiring low heat build-up during dynamic stress.

Carbon Black Handling

Carbon black is primarily marketed in the form of powder (usually specialty carbon black grades) and pellets (specialty carbon black and rubber carbon black grades). The handling systems differ substantially depending on the form of carbon black. Carbon black is mainly delivered in bulk (silo trucks and rail cars), semi-bulk containers (flexible intermediate bulk containers) and, to a lesser extent, in bags.

Depending on the grade, powder carbon black and some pelletized carbon black can be fluidized pneumatically (using pressurized gas to effect mechanical motion). This makes it possible to convey them in large quantities through a plant using high air volumes. Due to its low bulk density and relatively poor flow characteristics, powder carbon black is usually not shipped in rigid vessels or silos, but rather packaged in bags or flexible intermediate bulk containers. Pelletized carbon black is much easier to handle due to significantly better flow and conveying properties. However, it still requires precautions to prevent degradation during transportation.

Carbon black powder has a low density, which leads to higher transportation costs per volume (measured in kmt) of product shipped. Specialty carbon blacks can absorb these transportation costs, allowing for a global reach. Rubber carbon blacks, on the contrary, tend to be sold on a regional basis as transportation costs are high relative to their sales prices, and the quality of rubber carbon black may deteriorate when shipped over long distances.

Industry Overview

Carbon Black

Introduction

The global carbon black industry is estimated to have accounted for a production volume of approximately 11.8 million metric tons in 2013. The rubber carbon black industry accounted for approximately 93% of the total volume demand and specialty carbon black for the remaining 7% in 2013. The majority of demand growth comes from Asia, driven mainly by dynamics in the local tire industry, including substantial local demand and exports of low-cost tires. The share of North America and Europe decreased from approximately a half of the world’s carbon black demand in 2003 to approximately 30% in 2013. Over the same period, China’s carbon black market share has increased significantly from approximately 14% to approximately 35%.

Carbon Black Demand

Carbon black has historically had a stable growth profile driven primarily by growth in tire and vehicle production and GDP. Other driving factors include plastic consumption and ink production. From 2003 to 2013, demand for carbon black grew at a compound annual growth rate (“CAGR”) of approximately 3.9%, and is expected to grow at a CAGR of approximately 4.7% from 2013 to 2015 and slow down again thereafter. Beyond 2015, Chinese demand for carbon black is expected to grow faster than global carbon black demand (Source: Notch 2014 Report). All major industries for carbon black are expected to contribute to the gains with stable increases in production of passenger tires, which remains the key driver for volume growth.

Carbon Black Supply

In 2013, the total installed carbon black capacity was estimated at 15.2 million metric tons per annum (of which 14% are located in North America, 5% in South America, 8% in the European Union, 7% in Eastern Europe, including Russia, 42% in China, 21% in Asia (excluding China) and 4% in the rest of the world). The combined share of the three largest global carbon black producers – Birla, Cabot and Orion – declined over the last few years, mainly due to extensive additions of capacity in China, and was estimated to account for approximately 36% of the installed global carbon black capacity in 2013 (approximately 54% of global capacity excluding China). Each of these three competitors produces carbon black for tires, mechanical rubber goods and specialty carbon black and has manufacturing facilities worldwide. We estimate that including these major global manufacturers, the carbon black industry is composed of approximately 30 significant suppliers, including approximately ten major regional suppliers and another 20 smaller local suppliers. The regional suppliers mainly engage in the manufacturing of standard tire and non-tire rubber products and generally do not offer the differentiated higher value products for higher-end tires, mechanical rubber goods and specialty carbon black applications. Production and end-use are typically regional for rubber carbon black, with only a minor amount of global production shipped between our regions.

The carbon black industry is capital intensive, subject to requirements associated with environmental compliance and requires specific technical production knowledge. Close collaborations between customers and suppliers built on previous success, approval times and a deep understanding of applications technology can create inefficiencies when switching suppliers.

Emerging market economies, especially China, have seen significant carbon black capacity additions in recent years. In 2013, total global carbon black capacity additions was estimated at approximately 496 kmt, of which China represented more than half with approximately 360 kmt. However, additions of capacity in China slowed down from approximately 540 kmt in 2012, while certain markets, such as the European Union and Asia (excluding China), saw reductions of capacity in 2013.

The table below shows the net capacity additions by region in 2011, 2012, 2013 and 2014E-2015E, which are predominantly attributable to rubber carbon black production.

Region	Net Capacity Addition (kmt)
	2011	2012	2013	2014E – 2015E
North America	0	0	0	55
European Union	0	40	(10)	10
Eastern Europe	35	35	122	140
Asia excl. China	50	123	(37)	255
China	400	540	360	700
South America	0	55	0	5
Africa/Mideast	0	20	61	80

Total	485	813	496	1,245

After a decline in 2008-2009, carbon black industry utilization rates improved in all major regions during 2011 and exceeded 80% on a global basis driven by a growing demand resulting from the economic recovery following the global financial and economic crisis. However, in 2012-2013, global utilization rates declined again to approximately 77.0% in 2013, mainly driven by weak local demand in certain regions, including Europe, and increased global capacity. The carbon black industry in China showed different dynamics and gradually improved its utilization rates from approximately 63.9% in 2008 to 74.5% in 2013. Generally lower utilization rates in China compared to other regions, especially to Europe and the Americas, resulted from the recent large capacity additions on top of the existing overcapacity in the region (much of which relates to rubber carbon black and is believed to be unsuitable for use in the Western technology tire manufacturing) in anticipation of further growth. Exports of rubber carbon black from one region to another may not always be economical. In the medium term, demand for carbon black products is expected to grow faster than supply and the utilization rates across all regions are expected to improve until 2015 (Source: Notch 2014 Report).

The table below shows the industry utilization rates by geography for 2011, 2012, 2013 and 2015E.

Region	Utilization Rate
	2011	2012	2013	2015E
North America	87.2%	82.5%	79.5%	84.8%
European Union	90.4%	80.3%	80.8%	83.1%
Eastern Europe	94.1%	90.9%	82.6%	82.8%
Asia excluding China	86.9%	79.0%	77.8%	80.4%
China	70.1%	71.3%	74.5%	73.2%
South America	84.9%	74.8%	80.7%	85.9%
Africa/Mideast	77.4%	66.5%	68.7%	79.1%

World	80.6%	76.6%	77.0%	78.5%

Specialty Carbon Black

Introduction

In 2013, production of specialty carbon black totaled approximately 821 thousand metric tons (kmt), or approximately 7% of total global carbon black demand based on volume. From 2003 to 2013, global specialty carbon black consumption grew at a CAGR of approximately 3.3%, and is forecasted to grow at a CAGR of approximately 4.4% from 2013 to 2015. Over the same period, demand in China is expected to grow faster at a CAGR of approximately 5.2%. Emerging markets are expected to be the fastest growing regions, where growth would be driven by rapid industrialization and usage in new applications.

Specialty carbon black is characterized by highly customized applications that customers are willing to support with higher prices and margins. Specialty carbon black is mainly used in the coatings, polymer and printing industries, as well as in a variety of other special applications, with polymers accounting for the largest proportion of volume usage. Unlike rubber carbon black, specialty carbon black tends to be sold on a global basis, as freight costs represent a smaller component of the final price, making long-distance shipments commercially viable.

Coatings

Global demand for specialty carbon black in the coatings industry was approximately 31 kmt in 2013. From 2013 to 2015, specialty carbon black volumes in the coatings industry are projected to increase to approximately 34 kmt, representing a CAGR of 4.4%. A large part of this growth is expected to be driven by emerging markets with rapid industrialization, increased infrastructure spending and rising vehicle production.

Typical applications for specialty carbon black in coatings include industrial, automotive & transportation, architectural & decorative and other end uses. Industrial applications are highly diversified and are used in a number of industries, including protective and marine, packaging and coil coating. Automotive & transportation applications include auto original equipment manufacturing (OEM), automotive refinish, automotive parts and other transportation vehicle sectors. Examples of architectural & decorative and other end uses cover, among other things, tinting for paints, as well as pigments for textiles and leather goods.

Polymers

Global demand for specialty carbon black for polymers applications was approximately 567 kmt in 2013. From 2013 to 2015, specialty carbon black for polymers applications are projected to increase to approximately 613 kmt, representing a CAGR of approximately 3.9%.

The polymer industry uses specialty carbon black for a wide range of diversified end uses, including film, engineering plastics, packaging, pipes, thermal insulation, synthetic fibers, wire & cable and adhesives & sealants. Demand for these applications is primarily driven by GDP growth and industrial production activity. In emerging regions, wire & cable, adhesives & sealants, injection and blow molding and pipes are expected to benefit from rapid industrialization, new infrastructure spending and increasing car ownership trends. Thermal insulation for high and low temperatures is becoming more and more important as a result of increasing energy efficiency initiatives in several developed and emerging countries. Additionally, end-user sophistication combined with disposable income growth is expected to benefit consumer-oriented applications such as high-end synthetic fibers. For packaging applications, the U.S. Food & Drug Administration (“FDA”) conforming specialty carbon blacks play an increasingly important role in strengthening the consumer protection sector.

Key innovation trends, including light weight vehicle technologies (engineering and conductive plastics, fibers, composites), ultra-high voltage cables, high and low temperature insulation and new technologies for providing clean drinking water, will increase demand for plastics requiring durability and consumer protection. We also believe that specialty carbon black has high potential as a conductive and electrochemical component for the use in energy storage products, including batteries, and expect growth in battery applications.

Printing

Global demand for specialty carbon black for printing inks and toners was approximately 110 kmt in 2013. From 2013 to 2015, volumes in the printing industry are projected to increase to approximately 113 kmt, representing a CAGR of approximately 1.3%.

Specialty carbon black in the printing industry is used in both print media and packaging for coloring, viscosity control and to influence other coloristic properties, such as undertone and gloss. Carbon black-based printing inks and toner improve the readability of printed materials and are relatively stable as they do not fade away over time.

Print media, particularly in developed markets, has been affected by electronic media making in-roads into the newspaper advertising market. Therefore the traditional printing ink market will not see a strong growth in developed markets. We expect countries like China and India to show upward development trends. However, other print media sub-segments, such as magazines and personalized mailings, continue to show strong growth rates even in developed markets. Population growth, rising literacy rates and increased advertising spending continue to drive strong emerging market growth. Higher growth in packaging inks reflects the strengthening and stable characteristics of its consumer-driven end-uses with emerging markets reflecting additional growth from rapid industrialization, higher consumer demand and life style changes, such as urbanization and a focus on convenience. New technologies in non-impact printing will continuously generate additional growth especially in Asia and the Americas.

Rubber Carbon Black

Introduction

In 2013, demand for rubber carbon black products totaled approximately 11.0 million metric tons. Volume demand in this industry grew at a CAGR of approximately 4.0% per year from 2003 to 2013 and is forecast to grow at a CAGR of approximately 4.7% in the period from 2013 to 2015, mainly driven by growth in Asia and the recovery of the global economy. From 2013 to 2015, the demand for tire rubber carbon black in China is expected to grow at a CAGR of 3.7% and at a CAGR of approximately 5.3% throughout the rest of the world, while the demand for mechanical rubber goods is expected to grow at a CAGR of 5.8% and approximately 4.1%, respectively, over the same period.

Tires

Demand for tire rubber carbon black is influenced by several factors, such as (i) positive vehicle trends, including the growing number of vehicles produced and registered, and an increase in the number of miles driven, (ii) increased demand for high-performance tires, (iii) increased demand for larger vehicles, such as trucks and buses, and (iv) various regulatory requirements that create demand for more technically advanced tires. The tire industry has consolidated over the past years with ten companies accounting for a total of nearly 65% of the 2012 tire sales (Bridgestone, Michelin, Goodyear, Continental, Sumitomo, Pirelli, Hankook, Yokohama, Maxxis and Hangzhou Zhongce Rubber) (Source: European Rubber Journal 9/10 2013). The 1990s and early 2000s saw a shift towards Asia in industrial footprint of tire manufacturers. The expansion of tire manufacturing in Asia was primarily driven by the surging number of vehicles in the region resulting from rapid GDP growth and increasing consumer affluence (that is, meeting local demand). With the shift in tire production, Asia also emerged as a major export hub for developed countries. As a result of a shift in tire production to Asia, local production of tires in Europe and North America has lacked local demand growth and even decreased over the past ten years. Following a deep decrease in demand for, and consequently production of, tires during 2008 and 2009 in the midst of the global financial and economic crisis, a recovery has taken place in North America and in Europe. Several tire manufacturers have announced capacity increases for North America coming on stream within the next few years.

Albeit lagging demand, domestic tire production in the European Union had grown at a CAGR of 4.2% between 2001 and peak production in 2006. Following the 2006-2007 peak levels, production fell sharply in 2008 and 2009, but recovered to a pre-crisis level in 2010 and 2011. There was another drop in tire production in 2012 driven by the European sovereign debt crisis and European tire production was still below the 2006-2007 peak levels in 2013. The focus of European manufacturers on high-quality tires allows the European Union to continue being a net exporter of this type of tires, particularly for trucks and heavy vehicles with a positive outlook for 2015 production volumes. North America has had the broadest penetration of lower cost tire imports of any region (Source: LMC International World Tyre Forecast Service 2010 Report). Even before the global financial crisis, local tire production in North America declined in every year between 2004 and 2007 at the expense of an increasing share of imports. Following a sharp (approximately 20%) decrease between 2007 and 2009, the tire manufacturing industry in North America showed moderate improvement in 2010 and still remains around 2010 levels, which is almost 13% below 2007 levels.

The table below provides an overview of the tire production in the European Union and North America in millions of tires, including passenger, truck and bus tires (Source: Notch Reports 2013 and 2014).

Million Tires	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2015E
European Union	308	311	333	353	353	377	377	335	289	367	378	317	319	337
North America	297	293	286	284	273	246	238	222	190	217	221	211	206	215

Global tire demand is split between two major industry segments: replacement tire demand and original equipment tire demand. We estimate that replacement tire demand accounts for more than two-thirds of total tire demand in the developed markets and, historically, has been less volatile than original equipment tire demand. In addition, by type of vehicle the tire market is split between passenger car tires, commercial tires for trucks and busses, as well as specialty tires, such as tires for aircrafts and construction machinery. Volumes of carbon black consumed on a per tire basis (referred to as “loading factor”) differs greatly, based on the type of vehicle, tire quality, tire size and tire lifespan.

As a reinforcing agent, carbon black currently competes primarily with precipitated silica in combination with silane. However, substitution has not been high to date due to carbon black’s large cost advantage and continued technological innovation, which has reduced some of the performance advantages of silica/silane. Carbon black offers certain price advantages over silica/silane. In addition, highly dispersible silica/silane systems are significantly more difficult to process. To date, silica-based tire applications have gained some position in passenger car tire treads, principally in Europe. Carbon black suppliers responded to the threat from silica in the 1990s with a product development push. These efforts narrowed the performance gap relative to silica, particularly in the area of rolling resistance. In 2013, the share of silica in total reinforcing agents used in tires was estimated to be approximately 7% and is expected to increase to approximately 8% in 2015.

Mechanical Rubber Goods

Unlike the tire industry, which represents a single cohesive end-use industry, mechanical rubber goods can be divided into two main applications: automotive and other general rubber goods. Specific items include belts and hoses (such as conveyor belts, transmission belts, v-belts, coolant hoses, hydraulic hoses and fuel hoses) and mechanical and industrial rubber goods (such as seals, gaskets, rollers, sheeting, membranes and wheels). Demand for mechanical rubber goods is influenced by several factors, including positive vehicle trends such as growing number of vehicles produced and registered and industrial production and GDP trends.

The carbon black demand for mechanical rubber goods is characterized by a fragmented industry structure reflecting the number of end-user outlets and a wide variety of products covered by the mechanical rubber goods application. Globally, hundreds of vendors supply this type of rubber goods with the top ten vendors (Continental, Hutchinson, Bridgestone, Tokai Rubber, NOK, Freudenberg, Pinafore, Cooper Standard, Parker-Hannifin and Trelleborg) accounting for approximately 50% of the industry’s top 50 vendors’ non-tire rubber goods sales in 2012 (Source: European Rubber Journal 7/8 2013). Much like the tire industry, a substantial production shift towards Asia has been noted over the past years.

BUSINESS

Overview

We are a leading global producer of carbon black. Carbon black is a form of carbon used to improve certain properties of materials into which it is added. It is used as a pigment and as a performance additive in coatings, polymers, printing and special applications (specialty carbon black) and in the reinforcement of rubber in tires and mechanical rubber goods (rubber carbon black). Historically, our business operated as a business line of Evonik and was acquired by our Principal Shareholders from Evonik on July 29, 2011.

In 2013 and the three months ended March 31, 2014, we generated revenue of €1,339.6 million and €330.5 million on sales volume of 968.3 kmt and 249.3 kmt, respectively, Adjusted EBITDA of €191.1 million and €50.0 million, respectively, and a loss for the periods of €19.0 million and €0.4 million, respectively. We operate a diversified carbon black business with more than 280 specialty carbon black grades and approximately 80 rubber carbon black grades. Our product portfolio is one of the broadest in the industry and is divided into the following segments:

•	Specialty Carbon Black. We are one of the largest global producers of specialty carbon black with an estimated share of global industry sales of approximately 23% in 2013 measured by volume in kmt. Our estimated share of global industry sales of specialty carbon black has remained relatively stable in the past three years (23.3% in 2012 and 23.6% in 2011). We believe that our share of global industry sales measured by revenue is higher, since our product portfolio is weighted towards higher priced premium grades. We manufacture specialty carbon black at multiple sites for a broad range of special applications. Specialty carbon black imparts specific characteristics, such as high-quality pigmentation, UV light protection, viscosity control and electrical conductivity. In 2013 and the three months ended March 31, 2014, Adjusted EBITDA for our Specialty Carbon Black segment was €98.0 million and €25.7 million, respectively, and the Segment Adjusted EBITDA Margin was 25.1% and 25.2%, respectively. This segment accounted for 29.1% and 30.9% of our total revenue, 51.3% and 51.4% of our total Adjusted EBITDA and 19.7% and 20.4% of our sales volume in kmt in 2013 and the three months ended March 31, 2014, respectively.

•	Rubber Carbon Black. We are one of the largest global producers of rubber carbon black. We have a global supply network, and an estimated share of global industry sales of approximately 7% in 2013 measured by volume in kmt, with industry sales shares by volume equal to or exceeding 17% in each of our major operating regions. Our estimated market share for this segment has remained relatively stable in the past three years (7.2% in 2012 and 8.3% in 2011). In 2013 and the three months ended March 31, 2014, Adjusted EBITDA for our Rubber Carbon Black segment was €93.2 million and €24.3 million, respectively, and Segment Adjusted EBITDA Margin was 9.8% and 10.6%, respectively. This segment accounted for 70.9% and 69.1% of our total revenue, 48.7% and 48.6% of our total Adjusted EBITDA and 80.3% and 79.6% of our total sales volume in kmt in 2013 and the three months ended March 31, 2014, respectively.

We have over 75 years of experience and enjoy a long-standing reputation for technical capability in the carbon black industry and its served applications. We provide consistent product quality, reliability, technical expertise and innovation, built upon continually improving processes and know-how through our advanced Innovation Group and through supply chain execution.

Our Innovation Group works closely with our clients to develop innovative products and applications, while strengthening customer relationships and improving communication. Long-term R&D alliances and sophisticated technical interfaces with customers allow us to develop solutions to meet specific customer requirements. As a result, we have been able to generate attractive margins for our specialized carbon black products. Additionally, our Innovation Group works closely with our operations group to improve process economics with new process equipment designs, operating techniques and raw material selection.

We operate a modern and comprehensive global supply chain network comprising 13 wholly-owned production plants (one in Germany, four in the United States, two in South Korea and one each in Brazil, Poland, Italy, France, Sweden and South Africa) and our German JV. We are currently seeking to acquire QECC, in which Evonik has a majority interest. The acquisition is subject to negotiations with Evonik and between Evonik and its joint venture partner, as well as Chinese government review, and we are unable to predict whether or when the acquisition will occur or whether completion of the acquisition is probable. We believe that this acquisition, if completed, would improve our ability to serve the Chinese market over and above our current use of our global network for exports to China. See “Risk Factors—Risks Related to Our Business—We may not be able to compete successfully in the industries and markets in which we operate.”

The charts below illustrate our revenues (including freight charges) by geographic location, and our Adjusted EBITDA by segment for the two most recent reported periods, 2013 and the three months ended March 31, 2014:

Prior to the Acquisition (Period ended July 29, 2011), revenues by geographic location as a percentage of total revenues were as follows: 42% from Europe, 24% from North America, 21% from Asia, 5% from Brazil, 6% from Africa, and 2% from other locations. For the period after the Acquisition (Period ended December 31, 2011), revenues by geographic location as a percentage of total revenues remained largely the same, with a slight decrease in Europe to 40% and an increase in North America to 26%. In 2012, percentage revenues from Europe decreased further to 35% of total revenues and revenues from North America increased further to 29% of total revenues, while revenues from Brazil increased to 7% of total revenues, Africa decreased to 5% of total revenues, Asia increased to 22% of total revenues and revenues from other locations remained stable as a percentage of total revenues.

Our Adjusted EBITDA by segment, as a percentage of total adjusted EBITDA, has remained relatively stable, with some fluctuations since the Acquisition: for Specialty Carbon Black, 51% in 2013, 48% in 2012 and 45% for the Period ended December 31, 2011, and for Rubber Carbon Black, 49% in 2013 52% in 2012 and 55% for the Period ended December 31, 2011.

Our Strengths

We believe that the factors set forth below provide us with a competitive advantage.

Leading Industry Positions in the Growing Specialty and Rubber Carbon Black Markets

We are a leading global producer of carbon black with more than 75 years of experience in the industry and operations in all major economic regions of the world. We are one of the largest global producers of specialty carbon black with an estimated share of global industry sales of approximately 23% measured by volume in kmt in 2013. We believe that our share of global industry sales measured by revenue is higher, since our product portfolio is weighted towards higher priced premium grades. We are the third largest producer of rubber carbon black in the world and we have a global rubber carbon black distribution network. We had an estimated share of global industry sales in rubber carbon black of approximately 7% measured by volume in kmt in 2013. Rubber carbon black sales are largely regional, since transportation costs are high relative to sales price. Accordingly, we believe that in most of our key operating regions, our estimated rubber carbon black share of global industry sales is higher than our global share based on volumes. For example, we estimate that in 2013 we held higher rubber carbon black shares of industry sales relative to our 7% global share in the European Union (17%), North America (18%), South Korea (35%), South Africa (96%) and Brazil (19%). As a result of our global footprint, long-standing customer relationships, production and applications know-how and expertise, and our ability to meet the capital and regulatory requirements of the carbon black industry, we believe that we are well placed to maintain our leading industry positions.

We expect the markets we serve to continue growing. Our Specialty Carbon Black segment provides the polymers, printing, coatings and special applications markets with highly customized, application-driven products that impart specific product characteristics, such as high-quality durable pigmentation, UV protection, viscosity control and conductivity. We expect these markets to continue growing because of increasing urbanization, changing packaging requirements and higher quality consumer demands. Our Rubber Carbon Black segment serves the tires and mechanical rubber goods markets and should continue to benefit from increasing mobility trends around the globe, which tend to increase demand for original-equipment tires, and from the larger, more stable market for replacement-tires.

Leading Technology and Product Innovation Platform that Drives Higher Margin, Specialty Niche Product Offering

We have a long-standing reputation in the carbon black industry for production expertise, innovation and applications knowledge. Our production and applications know-how allows us to develop high-quality products tailored to meet specific customer requirements. We have state-of-the art research facilities, including pilot plants, simulation technologies, lab scale manufacturing equipment and sophisticated testing laboratories where physicists, chemists and engineers analyze various carbon black properties with a view to developing new products, improving technical process efficiencies and realizing cost savings. Our Innovation Group works closely with our clients to develop innovative products and applications, while strengthening customer relationships and communication. We believe that this collaboration provides us with an understanding of customer needs and improved industry knowledge, reducing time to market for new products. For example, since 2012 we have successfully launched more than 20 new products, including highly oxidized grades for printing and coatings and conductive grades for polymers, printing and new markets, such as battery electrodes. In 2013, we reorganized and consolidated our Innovation Group in one location in Germany (with branch technical centers in the United States, South Korea and China) and placed it under leadership of a newly hired Senior Vice President—Innovation. This reorganization strengthens cooperation among our R&D, applications technology and process development teams to facilitate innovation and bring new products to market faster.

Carbon black product properties are influenced by the choice of production technology and operating parameters. We believe that we have the largest array of production and treatment technologies and therefore one of the broadest product offerings in the industry, including products for specialized niche applications and end-uses, such as coatings, polymers, inks, batteries, tires and mechanical rubber goods. At present, we believe that we are the only global carbon black producer with the ability to produce specialty carbon black using the current four production processes: furnace, gas, lamp and thermal black. As a result, we can maintain a broad product portfolio and offer tailored products for specialized niches of both the specialty carbon black and the rubber carbon black industries.

Global, Well Invested and Flexible Production Network

In 2013, we generated approximately 34% of our revenue by sales in Europe, 28% in North America, 23% in Asia, 7% in Brazil, 5% in Africa and the remainder elsewhere. Our production footprint supports this sales pattern as we operate a modern global supply chain network of four plants in the United States, two in South Korea, two in Germany (one wholly-owned and one jointly-owned) and one each in Brazil, Poland, Italy, France, Sweden and South Africa. This global manufacturing presence and sales reach provides us with a competitive platform to serve our customers. Our broad geographical presence supports global purchasing and expands our access to different feedstock sources around the world. Our broad presence allows us to compete regionally on a cost-effective basis because of the relatively high transportation costs of rubber carbon black, which make most inter-regional shipments less competitive. We offer our customers backup supply capabilities in the event of supply disruptions or unexpected peaks in demand and, in each year since the Acquisition, we augmented supply across regions in times of high demand from our global production and supply platform. Our global supply network allows us to quickly establish credentials with customers in new locations and those seeking consistent supply across regions. For example, a customer that uses our products in Asia recently opened new facilities in the United States and purchased our product for the new facilities as well. Similar facilities built by Asian producers in Europe and by Japanese producers in China have also sought our materials. In specialty carbon blacks, we have been successful in translating grades for global customers produced in one region to another production site due to the strength of our reputation, our technical support and our consistent global quality.

We believe that our strategic locations in key regions of the world provide us with a logistical advantage to capitalize on present and future industry trends. The geographic diversity of our operations also lowers our dependency on any particular region. Our specialty carbon black production sites are located in strategic parts of Europe, North America and Asia. We serve customers globally, with plants, technical application staff and labs in close proximity to key customer sites. The scale and breadth of our product offering positions us to take advantage of favorable trends in both developed and emerging countries. We believe we are well placed to serve the key emerging growth markets through our manufacturing presence in South America (Brazil), Sub-Saharan Africa (South Africa), Asia (South Korea) and Eastern Europe (Poland). The acquisition of QECC, if completed, would improve our presence in China. In addition, following the Acquisition, we established a presence in Malaysia, Thailand, India and the UAE and are scheduled to open a business office in Indonesia by the end of 2014. Our diverse and flexible production and sales network also lowers our dependency on individual products, raw materials and end-uses.

We have recently invested in strategic sites to increase the capacity and flexibility of our production platform. For example, we increased our capacity by adding a new rubber carbon black production line in South Korea, which freed capacity in existing units for potential further specialty carbon black production. This line began operations in 2013. We are also making incremental capacity increases at various sites in the United States, Brazil and Southern Europe to meet demand from tire and mechanical rubber goods producers. In addition, in 2014, we commissioned a specialty carbon black after-treatment facility in Germany for higher margin products and are currently revamping a rubber carbon black line in Texas to produce specialty carbon black grades. These improvements allow us to opportunistically shift our capacity to produce higher margin products, including shifting from rubber carbon black for tires to rubber carbon black for higher-end mechanical rubber goods and specialty carbon black.

Since the Acquisition and until the end of 2013, we invested €165.5 million to upgrade, make more flexible and streamline our production network, to install cost-saving equipment such as energy recovery equipment and to provide for technological innovation in our manufacturing process. This effort was supplemented by a substantial increase in resources dedicated to sales and technical support for specialty carbon black, especially in higher growth markets such as China, Sub-Saharan Africa and South America.

Long-standing, Deep Relationships with Blue-chip Customer Base

We are a supplier to approximately 1,000 customers and operate in more than 90 countries, and have been a long-term supplier to many blue-chip companies. We serve approximately 700 customers in our Specialty Carbon Black segment and approximately 300 customers in our Rubber Carbon Black segment. We serve many of the largest, strategically positioned, global users of carbon black, many for over 30 years, including BASF, PolyOne and AkzoNobel in specialty carbon black products, Bridgestone, Goodyear and Michelin in tires and Cooper Standard, Hexpol and Hwaseung in mechanical rubber goods. We believe that our reputation results from our focus on high product quality, consistency, reliability and innovation and our ability to customize our products, combined with locally-based technical product and applications support and key account management. We believe that these qualities have helped us achieve a preferred supplier status with many blue-chip customers.

Specialty and rubber carbon black applications require rigorous testing and approval processes, some of which can be lengthy. We believe that these processes, as well as the high degree of customization for a number of our products, help promote long-term customer relationships.

Flexible Contracts with the Ability to Pass Through Raw Material Cost Increases

We have a proactive price and contract management strategy, which supports our efforts to preserve our margins by passing feedstock and energy cost increases through to our customers on a timely basis. In recent years, global oil prices have fluctuated significantly; for example, Brent crude oil prices increased from $76 per barrel in May 2010 to a peak of $125 per barrel in March 2012, declining to $108 per barrel by the end of April 2014 (Source: U.S. Energy Information Administration). A significant portion of our contracts have formula-driven price adjustment mechanisms for changes in raw material and energy costs (approximately 72% in the Rubber Carbon Black segment and approximately 42% in the Specialty Carbon Black segment, based on sales volumes in kmt in 2013). Most of our indexed contracts allow for monthly price adjustments, while a relatively small portion allow for quarterly price adjustments. Terms of our non-indexed contracts are usually short and we review sales prices under these contracts regularly to reflect raw material and energy price fluctuations as well as overall market conditions. We also believe that our indexed and short-term contracts position us well to pass changes in raw material and energy costs through to our customers in a reasonably timely fashion. We also believe that this practice has enabled us to maintain our Segment Adjusted EBITDA Margins since the Acquisition, despite significant fluctuations in oil and other raw material prices, and largely obviates our need to engage in financial transactions to hedge against oil price fluctuations. For additional information about our price and contract management strategy, see “—Marketing, Sales and Customer Contracts—Flexible Contracts” and “Management’s Discussion of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Raw Material and Energy Costs.”

Strong Operating Earnings Growth and Cash Generation Since the Acquisition

Since the completion of the Acquisition, we improved our profitability by achieving higher operating margins for both the Specialty Carbon Black and Rubber Carbon Black segments, implementing operating efficiencies, enhancing raw material sourcing, improving our production facilities. Our raw material sourcing targets better prices as well as better yields. Improvements of production facilities were achieved through streamlining projects and by the installation of cost-saving equipment. These measures helped increase our Contribution Margin per Metric Ton from €351.7 million in the post-Acquisition period ending December 31, 2011 to €409.4 in the full year 2013 (our Gross Profit per Metric Ton was €215.2 in the post-Acquisition period ending December 31, 2011 and €277.6 in the full year 2013). We have also managed to achieve a leaner cost structure on a stand-alone basis, replacing the full overhead structure provided by Evonik with no net headcount increase, while also reducing headcount overall.

We also improved our cash generation by reducing our Net Working Capital requirements by improving inventory and supply chain management, feedstock purchasing, production scheduling and receivables and payables management. Since the Acquisition, our management reduced the average number of days for which we need to maintain Net Working Capital from over 100 days to less than 70 days.

Since the Acquisition, we have been able to reduce our outstanding debt by repaying portions of our Senior Secured Notes, with the outstanding principal amount of those notes declining by €78 million from the end of 2011 to the end of 2013. We were able to reduce our indebtedness during this period despite the significant investments we have made in improving our manufacturing infrastructure since the Acquisition. As a result, coupled with growing Adjusted EBITDA, we have been able to reduce our Net Leverage Ratio (Net Debt at period end as a multiple of Adjusted EBITDA for the trailing 12 months) from 4.77x at the end of 2011 to 3.94x at the end of 2013. We expect to achieve a substantial further reduction in leverage upon the completion of this offering and the Refinancing.

Highly Experienced, Entrepreneurial Management Team with Proven Track Record

Our senior management has an average of more than 20 years of business and industry experience. Our chief executive officer, Jack Clem, joined an affiliated joint venture of the business in 2001 and has over 35 years of experience in the performance materials and chemicals industry, with a significant portion of his career in carbon black. Our chief financial officer, Charles Herlinger, has served as chief financial officer for both public and private companies. Our senior managers are veterans of global materials businesses and have a track record of achieving profitable growth and managing through economic cycles. In addition to our experienced management team, the company leadership was further enhanced after the Acquisition by the addition of senior key members. Of the eight Executive Officers currently reporting to our chief executive officer, five joined the company after the Acquisition.

Overall, we responded quickly to the global economic downturn in 2008 and 2009 with the implementation of a restructuring program, including plant closures, reduced overhead costs, reduced product portfolio complexity and improved sourcing, which allowed us to take steps to further strengthen our asset base and competitiveness. After the Acquisition, our management successfully implemented our carve-out plan faster than targeted by our shareholders, making substantial improvements in operational processes, such as headcount reduction, talent upgrading, operating margins, customer and product mix management, working capital management, financial transparency and supply chain effectiveness.

Our Strategy

We intend to use our core competencies in carbon black production and end-use application knowledge to continue strengthening our market shares, our long-term profitability and our position as a preferred supplier in major markets around the world, as follows:

Continue Strengthening Our Leadership Position in Specialty Carbon Black

We believe that our share of global industry sales for the Specialty Carbon Black segment demonstrate that we are a global leader in these carbon black products. We intend to continue strengthening our position as a premium producer of these products by increasing our presence in the markets we serve. We expect this growth to be driven by new premium performance specialties to address increasing customer requirements and by expanding both our technical sales coverage and production platforms to better supply emerging markets where historically we have been under represented. Since the Acquisition, we have increased personnel in our specialty carbon black sales force by approximately 15%. We will continue upgrading and expanding our technical sales support capabilities by recruiting and retaining regional industry experts in specialty carbon black applications and key account management. We also plan to implement initiatives to match local production with local demand by expanding our specialty carbon black capacity in regions such as Asia and South America. We will continue our shift to higher margin products as opportunities arise and through ongoing investment in facilities, technology and R&D.

We have focused our innovation efforts on certain “Lighthouse Projects”, which we define as those critical initiatives targeted at delivering premium products for high value applications such as conductive materials, advanced insulation materials, battery applications and the next generation of coatings. Our investments in after-treatment facilities in Germany came on line in early 2014 and are expected to help support continued growth in these materials. A new generation reactor is planned commence operation in 2015 in Germany, adding another advanced technology to our production platform. This unit will be directed to specialized materials for proprietary applications. The trend of shifting rubber carbon black production to specialty carbon black capacity will continue with the next line conversion scheduled for late 2014 in the United States. Planning is underway for similar conversions in Asia and South America, following recent conversions at Malmö (Sweden) and Belpre (Ohio).

Continue Increasing Our Rubber Carbon Black Margins While Growing Globally With Our Customers

We are a leading supplier to the rubber industry and one of only three providers capable of serving the large multi-national rubber companies on a global basis. We expect to grow our business by expanding our production to meet the demands of our customers in our regional markets. These markets are expanding with the growing mobility trends around the world and we are well situated to supply these regions with a strong production footprint.

We have expanded capacity in South Korea and will be using the additional volumes of this unit to address the markets in South Korea and the larger Asia-Pacific region, which should help to expand our market share in that region. We are also seeking to acquire QECC, which would give us better access to the Chinese market for rubber carbon black, a market we believe offers significant opportunities for profitable growth and which we currently serve only through export channels. We are also actively seeking other acquisition opportunities and joint venture partners in China to further expand our rubber carbon black production base (as well as provide a future platform for specialty carbon black production). Planning is underway to increase capacities in our facility in Paulinia (Brazil) to meet the demands of major tire and mechanical rubber companies that are expanding in South America. Our plant in Jaslo (Poland) is well situated to serve the growing Eastern European market. As this region grows, we will be prepared to add capacity to this facility. We have recently taken steps to eliminate bottlenecks in our U.S. platform in order to meet additional demand as tire companies commission new manufacturing facilities in the United States. This new capacity should allow us to increase production in response to a recently completed long-term contract with a major international customer in this region.

We also seek to improve the profitability of our rubber carbon black business by developing applications in higher-margin markets for mechanical rubber goods and specialty tire requirements. For example, we recently increased capacity in South Korea and Southern Europe for mechanical rubber goods grades that offer improved performance in compounds for automotive sealing systems. We are also supporting our customers’ efforts to meet labeling requirements for tires in Europe and those to come in the United States, South Korea and other countries, by ensuring consistent quality within tightening specifications from our global network. A major “Lighthouse Project” is also underway to commercialize new grades of rubber carbon black that offer a substantial increase in tread life while maintaining other properties such as rolling resistance and traction.

We recently upgraded our global management information system, which has provided greater visibility into the functioning of our global production, distribution and sales network. As a result, we are better positioned to continue improving our customer and product mix by shifting to more profitable customer/location/grade combinations. Our global management information system also supports enhanced efforts in price discipline and management of cost increase pass-throughs where necessary and should help us gain a more strategic balance in our relationships with our global key accounts and larger regional accounts, to avoid over-reliance on any one region or customer. Our improved system also provides a better view of production network utilization and optimization opportunities. For example, we ceased production in our Sines (Portugal) plant in December 2013 in order to concentrate our European production platform into fewer, more efficient facilities. The plant accounted for €4.4 million of regular depreciation, labor, rent, repair and maintenance, external services and insurance costs in 2013.

Strengthening the Competitiveness of Our Operations

We have improved the operating efficiency of our business since the Acquisition. Our goal is best-in-class operating economics in our production platform and a streamlined business structure for Orion as a whole.

We believe that our current operational efficiency, flexibility and reliability give us a competitive foundation for future value-creation. We intend to continue our production and energy efficiency initiatives by further exploiting alternative feedstock sources, while optimizing our feedstock and energy purchasing and pricing methods. We will continue upgrading our production lines with the higher efficiency “Orion Design” reactors, which are expected to help increase yield and improve reliability. We recently commissioned “Orion Design” reactors in Ivanhoe (Louisiana) and Orange (Texas) and plan to install such reactors in several other facilities in the United States as well as in Asia and South Africa. We have seen strong increases in global energy efficiency since we installed upgraded heat-recovery equipment in a number of our plants and expect to continue this upgrade at other plants as opportunities for efficiency improvements arise.

Since the Acquisition we have adopted a series of best-practices in our production network. These new standards and approaches have helped us increase our operating efficiencies without significant capital expenditure and will add more value as we continue to develop them. We will continue to focus managerial resources on bringing all of our facilities into line with these higher standards while systematizing our improved practices to make the gains sustainable.

We have used similar best-practices standards for our HPO initiative. HPO is targeted at redesigning work processes and increasing employee involvement to improve productivity. We began operating as an independent company with well over 1500 employees at the time of the Acquisition. Despite having to hire more than 60 administrative personnel to provide a range of services previously provided by Evonik, as a result of certain headcount reduction initiatives we reduced our personnel to 1405 at the end of 2013. The closure of our Sines (Portugal) plant in December 2013 will lead to a further headcount reduction of approximately 35 FTEs in 2014. Our headcount reduction efforts included a continuing talent upgrade program that has resulted in the reduction of well over 250 personnel, replaced with approximately 100 higher-qualified personnel. A key success in this area has been the revamping of our senior management team, replacing a majority of the positions with globally experienced senior managers. In addition, we intend to continue implementing a more efficient corporate and management structure at less senior levels, coupled with compensation arrangements that strengthen incentives for our employees with individual performance-linked bonuses based on value creation and cash generation.

We intend to further improve our global management information system to provide better transparency and improve organizational efficiencies, having completed in 2013 the rollout of our globally standardized SAP platform. Such transparency permits better pricing and portfolio mix decisions, clear cost accountability within the organization and improved performance through continued pursuit of best practices in distribution methods and supply chain management, including global inventory management, integrated sales and production planning and process efficiency upgrades. Our operations key performance indicator system provides management with a more timely and consistent view of the critical operating parameters of our platform around the globe. A specialized team of engineers is ready to act quickly on anomalies identified by the newly commissioned system.

History and Development

General

As of the date of this prospectus, we are a Luxembourg limited liability company (société à responsabilité limitée), with a registered office in the city of Luxembourg, Grand Duchy of Luxembourg. We were incorporated on April 13, 2011 under the name Kinove Luxembourg Holdings 2 S.à r.l. and are registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés) under number B 160558. On May 8, 2014, we changed our name from Kinove Luxembourg Holdings 2 S.à r.l. to Orion Engineered Carbons S.à r.l. Following the date of this prospectus, but prior to the completion of this offering, we will change our legal form to become a Luxembourg joint stock corporation (société anonyme or S.A.) and our name will change to “Orion Engineered Carbons S.A.” Our registered office is located at 15 rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg, and our telephone number is +352 270 48 06 0. Our website address is www.orioncarbons.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

Overview

Our history goes back to the 1930s, when Degussa (a predecessor to Evonik) acquired a small carbon black plant in Cologne, Germany, which became one of our major production sites. In the 1980s, we focused on international expansion of the carbon black business and acquired production plants in the United States, several European countries and in South Africa. In the 1990s, we continued our international carbon black acquisition strategy through the acquisition of a South Korean carbon black business. In addition, a plant in Poland was acquired, and a greenfield facility was built in Brazil. In recent years, through various management initiatives, we have accelerated our focus on specialty carbon black. Since 2000, we have increased our specialty carbon black capacity in kmt by approximately 90%, and we intend to continue increasing this capacity in the future.

Our Principal Shareholders acquired our business from Evonik on July 29, 2011 and formed a stand-alone carbon black business that was renamed “Orion Engineered Carbons.” We operate our business through a number of direct and indirect subsidiaries. The following organizational chart presents the percentage ownership and jurisdiction of organization of our significant subsidiaries:

Over the last two years, we installed a new production line in Yeosu (South Korea) and an after-treatment facility in Cologne (Germany). In addition, following an intensive review of European carbon black operations, we ceased production at our Sines (Portugal) facility in December 2013 to concentrate our European production platform into fewer, more efficient facilities.

Products and Applications

We have a diversified carbon black production platform across the Specialty Carbon Black and Rubber Carbon Black operating segments. In 2013 we offered more than 280 specialty carbon black grades and approximately 80 rubber carbon black grades under a number of well-recognized brand names and trademarks. Our product portfolio is one of the broadest in the industry. Our product and geographic diversity exposes us to a wide variety of applications and industries, which in turn lowers our dependency on individual customers or regions. Our overall product portfolio benefits from higher margin specialty carbon black products and stable margin rubber carbon black products.

We continuously strive to meet our customers’ changing demands and adjust our products accordingly, as well as to enhance our product portfolio with innovations. In our Specialty Carbon Black segment, we launched several new ozone oxidized specialty carbon black grades for coatings and printing applications, as well as several new conductive carbon black grades for polymers, printing and new markets, such as for battery electrodes. In our Rubber Carbon Black segment, we developed two new product families: PUREX® for mechanical rubber goods (MRG) applications, which complies with high cleanliness requirements, and ECORAX® for tires, which is characterized by improved tire properties of wear and fuel consumption.

Specialty Carbon Black

Overview

We are one of the largest global producers of specialty carbon black with an estimated share of global industry sales of approximately 23% measured by volume in kmt in 2013. We believe that our share of global industry sales measured by revenue is higher, since our product portfolio is weighted towards higher priced premium grades. We manufacture specialty carbon black at multiple sites for specialized applications. Specialty carbon black imparts specific characteristics, such as high-quality pigmentation, UV light protection, viscosity control and electrical conductivity.

In 2013, our Specialty Carbon Black segment generated €390.3 million in revenues, 190.6 kmt in sales volume, €98.0 million in Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin of 25.1%. The Specialty Carbon Black segment has a relatively balanced product mix divided into four sectors: Coatings, Polymers, Printing and Special Applications. In 2013, Polymer applications accounted for about two thirds of our sales volume measured in kmt, Printing accounted for nearly 20%, while Coatings, Special Applications and cross-sector sales to distributors represented the remainder. Our mix of specialty carbon black products is more balanced when measured in terms of Adjusted EBITDA.

Our Specialty Carbon Black segment generates higher margins per metric ton than our Rubber Carbon Black segment, with the highest margin per metric ton in Coatings. We believe the key driver of attractive margins in specialty carbon black is innovation supported by our Innovation Group, which works in close coordination with our customers and the technical marketing support. We provide assistance to our customers through the whole value chain, including product formulation, technical support, product handling, packaging, logistics, supply chain management and final application.

We are recognized by our customers as a leading innovator and manufacturer of customized products fitting specific application needs. Our specialty carbon black customer base is relatively diverse, with the top five customers accounting for approximately 32% of the Specialty Carbon Black segment sales volume in 2013. We have been supplying most of our blue-chip customers for a period of over 30 years.

Coatings

Product and Application Portfolio

We have a broad Coatings product portfolio, which includes products used for pigmentation in pure black coatings (for example, in automotive basecoats), for conductivity and for tinting in all other coatings, as well as for paints and for light tinting in transparent coatings (for example, for metallic effects and wood glazing). The variety of our manufacturing processes allows the creation of specialty carbon black with different morphological and chemical properties, thereby giving some of our products unique characteristics. Coatings-related specialty carbon black products are manufactured in Cologne (Germany), Yeosu (South Korea) and Belpre (Ohio), as well as at the German JV in Dortmund (Germany).

The following table provides examples of our Coatings applications.

Coatings	Automotive	General Industrial	Architectural & Decorative
Applications	Automotive original equipment manufacturing Automotive refinish Automotive parts	Wood, coil and plastic coatings Protective and marine Aerospace Packaging	Architectural Decorative

Attributes	Pigmentation High jetness and blue undertone Conductivity	High-performance tinting Conductivity	Tinting

Brands	PRINTEX® NEROX® LAMP BLACK GAS BLACK SPECIAL BLACK	PRINTEX® NEROX® LAMP BLACK GAS BLACK SPECIAL BLACK	PRINTEX® NEROX® LAMP BLACK GAS BLACK SPECIAL BLACK

Customers

We believe that the global Coatings industry consists of a few key suppliers that account for approximately half of the global Coatings capacity. However, the mid-size players are driving innovation for formulations, specific product customization and quality. We believe we have demonstrated the ability and have the application technology platform to play a substantial role in this process and to meet demanding customer requirements. The customized nature of Coatings products leads to attractive margins in the industry.

We supply many of the Coatings industry’s blue chip and mid-size customers and have longstanding relationships with several major global customers. We have been serving several of the key industry players, including AkzoNobel, Axalta, BASF, Nippon Paint and PPG, for over 30 years. The Coatings market is relatively fragmented, although our top five customers account for approximately 50% of Coatings sales volume in 2013.

Polymers

Product and Application Portfolio

Polymers are the largest end-use market for specialty carbon blacks. Our Polymer portfolio is one of the broadest in the industry and, supported by an application technology platform, enables us to cover most of the product demand spectrum. Our Polymer applications products are manufactured in Cologne (Germany), Malmö (Sweden), Yeosu (South Korea), Bupyeong (South Korea), Belpre (Ohio), Borger (Texas) and Paulinia (Brazil), as well as at the German JV in Dortmund (Germany).

Our Polymers portfolio is tailored to meet specific industry and customer needs. For example, potable water pipes made of polyethylene, agricultural films, cables and other articles exposed to UV radiation (sunlight) need to be protected against polymer degradation and subsequent deterioration of mechanical strength. We offer tailor-made products that not only provide efficient UV protection but also provide additional benefits, such as good processing properties and easy handling. Products offered also meet special performance criteria, including food-contact compliance and spin-fiber quality.

In addition to UV protection, our portfolio includes products from standard- to high-performance grades designed and modified to provide electrical conductivity, antistatic and reinforcing properties to many different polymer articles, including high-voltage cables, films, boxes and high pressure pipes.

Our portfolio offering targeted at fiber products and technology represents a niche growth area and provides a combination of a broad range of jetness with good filterability. Certain of our polymer products have a bluish undertone, which makes these grades especially attractive for high-performance fibers in textiles, with luxury touch and feel. Ultra clean products provide good process stability during the small and thin fiber manufacturing processes.

The following table provides examples of our polymers applications.

Polymers	Pipe	Wire & Cable	Films	Blow & Incection Molding	Fiber	Thermal Insulation	Other
Applications	Pressure pipes (water, gas) Irrigation Sewage pipes Conductive pipes/hoses	Power cables (LV to HV) Jacketing	Agricultural Packaging Geomembrane Foil Laminations	Packaging Housing Container Automotive	Textile Industrial Non-Woven	Construction	Thermosets TPE profiles Plastics
Attributes	Dispersibility UV protection Conductivity	Dispersibility UV protection Conductivity	Dispersibility UV protection Coloring	Dispersibility UV protection Conductivity	Dispersibility Coloring	IR absorption	Thixotrophy Dispersibility Coloring Reinforcing UV protection
Brands	PRINTEX® AROSPERSE HIBLACK®	PRINTEX® HIBLACK®	PRINTEX® AROSPERSE HIBLACK®	PRINTEX® AROSPERSE HIBLACK®	PRINTEX® AROSPERSE GAS BLACK	LAMP BLACK AROSPERSE	PRINTEX® AROSPERSE HIBLACK® LAMP BLACK

Customers

Due to the diverse nature of Polymer applications (construction, general industrial, engineering, automotive and packaging), the customer base for Polymers tends to be wide-ranging from regional and international master batch producers to global integrated petrochemical and polyolefin producers. We supply many of the plastics industry’s blue-chip customers and supply leading customers in each region. We have been serving certain of our key customers, including Ampacet, Borealis, DYM, MDI and PolyOne, for over 30 years. Our top five customers accounted for approximately 41% of Polymers sales volume in 2013.

Printing

Product and Application Portfolio

We have a broad Printing product portfolio with a large number of grades for different printing technologies and applications. We apply different process technologies to offer highly specialized products that meet specific requirements, including compliance with food-contact regulations and specially formulated products with different coloristic properties (such as undertone, optical density and gloss), rheological effects and dispersibility functions. Specialty carbon black products for the Printing industry are mainly manufactured in Cologne (Germany), Yeosu (South Korea), Belpre (Ohio) and Paulinia (Brazil), as well as at the German JV in Dortmund (Germany).

We focus on Printing products with the highest potential for specialty applications, such as packaging and specialty niches. Consequently, relatively low-end newspaper and other print media applications represented only a small portion of our overall specialty carbon black sales in 2013. Margins in specialty Printing applications are relatively high, as their producers must meet and balance numerous technical properties. These properties include ease of dispersion, processing, handling, formulation requirements, final product performance hold-out, rub resistance and, most importantly, coloristic properties, such as optical density, gloss, light-fastness and color tone. Our specialty carbon black product portfolio supports printing ink manufactures in achieving these attributes.

Packaging inks require special rheology, dispersion and wetting behavior properties. For example, UV curing inks on nonporous substrates require special surface chemistry for wetting, flow, color and stability. We are recognized by our customers for our low structure, surface after-treated, post-oxidized Printing carbon black products.

The following table provides examples of our printing applications.

	Packaging			Print Media
Printing	High-end Packaging	Packaging	Display Advertising	Publication (magazines)	Special Applications	Books, Posters, Brochures	Newspaper
Applications	Liquid inks UV curing Sheetfed Screen	Liquid inks	Heatset Sheetfed Screen	Heatset Sheetfed Publication gravure	Screen Water- based gravure UV curing	Sheetfed UV curing	Water-based flexo Coldset
Attributes	Coloring Gloss Food contact regulations Wettability	Coloring	Coloring Gloss Moderate flow Wettability	Coloring Gloss Good flow Low abrasion	Coloring Gloss Moderate flow Wettability	Coloring Gloss Moderate flow Wettability	Coloring
Brands	NEROX® PRINTEX® SPECIAL BLACK	PRINTEX® HIBLACK®	NEROX® HIBLACK® PRINTEX® SPECIAL BLACK	PRINTEX® HIBLACK®	PRINTEX® SPECIAL BLACK	PRINTEX® SPECIAL BLACK	PRINTEX® HIBLACK®

Customers

The global Printing industry has been undergoing consolidation over the past few years. Currently, the industry is dominated by a few key suppliers. We estimate that the top 10 suppliers account for approximately 80% of global printing capacity in 2013. Sourcing decisions for the Printing industry are largely based on specialty carbon black product attributes. For low-end applications, decisions are made based primarily on price. For high-end applications, the required degree of product and technology know-how makes purchasing decisions less price sensitive. We play an important role in helping our customers develop customized Printing solutions and are recognized by customers as a preferred strategic and technical partner. We have been serving certain of our key customers, including major positions at CRT Graphics, Flint Group, Siegwerk, Sun Chemical and Toyo Inks, for over 30 years. Due to the relatively consolidated nature of the Printing industry, our top five Printing customers accounted for approximately 75% of Printing sales volume in 2013.

Special Applications

The Special Applications product category comprises applications not included into our Coatings, Polymers and Printing portfolios, such as, silicones, non-woven textile, building materials, battery electrodes metallurgical, agrochemicals and carbon brushes. Our top five customers accounted for approximately 63% of Special Applications sales volume in 2013.

Distribution

We sell most of our specialty carbon black products directly to our customers and only a smaller part of our sales is made via external channel partners and distributors. External channel partners and distributors generally sell our products to smaller customers, who do not negotiate with us directly. These sales are made across all our specialty carbon black applications, including Coatings, Polymers, Printing and Special Applications.

Competition

We are one of the largest global producers of specialty carbon black with an estimated share of global industry sales of approximately 23% measured by volume in kmt in 2013. We believe that our share of global industry sales measured by revenue is significantly higher, since our product portfolio is weighted towards the higher priced premium segment of the specialty carbon black market. Cabot and Birla were the other two large global producers of specialty carbon black with shares of global industry sales of approximately 23% and 17%, respectively, in 2013 based on volume (Source: Orion internal study with AT Kearney). All top three producers of specialty carbon black use their R&D and applications technology platforms to tailor products to customer needs and to introduce their products into new application niches.

Rubber Carbon Black

Overview

We are one of the largest global producers of rubber carbon black with an estimated global industry sales share of approximately 7% in 2013 measured by volume in kmt. Rubber carbon black sales are largely regional, since transportation costs are high relative to sales price. Accordingly, we believe that in most of our key regions, our estimated rubber carbon black share of global industry sales is higher than our global share based on volumes. For example, we estimate that in 2013 we held higher rubber carbon black shares of industry sales relative to our 7% global share in the European Union (17%), North America (18%), South Korea (35%), South Africa (96%) and Brazil (19%). In 2013, our largest rubber carbon black customer accounted for approximately 12.1% of our consolidated revenue with no other customer exceeding 10% of our consolidated revenue.

In 2013, our Rubber Carbon Black segment generated €949.4 million in revenues, 777.7 kmt in sales volume, €93.2 million in Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin of 9.8%.

Rubber carbon black is primarily used for reinforcement of rubber compounds and to adjust specific performances of rubber articles. Based on the application of rubber carbon black, we have divided the Rubber Carbon Black segment into two categories: Tires and Mechanical Rubber Goods (MRG). Relative to our competitors, we believe that we have higher sales revenue from mechanical rubber goods due to higher margins on such products.

We hold leading positions in the major rubber carbon black industries and have access to emerging regions through our production sites and sales offices in Asia, South America, Eastern Europe and South Africa. Our plant in Brazil provides an additional platform for growth in rubber carbon black in South America, with the ability to shift production capacity from tires to mechanical rubber goods and specialty carbon black applications.

Tires

Product and Application Portfolio

We offer a broad Tire product portfolio which includes high reinforcing grades and semi-reinforcing grades. Fine particle reinforcing grade carbon blacks are used mostly in the tread of tires. Other reinforcing grade carbon blacks are also used in different components of the tire carcass. In addition to standardized grades, we produce specialty grades tailored to meet specific customer performance requirements, such as ECORAX® grades designed to lower rolling resistance and HP grades for truck tires and high- and ultra-high-performance passenger car tires. Semi-reinforcing grade carbon blacks are used in several components of the tire carcass like sidewall and bead area. We cover the full portfolio of standard semi-reinforcing grade carbon blacks and have a portfolio of special semi-reinforcing grade carbon blacks, which fulfill special customer requirements using special production technology. These special semi-reinforcing grade carbon blacks are part of our ECORAX® product family and are already growing in the regions.

Customers

Given the highly consolidated nature of the tire industry, our top ten customers represented almost 90% of our tires sales volume in 2013. A significant portion of our Tire products are sold to top-tier tire manufacturers. We have longstanding relationships with most of these customers and have the capacity to serve them in may major global regions. We have been serving certain of our key customers, including Bridgestone, Continental, Michelin, Goodyear, Hankook and Cooper Tire, for over 20 years.

We believe that our customers value the quality, consistency and reliability of our operations and are generally reluctant to switch suppliers without due cause. In addition, because automotive tires have safety implications, tire manufacturers are often required to go through lab and extensive plant approval processes before they change their supplier of carbon black. Furthermore, our extensive pan-European, North American and pan-Asian supply chain network ensures that we are in close proximity to our core customers.

Mechanical Rubber Goods

Product and Application Portfolio

We produce a wide range of mechanical rubber goods products for a variety of end-uses, including automotive production, construction, manufacturing of wires and cables, as well as certain food and medical applications. Our MRG products can be divided into four main groups: (i) standardized ASTM furnace grades, (ii) specialized ASTM furnace grades, (iii) specialized non-ASTM furnace grades and rubber carbon blacks from special production processes (lampblack (Durex O) and (iv) thermal black (N990) and gas black (CK3). In the field of special ASTM and non-ASTM blacks we offer an extensive portfolio of “PUREX®” grades. These grades are mainly used in automotive rubber parts like window sealings and hoses. These grades have an exceptionally high purity, high consistency and can be dispersed well in rubber compounds. The grades of the PUREX® family aiming at the adjustment of special requirements like smooth surface, special surface appearance of sealing systems, electrical resistance and other specific requirements. The trend towards light weight construction of cars and as a result the use of aluminum requires more attention to electrical resistivity of MRG parts. We have a diversified geographic presence with significant exposure to the European, North and South American, and Asian industries.

The following table presents examples of our mechanical rubber goods applications.

Mechanical Rubber Goods	Transportation Construction and Others		Automotive		Wire & Cable		Food & Medical
Applications	Conveyor belts Construction profiles Mechanical rubber goods	Extruded and other profiles	Damping elements Hoses Transmission belts	Molded goods with high resistance	Seals Rubber- to-metal bonding Unvulcanized sheets and adhesives	Electrically conductive and antistatic rubber goods	Profiles Tubing Hoses Sealings
Attributes	Tensile strength Tear and abrasion resistance Reinforcement	Filler loadings Compression Smooth surfaces Processibility Consistency	Processibility Injection molding and calendaring	Low hysteresis Reinforcement Processing	Scorch safety Tensile strength	Electrical conductivity or antistatic behavior	Dispersion Filler loadings
Brands	CORAX®	PUREX® DUREX® Thermal black N990	CORAX® PUREX® DUREX®	PUREX®	CK 3	PRINTEX® CORAX® PUREX®	PUREX® Thermal black N990

Customers

We serve customers across the whole value chain and MRG applications, including compounders, parts and component manufacturers and automotive system suppliers. The mechanical rubber goods industry is fragmented in nature and supports a large number of suppliers. The industry, however, is undergoing a consolidation process. Our top ten global customers accounted for approximately 50% of our mechanical rubber goods sales volume in 2013. We supply various blue-chip customers and have longstanding relationships with several of them. We have been serving certain key customers, including Continental, Bridgestone, Cooper Standard, Hexpol, Hwaseung, Hutchinson, Saargummi and Trelleborg, for over 20 years.

Competition

We are one of the largest global producers of rubber carbon black in the world with an estimated share of global industry sales of 7% in 2013 measured by volume in kmt. Birla and Cabot were the largest and second largest global producers of rubber carbon black in 2013 with estimated shares of global industry sales of approximately 14% and 13%, respectively, based on our estimates.

Rubber carbon black sales are largely regional, since transportation costs are high relative to sales price. As a result, the global rubber carbon black industry is more fragmented compared to the specialty carbon black industry. We believe that in the regions where we have production units, our rubber carbon black share of industry sales is higher than our global share. For example, we estimate that in 2013 we held higher rubber carbon black shares of industry sales relative to our 7% global share in the European Union (17%), North America (18%), South Korea (35%), South Africa (96%) and Brazil (19%). The smaller regional suppliers participate mainly in standard tire and mechanical rubber goods applications and are less prevalent in more specialized products for the higher-end tire and mechanical rubber goods applications.

Procurement and Raw Materials

In 2013, raw materials accounted for 82% of our cost of sales. The main raw material used in the production of carbon black is an oil-based or coal-based feedstock known as carbon black oil, with some limited use of other raw materials, such as nitrogen tetroxide, hydrogen and natural gas. Carbon black oil comes from three main sources: (i) fluid catalytic cracking bottoms, a by-product of fuel producing refineries, (ii) steam cracker tar, a by-product of ethylene producing crackers, and (iii) certain coal tar products.

The efficient procurement of carbon black oil is an important factor in achieving optimal production costs and profitability. We employ a dedicated global carbon black oil procurement group which is fully integrated within our value chain and management team. Our carbon black oil procurement strategy entails global sourcing of carbon black oil, using proprietary optimization tools to maximize value.

We maintain close relationships with our suppliers, which include global and national oil companies, as well as independent refiners and blenders across different regions. We purchase carbon black oil from more than 30 different suppliers to limit our dependence on individual suppliers. Since the carbon black industry utilizes only a low share of total heavy fuel oil supply worldwide, we believe that the risk of raw material shortage is low. In regions where the number of suppliers is low, we have back-up plans to import carbon black oil from other regions in the event of a local carbon black oil shortage.

We purchase approximately 35% of our carbon black oil supply in the spot market and approximately 65% through a mix of short- and long-term contracts with a wide variety of suppliers. Almost all of our purchases have pricing terms that fluctuate with underlying heavy fuel oil indices which correlate with crude oil prices (90% measured by volume in kmt in 2013). In turn, the majority of our product sales provide for the pass-through of oil price fluctuations to customers.

The pricing of carbon black oil is linked to the price of heavy fuel oil and is generally benchmarked against Platts indices of mainly three regions, namely the U.S. Gulf Coast, Rotterdam and Singapore. The ultimate carbon black oil price also depends on carbon black oil specific quality characteristics, differentials (premiums or discounts), freight costs and region specific supply and demand. Carbon black oil procurement is an important factor in achieving best-in-class production costs.

Production

Production Facilities

We operate a global platform of 13 wholly-owned plants (one in Germany, four in the United States, two in South Korea, and one each in Brazil, Poland, Italy, France, Sweden and South Africa) and one jointly-owned production plant in Germany. We ceased production in our Sines, (Portugal) plant in December 2013. Our worldwide state-of-the-art manufacturing facilities allow us to produce consistent, high-quality products for our customers in each operating region. All of our production plants are ISO 9001 (Quality Management) and ISO 14001 (Environmental Management) certified. Our global production capacity totaled approximately 1,200 kmt in 2013, of which 420 kmt was in Europe, 375 kmt was in North America, 245 kmt in South Korea, 95 kmt was in Brazil and 65 kmt was in South Africa, reflecting the ceased production in Portugal, as the addition of a new production line in South Korea and the capacity of the German JV proportionate to our shareholding. We estimate that our average plant utilization rate was approximately 80% in 2013.

The following map provides an overview of the geographical footprint of our production network as of December 31, 2013.

Our Principal Production Facilities

In Germany, we operate one wholly-owned production plant located in Cologne and our German JV located in Dortmund. Our Cologne (formerly referred to as Kalscheuren) production site occupies a total area of approximately 380,000 square meters (“sqm”) and has a total capacity of approximately 142 kmt per annum, of which 98 kmt are currently designated for specialty carbon black products and 44 kmt for rubber carbon black products. The plant utilizes the furnace, gas and lamp black production processes, and is equipped with co-generation facilities. Our global technical innovation center is also located at our Cologne facility. Deutsche Gasrußwerke GmbH & Co. KG, our joint venture with tire manufacturers is located in Dortmund and has a total capacity of approximately 128 kmt per annum, of which 8 kmt are currently designated for specialty carbon black products and 120 kmt for rubber carbon black products. The plant utilizes the furnace and the gas black production processes. Our shareholding in the German JV amounts to 54.0% (with 50% voting rights), Continental holds 33.7%, Pirelli 7.0%, Goodyear 3.3% and Vorwerk 1.6%. The German JV specialty production capacity is fully attributable to us, and the rubber production capacity is split between us and our JV partners. We account for our holdings in the German JV using the equity method.

In other European countries, we have one wholly-owned production plant in each of Italy, France, Sweden and Poland. Our Ravenna (Italy) production site occupies a total area of approximately 125,000 sqm and has a total capacity of approximately 75 kmt per annum, of which 5 kmt are currently designated for specialty carbon black products and 70 kmt for rubber carbon black products. The plant utilizes the furnace black production process, and is equipped with co-generation facilities. Our Ambès (France) production site occupies a total area of approximately 200,000 sqm and has a total capacity of approximately 50 kmt per annum currently designated for rubber carbon black products. The plant utilizes the furnace black production process. Our Malmö (Sweden) production site occupies a total area of approximately 46,000 sqm and has a total capacity of approximately 45 kmt per annum. The plant has two production lines, one designated for specialty carbon black and one for rubber carbon black. The plant utilizes the furnace black production process, and is equipped with co-generation facilities. Our Jaslo (Poland) production site occupies a total area of approximately 100,000 sqm and has a total capacity of approximately 40 kmt per annum currently designated for rubber carbon black products. The plant utilizes the furnace black production process, and is equipped with co-generation facilities.

In the United States, we have four wholly-owned production plants. Our Ivanhoe (Louisiana) production site occupies a total area of approximately 376,000 sqm and has a total capacity of approximately 122 kmt per annum currently designated for rubber carbon black products. The plant utilizes the furnace black production process. Our Borger (Texas) production site occupies a total area of approximately 688,000 sqm and has a total capacity of approximately 105 kmt per annum. We are currently converting one of the rubber carbon black production lines into a specialty carbon black production line at the Borger site. The plant utilizes the furnace and the thermal black production processes, and is equipped with co-generation facilities. Our Orange (Texas) production site occupies a total area of approximately 77,000 sqm and has a total capacity of approximately 74 kmt per annum currently designated for rubber carbon black products. The plant utilizes the furnace black production process, and is equipped with co-generation facilities. Our Belpre (Ohio) production site occupies a total area of approximately 202,500 sqm and has a total capacity of approximately 74 kmt per annum. The plant has four production lines, only one of which is designated for rubber carbon black products. The production site utilizes the furnace black production process, and is equipped with co-generation facilities. Our U.S. production sites have received certain notices of violation from the EPA that could potentially affect utilization of our plants in the United States. See “—Environmental, Health and Safety Matters—Environmental—Environmental Proceedings.”

In South Korea, we have two wholly-owned production plants. Our Bupyeong production site occupies a total area of approximately 35,500 sqm and has a total capacity of approximately 55 kmt per annum, of which 22 kmt are currently designated for specialty carbon black products and 33 kmt for rubber carbon black products. The plant utilizes the furnace black production process, and is equipped with co-generation facilities. One of our technical centers is located at our Bupyeong facility. Our Yeosu production site occupies a total area of approximately 154,000 sqm and has a total capacity of approximately 190 kmt per annum. The plant has ten production lines, three of which are currently designated for specialty carbon black products. The production site utilizes the furnace black production process, and is equipped with after-treatment and co-generation facilities.

In other regions, we have one wholly-owned production plant in each of Brazil and South Africa. Our Paulinia (Brazil) production site occupies a total area of approximately 97,000 sqm and has a total capacity of approximately 95 kmt per annum currently designated for rubber carbon black products. The plant utilizes the furnace black production process. Our Port Elizabeth (South Africa) production site occupies a total area of approximately 127,000 sqm and has a total capacity of approximately 65 kmt per annum currently designated for rubber carbon black products. The plant has three production lines, which utilize the furnace black production process.

We are seeking to acquire QECC, in which Evonik currently holds a majority interest. QECC is located in Qingdao (China) and has production capacity of approximately 75 kmt per annum. The plant is equipped with three production lines and its main manufacturing focus is on high-end mechanical rubber goods applications. The acquisition is subject to negotiations with Evonik and between Evonik and its joint venture partner, as well as Chinese government review. At present, we are unable to predict whether or when the proposed acquisition would occur or whether completion of the acquisition is probable. See “Risk Factors —Risks Related to Our Business —We may not be able to compete successfully in the industries and markets in which we operate.”

Substantially all of our production sites are pledged to secure our payment obligations under the Revolving Credit Facility and under the Senior Secured Notes.

Characteristics of Production Network

Production Know-how

We produce rubber carbon black at all, and specialty carbon blacks at many of, our production sites. We have the production know-how to manufacture a wide range of specialty carbon blacks and rubber carbon blacks worldwide. We believe we are currently the only supplier with core production competencies across all leading production processes (furnace black, gas black, lamp black and thermal black). This provides us flexibility to offer a wide range of specialty carbon black and rubber carbon black products that are best suited to customers’ needs.

Flexible Specialty Carbon Black and Rubber Carbon Black Production Platform

Our existing flexible production platform allows us to convert production lines from tire carbon blacks to mechanical rubber goods and specialty carbon blacks to meet changing industry dynamics with often only minor investment. For example, we have migrated production lines from rubber carbon blacks to specialty carbon blacks at our Malmö (Sweden) and Belpre (Ohio) plants and are currently in the process of converting a production line to specialty carbon black in Borger (Texas). Our flexible production platform also enables us to shift additional production capacity to higher margin carbon black products, while at the same time reducing or discontinuing less profitable product lines. We have made recent investments in strategic sites to increase the flexibility of our production platform. We have upgraded our rubber carbon black production lines for mechanical rubber goods in South Korea and Italy and added a new rubber carbon black production line in South Korea that commenced production in summer 2013.

Over the last ten years, we have undertaken selective gradual capacity realignment initiatives aimed at meeting changing industry dynamics and increasing profitability. While such capacity realignments have entailed additional Capital Expenditures, they have contributed to improving our profitability profile. We have successfully moved our specialty carbon black and rubber carbon black product portfolios up the value chain and increased our global higher margin product capacity. Following an intensive review of European carbon black operations, we ceased production at our Sines, (Portugal) facility in December 2013.

Location of Production Network

Our production sites are strategically located throughout the world in close proximity to key customer sites. This is particularly important for our rubber carbon black business, which is largely regional. Since specialty carbon black’s freight costs represent a smaller component of the final cost (relative to rubber carbon black), it is commercially viable to ship specialty carbon blacks across geographic regions from our key production sites in Germany, South Korea and the United States. Our production network also offers access to high-growth regions globally. For example, we use part of our European, South Korean and North American specialty carbon black manufacturing capacity for sales in China. If the anticipated acquisition of QECC is consummated, we expect to also have a production site located in mainland China.

Flexibility of Asset Base

We have implemented a flexible and intelligent production and supply chain network under the concept of operating all regional production sites as one large virtual plant. This allows us to shift production of specialty carbon black and rubber carbon blacks between different plants in order to optimize costs and plant utilization. In most cases, more than one plant is approved by our customers for specific products, which not only increases production flexibility but also ensures a higher supply security for customers.

Cost Improvements

We have implemented various initiatives to realize cost improvements throughout our production network, including:

•

Headcount and footprint adjustments. We have implemented certain headcount reduction initiatives and substantially reduced our personnel from over 1,500 employees at the time of the Acquisition to 1,405 at the end of 2013, despite having to hire more than 60 administrative personnel to provide a range of services previously provided by Evonik. In addition, after an intensive review of European carbon black operations, we ceased production at our Sines, (Portugal) facility in December 2013 to concentrate our European production platform into fewer, more efficient facilities, and we expect the plant closing to lead to a further headcount reduction of approximately 35 FTEs by the end of 2014. The plant accounted for €4.4 million of depreciation, rent, repair and maintenance, external services and insurance costs in 2013. Additionally, we incurred impairment charges of €5.5 million on closure of the plant in 2013. Despite these headcount reductions, the number of independent contractors that we use has remained relatively stable.

•	Energy saving and efficiency improvements. We have implemented and will continue to implement production and energy efficiency initiatives by exploiting alternative feedstock sources, while optimizing our feedstock and energy purchasing and pricing methods. Our new reactor designs, higher temperature air pre-heating equipment and state-of-the-art energy recovery equipment are being installed throughout our production network.

•	Co-generation. The main by-product of the carbon black production process is a combustible exhaust gas that can be used for the generation of electricity, steam and hot water, a process which is known as co-generation. In recent years, we have increased our co-generation capabilities, and currently twelve of our manufacturing sites have some form of co-generation, with analyses underway to expand co-generation to more locations.

•	Productivity improvements. We have realized certain savings relating to the implementation of high performance work teams and other productivity improvement initiatives. We link our employee bonus levels to the achievement of predetermined objectives, including individual, team and company-wide targets.

Innovation

We enjoy a long-standing reputation within the industry for carbon black product and process technology, applications knowledge, and innovation. Carbon black products are highly versatile and meet specific performance requirements across many industries. This creates significant opportunities for product and process innovation. The final properties of the carbon black product depend on the mixture of raw materials used and to a large extent on the configuration and operating conditions of the specific reactor and the further processing of the initial product in beading, drying and after-treatment steps. Minimal changes to just one of the many process parameters can result in completely different carbon black products with different properties and potential end uses. Hence, further product innovations are a key competitive factor in the industry, even after decades of R&D in this field.

We maintain multiple product applications and process development centers in Europe, Asia and the Americas under the leadership of our Senior Vice President—Innovation. Our Innovation Group is divided into applications technology and process development teams. The applications technology team works closely with our major clients to develop innovative products and expand the applications range for carbon black products. Additional benefits of these efforts are the further strengthening of customer relationships and improved communications. Success in applications development deepens our understanding of customer and industry requirements gained through these interactions. The process development team works closely with our manufacturing and procurement teams to enhance company competitiveness. This team focuses on efforts that lead to improved production processes, improved product quality and improved cost structure.

During 2013, we integrated our technical centers in Hanau (Germany) and in Cologne (Germany) into one leading competence center located in Cologne to support and enhance our global Innovation Group activities. This center includes carbon black technologists, applications technology laboratories and process development staff, co-located with our pilot process development facilities. Staffing in our Cologne technical center includes physicists, chemists and engineers who can effectively and efficiently collaborate to create and analyze various carbon black properties with a goal to develop new products to meet customer requirements. Common processes and information technology tools further enhance coordination and communication with our regional technical centers located in South Korea, China and the United States. Overall, a total of more than 90 FTEs were employed in the Innovation Group in 2013.

Applications Technology

Our goal is to remain at the forefront of the industry in terms of product development by having dedicated applications technology facilities. Success relies on close collaboration with customers, often through long-term R&D alliances, which create superior technical interfaces. These interactions enable us to develop tailored solutions and meet unique customer requirements.

The applications technology team employs approximately 40% of our Innovation Group FTEs globally. The applications technology team can be subdivided into (i) specialty carbon black, with the majority of employees in Cologne (Germany) and some employees in the United States and Asia, and (ii) rubber carbon black, with most employees in Cologne (Germany).

Our applications technology teams bring together a deep knowledge of carbon black technology with an understanding of the key applications practiced by our customers. This team has access to extensive laboratory and testing facilities using the same formulations, processing and test methods employed by our customers. Customer collaborations often include cooperative testing with customers’ staff in our facilities. Applications technology provides a key customer and market interface and translates specific customer needs into carbon black product attributes. Product attributes are used to design and select relevant product prototypes and make specific product recommendations. This team has all the needed capabilities to develop and evaluate new products.

Applications technology plays a supporting role in the process of new product launch by providing technical data and presentations, training and support, establishment and monitoring of quality targets. This team works closely with customers to provide support during the qualification cycle, which can be long and may last over one year. This close cooperation decreases the likelihood of customer switching once a product has been approved.

Product quality test methods and applications testing are defined within the applications technology team. Methods are developed centrally and deployed worldwide to relevant production and applications laboratories to assure consistency in measurements and reporting.

Spending on Innovation, including both applications technology and process development, amounted to €9.5 million in 2012 and €10.1 million in 2013 and was mostly directed towards the development of new specialty carbon black products, new applications for carbon black products and the improvement of process efficiencies. We believe that this level of spending on Innovation is among the highest in the industry and intend to maintain our spending on Innovation at this level going forward.

Process Development

We believe our process development capabilities represent a key competitive advantage. Product customization relies upon extensive process capabilities. Unique products and products that are difficult to replicate add value to customers’ end-products. Customers have come to rely upon a continuous improvement in product quality and performance. Process development also enables improvements in manufacturing costs and efficiencies.

Our process development department employs approximately 40% of our Innovation Group FTEs globally, most of whom are located in Cologne (Germany). Our efforts include three main areas: (i) process development focused on improving efficiency and optimization of raw materials use, (ii) specialty carbon black product development and (iii) rubber carbon black product development. Professional staff in this organization includes chemists, chemical engineers and process engineers with an understanding of critical process parameters to control carbon black manufacturing. This group also includes physicists and theoreticians who carry out computer modeling of carbon black production processes.

Pilot Plants

Process development operates special “pilot plants” which we believe are significant enablers for development efforts and provide competitive advantage. These pilot plants are small scale production facilities used for real-world trials of new carbon black grades, feedstocks and production processes. We operate two pilot plants at the Cologne site in Germany, with the main pilot plant being a 25% scale semi-commercial sized furnace reactor line based on the standard configuration of a full production furnace line. This unit is constructed with a modular reactor set-up which provides flexibility to carry out experimental process developments. The plant is also used for the small-scale production and sale of carbon black grades that are in their initial stage of commercialization. This enables market introduction of specialty products. We also have a smaller gas black pilot plant in Cologne (Germany), which further enhances our flexibility in conducting gas black product research.

Mini-Plants and Simulations Centers

In addition to the semi-commercial pilot plants, we operate a family of “mini-plants” in Cologne (Germany). The mini-plants include a smaller furnace reactor for basic studies as well as various facilities for chemical after-treatment, granulation and drying to tailor new products to specific customer requirements, especially in the specialty carbon black area. Experiments in the pilot plants for product and process development rely on world-class expertise in process simulation. Process simulation is used to predict the outcome from planned experiments thereby limiting costly experiments, accelerating our development cycle and increasing our likelihood of success at full-scale production.

Product and Process Innovation

Product and process efforts are focused on technical targets that have specific, quantified value-creation opportunities. Global portfolio management, R&D and project management processes assure that efforts are prioritized, aligned and tracked. Intellectual property creation is also a key outcome from innovation efforts.

This approach has yielded several recent successes. For example, our Specialty Carbon Black segment developed a clean and highly dispersible carbon black for use in high-voltage power cables in response to industry requirements for increased efficiency. Our Rubber Carbon Black segment developed a carbon black with unique particle characteristics that increase wear resistance, thereby extending the life of truck tires. These product successes rely on our proprietary production processes. In addition, process improvements have been successfully deployed, creating improved efficiencies and lower costs.

Marketing, Sales and Customer Contracts

We have an integrated sales and marketing process that combines key management, regional sales and technical marketing and applications support. This allows us to focus on customer solutions tailored to particular industries or regions. The Sales and Marketing departments employed more than 100 FTEs globally in 2013.

Sales

Our Sales department is organized into two main groups: Key Account Management and Regional Sales. The Key Account Management team deals with the largest customers (approximately 50 key accounts) and has dedicated sales people by account. The Regional sales team covers all other customers (approximately 1,000 customers, of which approximately 440 are located in Europe, the Middle East and Africa, approximately 280 in the Americas and approximately 250 in Asia-Pacific). The Regional Sales force operates on a localized basis and is combined across our Specialty Carbon Black and Rubber Carbon Black segments. In addition to selling carbon black directly, we work with third-party distributors who conduct sales on our behalf.

Marketing

Marketing is organized between our two operating segments: Specialty Carbon Black and Rubber Carbon Black. The Marketing teams support the expansion of our business and its substantial and sustainable profit development. They design and implement short and mid-term marketing strategies, as well as monitor relevant market trends, gather market intelligence and identify niches for new product launches. In addition, Marketing teams are in charge of strategic and operational price setting.

Flexible Contracts

We have a proactive price and contract management strategy, which supports our efforts to preserve our margins by passing through feedstock and energy cost increases to customers on a timely basis. Most of our long-term contracts contain formula-driven price adjustment mechanisms for changes in raw material and/or energy costs. We sell carbon black under the following two main categories of contracts bases on price adjustment mechanisms:

•	Contracts with feedstock adjustments (indexed contracts). This category includes contracts with monthly or, in some cases, quarterly automatic feedstock and/or energy adjustments and accounts for approximately 72% of contracts in our Rubber Carbon Black segment and approximately 42% of contracts in our Specialty Carbon Black segment, based on sales volume in 2013.

•	Non-indexed contracts. This category includes short-term contracts (usually shorter than three months) where sales prices of our carbon black products are not linked to carbon black oil market prices.

Most of our indexed contracts allow for monthly price adjustments, while a relatively small portion of allows for quarterly price adjustments. The one-month oil price adjustment mechanism typically results in a two-month delay in reflecting oil price changes in our customers pricing, while the three-month price adjustment mechanism typically results in a four-month delay. We believe that these contracts have enabled us to maintain our Segment Adjusted EBITDA Margins since the Acquisition, despite significant fluctuations in oil and other raw material prices. However, in periods of rapid and significant oil or energy price fluctuations, these fluctuations can significantly affect our earning and results of operations, since oil price changes affect our sales prices and our cost of raw materials and energy at different times. We refer to these earnings effects as windfall gains and losses, and for a discussion of their possible impact on our operating results in 2011 to 2013, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Key Factors Affecting Our Results of Operations—Raw Material and Energy Costs.” Sales prices under non-indexed contracts (approximately 28% in the Rubber Carbon Black segment and approximately 58% in the Specialty Carbon Black segment, based on sales volume in kmt in 2013) are reviewed on a regular basis, with one to three month intervals to reflect raw material and energy price fluctuations as well as overall market conditions. We believe that the current competitive environment allows us to implement price adjustments in a reasonably timely manner. However, we may not be able to maintain as effective a position in future periods. In any event, our reliance on indexing and short-term contracts will not fully protect us from significant price fluctuations, as a portion of our contracts are not indexed or short-term, and those that are remain subject to lag-time effects. We no longer use financial instruments to hedge our exposure to price fluctuation, having ceased doing so in 2011. See “Risk Factors—Risks Related to Our Business—We are subject to volatility in the costs and availability of raw materials and energy, which could decrease our margins and adversely affect our business, financial condition, results of operations and cash flows.”

Outbound Logistics and Distribution

Our outbound logistics and distribution function has critical importance given the high cost involved in the transportation of carbon black, in particular rubber carbon black. Each of our plants has different logistics demands based on the products manufactured and the region’s export requirements. Unlike rubber carbon blacks, which are mostly sold regionally, specialty carbon blacks are sold globally, since freight costs typically represent a smaller component of the final price. Europe and North America, which export high volumes of specialty carbon black, have complex and demanding logistics requirements. Other regions, such as South Africa, South Korea and Brazil, are relatively self-contained with the vast majority of production sold within the respective countries.

The primary method of the carbon black transportation to customers is by truck and rail. The majority of the regions use primarily trucks, with the exception of the United States, where rail transport accounts for approximately half of transportation modes. We lease our trucks and the majority of rail cars and have a variety of third-party agreements with railroad and trucking companies for the management of vehicles.

Carbon black is packaged and sold in bulk (on average 20 metric ton packages for trucks and 90 metric ton packages for rail), flexible intermediate bulk containers (on average 0.5-1.0 metric ton packages) and small bags (on average 10-20 kg packages). We choose a packaging method based on cost considerations and client preferences. In 2013, we estimate that 62% of our sales volume was delivered in bulk, 28% in intermediate bulk containers and 8% in bags.

Intellectual Property

We consider intellectual property development and management as a source of strategic competitive advantage. We maintain patents and trademarks on a number of our products and processes. However, we often do not patent a production method or product to avoid disclosure of business specific know-how. We proactively make careful assessments with respect to production process improvements and decide whether to apply for patents or retain and protect these improvements as trade secrets. When we file a patent application, it is usually filed in the relevant countries with active competition and markets for our products. In addition to patents, a significant part of our intellectual property is our trade secrets, general know-how and experience regarding the manufacturing technology, plant operation and quality management.

We rely on intellectual property laws, confidentiality procedures and contractual provisions to protect our intellectual property rights. We regard our patents, trade secrets and other intellectual property as valuable assets and take action when we deem it necessary to protect them. We proactively monitor competing patents and patent applications to ensure that we do not infringe the rights of other industry participants and/or challenge patent applications that may be without merit and would inhibit our ability to utilize our technology.

In connection with the separation of our business from Evonik, Evonik assigned to us its intellectual property that was exclusively used in its carbon black business, as well as certain intellectual property rights that are still in use in its retained business. Evonik retained ownership of certain intellectual property that is not material to us. Evonik has granted us a non-exclusive license to use such retained intellectual property in the field of carbon black. In addition, we have granted back to Evonik licenses relating to some of our intellectual property rights to use such intellectual property in all fields outside of carbon black, which licenses are, subject to certain exceptions in areas adjacent to carbon black, exclusive. Accordingly, we may be restricted in leveraging our intellectual property that we use on the basis of a license from Evonik or the intellectual property that is subject to the grant-back license to expand our business into fields outside of carbon black. For additional information, see “Risk Factors—Legal and Regulatory Risks—We may not be able to protect our intellectual property rights successfully and we are still subject to restrictions and risks associated with our intellectual property sharing arrangements with Evonik.”

Employees

Overview

As of March 31, 2014, we had 1,386 employees and approximately 189 contractors in our wholly-owned entities.

The table below shows our number of employees and contractors by activity as well as per country as of the end of the periods indicated. This data does not include employees and contractors employed by, or performing services for, joint ventures. We have changed our allocations employees and contractors to various activities in some instances for transparency reasons.

	As of December 31,				As of March 31,
	2010	2011	2012	2013	2014
By Activity
Production	1,400	1,187	1,134	1,081	1,060
Sales and marketing	151	225	242	233	220
General and administration	196	216	229	214	209
Research and development	57	106	86	80	86

Total	1,805	1,734	1,691	1,608	1,575
Contractors	N/A	230	197	203	189
Internal Employees	N/A	1,504	1,494	1,405	1,386

By Country
Germany	686	557	572	533	527
The rest of Europe/Middle East	333	332	317	288	283
North America	291	321	323	313	315
South Korea	190	297	295	295	294
China	187	11	15	20	22
South Africa	77	106	92	88	62
Brazil	41	93	58	59	59
The rest of Asia-Pacific	—	7	8	3	4
Japan	—	10	11	9	9

Total	1,805	1,734	1,691	1,608	1,575
Contractors	N/A	230	197	203	189
Internal Employees	N/A	1,513	1,494	1,405	1,386

Following rationalization, efficiency and streamlining programs, headcount has been significantly reduced since the Acquisition. The rationalization and efficiency measures were applied to every function in the company. We actively streamlined the manufacturing footprint by closing facilities in Europe. The closure of our Sines (Portugal) plant in December 2013 will lead to a further headcount reduction of approximately 35 FTEs in 2014, as the notice periods had not expired by end of 2013. In addition, the technical center in Hanau (Germany) was closed at the end of 2013 and its activities were consolidated in Cologne (Germany).

Following the completion of the Acquisition, we intensified our sales force activities and established a presence in Malaysia, India, Thailand and the UAE and are scheduled to open a business office in Indonesia by the end of 2014. We also established our Asia-Pacific regional headquarters in Shanghai (China) in 2013 to strengthen our presence in the region.

Despite our overall headcount reduction since the Acquisition, we have increased our sales force for specialty carbon black products by approximately 15% in order to strengthen our position in these higher-margin products.

Labor Relations

We actively manage our labor relations and place high importance on transparent dialogue, which we believe has resulted in constructive union relations. There have been no significant strikes or labor disruptions at any site since 2004 when strikes occurred at the Ambès (France) plant in connection with salary negotiations.

Our employees in Germany and certain other countries are represented by workers’ councils in accordance with local law and practices, which provide workers’ councils with participation and information rights. Certain of our employees are organized in trade unions. Membership of trade unions varies in accordance with the business area, local practice and country in which we operate. We have entered into collective bargaining agreements with trade unions either directly or as members of employer organizations. These agreements typically govern, among other things, terms and conditions of employment and reflect the prevailing practices in each country. We believe we have stable relations with our employees and voluntary turnover has been low in recent years.

Currently, we are in negotiations with Korean labor unions, in connection with a recent Korean Supreme Court decision pursuant to which recurring fixed bonus payments to Korean employees in certain circumstances constitutes ordinary wages. The impact of this decision on Korean companies will depend on a variety of factors, including in particular the labor unions with which they deal, the history of their negotiations with those unions and the course of their negotiations going forward, as well as their financial situation, business plans and industry position. We are evaluating the potential financial effect of this decision on our business but have not yet determined whether the decision will have a material effect on our results of operations or cash flows in future periods. Currently we expect that any increase in labor costs resulting from this decision would apply only with respect to periods after the decision.

Salary, Benefits and Pension Scheme

Most of our employees receive a salary with a variable annual bonus component and participate in certain defined benefits and defined contribution pension schemes. Base salaries are generally adjusted on an annual basis, based on a comprehensive review of the employee’s performance. Bonus levels are based on the achievement of predetermined objectives, including individual, team and company-wide targets.

Following the completion of the Acquisition, we put in place new defined contribution pension plans and other post-employment benefits plans.

Share Participation Scheme

We have established a management participation program, see “Related Party Transactions—Management Participation Program.”

Insurance

We maintain insurance to cover risks associated with the ordinary operation of our business, including general product and environmental pollution liability, property damage and business interruption. We insure our plants against such hazards as fire, explosion, theft, flood, mischief and accidents. All of our policies are underwritten with reputable insurance providers, and we conduct periodic reviews of our insurance coverage, both in terms of coverage limits and deductibles. We believe that our insurance coverage is sufficient for the risks associated with our operations, but there can be no assurance that we will not incur casualty losses in excess of our current coverage.

We have entered into insurance policies comparable to those previously in place under Evonik ownership, as well as additional insurance to expand our coverage and address any gaps in coverage resulting from replacing Evonik’s insurance. With the new insurance policies we could improve our coverage in terms of limits, insurance conditions and cost. We have incurred additional costs for insurance due to the stand-alone nature of our business, the expansion of our coverage and the increase in insurance values.

Our current insurance coverage provides coverage on a “claims made” or “occurrence reported” basis. We have taken reasonable precautions to cover any potential gap in coverage, either by the continuation of policies or by the temporal extension of the coverage going forward and backward with respect to the current contract period, but there can be no assurances that we will be able to cover all risks that may occur.

Environmental, Health and Safety Matters

Protection of humans and the environment, fair treatment of our partners and a clear alignment to the needs of customers are the essential components of our activities. Therefore, we not only comply with all applicable laws and voluntary obligations, but strive to continuously improve our performance and management systems. Our integrated global management system with established standards and processes is based on the principles of the Responsible Care, ISO 9001 Quality Management System, ISO 14001 Environmental Management Systems, and OSHAS 18001 Safety Management Systems. All our operating sites are third-party certified by ISO 14001 and ISO 9001. The global management system outlines our processes and procedures practiced in relation to environmental protection, occupational and process safety, health protection and quality management including sustainable compliance, social accountability and product stewardship.

Our operations involve the use, processing, handling, storage and transportation of materials that are subject to numerous supranational, national and local environmental and safety laws and regulations. Our production facilities require operating permits that are subject to renewal or modification. We could incur significant costs, including fines, penalties and other sanctions, third-party claims and environmental cleanup costs, as a result of violations of or liabilities under environmental, health and safety laws and regulations or operational permits required thereunder. We believe that our operations are currently in substantial compliance with all applicable environmental, health and safety laws and regulations. Although our management systems and practices are designed to ensure compliance with laws and regulations, future developments and increasingly stringent regulation could require us to make additional unforeseen environmental, health and safety expenditures.

Environmental

Air Quality

One of the main environmental challenges of a carbon black plant is the management of exhaust gas from production processes. This exhaust gas contains a number of regulated pollutants, including carbon monoxide and sulfur compounds. The most common method for controlling these gases is through combustion, which produces useable energy as a by-product. Currently, nine manufacturing sites have the capability to beneficially utilize these gases through some form of energy co-generation, such as the sale or reuse of steam, gas or electricity. In addition, we are evaluating initiatives to build additional co-generation facilities.

The primary air pollutants of concern include sulfur dioxide and particulates. In order to maintain compliance with emission requirements, we utilize various desulfurization processes. We control the particulate matter by using our state-of-the-art bag filter technology.

With regard to air quality we are subject to emission control provisions at the national as well as at the EU level. The EU Directive No. 2010/75/EU on industrial emissions (“IED Directive”) entered into force on January 6, 2011. It provides for regulation on the prevention and control of pollution from industrial activities and includes rules aiming to reduce emissions into air, water, and land and to prevent the generation of waste. Starting January 2013, the EU member states had to comply with emissions limits for certain industries. Moreover, the IED Directive amended the former EU Directive 2008/1/EC on integrated pollution prevention and control (“IPPC Directive”) by defining best available techniques as binding industry standards.

Germany, for example, implemented the IED Directive by amendments to certain German statutes (among other things, the Federal Emissions Control Act (Bundes-Immissionsschutzgesetz), the Federal Water Act (Wasserhaushaltsgesetz) and the Act on Recycling (Kreislaufwirtschaftsgesetz)). With respect to new emissions thresholds and new binding industry standards, permits need to comply with these standards and will, in general, not be grandfathered.

Besides the IED Directive and its implementation, European jurisdictions in which we operate may provide for further regulations regarding emission reduction and safety technology standards that apply to our facilities (for example, the German Emissions Control Act). Therefore, under such regulations we have to modernize our facilities regularly to meet the required standards.

In the United States, we are subject to emissions limitations under the federal Clean Air Act (“CAA”) and analogous state and local laws and regulations, which regulate the emission of air pollutants from our facilities and impose significant monitoring, recordkeeping and reporting requirements. In addition, these laws and regulations require us to obtain pre-approval for the construction or modification of facilities expected to produce or significantly increase air emissions and to obtain and comply with air permits that include stringent conditions on air emissions and operations. In certain cases, we may need to incur capital and operating expenditures for specific equipment or technologies to control emissions. All our U.S. facilities are required to obtain federal “Title V” permits, which are required for stationary sources classified as “major” on the basis of their emissions. Obtaining permits and approvals required for the construction, modification and operation of our facilities, or the appeal of such permits and approvals once they are issued, has the potential to delay the development of our projects. We have incurred, and expect to continue to incur, substantial administrative and capital expenditures to maintain compliance with CAA requirements that have been promulgated or may be promulgated or revised in the future.

Pursuant to the CAA, the EPA has developed industry-specific National Emission Standards for Hazardous Air Pollutants (“NESHAPs”) for stationary sources classified as “major” on the basis of their hazardous air pollutant emissions. Our U.S. facilities are subject to NESHAPs applicable to carbon black facilities, as well as NESHAPs applicable to industrial boilers. The NESHAPs establish emissions reduction requirements and require use of control technology requirements that meet a minimum standard and which may entail a combination of technology, processes, and techniques. These requirements are imposed through our Title V permits, and require specific monitoring, recordkeeping and reporting requirements. See “—Environmental, Health and Safety Matters—Environmental Proceedings” for information regarding our compliance with the CAA.

Greenhouse Gas Regulation and Emissions Trading

Our facilities also emit significant volumes of CO2. In the European Union, all our production facilities are subject to the European Emission Trading Scheme (“ETS”) for CO2 emissions. The ETS was set up in 2003 by the Directive 2003/87/EC in order to considerably reduce the output of GHGs. The directive has been implemented into German law as the Greenhouse Gas Emissions Trading Act (Treibhausgas-Emissionshandelsgesetz). Industrial sites to which the ETS applies receive a certain number of allowances to emit GHGs and must surrender one allowance for each metric ton of GHG emitted. For the third trading period that commenced in 2013, the ETS has been revised such that the EU-wide quantity of emission allowances allocated each year have been significantly reduced as compared to the average annual total quantity of allowances issued in the EU between 2008 and 2012 and no free-of-charge allocation for any electricity producing entity exists anymore.

The latest amendment regulation to ETS regime of the European Commission (Regulation (EU) No. 176/2014) postpones the auctioning of 900 million emission allowances from 2013 to 2015 to later in the third trading period, which will end in 2020 (“Backloading”). Based on that amendment, the auction volume is being reduced by 400 million allowances in 2014, by 300 million in 2015, and by 200 million in 2016. The

Backloading does not affect the overall volume of allowances to be auctioned in the third trading period, but only the distribution of auction volumes over the eight-year period. By Backloading, no sustained price increases in the EEA were effected.

The ETS affects carbon black manufacturers in the European Union. Carbon black production is currently listed on the Carbon Leakage List, which allows receiving the major share of needed Emission Allowances free of charge. Nevertheless, this list is reviewed regularly and Carbon Black may be removed from the Carbon Leakage List. See “Risk Factors—Risks Related to Our Business—Regulations requiring a reduction of greenhouse gas emissions could adversely affect our business, financial condition, results of operations and cash flows.”

In the U.S., comprehensive climate change legislation has not yet been adopted. After determining that emissions of carbon dioxide, methane, and certain other gases endanger public health and the environment in December 2009, EPA has regulated GHG emissions under various provisions of the Clean Air Act. EPA adopted rules that require reporting of GHG emissions by owners and operators of facilities in certain source categories or that exceed certain GHG emissions thresholds, and our facilities are subject to this rule. Further, EPA issued the GHG “Tailoring Rule” in May 2010, to address GHG permitting requirements pursuant to its determination that GHG emissions triggered permitting requirements for stationary sources starting in January 2011, and has since continued efforts to regulate GHG emissions.

Apart from EPA efforts, Congress has from time to time considered legislation to reduce emissions of GHGs, but no legislation has been enacted to date. At the state level, approximately one-half of the states have already taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap-and-trade programs. There is no assurance that the current level of regulation will continue at the federal or state level in the future, or that future changes would not materially affect our operations or require material capital expenditures. The adoption of legislation or regulations that require reporting of GHGs, establish permitting thresholds based on GHG emissions or otherwise limit or impose compliance obligations for emissions of GHGs from our equipment and operations could require us to incur costs to obtain and comply with permits, reduce emissions of GHGs associated with our operations or purchase carbon offsets or allowances.

There are also ongoing discussions and regulatory initiatives in other countries in which we have facilities, including Brazil and South Korea, regarding GHG emission reduction programs, but those programs have not yet been defined.

Water Quality

Our plants are net consumers of water. Most of our plants recycle a substantial amount of the water used in the manufacturing process, which is used as “quench water” the cooling process. Water discharge from most plants consists primarily of storm-water during and after heavy rain, as well as limited wastewater from ancillary operations such as boiler blowdown and equipment washing; these discharges only take place under permitted conditions. For those plants that discharge water, the treatment generally is a settling pond system. Some facilities operate more advanced wastewater treatment systems, such as filtration and aeration systems incorporating chlorination or ozonation, depending on local requirements.

At the EU level, the European Directive No. 2000/60/EC, also known as the Water Framework Directive, aims to achieve a good qualitative and quantitative status of all water bodies by 2015. Its main goals include expanding the scope of water protection to all waters, including surface waters and groundwater, water management based on river basins, a “combined approach” of emission limit values and quality standards and streamlining legislation.

Moreover, the use of water for the manufacturing process may require permits or licenses as, for example, under the German Federal Water Act or German local laws. Permits may also be required for the discharge of wastewater into the public sewer system. Such permit or license may be revoked without compensation under certain circumstances.

In the United States, our facilities are subject to the federal Clean Water Act (“CWA”), and analogous state laws and regulations that impose restrictions on the discharge of pollutants into waters of the United States. Any such discharge of pollutants must be in accordance with the terms of the permit issued by EPA or the analogous state agency. In addition, the CWA and implementing state laws and regulations require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations. These permits generally have a term of five years. Our facilities are subject to CWA permitting requirements, and s must obtain and comply with National Pollutant Discharge Elimination System permits, which establish standards for, and require monitoring of, our discharges. We are subject to categorical pretreatment standards for the Carbon Black Manufacturing Point Source category, which, among other requirements, prohibits discharges of process wastewater pollutants to navigable water.

Contamination

As we handle chemicals that could cause water or soil contamination, we may be subject to remediation obligations under national law. Additionally, third parties may be able to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other pollutants into the environment.

In particular, the German Federal Act on Soil Protection (Bundes-Bodenschutzgesetz) requires the prevention of soil contamination by taking adequate precautions. In case of discovery of any contamination or past pollution (Altlasten) the owner, the current controlling person of the property, the polluter, its universal successor (Gesamtrechtsnachfolger) or the previous owner (if such owner transferred title to the real property after March 1, 1999 and knew or should have known of the contamination or past pollution) may be held responsible for remediation measures. Responsibility may be placed on either or several of the persons even in the absence of any fault or negligence. The competent authorities may also take remediation measures themselves and require the responsible party to bear the costs of such remediation. If several parties are responsible, they are jointly or severally liable and each party has the legal claim to reimbursement against the other parties. Such reimbursement may be contractually modified or waived among the parties.

In case of contamination of ground or surface water, the responsibility for remediation measures results from the Federal Act on Soil Protection in conjunction with the Federal Water Act and local water protection laws.

In the United States, our facilities are subject to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the Resource Conservation and Recovery Act (“RCRA”) and similar state laws. CERCLA establishes liability for parties, including current and former site owners and operators, generators, and transporters, in connection with releases of hazardous substances. Under CERCLA, we may be subject to liability without regard to fault or the lawfulness of the disposal or other activity. Our operations involve the storage, handling, transportation and disposal of hazardous substances within the meaning of CERCLA. As a result, we may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which hazardous substances have been released into the environment. Under CERCLA and similar state laws, we could be required to remove previously disposed substances and wastes, remediate contaminated property and groundwater, conduct natural resource damage assessments and pay compensation and penalties. RCRA is the principal federal statute regulating the generation, treatment, storage and disposal of hazardous and other wastes. RCRA and state hazardous waste regulations impose detailed operating, inspection, training and response standards and requirements for permitting, closure, remediation, financial responsibility, recordkeeping and reporting. Our sites have areas currently and formerly used as landfills for wastes generated by our operations. These landfills may be subject to regulation under RCRA, and certain of our facilities have been investigated and remediated under RCRA. These laws and regulations may also expose us to liability for acts that were in compliance with applicable laws at the time we performed those acts. We could incur significant costs in connection with investigation and remediation activities or claims asserted at current or former facilities or third-party sites.

Non-hazardous and Hazardous Waste

In some jurisdictions in which we operate we are subject to provisions regarding waste management and the handling and storage of hazardous substances. Those provisions may require documentation on the disposal of waste or compliance with certain safety standards (for example, as set forth in Council Directive 96/82/EC on the control of major-accident hazards involving dangerous substances, known as Seveso II Directive). The directive was implemented into German law by the 12th Ordinance under the German Emissions Control Act.

We generate hazardous waste in the form of spent solvents at our plant labs. In addition, coal tar fractions, a common raw material at some plants, are considered hazardous waste if spilled or otherwise require disposal, as are certain refractories that contain hexavalent chromium, which are generated infrequently. Certain facilities have on-site landfills permitted for the current disposal of non-hazardous solid waste.

Energy Surcharge

The German Renewable Energies Act grants above-market payments to the producers of energy generated from renewable sources. To balance these payments, an energy surcharge is imposed on the consumers of energy. Certain exemptions regarding that surcharge are provided in the EEG, in particular for energy intensive industries and self-consumption of self-produced energy.

The European Commission opened an in-depth investigation procedure in December 2013 to examine whether the reductions granted under the EEG comply with EU state aid rules.

Currently, the European Commission and the German government are working out an agreement regarding future benefits in that respect. Accordingly, the German legislator is amending the national regulations and setting up a new regime regarding energy intensive industries. It is expected that the exemption from the energy surcharge regarding electricity generated for the Company’s own consumption will be grandfathered with respect to all facilities that have been in operation before August 1, 2014.

Environmental Proceedings

During 2008 and 2009, the EPA contacted all U.S. carbon black producers as part of an industry wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the Clean Air Act, to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by our U.S. facilities, we furnished information to the EPA on each of our U.S. facilities. Our Belpre (Ohio) facility was an initial subject of these investigations and received notices from the EPA in 2010 alleging violations of permitting requirements under the Clean Air Act. In October 2012, we received a corresponding NOV under Section 113(a) of the Clean Air Act alleging the failure to obtain PSD permits prior to making major modifications at several units of our Ivanhoe (Louisiana) facility and to include BACT in the Title V permit. In January 2013 we also received an NOV issued by the EPA for our facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008, and a similar NOV by the EPA was issued for our U.S. facility in Orange (Texas) in February 2013.

In November 2013, we began discussions with the EPA and the DOJ about a potential settlement to resolve the NOVs. These discussions are currently ongoing. Any settlement may involve the imposition of civil penalties, an obligation to perform certain environmental mitigation projects, and an obligation to install certain air emissions controls at one or more facilities. We received information from the EPA in November 2013 specifying certain target emission reduction levels, pollution controls and other terms the EPA demands in a settlement, and we have responded by providing the EPA with a counter-proposal. Going forward, further settlement proposals may be exchanged and further meetings with the EPA on these matters may occur.

The EPA action could result in civil penalties, mitigation and significant capital expenditures in connection with air emissions at our U.S. facilities which could have a material adverse effect on our business. If we and the EPA/DOJ fail to reach a settlement agreement, the EPA/DOJ could bring a lawsuit against us. Orion would have defenses to EPA/DOJ’s allegations.

While we are currently unable to determine the amount of civil penalties, mitigation and capital expenditures resulting from a settlement with or an enforcement of claims by the EPA, we note that Cabot Corporation, one of our competitors, announced in November 2013 that it entered into a settlement with the EPA/DOJ that requires Cabot Corporation to pay a $975,000 civil penalty to the EPA and fund $450,000 in environmental mitigation projects. Cabot Corporation stated that it is also installing certain technology controls as part of the settlement that it estimates will require investments of approximately $85 million. Given that, among other things, Cabot Corporation operates fewer facilities in the U.S. than we do, the aggregate amount to be incurred by us in case of a settlement with or an enforcement of claims by the EPA/DOJ could be significantly higher which could have a material adverse effect on our business. As of May 2014, none of our other domestic competitors have announced settlements with the government.

Our agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and to all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, we expect that a substantial portion of the costs we would incur in this enforcement initiative could exceed the scope of the indemnity, perhaps in the tens of millions of Euro. In addition Evonik has signaled that it may likely defend itself against claims under the indemnity; while we intend to enforce our rights vigorously, there is no assurance that we will be able to recover as we expect or at all. See “Risk-Factors—Risks Related to Indebtedness, Currency Exposure and Other Financial Matters—Our agreements with Evonik in connection with the Acquisition require us to indemnify Evonik with respect to certain aspects of our business and require Evonik to indemnify us for certain retained liabilities. We cannot offer assurance that we will be able to enforce claims under these indemnities as we expect.”

We also note that the installation of pollution control technologies at our U.S. plants in response to the EPA action would increase the ongoing operating costs of those plants. We may not be able to pass the cost increases on to our customers.

The foregoing matters could have a material adverse effect on our operating results and cash flows for the particular period in which we incur the related costs or liabilities. While capital expenditures made in response to the EPA action would be capitalized and amortized over time, civil penalties and the funding costs associated with environmental mitigation projects would reduce our results of operations in the reporting periods in which the costs are incurred or provided for.

Chemical Regulations

Some jurisdictions we operate in have established regimes to regulate or control chemical products to ensure the safe manufacture, use and disposal of chemicals.

In the European Union, the Regulation on Registration, Evaluation, Authorisation of Chemicals was signed in December 2006, came into effect on June 1, 2007 and requires chemical manufacturers and importers in the European Union to register all chemicals manufactured in, or imported into the European Union in quantities of more than one ton per annum. Registration has to be made at the European Chemicals Agency (“ECHA”). The registration process requires capital and resource commitments to compile and file comprehensive chemical dossiers regarding the use and attributes of each chemical substance manufactured or imported by us and requires us to perform chemical safety assessments. Moreover, the import or manufacture of certain “highly hazardous chemicals” must be authorized by ECHA. Furthermore, REACh Regulation contains prohibition rules on bringing substances to the market that have been identified as substances of very high concern (“SVHC”). If necessary, raw materials or manufactured substance will be listed on the “candidate list” or on Annex XIV to the REACh Regulation which may mean a full ban or requirement for authorization to be granted by the European Commission in its discretion.

Registration of certain chemicals with ECHA has been compulsory since June 1, 2008. For pre-registered substances, three registration deadlines are applicable, depending on the tonnage of the substance. Substances manufactured or imported into the EU exceeding 1000 mt/y and specific SVHC in lower volumes had to be registered before December 1, 2010. The second period regarding substances in quantities of 100 to 1000 mt/y ended on May 31, 2013. The last deadline for substances of more than 1 mt/y will be May 31, 2018.

Further national provisions exist that apply to our business. For example, under German law, the Chemicals Act (Chemikaliengesetz) and related ordinances impose particular obligations on producers, processors, and handlers of chemical agents. We have to comply with safety obligations in this respect, particularly regarding the handling and storage of hazardous substances.

In the United States, we are subject to federal and state requirements relating to our business and products. In particular, we are subject to the California Safe Water and Toxic Enforcement Act, known as Proposition 65. Among other requirements, Proposition 65 imposes labeling and record keeping requirements. Non-compliance may result in significant penalties or fines, and future amendments to Proposition 65 could result in increased labeling or other compliance obligations applicable to our products.

We are a member of the International Carbon Black Association (the “ICBA”), which currently consists of representatives from carbon black manufacturers in Canada, Europe, the United States, South America, Asia and Africa. The ICBA seeks to address common environmental, health and safety issues, undertakes research on health implications of carbon black, and serves as the leading advocate for the industry in the regulatory and public-interest arenas. The ICBA conducts research on international environmental, health, product safety and workplace safety matters and is currently in the process of founding a regional subgroup covering Asia.

We are also a member of the European consortium for carbon black (“cb4reach Consortium”) which has pre-registered and registered carbon black and materials containing carbon black at the ECHA as required by the REACH Regulation. Besides the Company, the following companies are members of the cb4reach Consortium: Cabot Corporation, Cancarb Limited, Columbian Chemicals, Continental Carbon Company, Sid Richardson Carbon & Energy Company, and Timcal Belgium S.A.

Health and Safety

The health and safety of our employees and customers is one of our highest priorities. We maintain very good performance in occupational injury and illness rates. New employees and contractors working on site are given environmental, health and safety training and we keep track of environmental, health and safety matters. Employees are required to report and log incidents including near misses into the electronic EHS management system. Our sites are required to implement and report EHS leading and lagging indicators for EHS performance. Plant managers are required to track and monitor these leading and lagging indicators and take action as appropriate. Leading and lagging indicator data and incidents are reviewed by senior management on a monthly basis. A strategic safety team provides for development, implementation and auditing of safety activities and promotes safety accountability by our personnel.

Carbon black is produced under controlled conditions and has high purity levels. It therefore differs from other combustion products that may contain high concentrations of hazardous compounds. Due to its high purity, certain carbon black grades are permitted for use in cosmetics or in products in contact with food.

The International Agency for Research on Cancer (“IARC”) classifies carbon black as a Group 2B substance (known animal carcinogen, possible human carcinogen). We have communicated IARC’s classification of carbon black to our customers and employees in accordance with applicable regulatory requirements. The Permanent Senate Commission for the Investigation of Health Hazards of Chemical Compounds in the Work Area (the “MAK Commission”) of the German Research Foundation (Deutsche Forschungsgemeinschaft), which uses a different rating system, classifies carbon black as a suspect carcinogen (Category 3B). Other national and international health organizations have not rated carbon black. Any risk reclassification of our raw materials, intermediates or finished product could result in increased operating costs or affect product lines or sales.

The European Commission is in the process of concluding a definition of “nano.” According to its recommendation of October 18, 2011 (2011/696/EU), carbon black was defined as a nano-material. In a similar approach the ISO developed the ISO TC 229 “Nanotechnologies,” which considers carbon black as “nano-structured material.” Other countries (that is, US, Canada, etc.) are also considering implementing regulations related to raw materials in nano size. The industry is not yet impacted by these definitions but there have been regulations discussed, particularly for cosmetics applications or articles that are intended for food contact, which may impact the use of carbon black in the future. This development may significantly impact our business in a manner we cannot predict, including by increasing the costs of doing business.

Potential South Korean Tax Assessment

In connection with a tax audit of our South Korean operations for 2011, the South Korean tax authorities have questioned the valuation assigned to our acquisition of those operations from Evonik in 2011 and have asked us to establish why the valuation was not at a significantly higher level. For a discussion of this matter and its potential impact on the Company, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Potential South Korean Tax Assessment.”

Further Regulatory Matters

We are subject to further governmental regulation from national, European Union and other international regulatory authorities concerning, among other things: product safety, export and import control regulations and other customs regulations, data protection and our competitive and marketplace conduct. We believe that we are in compliance in all material respects with these regulations. We cannot assure you, however, that any future changes in the requirements or mode of enforcement of these laws and regulations will not have a material adverse effect on our business, financial condition, results of operations or cash flows.

On November 27, 2013, the city of Huerth (Germany) granted a permit to build a clinic for child and adolescent psychiatry and psychotherapy on premises located approximately 500 meters away from our production site in Cologne (Germany). If the construction is complete and the clinic begins operation, our production plant in Cologne (Germany) may become subject to stricter regulatory requirements under German emissions laws. Therefore, we initiated expedited and regular proceedings for injunctive relief to prevent the construction of the clinic and to challenge the building permit. On April 16, 2014, the court decided by expedited decision in our favor and granted preliminary injunctive relief by ordering an immediate building freeze. This decision was appealed by the city of Huerth and the appellate court preliminarily revoked the immediate building freeze until its final decision on the appeal. Such final decision on the appeal as well as the decision on the challenge of the building permit are still pending.

Legal Proceedings

We become involved from time to time in various claims and lawsuits arising in the ordinary course of our business, such as employment related claims and asbestos litigation, against some of which we have limited indemnification from Evonik under the agreements relating to the Acquisition. Some matters involve claims for large amounts of damages as well as other relief. In addition, legal proceedings may result from the EPA’s enforcement initiative under Sections 114 and 113a of the Clean Air Act. For further information see “—Environmental, Health and Safety Matters—Environmental—Environmental Proceedings.” We believe, based on currently available information, that the results of the proceedings referenced above, in the aggregate, will not have a material adverse effect on our financial condition, but may be material to our operating results and cash flow for any particular period when the relevant costs are incurred. We note that the outcome of legal proceedings is inherently uncertain, and we offer no assurances as to the outcome of any of these matters or their effect on the Company.

MANAGEMENT

Except as otherwise indicated below, this section describes our management and governance arrangements as we expect them to be upon our change in legal form to a Luxembourg joint stock corporation at or prior to the closing of this offering. For the purposes of this section, all references to “we,” “our” and “us” refer only to the Company and not its consolidated subsidiaries.

Luxembourg Law

Following the date of this prospectus, but prior to the completion of this offering, we will change our legal form from a limited liability company (société à responsabilité limitée) and become a Luxembourg joint stock corporation (société anonyme or S.A.). We will be subject to Luxembourg legislation on stock corporations, most importantly the Luxembourg Company Law (loi du 10 août 1915 concernant les sociétés commerciales, telle quelle a été modifiée).

Board of Directors

Following the change of our legal form, the Company will be managed by a board of directors (conseil d’administration) (the “Board of Directors”), composed of at least three members, to be appointed by the general meeting of shareholders of the Company for terms of up to six years. A decision of the general meeting of shareholders without prior notice (ad nutum), may remove a director with or without cause by a simple majority of the votes validly cast. A vacancy in the office of a director because of death, legal incapacity, bankruptcy, resignation or otherwise may be filled on a temporary basis by the remaining directors for a period of time not exceeding the initial term of the replaced director.

We understand that in connection with this offering, the Principal Shareholders and the ADIA Investor intend to enter into a shareholders’ agreement with respect to their holdings in Kinove Holdings, which will provide, among other things, that the shareholders of Kinove Holdings will vote their shares in Kinove Holdings as necessary to elect certain nominees of the Principal Shareholders to the Company’s Board of Directors. See “Summary—Principal Shareholders and Selling Shareholder.”

The Board of Directors is vested with broad powers to take any actions necessary or useful to fulfil the Company’s corporate purpose, with the exception of actions reserved by law or by the Articles of Association (statuts) to the general meeting of shareholders (in particular all decisions affecting the Articles of Association, such as capital increases, capital reductions, mergers and a change of the legal form of the Company). Decisions of the Board of Directors will be adopted at meetings where at least a majority of the directors are present or represented and resolutions will be adopted with the affirmative vote of a majority of the directors present or represented at such meeting. Meetings of the Board of Directors shall be convened and held in accordance with the rules of procedure of the Board of Directors and the Articles of Association.

In accordance with article 60 of the Luxembourg Company Law, the Company’s daily management and representation in connection with such daily management may be delegated to one or more members of the Board of Directors or to any other person (whether or not a shareholder), acting alone or jointly with others. The appointment, revocation and powers of such persons shall be determined by a resolution of the Board of Directors. The Company may also grant special powers by notarized proxy or private instrument. According to the Articles of Association, the Company will be bound to third parties by (i) the joint signature of any two directors or (ii) the sole signature of any person(s) to whom such signatory power has been granted by the Board of Directors. With respect to matters that constitute daily management of the Company, the Company will be bound to third parties by the joint signatures of (i) two class A daily managers, (ii) one class A daily manager and one class B daily manager or (iii) any other person(s) to whom such power in relation to the daily management of the Company has been delegated in accordance with the Articles of Association.

Directors

Upon the completion of this offering, we expect that our Board of Directors will consist of the following nine members.

Name	Age	Title
Dan F. Smith	68	Chairman of the Board
Claus von Hermann	39	Director
Paul Huck	64	Director
Martin Huth	51	Director
Romeo Kreinberg	63	Director
Didier Miraton	56	Director
Andrew Sweet	42	Director
Eytan Tigay	46	Director
Hans-Dietrich Winkhaus	77	Director

The following is a brief summary of the business experience of the director nominees.

Claus von Hermann. Mr. von Hermann is an investment advisory professional at Triton Beratungsgesellschaft GmbH. Mr. von Hermann was previously employed at the private equity firm Court Square Capital (formerly Citigroup Venture Capital) in London. He started his career in investment banking in Credit Suisse’s London and Frankfurt offices. Mr. von Hermann holds a B.Sc. in International Management (Diplom-Betriebswirt) from ESB Reutlingen and a B.A. in European Business from Dublin City University (DCU).

Paul Huck. Mr. Huck previously served for nine years as the chief financial officer and senior vice president of Air Products and Chemicals, Inc., a global $10 billion industrial gas and chemical company. Prior to this he served for ten years at Air Products and Chemicals as a vice president and corporate controller. He has served as a director of NewPage Corporation and as a member of NewPage’s audit committee since 2012. In addition, he serves on the boards of numerous charities. Mr. Huck holds a B.S. in mathematics from the United States Naval Academy and an MBA from the Johnson Graduate School of Management at Cornell University.

Martin Huth. Mr. Huth is an investment advisory professional and investment committee member of Triton Advisors Limited, a private equity firm. Prior to joining Triton in 2003 he was an investment professional at Warburg Pincus. Mr. Huth began his career at Morgan Stanley in London and Frankfurt, before joining Booz Allen Hamilton in Munich. Mr. Huth has an MBA from the Tuck School of Business Administration at Dartmouth College and a Diplôme of the Institut d’Etudes Politiques de Paris.

Romeo Kreinberg. Mr. Kreinberg has over thirty-five years of experience in executive management of public and private companies in the chemical industry. In addition, he currently serves as chairman of the board of directors of Ruetgers N.V., Rain Carbon Inc. and Befesa SRL. Throughout the course of his career, Mr. Kreinberg has served as a director of companies in the United States, Europe, Latin America, and Asia and is fluent in six languages. Mr. Kreinberg holds a degree from The National University of Architecture and City Planning in Buenos Aires.

Didier Miraton. Mr. Miraton is the chief executive officer of Almérys SA, a French information technology company operating in the health insurance data sphere. He is the former chief executive officer of the Laboratoires Pierre Fabre, a leading French pharmaceutical company. He also served as a managing partner of the Compagnie Generale des Etablissements Michelin SCA from May 11, 2007 to June 30, 2011. During his time at Michelin, Mr. Miraton also acted as president of Michelin’s worldwide Research & Technology group and was a member of the Michelin Group Executive Council. Mr. Miraton has been an independent director of Vilmorin Clause & Cie SA since November 2007. He holds a civil engineering degree from the École Nationale des Ponts-et-Chaussées.

Dan F. Smith. Mr. Smith serves as chairman of the board of Kraton Performance Polymers, Inc. He is also a director of Northern Tier Energy LLC. During the past five years, Mr. Smith served on the board of directors of Cooper Industries plc. He began his career with ARCO (Atlantic Richfield Company) in 1968 as an engineer. He was elected president of Lyondell Chemical Company in August 1994, chief executive officer in December 1996 and chairman of the board of directors in May 2007. Mr. Smith retired in December 2007 as chairman, president and chief executive officer of Lyondell Chemical Company following the acquisition of Lyondell by Basell. Mr. Smith also serves as a member of the College of Engineering Advisory Council at Lamar University. Mr. Smith is a graduate of Lamar University with a B.S. degree in chemical engineering.

Andrew Sweet. Mr. Sweet is a Managing Director of Rhône, a private equity firm, and has served in this capacity since 2004. Prior to joining Rhône, he worked in the mergers and acquisitions group of Lazard Frères & Co. LLC. Mr. Sweet has been a director of Quiksilver, Inc., listed on the NYSE, since July 2009. He serves as a director or manager of several private companies in which Rhône or its controlled funds hold interests. Mr. Sweet holds a B.A. in English and a B.A. in Asia Studies - Japan from Colgate University.

Eytan Tigay. Mr. Tigay is a Managing Director of Rhône, a private equity firm, and has served in this capacity since 2007. Previously, he served as Managing Director of Lazard Frères, which he joined in 1989. In 1997, he became a founding member of Lazard Capital Partners, and later was a Managing Principal and Managing Director of Lazard’s Corporate Partners LLC, and he also served as head of strategic planning for Lazard. He serves as a director or manager of several private companies in which Rhône or its controlled funds hold interests. Mr. Tigay received a B.A., magna cum laude, in Economics from the University of Pennsylvania.

Hans-Dietrich Winkhaus. Mr. Winkhaus previously served as chairman of the board, president and chief executive officer of Henkel KGaA. He has served in numerous board positions for BMW Group and as chairman of the supervisory boards of Schwarz Pharma AG and Deutsche Telekom AG. He has also served as a member of the supervisory boards of Deutsche Lufthansa AG, ERGO Versicherungsgruppe AG and Degussa AG.

Each of our directors, except for Messrs. Huck and Smith, has served as a member of an advisory board created and appointed by the Principal Shareholders to advise Orion management from time to time. In 2013, Messrs. Kreinberg, Miraton and Winkhaus received fees from Orion in respect of their services on the advisory board totaling €259,000 in the aggregate. In 2013, Messrs. Kreinberg and Miraton, who participate in the management participation program described in “—Current Executive Compensation Arrangements—Equity Plans—Management Participation Program,” also received payments from Orion in respect of their investments of €150,000 each. In addition, the Principal Shareholders have received fees from Orion in respect of certain consulting and support services, including services provided by their designees as members of the advisory board. These fees are described in “Related Party Transactions—Consulting and Support Agreement.” The advisory board, which has had no management authority under applicable corporate law, will be terminated prior to the completion of this offering.

New York Stock Exchange Listing Standards

Companies listed on the NYSE generally must comply with the corporate governance standards set forth in Section 303A of the NYSE Listed Company Manual. NYSE listed companies that are foreign private issuers, however, are permitted to follow home-country practices in lieu of Section 303A, with certain limited exceptions. Notwithstanding the home-country exemption, we currently intend to comply with the corporate governance standards of the NYSE that would apply if we were a U.S. domestic issuer.

NYSE Independence Requirements

Upon the closing of this offering, we expect that seven members of our Board of Directors will satisfy the independence requirements of the NYSE (Messrs. Smith, von Hermann, Huck, Huth, Kreinberg, Miraton and Winkhaus).

Upon the closing of this offering, the Board of Directors will have an Audit Committee, a Compensation Committee and a Nomination and Governance Committee, each of which will meet the NYSE independence standards and other governance requirements for such a committee, subject to the applicable transition rules for newly public companies as noted below.

Audit Committee

Messrs. Huck, Winkhaus and Kreinberg will serve on our Audit Committee, to be chaired by Mr. Huck. Upon the listing of our common shares, we expect that all members of our Audit Committee will qualify as independent under the listing rules of the NYSE and SEC Rule 10A-3 under the Exchange Act. Each independent member of our Audit Committee will be financially literate, and Mr. Huck will be an “audit committee financial expert” as used in Item 407 of SEC Regulation S-K. Our Audit Committee’s responsibilities will include:

•	appointing, approving the compensation of, and assessing the independence of our independent auditor;

•	overseeing the work of our independent auditor and resolving any disagreements between management and our independent auditor regarding financial reporting;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent auditor;

•	reviewing the overall audit plan with the independent auditor and members of our management;

•	reviewing and discussing with management and the independent auditor our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•	reviewing guidelines and policies regarding the Company’s exposure to risk;

•	reviewing related party transactions for potential conflicts of interest and determining whether to approve such transactions; and

•	reviewing quarterly earnings releases.

Upon our listing date, our Audit Committee’s charter will be available on our website.

Compensation Committee

Messrs. Smith, Tigay, Miraton and Huth will serve on our Compensation Committee, to be chaired by Mr. Smith. Upon the closing date of this offering, we expect that Messrs. Smith, Miraton and Huth will qualify as independent under the listing rules of the NYSE. In accordance with applicable transition rules, our Board of Directors will change the membership of the Compensation Committee in due course as may be necessary to ensure that all of its members will satisfy the independence requirements within one year after our listing date. Our Compensation Committee’s responsibilities will include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	reviewing and approving any new equity compensation plan or any material change to an existing plan where shareholder approval has not been obtained; and

•	reviewing and making recommendations to the Board of Directors with respect to the compensation of its members.

Upon our listing date, our Compensation Committee’s charter will be available on our website.

Nominating and Governance Committee

Messrs. Smith, Sweet and von Hermann will serve on our Nominating and Governance Committee, to be chaired by Mr. Smith. Upon the closing date of this offering, we expect the Messrs. Smith and von Hermann will qualify as independent under the listing rules of the NYSE. In accordance with applicable transition rules, our Board of Directors will change the membership of the Nominating and Governance Committee in due course as may be necessary to ensure that all of its members will satisfy the independence requirements within one year after our listing date. Our Nominating and Governance Committee’s responsibilities will include:

•	identifying individuals qualified to become members of our Board of Directors and its committees;

•	recommending potential nominees for election to the Board of Directors;

•	identifying directors qualified to fill vacancies on any committee of the Board of Directors;

•	developing and recommending our corporate governance guidelines and policies, and evaluating their sufficiency;

•	reviewing proposed waivers and amendments of the code of conduct;

•	overseeing the process of evaluating the performance of our Board of Directors; and

•	advising our Board of Directors on corporate governance matters.

Upon our listing date, our Nominating and Governance Committee’s charter will be available on our website.                                        .

Code of Business Conduct and Ethics

In accordance with NYSE listing requirements and SEC rules, the Company will adopt a code of business conduct and ethics that applies to all of our employees, the members of our Board of Directors and our officers. The full text of the code will be posted on the Investor Relations section of our website. We intend to disclose future amendments to certain provisions of the code, or waivers of these provisions, on our website or in filings under the Exchange Act.

Current Management Arrangements

At present, the Company does not have a Board of Directors. Rather, under Luxemburg law, our Company is currently managed by four managers (gérants) (each a “Manager”). Currently, the Managers are the Chief Executive Officer and Chief Financial Officer of the Group and two individuals resident in Luxembourg, Virginia Strelen and Erik Schoop. Ms. Strelen and Mr. Schoop are employees of Vistra, which provides corporate formation and management assistance, and in their capacity as employees of Vistra they provide similar services for other companies. The Group also has 11 Executive Officers. We expect that the Group’s current Executive Officers will remain in their positions after the completion of this offering.

The table below sets forth the Group’s current Executive Officers, their ages and their positions in the Group as of the date of this prospectus.

Name	Age	Title
Jack Clem	60	Chief Executive Officer (“CEO”)
Charles Herlinger	58	Chief Financial Officer (“CFO”)
Erik Thiry	44	Senior Vice President—Business Development
Claudine Mollenkopf	47	Senior Vice President—Business Line Specialty Carbon Black
Lixing Min	54	Senior Vice President and General Manager—Asia Pacific Region
Barry Snyder	51	Senior Vice President—Innovation
Jörg Krüger	51	Senior Vice President—Global Operations
Mark Leigh	45	Senior Vice President and General Manager—Americas Region
Christian Eggert	40	General Counsel—Global and Head of Group Legal
Jeffrey Malenky	59	Senior Vice President—Global Human Resources
Michael Reers	45	Vice President and Group Controller

The following is a brief summary of the business experience of the current Executive Officers.

Jack Clem. Mr. Clem has been the Chief Executive Officer of the Group since July 2011 and Manager of the Company since May 2014, and had been the head of Evonik Degussa GmbH’s global carbon black business since August 2009. He joined Degussa in 2001 and shortly after was named CEO of their joint venture in carbon black with a U.S.-based private equity firm. He has over 35 years of experience in the performance and specialty minerals and chemicals industry. Prior to joining Degussa, he held various senior management positions in North America and Europe at J.M. Huber Corporation and started his career in engineering and plant management at Occidental Chemical Corporation. Mr. Clem holds a master’s degree in business administration from West Texas A&M University and a bachelor’s degree in mechanical engineering from Texas Tech University.

Charles Herlinger. Mr. Herlinger has been the Chief Financial Officer of the Group since July 2011 and a Manager of the Company since May 2014. He has considerable experience from previous public and private chief financial officer positions. Most recently, he was chief financial officer of the Almatis Group, a leading worldwide manufacturer of specialty alumina-based chemical products. Prior to that, he served as chief financial officer of Cable & Wireless plc., a London Stock Exchange listed public company. Mr. Herlinger started his career as audit manager with KPMG and spent over 15 years with Siemens in Germany and North America, where he progressed to chief financial officer of Siemens Corporation in North America. Mr. Herlinger holds a bachelor’s degree in business administration and is qualified both as a certified public accountant in the United States and a chartered accountant in the United Kingdom.

Erik Thiry. Mr. Thiry has been the Senior Vice President—Business Development and a member of the executive management team since May 2012. He has over 15 years of experience in management consulting, including the chemical industry, at a global consulting firm. Mr. Thiry holds a master’s degree in business management and mechanical engineering from the University of Kaiserslautern, Germany.

Claudine Mollenkopf. Dr. Mollenkopf has been our Senior Vice President—Business Line Specialty Carbon Black since August 2011 and prior to that served the business as vice president of mechanical rubber goods. Dr. Mollenkopf joined Evonik in 1996. She has over 20 years of experience in the chemicals industry, including various positions at Evonik, such as head of aerosil and silanes sales Europe. Ms. Mollenkopf holds a doctorate and engineering degree (EHICS) in chemistry from the University Louis Pasteur, France.

Lixing Min. Dr. Min has been our Senior Vice President and General Manager—Asia-Pacific Region since April 1, 2013. He has over 23 years of experience in the chemical industry, including positions of general management of the Asia-Pacific region for both American- and German-based chemical companies. Dr. Min holds a bachelor’s degree in chemistry from Fudan University in China and master’s and doctoral degrees in chemistry from the University of Rochester.

Barry Snyder. Dr. Snyder has been Senior Vice President—Innovation since September 2012. He has over 23 years of experience in the chemical industry, including global technical and marketing leadership roles in chemical and advanced materials companies based in the United States, United Kingdom and France. Dr. Snyder holds a bachelor’s and a master’s degree in chemistry from Emory University, a master’s degree in business administration from Temple University and a doctoral degree in chemistry from Harvard University.

Jörg Krüger. Mr. Krüger has been Senior Vice President—Global Operations since September 2012. He has over 24 years of experience in the chemical industry, including a position of managing director and chief operating officer of a specialized materials company in Germany and prior to that a variety of engineering, procurement, and manufacturing roles at a major chemical and pharmaceutical corporation in Germany and the United States. Mr. Krüger holds a diploma in chemical engineering from Dortmund University, Germany.

Mark Leigh. Mr. Leigh has been Senior Vice President and General Manager—Americas Region since July 29, 2011, and joined Evonik in 1998. He has over 18 years of experience in the chemicals industry, including various positions at Evonik, such as vice president of marketing for specialty inorganics and regional sales manager in the United States. Mr. Leigh holds a bachelor’s degree in chemistry from the University of Illinois and a master’s degree in business administration from Kellogg Graduate School of Management at Northwestern University.

Christian Eggert. Dr. Eggert has been the General Counsel and Head of Group Legal since August 2012, also serving as the Chief Compliance Officer. Prior to Orion, he worked as a lawyer in private practice for more than nine years, and with two major international law firms (one as a partner) while specializing in mergers & acquisitions, restructurings and corporate law. Dr. Eggert holds a law degree from the University of Münster, a doctorate degree from the University of Jena and a master’s degree (LL.M) in comparative law from the University of Miami School of Law. He is admitted to practice law in Germany, is a member of the American Bar Association and an elected fellow of the American Bar Foundation.

Jeffrey Malenky. Mr. Malenky has been Senior Vice President—Global Human Resources since July 29, 2011 and joined Evonik in 1996. He has over 30 years of experience in human resources, including a position of vice president human resources at Evonik in the United States. Mr. Malenky holds a bachelor’s degree in liberal arts from St. Vincent College, juris doctor and master’s degree in business administration from the University of Pittsburgh. Mr. Malenky is admitted to the practice of law in the Commonwealth of Pennsylvania.

Michael Reers. Mr. Reers has been Vice President and Group Controller since September 1, 2012. He has over 17 years of experience in manufacturing and software industries, including positions of chief financial officer, corporate controller and head of finance/accounting. Mr. Reers holds a master’s degree in business administration from the University of Münster.

Current Executive Compensation Arrangements

Executive Compensation

Following the completion of the Acquisition, we implemented an executive compensation program for key management. Its objectives are: (1) to recruit and retain key leadership, (2) to link compensation to an executive’s individual performance and our financial performance and (3) to align the executives’ compensation opportunities with our short-term and long-term financial objectives.

In furtherance of these objectives, we established an executive compensation package that includes (1) fixed compensation in the form of base salary and benefits and (2) variable compensation based on the executive’s performance and our financial performance, in the form of annual cash bonus awards. These components are described in more detail below.

Base Salary. Base salaries are consistent with the scope of each Executive Officer’s responsibilities and reflect the fixed compensation necessary to recruit, motivate and retain key leadership.

Annual Cash Bonus. We have implemented an annual cash bonus plan for eligible management employees including our Executive Officers. Annual cash bonuses are based on performance objectives established by the Company on an annual basis. The objectives include both Group financial objectives and objectives appropriate to each individual. Performance results are evaluated after the completion of the plan year, Group financial results against objectives are approved by the Board, and bonuses are typically paid by April of the subsequent year. Bonus target levels are established as a percentage of base salary, and payouts against those target levels can range from 0% to 200%.

Pension, Retirement and Other Benefits. We provide our Executive Officers with a benefits package in line with those of other companies in our sector and appropriate for their respective jurisdictions. Pension, retirement, health and welfare benefits provided to our Executive Officers are identical to those which other employees are eligible to receive in the respective countries where the Executive Officers are employed, except that certain Executive Officers receive additional life insurance coverage. In addition, certain Executive Officers are provided with a Company car or allowance for the same.

Employment Agreements

We have entered into employment agreements with Messrs. Clem, Herlinger, Thiry, Snyder, Krüger, Min, Reers and Eggert, and Dr. Mollenkopf. Among other things, the agreements with Messrs. Clem, Herlinger and Snyder provide for severance benefits in the event of the Executive Officer’s termination by the Company without good cause. Severance benefits for Mr. Clem generally include base salary, target bonus, health benefits and the continued use of his Company-provided automobile, paid or extending, as applicable, for a number of weeks based on the length of his service with the Company (but in no case exceeding two years). Severance benefits for Messrs. Herlinger and Snyder include base salary and target bonus to be paid (1) in the case of Mr. Herlinger, as a lump sum equal to two years of such benefits or (2) in the case of Mr. Snyder, over a period of time equal to the shorter of one year or until the end of his term in 2016. None of our other Executive Officers has an individual contract providing for benefits upon termination.

In addition, all of our Executive Officers are subject to noncompetition and nonsolicitation restrictions by virtue of their participation in the Management Participation Program described below in “Related Party Transactions—Management Participation Program,” and some Executive Officers have comparable restrictive covenants in their employment or ancillary agreements as well.

2013 Compensation

For 2013, our current Executive Officers, each of whom is named in the table above under “Our Current Management Arrangements,” received total aggregate compensation of €8,260,762, which included base salary, annual cash bonus, the other benefits described above, and amounts set aside or accrued to provide pension, retirement or similar benefits of €402,303. In determining the foregoing aggregate amounts, compensation amounts paid to certain of our Executive Officers in currencies other than the Euro were converted using the average conversion rate from the applicable currency to the Euro over 2013.

2014 Director and Executive Compensation

Shortly before or after the completion of this offering, we intend to adopt new compensation arrangements for our nine directors to be appointed prior to the completion of this offering, subject to shareholder approval as described below. We expect the initial annual compensation for our nine directors to total €670,000 to be paid in cash and/or equity-based awards as determined by our Board of Directors following the completion of this offering.

In accordance with Luxembourg law, the compensation of the members of the board of directors of a Luxembourg joint stock corporation will be determined by the general meeting of shareholders. If we decide to adopt new compensation arrangements for our directors before the offering is completed, we would expect to seek such shareholder approval for these arrangements from our current shareholders.

The members of our senior management team, including our Executive Officers, shall be appointed from time to time by our Board of Directors. Our Board of Directors (or a committee thereof if authorized by the Board of Directors) will also determine compensation arrangements for our Executive Officers.

Equity Plans

Management Participation Program

In January 2012, we adopted a management participation program for certain of our senior personnel, including our Executive Officers, to enable them to acquire an indirect ownership interest in the Company as an incentive to remain in our employment or service, as applicable. Participants hold interests in Luxco Coinvest, a shareholder of the Company. See “Related Party Transactions—Management Participation Program” below for more information on this program and “Principal Shareholders and Selling Shareholder—Ownership After the Offering” for share ownership levels.

2014 Plans

In connection with this offering, we intend to establish the Orion Engineered Carbons S.A. 2014 Omnibus Incentive Compensation Plan and the Orion Engineered Carbons S.A. 2014 Non-Employee Director Plan, which we refer to as the “2014 Plan” and the “2014 Director Plan,” respectively. We expect the Board of Directors to adopt, and our current shareholders to approve, the 2014 Plan and the 2014 Director Plan prior to the consummation of this offering. We expect to reserve a total number of common shares for issuance under the 2014 Plan and 2014 Director Plan equal to approximately 4% of our total outstanding common shares.

2014 Omnibus Incentive Compensation Plan

Types of Awards. The 2014 Plan will provide for the grant of stock options (both stock options intended to be incentive stock options under Sections 421 or 422 of the Internal Revenue Code of 1986, as amended and non-qualified stock options), stock appreciation rights, restricted stock awards, restricted stock units, dividend equivalent rights, performance-based stock awards and other stock-based awards (collectively, “stock awards”) based on our common shares, as well as the grant of cash awards.

Eligibility and Administration. Current employees or consultants of the Group or, solely with respect to their final year of service, former employees, will be eligible for awards under the 2014 Plan. The 2014 Plan generally will be administered by our Compensation Committee (or its delegates). The Compensation Committee (or its delegates) will determine the persons who will receive awards under the 2014 Plan, the time when awards will be granted, the terms of such awards and the number of common shares, if any, which will be subject to the awards. The Board of Directors, in its sole discretion, also may grant awards or administer the 2014 Plan.

Authorized Shares. If any award that is granted under the 2014 Plan is forfeited, expires or is settled for cash, then the shares covered by such forfeited, expired or settled award will again become available to be delivered pursuant to awards granted under the 2014 Plan. In the event that tax withholding obligations from an award granted under the 2014 Plan (other than a stock option or stock appreciation right) are satisfied by the withholding or tendering of common shares, the shares so withheld or tendered will be added back to the shares available for issuance under the 2014 Plan. In the case of an acquisition, any common shares issued in connection with awards that are assumed, converted or substituted as a result of our acquisition of another company will not count against the number of shares that may be issued under the 2014 Plan.

Adjustments. In connection with stock splits, extraordinary dividends, stock dividends, recapitalizations and certain other events affecting our common shares, the Compensation Committee (or its delegates) will make adjustments as it deems appropriate in the number of shares available for issuance under the 2014 Plan, the number and kind of shares covered by outstanding grants, the kind of shares that may be issued under the 2014 Plan and the exercise price of all outstanding stock awards, if applicable.

Amendment and Termination. The 2014 Plan will have a term of ten years. The Board may from time to time suspend, discontinue, revise or amend the 2014 Plan. Unless otherwise determined by the Board, shareholder approval of any suspension, discontinuance, revision or amendment will be obtained only to the extent necessary to comply with any applicable laws, regulations or rules of a securities exchange or self-regulatory agency.

2014 Non-Employee Director Compensation Plan

The terms of the 2014 Director Plan will be substantially similar to those of the 2014 Plan, except for the following key differences: (1) only non-employee directors will be permitted to participate in the 2014 Director Plan; (2) incentive stock options may not be granted to non-employee directors; (3) cash-based awards may include retainers or meeting-based fees; and (4) award grants will be limited by the aggregate amount of non-employee director compensation approved by the general meeting of the shareholders on an annual basis in accordance with Luxembourg law. With regard to possible initial arrangements, see “Current Executive Compensation Arrangements—2014 Director and Executive Compensation.”

PRINCIPAL SHAREHOLDERS AND SELLING SHAREHOLDER

Our Principal Shareholders

Based on the share capital registered in the Luxembourg Trade and Companies Register, all of our outstanding common shares (or share capital prior to our change in legal form to a Luxembourg joint stock corporation) are currently owned by Kinove Holdings and by Luxco Coinvest. Kinove Holdings is a limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg and registered under registration number B160 655 with the Luxembourg Register of Commerce and Companies (Registre de Commerce et des Sociétés). Kinove Holdings’ principal registered office is located at 15 rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg. Kinove Holdings is primarily owned by the Rhône Investors and the Triton Investors, who are our Principal Shareholders. The remaining ownership interests in Kinove Holdings are held by the ADIA Investor. We understand that in connection with this offering, the Principal Shareholders and the ADIA Investor intend to enter into a shareholders’ agreement with respect to their holdings in Kinove Holdings. See “Summary—Principal Shareholders and Selling Shareholder.” Luxco Coinvest is an investment vehicle that is owned by the Management Investors and Kinove Holdings, and that is managed by Kinove Holdings, as described below under “Related Party Transactions–Management Participation Program.”

Ownership After the Offering

The following tables show the current ownership of the Company’s common shares (or share capital) by Kinove Holdings and Luxco Coinvest, as the direct owners, and by the Principal Shareholders, the ADIA Investor and the Management Investors, through their respective indirect ownership interests in Kinove Holdings or Luxco Coinvest, as applicable, and their ownership interests after the offering is completed, as adjusted to reflect the sale of the common shares by Kinove Holdings, as the Selling Shareholder, in the offering. The following tables also provide this ownership information for the persons we expect to be our directors upon the completion of this offering. The following tables are presented as of July 14, 2014 and assume that (1) the pricing of this offering will occur on July 24, 2014, (2) the Company has changed its legal form to a Luxembourg joint stock corporation and issued 12,708,102 new shares to Kinove Holdings in the Refinancing (the exact number of which will depend on the actual initial public offering price and the date of pricing of this offering), (3) the initial public offering price is $22.50 per share, which is the midpoint of the range set forth on the cover of this prospectus and (4) the underwriters do not exercise their option to purchase additional common shares. As of July 14, 2014, none of the common shares (or share capital) of the Company were held of record by residents of the United States.

Direct Owners	Common Shares Owned Prior to the Offering		Common Shares Sold in the Offering	Common Shares Owned After the Offering
	Number	Percent(1)	Number	Number	Percent
Kinove Holdings	50,636,990	89.69%	18,000,000	32,636,990	57.81%
Luxco Coinvest(2)	5,821,112	10.31%	—	5,821,112	10.31%
Public shareholders	—	—	—	18,000,000	31.88%
Total	56,458,102	100.0%	18,000,000	56,458,102	100.0%

Indirect Owners	Common Shares Indirectly Owned Prior to the Offering		Common Shares Indirectly Sold in the Offering	Common Shares Indirectly Owned After the Offering
	Number	Percent	Number	Number	Percent
Rhône Investors(3)	23,617,514	41.83%	8,019,306	15,598,208	27.63%
Triton Investors(4)	23,617,514	41.83%	8,019,306	15,598,208	27.63%
ADIA Investor(5)	5,776,448	10.23%	1,961,388	3,815,060	6.76%
Management Investors (collectively)(6)	3,446,626	6.10%	—	3,446,626	6.10%
Total	56,458,102	100.0%	18,000,000	38,458,102	68.12%

Directors:
Directors collectively (9 persons)(7)	300,001	*	—	300,001	*

Executive Officers:
Jack Clem	612,500	1.08%	—	612,500	1.08%
Christian Eggert	*	*	—	*	*
Charles Herlinger	612,500	1.08%	—	612,500	1.08%
Jörg Krüger	*	*	—	*	*
Mark Leigh	*	*	—	*	*
Jeffrey Malenky	*	*	—	*	*
Lixing Min	*	*	—	*	*
Claudine Mollenkopf	*	*	—	*	*
Michael Reers	*	*	—	*	*
Barry Snyder	*	*	—	*	*
Erik Thiry	*	*	—	*	*
Executive Officers collectively (11 persons)	2,105,487	3.73%	—	2,105,487	3.73%

Totals may not sum due to rounding.
*	Represents beneficial ownership of less than one percent (1%) of our outstanding equity interests.

(1)	Prior to this offering and the issuance of new shares to Kinove Holdings in the Refinancing, Kinove Holdings owned 88.89% of the shares of the Company, with the remaining 11.11% of the shares owned by Luxco Coinvest.

(2)	Includes 6.10% attributable to shares of Luxco Coinvest held by the Management Investors and 4.21% attributable to shares of Luxco Coinvest held by Kinove Holdings.

(3)	Reflects pro rata indirect interest in the Company’s common shares, based on shares held by Kinove Holdings and Luxco Coinvest. The Rhône Investors are three limited partnerships organized under the laws of the Cayman Islands and one partnership organized under the laws of the Netherlands. The economic owners of each of the partnerships are the partners of each such partnership that provided equity funding. Each of the partnerships is managed through its general partner, which is an affiliate of Rhône Capital L.L.C., a Delaware limited liability company. The general partners are OEC Holdings 3 SVP GP L.P. and OEC Holdings 4 SVP GP L.P., which are limited partnerships organized under the laws of the Cayman Islands, and Rea Silvia GP C.V., which is a limited partnership (commanditaire vennootschap) organized under the laws of The Netherlands. The general partners have the power to vote or dispose of the shares of Kinove Holdings held by the partnerships. The limited partners own substantially all of the equity capital of the partnerships but do not have the power to vote or dispose of the shares of Kinove Holdings held by the partnerships. The address for the partnerships organized under the laws of the Cayman Islands is P.O. Box 309, Ugland House, South Church Street, Grand Cayman, KY1-1104, Cayman Islands. The address for the partnership organized under the laws of the Netherlands is 630 5th Avenue, Suite 2710, New York, NY 10111.

(4)	Reflects pro rata indirect interest in the Company’s common shares, based on shares held by Kinove Holdings and Luxco Coinvest. The Triton Investors are eight partnerships organized under the laws of Jersey and one limited liability company organized under the laws of Jersey, all of which are directly or indirectly managed by Triton Managers III Limited or TFF III Limited, both of which are limited liability companies organized under the laws of Jersey. The managers indirectly have the power to vote or dispose of the shares of Kinove Holdings held by the partnerships and the limited liability company. The non-managing partners and members of these entities own substantially all of the equity capital of these entities but do not have the power to vote or dispose of the shares of Kinove Holdings held by these entities. The address for the Triton Investors is Charter Place, 1st floor, 23-27 Seaton Place, St. Helier, JE 3QL, Jersey.

(5)

Reflects pro rata indirect interest in the Company’s common shares, based on shares held by Kinove Holdings and Luxco Coinvest. The ADIA Investor is organized under the laws of the Grand Duchy of Luxembourg and is directly wholly-owned by the Abu Dhabi Investment Authority, a public institution wholly-owned by the Government of the Emirate of Abu Dhabi. The ADIA Investor owns the economic interest in the shares of Kinove Holdings it holds but has no power to vote or dispose of those shares except in limited circumstances. The address for the ADIA Investor is Luxinva S.A., 2 rue Joseph Hackin, L-1746 Luxembourg.

(6)	Reflects pro rata indirect interest in the Company’s common shares. The Management Investors hold no common shares of the Company but do, as a result of participation in the MPP, hold a 6.10% indirect economic interest in us through ownership of shares in Luxco Coinvest. While the Management Investors collectively hold approximately 59.2% of the shares in Luxco Coinvest, the business and affairs of Luxco Coinvest are managed by Kinove Holdings, which also holds the remainder of its shares. The address for the Management Investors is the address for Luxco Coinvest, which is 26-28 rue Edward Steichen, L-2540 Luxembourg.

(7)	Reflects pro rata indirect interest in the Company’s common shares. Our directors hold no common shares of the Company, but two of our directors (Messrs. Kreinberg and Miraton) hold an indirect economic interest in us through ownership of shares in Luxco Coinvest. One additional director holds an indirect economic interest in us (corresponding to one common share) through ownership of shares in Luxco Coinvest. For the purpose of these tables and the accompanying footnotes, references to the Management Investors and their indirect share ownership include these three directors and their indirect share ownership.

RELATED PARTY TRANSACTIONS

Consulting and Support Agreement

On July 28, 2011, in connection with the Acquisition and related carve-out activities we entered into a management consulting and support agreement (the “Consulting and Support Agreement”) with a consulting and support provider nominated by the Triton Investors, as well as with one affiliated with the Rhône Investors (together, the “Consultants”) pursuant to which the Consultants provide us with certain management consulting and ongoing support services (relating to financing, operation improvement initiatives, acquisition initiatives, tax, legal and structuring) (the “Management Services”) until the date on which the Rhône Inventors, as to their Consultant, or the Triton Investors, as to their Consultant, no longer hold, directly or indirectly, any equity securities in us or our successors. In consideration for rendering the Management Services, the Consultants are entitled to receive an annual fee of €3.0 million in equal semi-annual installments of €1.5 million and will be reimbursed for all reasonable and necessary expenses and other disbursements. The Consultants, or any other entity nominated by the Rhône Investors or the Triton Investors, may also receive additional compensation on a transaction-by-transaction basis for consulting services rendered to us. The Consulting and Support Agreement also contains customary indemnification provisions in favor of the Consultants, their affiliates and certain of their related parties.

The Principal Shareholders have informed the Company that they intend to terminate the Consulting and Support Agreement at the closing of this offering.

Preferred Equity Certificates (Our Shareholder Loan)

On July 28, 2011 we issued 277,450,000 PECs, each with a par value of €1.00, to Kinove Holdings as part of the Acquisition. We issued a further 544,561 PECs to Kinove Holdings on February 1, 2013, giving our outstanding PECs a nominal value of €277,994,561. The outstanding PECs’ nominal value was converted into US dollars, resulting in an aggregate amount of $376,682,630 represented by 376,682,630 PECs having a nominal value of $1 each.

In accordance with the terms and conditions of the PECs, the yield applying to the PECs shall be an amount corresponding to the aggregate of (I) the total of 0.1% per annum multiplied by the aggregate par value of all outstanding PECs for each accrual period (computed on a 360 day year and the actual number of days elapsed) (the “Base Rate”) and (II) the difference between (i) all proceeds received or accrued in an accrual period from the company’s underlying investment, excluding any such proceeds attributable to a return of capital of such investment, and (ii) the sum of the Base Rate and a spread (initially set at 0.175% but subject to adjustment further to a transfer pricing study). The yield shall accrue daily and shall be calculated on the basis of a 360 days year.

In connection with the Refinancing, we will discharge approximately $110 million (€80 million based on an exchange rate of €1.00 = US$1.3800) of our PECs held by Kinove Holdings (including principal and estimated accrued yield) and issue new shares to Kinove Holdings in consideration of its contributing the remaining outstanding PECs (approximately $286 million (€207 million), including principal and estimated accrued yield) to us as an equity contribution, see “Summary—Refinancing.”

Management Participation Program

In January 2012, our Management Participation Program, (the “MPP”), was created to align interests among our key managers, our Principal Shareholders and other investors and the Company by allowing managers to participate in our economic success. To accomplish this, the MPP allows certain managers to purchase common shares in Luxco Coinvest, a shareholder of the Company. Prior to this offering, Kinove Holdings owned 88.89% of the common shares of the Company, with the remaining 11.11% of the common shares owned by Luxco Coinvest. The terms and conditions of participation in the MPP are governed by the Shareholders’ Agreement, dated January 13, 2012, entered into by Kinove Holdings, Luxco Coinvest and representatives of the Rhône Investors and Triton Investors (the “Shareholders’ Agreement”) and the Investment and Shareholders’ Agreement, dated January 13, 2012, entered into by Kinove Holdings, the Company, and Luxco Coinvest (the “Investment Agreement”).

A number of the members of our management team, totaling 46 current employees, participate in the MPP. The participants hold 70.9% of the common shares in Luxco Coinvest, as of the date of this prospectus (59.2% following the Refinancing). The remaining 29.1% (40.8% following the Refinancing) of the common shares in Luxco Coinvest are held by Kinove Holdings, which acts as the general partner in Luxco Coinvest. Kinove Holdings and the participants in the MPP are the only shareholders of Luxco Coinvest. The Shareholders’ Agreement requires that Kinove Holdings own at least 10% of the common shares of Luxco Coinvest, and such shares may not be transferred to the MPP participants. In the event of a capital increase of the common shares of the Company, Luxco Coinvest will have a pro rata subscription right for common shares of the Company and each participant will have the right to request indirect pro rata participation, by purchasing additional shares in Luxco Coinvest, in such capital increase from the General Partner, if Kinove Holdings determines to acquire newly issued shares in the Company.

Kinove Holdings controls the management of Luxco Coinvest and manages and legally represents Luxco Coinvest, with some limited exceptions by which the other shareholders may object to actions of Kinove Holdings. Participants in the MPP generally have ordinary voting rights in Luxco Coinvest (one vote per share) through participant representatives. Kinove Holdings has the power to determine which managers are eligible to participate in the MPP, as well as the level of such participation. The managers invited to participate in the MPP have entered into an agreement to purchase shares in Luxco Coinvest from Kinove Holdings, at a subscription price equal to the fair market value of the common shares as determined by Kinove Holdings. In the event that there are insufficient common shares available for sale to participants, Kinove Holdings may contribute additional shares to Luxco Coinvest by either contributing new, or selling existing, common shares of the Company to Luxco Coinvest.

The Investment Agreement also provides for certain tag-along and drag-along rights for Luxco Coinvest and Kinove Holdings. In the event that more than 50% of the common shares of the Company or any of its operating subsidiaries are sold to a third party, and in the case that the purchaser is unwilling to purchase all of the shares that Kinove Holdings and Luxco Coinvest are willing to sell, the sale of the shares to the purchaser shall be pro-rated between Kinove Holdings and Luxco Coinvest. In addition, in the event that Kinove Holdings intends to sell all or a portion of its common shares in the Company, Luxco Coinvest will be entitled and compelled to sell the same pro rata portion of its common shares in the Company. MPP participants are generally entitled to receive the economic benefits relating to their MPP shares, including their pro rata share of any sales proceeds or, upon liquidation of Luxco Coinvest by majority shareholder approval, common shares held by Luxco Coinvest.

Shares purchased by participants in the MPP contain no vesting or similar conditions, but MPP participants must comply with the underwriting lock-up described in “Underwriting” below, in each case following consummation of the offering.

As described under “Management – Current Executive Compensation Arrangements – Equity Plan – 2014 Plans,” the Company expects to use the 2014 Plan and 2014 Director Plan for the grant of future equity-based awards to selected employees and non-employee directors.

Related Party Transaction Approval Policy

Our Board of Directors will adopt, prior to completion of this offering, a written related party transaction approval policy pursuant to which an independent committee which may be a standing or ad hoc committee of our Board of Directors will review and approve or take such other action as it may deem appropriate with respect to the following transactions:

•	a transaction in which we are a participant and which involves an amount exceeding $120,000 and in which any of our directors, officers or 5% shareholders, or any other “related person” as defined in Item 404 of SEC Regulation S-K (“Item 404”), has or will have a direct or indirect material interest;

•	any material amendment, modification or extension of the registration rights agreement to be entered into with Kinove Holdings; and

•	any other transaction that meets the related party disclosure requirements of the SEC as set forth in Item 404.

This policy will set forth factors to be considered by an independent committee in determining whether to approve any such transaction, including the nature of our involvement in the transaction, whether we have demonstrable business reasons to enter into the transaction, whether the transaction would impair the independence of a director and whether the proposed transaction involves any potential reputational or other risk issues.

To simplify the administration of the approval process under this policy, an independent committee may, where appropriate, establish guidelines for certain types of related party transactions or designate certain types of such transactions that will be deemed pre-approved. This policy will also provide that the following transactions are deemed pre-approved:

•	decisions on compensation or benefits or the hiring or retention of our directors or executive officers, if approved by the applicable committee of the Board of Directors;

•	the indemnification and advancement of expenses pursuant to our articles of association or an indemnification agreement; and

•	transactions where the related person’s interest or benefit arises solely from such person’s ownership of our securities and holders of such securities receive the same benefit on a pro rata basis.

If our Board of Directors appoints an ad hoc independent committee to review and take action with regard to any one or more related party transactions, the committee will be comprised of at least three independent directors. If at the applicable time our Board of Directors has designated an independent director as its “lead director,” he or she will be a member and the chairperson of the independent committee. A director on any committee considering a related party transaction who has an interest in the transaction will not participate in the consideration of that transaction unless requested by the chairperson of the committee.

This policy will not apply to the implementation or administration of the registration rights agreement to be entered into with Kinove Holdings. See “Shares Eligible For Future Sale—Registration Rights Agreement.”

DESCRIPTION OF MATERIAL INDEBTEDNESS

We intend to refinance certain of the following debt obligations prior to, or simultaneously with, the completion of this offering. See “Summary—Refinancing.” The following summaries are not complete and are subject to, and qualified in their entirety by reference to, the provisions of the documents summarized below, which have been or will be filed as exhibits to the registration statement of which this prospectus is a part.

New Senior Secured Credit Facility

We expect to enter into a senior secured credit facility (the “New Credit Facility”) with, among others, Goldman Sachs Bank USA, as administrative agent, Goldman Sachs Bank USA and UBS Securities LLC, as joint global coordinators and joint bookrunners, Barclays Capital, J.P. Morgan Limited, J.P. Morgan Chase Bank, N.A., and Morgan Stanley Bank, N.A. as joint bookrunners and DZ Bank AG, Fifth Third Bank, HSBC Bank N.A. and Mediobanca S.p.A as mandated lead arrangers. The borrowers under the New Credit Facility will be Orion Engineered Carbons GmbH and a newly formed U.S. subsidiary, which are indirect subsidiaries of the Company.

We expect that the New Credit Facility will consist of (i) a €665 million senior secured term loan (of which 60% will be denominated in Euros and 40% will be denominated in Dollars) having a final maturity in 2021, and (ii) a €115 million multicurrency revolving credit facility having a final maturity in 2019. We expect that the New Credit Facility will also provide us with incremental credit facilities and the option to refinance the loans with external debt and extend the maturity dates of the loans thereunder, subject to certain limitations. The obligations of the lenders to make credit extensions under the New Credit Facility will be subject to certain conditions, including the pricing of this offering prior to or substantially concurrently with such initial credit extensions.

Borrowings under the New Credit Facility will accrue interest, at our option, at a rate equal to the applicable margin over either (a) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate for a one-month interest period plus 1.00% or (b) the LIBOR rate for the interest period relevant to such borrowing. The applicable margins, which have not yet been determined, will be subject to step-down upon the achievement of specified first lien net leverage ratios, subject, in the case of the term loan, to specified base-rate and LIBOR floors. In addition, we will be required to pay a commitment fee equal 40% of the applicable interest rate then in effect to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder.

We will be required to prepay the term loans, subject to certain exceptions, with the net cash proceeds (that are not reinvested) from all non-ordinary course asset sales or other dispositions or any incurrence of debt by the borrowers, certain parent companies (including the Company), and their respective restricted subsidiaries. In addition, if our first lien net leverage ratios exceed specified levels, we will be required to prepay the term loans, subject to certain exception, with up to 50% of our annual excess cash flow. Currently, our first lien net leverage ratio does not exceed the specified levels. Starting six months after the closing of the New Credit Facility, we will also have the ability to voluntarily repay outstanding loans at any time without premium or penalty, subject to certain exceptions.

The obligations under the New Credit Facility will be unconditionally guaranteed by certain parent companies of the borrowers, including the Company, and, subject to certain exceptions, each of the borrowers’ existing and future material wholly-owned subsidiaries. In addition, the New Credit Facility will be collateralized by first priority or equivalent security interests, subject to certain exceptions and qualifications, in (i) all the capital stock of, or other equity interests in, the borrowers and each of the borrowers’ and guarantors’ material direct or indirect wholly-owned restricted subsidiaries, and (ii) certain tangible and intangible assets of the borrowers and the guarantors.

The New Credit Facility will contain a number of significant affirmative and negative covenants and events of default. Such covenants, among other things, will restrict, subject to certain exceptions, the ability of the borrowers, certain parent companies (including the Company), and their respective restricted subsidiaries to incur additional indebtedness and make guarantees; create liens on assets; enter into sale and leaseback transactions; engage in mergers or consolidations; sell assets; make fundamental changes; pay dividends and distributions or repurchase our capital stock; make investments, loans and advances, including acquisitions; engage in certain transactions with affiliates; make changes in the nature of their business; and make prepayments of junior debt or permitted subordinated unsecured debt. The borrowers, certain parent companies (including the Company), and their respective restricted subsidiaries will also be required to maintain a maximum first lien net leverage ratio if borrowings under the revolving credit facility exceed a certain threshold.

Shareholder Loan

See “Related Party Transactions—Preferred Equity Certificates (Our Shareholder Loan).”

Senior Secured Notes

On June 22, 2011, our indirect subsidiary Orion Engineered Carbons Bondco GmbH (“German Bondco”) issued €355,000,000 aggregate principal amount of 10.00% Senior Secured Notes due 2018 (the “2018 Euro Notes”) and $350,000,000 aggregate principal amount of 9.625% Senior Secured Notes due 2018 (the “2018 Dollar Notes” and, together with the 2018 Euro Notes, the “Senior Secured Notes”). The Senior Secured Notes are senior obligations of German Bondco and rank pari passu in right of payment with any existing and future indebtedness of German Bondco that is not subordinated in right of payment to the Senior Secured Notes. The holders of the Senior Secured Notes and the lenders under the Revolving Credit Facility (as defined below) benefit from a common guarantee and security package.

Interest on the Senior Secured Notes is payable semi-annually on each June 15 and December 15. The Senior Secured Notes will mature on June 15, 2018.

At any time prior to June 15, 2014, German Bondco may (i) redeem all or part of the Senior Secured Notes, at a redemption price equal to 100% of the principal amount of such Senior Secured Notes, plus accrued and unpaid interest and additional amounts, if any, plus a “make-whole” premium applicable to the relevant series of Senior Secured Notes, (ii) on one or more occasions redeem up to 35% of the aggregate principal amount of each series of Senior Secured Notes using the net proceeds from certain equity offerings at a redemption price equal to 110.000% of the principal amount of the 2018 Euro Notes redeemed, and at a redemption price equal to 109.625% of the principal amount of the 2018 Dollar Notes redeemed, in each case, plus accrued and unpaid interest and additional amounts, if any, to the date of redemption, provided that at least 65% of the original aggregate principal amount of the relevant series of Senior Secured Notes remains outstanding after the redemption and the redemption occurs within 120 days of the date of the closing of such equity offering, and (iii) during each twelve-month period commencing with the issue date redeem up to 10% of the original aggregate principal amount of each series of Senior Secured Notes at its option, from time to time, at a redemption price equal to 103% of the principal amount of the relevant series of Senior Secured Notes redeemed, plus accrued and unpaid interest and additional amounts, if any, to the date of redemption.

At any time on or after June 15, 2014, German Bondco may on any one or more occasions redeem all or a part of each series of Senior Secured Notes at the redemption prices set forth below, plus accrued and unpaid interest to the date of redemption:

Year	2018 Euro Notes Redemption Price	2018 Dollar Notes Redemption Price
2014	107.500%	107.219%
2015	105.000%	104.813%
2016	102.500%	102.406%
2017 and thereafter	100.000%	100.000%

In June 2012, German Bondco redeemed 10% of the outstanding 2018 Euro Notes and 10% of the outstanding 2018 Dollar Notes. On April 4, 2014 we notified the holders of our Senior Secured Notes that we would exercise our optional redemption right with respect to 10% of the original aggregate principal amount of the Senior Secured Notes and, accordingly, would redeem €35.5 million aggregate outstanding principal amount of the Euro Notes and $35.0 million aggregate outstanding principal amount of the Dollar Notes on May 5, 2014. In accordance with the indenture governing the Senior Secured Notes, the optional redemption will be exercised at a price equal to 103.0% of the principal amount of Senior Secured Notes to be redeemed plus interest thereof accruing to, but excluding, May 5, 2014.

Super Senior Revolving Credit Facility

On June 10, 2011, certain of our subsidiaries as borrowers and guarantors entered into a super senior revolving credit facility agreement (the “Revolving Credit Facility”) with, among others, Barclays Capital, Goldman Sachs International and UBS Limited as arrangers, UBS Limited as agent and security agent, and a syndicate of banks as lenders, which was amended and restated as of July 25, 2011 and December 21, 2012. The Revolving Credit Facility provides for a multicurrency revolving credit facility of up to $250.0 million. The borrowings under the Revolving Credit Facility may be used for the general corporate and working capital purposes of the Group, subject to certain limitations set therein.

Loans under the Revolving Credit Facility bear interest at rates per annum equal to LIBOR (or, in relation to any loan in Euro, EURIBOR) plus a margin of 4% per annum and certain mandatory costs. The margin can be reduced to 3.5% per annum or 3.0% per annum, as applicable, subject to compliance with the leverage ratio and certain other requirements set forth in the Revolving Credit Facility. The Revolving Credit Facility will terminate on July 29, 2017.

No funds had been drawn in cash under the Revolving Credit Facility as of March 31, 2014. After March 31, 2014, we drew approximately €45 million (including estimated accrued interest to the repayment date) under the Revolving Credit Facility to fund working capital purchases. We expect to repay this amount and replace this facility with the New Credit Facility in the Refinancing.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The following description is a summary of certain information relating to our share capital as well as certain provisions of our Articles of Association to be in effect upon our change of legal form to a Luxembourg joint stock corporation (société anonyme or S.A.) and the Luxembourg Company Law (loi du 10 août 1915 concernant les sociétés commerciales, telle quelle a été modifiée). The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of our Articles of Association, the form of which will be filed as an exhibit to the registration statement of which this prospectus is a part, and applicable Luxembourg law. You may obtain copies of our Articles of Association as described under “Where You Can Find More Information” in this prospectus.

Share Capital

As of the date of this prospectus, the Company’s issued share capital is €43,750,000 and is divided into 43,750,000 ordinary registered shares (actions nominatives) with a nominal value of €1.00 each.

Upon the change of legal form to a joint stock company, our issued share capital will be €            , divided into common shares having no par value (actions nominatives sans valeur nominale).

Authorized Capital

Upon the change of legal form to a joint stock corporation, the Company’s authorized share capital, excluding the issued share capital, will be €             consisting of common shares with no par value. During a period of five years from the date of publication of the resolutions of the extraordinary general meeting of shareholders to be held in connection with the change of legal form to a joint stock corporation or, as the case may be, of the resolution to renew, increase or reduce the authorized share capital in the Luxembourg Official Gazette (Mémorial Recueil des Sociétés et Associations), the Board of Directors will be authorized to issue common shares, to grant options to subscribe for common shares and to issue any other instruments convertible into common shares within the limit of the authorized capital, including under the 2014 Plan and the 2014 Director Plan, to such persons and on such terms as it shall see fit, and specifically to proceed to such issue by suppressing or limiting the existing shareholders’ preferential rights and, in particular, to eliminate or limit the preferential right of shareholders to subscribe for the new common shares to be issued. The Company’s authorized share capital may be increased or reduced by a resolution of the general meeting of shareholders, adopted in the manner required for an amendment of the Articles of Association.

Form, Certification and Transfer of Common Shares

The common shares will be issued in registered form only. In accordance with Luxembourg law, the Company will keep a shareholders’ register at 15, rue Edward Steichen, L-2540, Luxembourg, Grand Duchy of Luxembourg, the registered office of the Company. Ownership of registered common shares will be established by inscription in the shareholders’ register. The Company may appoint registrars in different jurisdictions, each of whom may maintain a separate register for the common shares entered in such register. Shareholders may elect to be entered into one of these registers and to be transferred from time to time from such register to another register. The Board of Directors may impose certain transfer restrictions for shares that are registered, listed, quoted, dealt in or have been placed in certain jurisdictions to comply with the requirements of those jurisdictions. A transfer to the register maintained at the Company’s registered office may always be requested. The Company shall hold up-to-date copies of all such registers in its registered office. At the time of completion of this offering, the Company will have no separate shareholders’ registers other than the shareholders’ register maintained at the Company’s registered office. Title to the registered common shares will be evidenced by the recordings of the holder of registered common shares in the register. The common shares may be held by a holder through a securities settlement system or a depository. Common shares held through a securities settlement system or a depository will be recorded in an account opened in the name of the holder and may be transferred from one account to another in accordance with customary procedures for the transfer of securities in book-entry form. The holder of common shares held in such securities accounts will have the same rights and obligations as if such holder held the shares directly and must inform the depository of that decision. However, the Company will make dividend payments, if any, and any other payments in cash, shares or other securities, if any, only to the securities settlement system or depository recorded in the register of shareholders or in accordance with the instructions of such securities settlement system or depository. Such payment will fully discharge of the Company’s obligations with respect to the applicable payment. Certificates reflecting the recordings in the register of registered common shares may be delivered to the holders of registered common shares. According to the Articles of Association, holders of registered common shares will not be entitled to convert their registered common shares into bearer common shares. The common shares will be freely transferable in accordance with the legal requirements for registered common shares and relevant clearing settlement rules.

Preemptive Rights

Under the Luxembourg Company Law, an existing shareholder in a joint stock corporation has a preemptive right to subscribe for new shares to be issued by the corporation in proportion to the number of shares it holds in the joint corporation’s existing share capital. These preemptive rights do not apply to shares issued out of authorized share capital to the extent that the general meeting of shareholders, when creating the authorized share capital, authorized the Board of Directors to exclude such preemptive rights. The Luxembourg Company Law allows the exclusion of preemptive rights upon a shareholders’ resolution passed with a majority of at least two-thirds of the votes validly cast at the relevant general meeting of shareholders or by the Board of Directors based on the authorization of the general meeting of shareholders.

Repurchase of Our Own Shares

The Articles of Association will permit the Company to repurchase its own common shares, to the extent and under the terms permitted by law.

Without prejudice to the principle of equal treatment of similarly situated shareholders, pursuant to the Luxembourg Company Law, the Company may acquire its own common shares either itself or through a person acting in its own name but on the Company’s behalf subject to the following statutory conditions:

(1) the authorization to acquire common shares is to be given by a general meeting of shareholders, which determines the terms and conditions of the proposed acquisition and in particular the maximum number of common shares to be acquired, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of acquisition for value, the maximum and minimum consideration;

(2) the acquisitions must not have the effect of reducing the net assets of the Company below the aggregate of the subscribed capital and the reserves that may not be distributed under law or the Articles of Association; and

(3) only fully paid-up common shares may be acquired.

At the time of each authorized acquisition, the Board of Directors must ensure that the statutory conditions mentioned in the preceding paragraph are complied with.

Where the acquisition of the Company’s own common shares is necessary in order to prevent serious and imminent harm to the Company, no authorization will be required from the general meeting of shareholders. In such a case, the next general meeting of shareholders must be informed by the Board of Directors of the reasons for and the purpose of the acquisitions made, the number and nominal values, or in the absence thereof, the accounting par value of the common shares acquired, the proportion of the subscribed capital which they represent and the consideration paid for such shares.

In addition, no authorization will be required from the general meeting of shareholders in the case of common shares acquired either by the Company or on its behalf for distribution to the staff of the Company. The distribution of any such common shares must take place within 12 months from the date of acquisition.

None of the abovementioned statutory conditions, except for the condition described under (2) above, apply to the acquisition of:

(a) common shares acquired pursuant to a decision to reduce the capital or in connection with the issue of redeemable shares;

(b) common shares acquired as a result of a universal transfer of assets;

(c) fully paid-up common shares acquired free of charge or acquired by banks and other financial institutions pursuant to a purchase commission contract;

(d) common shares acquired by reason of a legal obligation or a court order for the protection of minority shareholders, in particular in the event of a merger, the division of the Company, a change in the Company’s purpose or form, the transfer abroad of its registered office or the introduction of restrictions on the transfer of common shares;

(e) common shares acquired from a shareholder in the event of failure to pay-up such shares; and

(f) fully paid-up common shares acquired pursuant to an allotment by court order for the payment of a debt owed to the Company by the owner of the common shares.

Common shares acquired in the cases indicated under (b) to (f) must, however, be disposed of within a maximum period of three years after their acquisition, unless the nominal value, or, in the absence of nominal value, the accounting par value of the common shares acquired does not exceed 10% of the subscribed capital. If the common shares so acquired are not disposed of within the period prescribed, they must be cancelled. The subscribed capital may be reduced by a corresponding amount. Such a reduction is compulsory where the acquisition of common shares and their subsequent cancellation results in the Company’s net assets having fallen below the amount of the subscribed capital and the reserves which may not be distributed under law or the Articles of Association.

Any common shares acquired in contravention of the above conditions (a) to (f) must be disposed of within a period of one year after the acquisition. If not disposed of within that period, such shares must be cancelled.

Where the acquisition by the Company of its own common shares is permitted in accordance with the foregoing, the holding of such common shares is subject to the following conditions: (i) the voting rights with respect to such shares are suspended; and (ii) if the said common shares are included as an asset shown in the balance sheet, a non-distributable reserve of the same amount is to be created as a liability.

Where the Company has acquired its common shares in accordance with the above, the annual report of the Board of Directors must indicate: (i) the reasons for acquisitions made during the financial year, (ii) the number and the nominal value of the common shares acquired and disposed of during the financial year and the proportion of the subscribed capital which they represent, (iii) in the case of acquisition or disposal for value, the consideration for the common shares, and (iv) the number and nominal value of all the common shares acquired and held in the Company’s portfolio, as well as the proportion of the subscribed capital which they represent.

Capital Increase and Reduction

The share capital may be increased by a resolution of the general meeting of shareholders, adopted in the manner required for an amendment of the Articles of Association.

The Articles of Association may further authorize the Board of Directors to increase the share capital of the Company by a specified maximum amount. In case of an increase of the share capital by a decision of the Board of Directors, such decision must be recorded in a notarial deed.

Share capital increases may be made out of share premium against payment in cash or payment in kind. The latter requires a report from an independent auditor to confirm that the value of the contribution corresponds at least to the nominal value of the newly issued common shares. In the case of a share capital increase against payment in cash, existing shareholders have a preferential subscription right pro rata to their participation in the share capital prior to the increase. The Board of Directors shall determine the period of time during which such preferential subscription right may be exercised, which may not be less than 30 days from the opening of the subscription period. The subscription period shall be announced in a notice setting forth such subscription period and published in the Luxembourg Official Gazette (Mémorial Recueil des Sociétés et Associations) and two newspapers published in Luxembourg. Such right may be waived by the relevant shareholders and it may also be limited or suppressed by the general meeting of shareholders or by the management body deciding to increase the share capital. The decision by the general meeting of shareholders to limit or suppress the preferential subscription right must be justified in a written report of the management body to the general meeting of shareholders.

The share capital may be decreased by a resolution of the general meeting of shareholders, adopted in the manner required for an amendment of the Articles of Association. All shareholders may participate pro rata in a share capital reduction. In the event of a decrease of the share capital with a repayment to the shareholders or a waiver of their obligation to pay up their common shares, creditors whose claims predate the publication of the minutes of the extraordinary general meeting of shareholders may, within 30 days from such publication, apply for the constitution of a security to the judge presiding the chamber of the local court (Tribunal d’Arrondissement) dealing with commercial matters and sitting as in urgency matters. The judge may only reject such an application if the creditor already has adequate safeguards or if such security is unnecessary having regard to the assets of the Company. No payment may be made or waiver given to the shareholders until creditors’ claims have been satisfied or until the judge presiding the chamber of the local court (Tribunal d’Arrondissement) dealing with commercial matters has rejected such creditors’ application. No creditor protection rules apply in the case of a reduction in the subscribed capital for the purpose of offsetting losses which may not be covered by existing funds or to include sums in a reserve (provided that such reserve may not exceed 10% of the reduced subscribed capital).

General Meetings of Shareholders

Any regularly constituted general meeting of shareholders of the Company represents the entire body of shareholders.

Each share will entitle the holder thereof to attend the general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders and to exercise voting rights, subject to the provisions of Luxembourg law and the Articles of Association. Each share will entitle the holder thereof to one vote at a general meeting of shareholders. The Articles of Association will provide that the Board of Directors shall adopt other regulations and rules concerning the attendance at the general meeting of shareholders.

The Articles of Association will provide that the Board of Directors may determine a date and time preceding the general meeting of shareholders (the “Record Date”), which may not be less than five days before the date of a general meeting. Any shareholder who wishes to attend the general meeting must inform the Company no later than three business days prior to the date of the general meeting of shareholders of his or her intent, in a manner to be determined by the Board of Directors in the notice convening the general meeting of shareholders. In the case of common shares held through an operator of a securities settlement system or depositary or sub-depositary designated by such depositary, a shareholder wishing to attend a general meeting of shareholders should receive from such operator or depositary or sub-depositary a certificate certifying (i) the number of common shares recorded in the relevant account on the Record Date, and (ii) that such common shares are blocked until the closing of the general meeting to which it relates. The certificate should be submitted to the Company at its registered address no later than three business days prior to the date of the general meeting of shareholders. In the event that the shareholder votes by proxy, the proxy has to be deposited simultaneously at the registered office of the Company or with any agent of the Company duly authorized to receive such proxy. The Board of Directors may set a shorter period for the submission of the certificate or the proxy.

A shareholder may participate at any general meeting of shareholders by appointing in writing another person (who need not be a shareholder) as his or her proxy. The Articles of Association provide that the Board of Directors may determine a date by which duly completed proxies must be received in order for such proxies to be taken into account at the general meeting.

General meetings of shareholders shall be convened in accordance with the provisions of the Articles of Association and the Luxembourg Company Law (loi du 10 août 1915 concernant les sociétés commerciales, telle quelle a été modifiée). Such law provides among other things that convening notices for every general meeting shall contain the agenda of the meeting and shall be published twice, with a minimum interval of eight days between each publication and at least eight days before the meeting, in the Luxembourg Official Gazette (Mémorial, Recueil des Sociétés et Associations) and in a Luxembourg newspaper. Notices by mail shall also be sent eight days before the meeting to registered shareholders, but no proof that this formality has been complied with is necessary. Where all the shares are in registered form, the convening notices may be made only by registered letters.

If an extraordinary general meeting of shareholders is convened to adopt an extraordinary resolution and if a quorum is not present at such meeting and a second meeting is convened, the second meeting will be convened by means of notices published twice, with a minimum interval of fifteen days between publication of each notice and at least fifteen days before the meeting, in the Luxembourg Official Gazette (Mémorial, Recueil des Sociétés et Associations) and in two Luxembourg newspapers. Such convening notice shall reproduce the agenda and indicate the date and the results of the previous meeting.

Pursuant to the Articles of Association and if all shareholders are present or represented at a general meeting of shareholders and state that they have been informed of the agenda of the meeting, the general meeting of shareholders may be held without prior notice.

The annual general meeting of shareholders of the Company is held at 10:00 a.m. (Central European Time) on the 15th of April of each year in Luxembourg City. If that day is a Saturday, Sunday or legal holiday in Luxembourg, the meeting will be held on the following business day.

Luxembourg law and the Articles of Association will provide that the Board of Directors must convene a general meeting of shareholders if shareholders representing, in the aggregate, 10% of the issued share capital so request in writing with an indication of the meeting agenda. In so requested, the general meeting of shareholders must be held within one month of receipt of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, 10% of the issued share capital may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. Such a request must be made by registered mail sent to the registered office at least five days before the general meeting of shareholders.

Voting Rights

Each common share carries one vote at a general meeting of shareholders.

Luxembourg law distinguishes between ordinary resolutions and extraordinary resolutions. Extraordinary resolutions relate to proposed amendments to the Articles of Association and certain other limited matters. All other resolutions are ordinary resolutions.

Extraordinary Resolutions

Extraordinary resolutions are generally required for any of the following matters: (a) an increase or decrease of the authorized or issued share capital, (b) a limitation or exclusion of preemptive rights, (c) approval of a statutory merger or de-merger (scission), (d) dissolution of the Company and (e) an amendment of the Articles of Association.

For any extraordinary resolutions to be considered at a general meeting, the quorum must be at least one-half of the issued share capital to which voting rights are attached under the Articles of Association or Luxembourg law, unless otherwise provided by the Articles of Association or required by law. If such quorum is not present, a second general meeting may be convened at a later date with no quorum according to the appropriate notification procedures (subject, however, to the majority requirement that may apply to certain resolutions). Extraordinary resolutions must generally be adopted at a general meeting (except as otherwise provided by law or the Articles of Association) by a majority of two-thirds of the votes validly cast on such resolution by shareholders entitled to vote. Abstentions are not considered “votes.”

Ordinary Resolutions

No quorum is required for any ordinary resolutions to be considered at a general meeting. Ordinary resolutions are adopted by a simple majority of votes validly cast on such resolution by shareholders entitled to vote, subject in certain circumstances to a higher majority and/or separate class votes as required under the Articles of Association or Luxembourg law. Abstentions are not considered “votes.”

Appointment and Removal of Directors

Members of the Board of Directors may be elected by a simple majority of votes validly cast at any general meeting of shareholders. Under our Articles of Association, our directors are appointed by the general meeting of shareholders for a period of up to six years. Any director may be removed with or without cause by a simple majority of fifty (50%) of the votes validly cast by the general meeting of shareholders. The Articles of Association will provide that the board of directors may elect a director to fill a vacancy.

Luxembourg law does not restrict the voting of common shares (to the extent voting rights are attached to such shares) by non-Luxembourg residents.

Limitation of Liability and Indemnification of Directors and Officers

Our Articles of Association will provide for indemnification and advancement of expenses, to the fullest extent permitted by Luxembourg law, of any members of our Board of Directors or officers made or threatened to be made a party, or otherwise involved in any claim, action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, against all expenses reasonably incurred or paid by such director or officer.

No claim for indemnification shall be paid by the Company if the Company has determined that the person seeking indemnification acted in bad faith or was grossly negligent, or in the event of a settlement, if such settlement has not been approved by a court of competent jurisdiction or by the Board of Directors.

Amendment to the Articles of Association

Any amendment to our Articles of Association requires a resolution of the general meeting of shareholders taken with a majority of two thirds of the votes cast by the shareholders present or represented at the extraordinary general meeting of shareholders at which at least half of the issued share capital is represented. If the requisite share capital is not represented, a second meeting may be convened in accordance with Luxembourg law and the Articles of Association, which may validly deliberate regardless of the proportion of the issued share capital of the Company represented at such meeting and at which resolutions may be taken by a majority of at least two-thirds of the votes validly cast. Abstentions and nil votes will not be taken into account in the calculation of the required majority.

Merger and Division

Any merger into or with another company, split-offs and split-ups, or the transfer of all or substantially all of the Company’s assets will require a resolution of the extraordinary general meeting of shareholders taken with the majority required in order to amend the Articles of Association.

Liquidation

The general meeting of shareholders may decide at any time to dissolve and liquidate the Company, subject to the quorum and majority requirements for an amendment of the Articles of Association.

In the event of a loss of at least half of the subscribed capital, the Board of Directors must convene an extraordinary general meeting of shareholders within two months from the date on which the Board of Directors discovered or should have ascertained the undercapitalization. At this extraordinary general meeting of shareholders, shareholders will vote on the possible dissolution of the Company. A majority of two thirds of the votes cast by the shareholders present or represented is required at any such extraordinary general meeting of shareholders. Where the loss equals or exceeds of 75% of the subscribed share capital, the same procedure must be followed, but the approval of shareholders representing 25% of the votes cast at the meeting only will be required for dissolution.

Once dissolved, the Company will be deemed to exist for as long as necessary for its proper liquidation. If the Company is dissolved for any reason, the general meeting of shareholders will have the power to appoint liquidator(s), determine their powers and fix their remuneration. The powers of the Board of Directors in office will upon the appointment of the liquidators. In the event that the general meeting of shareholders fails to appoint the liquidator(s), the directors then in office will automatically become the liquidators of the Company.

The principal duty of the liquidator(s) consists of winding up the Company by paying its debts, realizing its assets and distributing them to the shareholders. If the financial situation so warrants, pre-payments of liquidation dividends may be made by the liquidator(s) in accordance with the Luxembourg law.

After all the debts and liabilities of the Company are paid or funds are deposited to that effect, the liquidation surplus will be used to reimburse in cash or securities the amount paid up on the common shares. If all the common shares are not equally paid up, the liquidator(s) shall restore equality either by a call for funds or a prior distribution. The balance of the liquidation surplus will be distributed equally between all common shares.

No Appraisal Rights

Luxembourg law does not provide for any appraisal rights for dissenting shareholders.

Squeeze-out of Minority Shareholders

As long as the common shares in the Company are not listed on a regulated market in the European Union, the Company is not subject to the Luxembourg law of July 21, 2012 on squeeze-out and sell-out of securities of companies admitted or having been admitted to trading on a regulated market or which have been subject to a public offer and minority shareholders of the Company may not be squeezed out.

Dividend Rights

All common shares will be entitled to participate equally in dividends when, as and if declared by the general meeting of shareholders and/or the Board of Directors out of funds legally available for such purposes. Pursuant to the Luxembourg Company Law and the Articles of Association, the shareholders can, in principle, decide to distribute profits with a simple majority vote at the annual general meeting of shareholders. The Articles of Association will provide that the annual general meeting of shareholders will be held on the 15th of April at 10:00 AM (Central European Time). If such day is a Saturday, Sunday or a legal holiday in Luxembourg, the meeting shall be held on the next business day, at the same hour. The amount of distribution to shareholders may not exceed the amount of the profits at the end of the last financial year plus any profits carried forward and any amounts drawn from reserves which are available for that purpose, minus any losses carried forward and sums to be placed in reserve in accordance with law or the Articles of Association.

Under Luxembourg law, at least 5% of the Company’s annual net profits shall be allocated to the Company’s legal reserve. This allocation shall cease to be mandatory as soon and as long as the aggregate amount of the Company’s reserve amounts equal or exceed 10% of the Company’s issued share capital.

Under the terms and conditions provided by law and upon recommendation of the Board of Directors, the annual general meeting of shareholders will determine how the remainder of the Company’s annual net profits will be used.

Under the terms and conditions provided by Luxembourg law and as set forth in the Articles of Association, the Board of Directors may pay interim dividends subject to the following conditions:

•	the Board of Directors has drawn up interim balance sheets of the Company showing the distributable reserves;

•	the amount to be distributed may not exceed total profits made since the end of the last financial year for which the accounts have been approved, plus any profits carried forward and sums drawn from reserves available for this purpose, less losses carried forward and any sums to be placed to reserve pursuant to the requirements of the law or of the Articles of Association;

•	the decision of the Board of Directors to distribute an interim dividend may not be taken more than two months after the date at which the interim accounts above have been drawn up; and

•	in its report to the Board of Directors, the independent auditor (réviseur d’entreprises agréé) of the Company shall confirm in a report that the above conditions have been satisfied.

Where the payments of interim dividends exceed the amount of dividends subsequently decided upon by the general meeting of shareholders, such dividends shall, to the extent that there is an overpayment, be deemed to have been paid on the account of the next dividend.

Under the Luxembourg Company Law, claims for dividends lapse in favor of the Company five years after the date on which such dividends were declared.

The share premium, assimilated premium or other distributable reserve, if any, may be freely distributed to the shareholders by a resolution of the general meeting of shareholders or of the Board of Directors, subject to any legal provisions regarding the inalienability of the share capital and of the legal reserve.

Annual Accounts

Each year the Board of Directors must prepare annual accounts that include an inventory of the assets and liabilities of the Company together with a balance sheet and a profit and loss account. The Board of Directors must also prepare each year consolidated accounts and management reports on the annual accounts and consolidated accounts. The annual accounts, the consolidated accounts, the management report and the auditor’s reports must be available for inspection by shareholders at the Company’s registered office at least 15 days prior to the date of the annual general meeting of shareholders.

The annual accounts and the consolidated accounts, after approval by the general meeting of shareholders, must be filed with the Register of Commerce and Companies of Luxembourg within seven months of the close of the financial year.

Information Rights

Luxembourg law provides shareholders with limited rights to inspect certain corporate records, including the annual accounts with the list of directors and auditors, the consolidated accounts, the notes to the annual accounts and the consolidated accounts, a list of shareholders whose shares are not fully paid-up, the management reports and the auditor’s report, 15 days prior to the date of the annual general meeting of shareholders.

The annual accounts, the consolidated accounts, the auditor’s reports and the management reports are sent to registered shareholders at the same time as the convening notice for the annual general meeting of shareholders. In addition, any registered shareholder is entitled to receive upon request a copy of these documents free of charge 15 days prior to the date of the annual general meeting of shareholders.

Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses to questions concerning items on the agenda for a general meeting of shareholders, if such responses are necessary or useful for a shareholder to make an informed decision concerning such agenda item, unless a response to such questions could be detrimental to the Company’s interests.

Purpose of the Company

The Company’s purposes are as follows:

The creation, holding, development and realization of a portfolio, consisting of interests and rights of any kind and of any other form of investment in entities in the Grand Duchy of Luxembourg and in foreign entities, whether such entities exist or are to be created, in particular by way of subscription, acquisition by purchase, sale or exchange of securities or rights of any kind whatsoever, such as equity instruments, debt instruments, patents and licenses, as well as the administration and control of such portfolio.

The Company may further provide investor relations activities for its own account and for any entity in which it holds a direct or indirect interest or right of any kind.

The Company may in particular hold, directly or indirectly, participations in any form in companies acting as producer of carbon black, including specialty carbon black and rubber carbon black.

The Company may further grant pledges, guarantees, liens, mortgages and any other form of security for the performance of any obligations of the Company or of any entity, in which it holds a direct or indirect interest or right of any kind or in which the Company has invested in any other manner or which forms part of the same group of entities as the Company.

The Company may borrow in any form and may issue any kind of notes, bonds and debentures and generally issue any debt, equity, hybrid or other securities of any kind.

The Company may further lend funds or otherwise assist any entity in which it holds a direct or indirect interest or right of any kind or in which the Company has invested in any other manner or which forms part of the same group of entities as the Company.

The Company may carry out any commercial, industrial, financial, real estate or intellectual property activities which it considers useful for the pursuing of these purposes.

Registration of the Company with Commercial Register

We are currently a Luxembourg limited liability company (a société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg. We were incorporated on April 13, 2011 and are registered with the Luxembourg Trade and Companies’ Register under B 160558. Following the date of this prospectus, but prior to the completion of this offering, we will change our legal form to become a Luxembourg joint stock corporation (a société anonyme).

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is American Stock Transfer and Trust Company LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

We have applied to list our common shares on the NYSE under the symbol “OEC”.

Luxembourg transparency law and market abuse law requirements applicable to the Company; Disclosure obligations under Luxembourg law

Given that the shares of the Company will not be listed on an EU regulated market, the Company will not be subject to reporting and/or transparency obligations under the Luxembourg law dated 11 January 2008 on transparency requirements regarding information about issuers the securities of which are admitted to trading on a regulated market. However if and to the extent the Company enters into any derivative contracts, the Company will be subject to the reporting and clearing obligations set forth in Regulation (EU) No 648/2012 of the European Parliament and of the Council of 4 July 2012 on OTC derivatives, central counterparties and trade repositories which came into force on 16 August 2012.

In addition, as a commercial company, the Company is required to file and/or publish certain financial and corporate information with the Luxembourg Companies Register and/or the Luxembourg Official Journal.

Insider dealing and market manipulation

Certain provisions of the Luxembourg Law on Market Abuse of 9 May 2006 (the “Luxembourg Market Abuse Law”) are applicable to the Company, the members of the Board, other insiders and persons performing or conducting transactions in the shares of the Company. In particular, the Luxembourg Market Abuse Act applies to actions carried out in Luxembourg in connection with market abuse. It is prohibited for any person to directly or indirectly use inside information within or from Luxembourg by conducting or effecting a transaction in the shares. In addition, it is prohibited for any person to disseminate inside information relating to the Company or a trade in the shares or to recommend or induce, on the basis of inside information, any person to conduct a transaction in the shares. Furthermore, it is prohibited for any person to manipulate the market, for instance by conducting transactions which could lead to an incorrect or misleading signal of the supply of, the demand for or the price of the shares.

Persons discharging managerial responsibilities within the Company and persons closely associated with them are subject to reporting obligations in Luxembourg. Such persons must declare to the Commission de Surveillance du Secteur Financier and to the Company the existence of transactions conducted on their own account relating to shares of the Company or to derivatives or other financial instruments linked to them. The notification shall be made within five working days of each transaction’s execution date of the applicable transaction.

Market abuse is a criminal offense under Luxembourg law. Non-compliance with the Luxembourg market abuse rules could constitute a criminal offense and could lead to the imposition of criminal and/or administrative fines and/or imprisonment.

Comparison of Corporate Governance and Shareholder Rights

As of the date of this prospectus, we are a limited liability company (société à responsabilité limitée) incorporated under the laws of Luxembourg. Following the date of this prospectus, but prior to the completion of this offering, we will become a Luxembourg joint stock corporation (société anonyme or S.A.). The following discussion summarizes certain differences between the governance structure of our Company and the rights of holders of our common shares once we become a joint stock corporation and the corporate governance and rights of holders of common stock of a typical corporation incorporated under the laws of the State of Delaware. This discussion is not a complete statement of the governance structure of our Company or the rights of holders of our common shares under applicable law in Luxembourg and our articles of association or the corporate governance or rights of holders of common stock of a typical corporation incorporated under the laws of the State of Delaware.

Delaware Law	Luxembourg Law and the Company
Board of Directors

The number of directors on the board of directors or the manner in which they are selected are fixed in the corporation’s bylaws unless the number of directors is provided for in the certificate of incorporation. Under Delaware law, a board of directors may consist of one or more members and can be divided into classes. Cumulative voting for the election of directors is permitted only if expressly authorized in a corporation’s certificate of incorporation.

Under Luxembourg law, if it has more than one shareholder, a joint stock corporation must have a board of directors composed of at least three directors. Directors are appointed at a general meeting of shareholders by a simple majority of the votes cast. Directors may be re-elected indefinitely, but each term of their office may not exceed six years. Cumulative voting is not permitted.

Our board of directors will be composed of at least three members.

Our articles of association will permit a member of the Board of Directors to designate in writing another member of the board to represent him or her and to vote in his or her name and place at a meeting of the board. Any member of the board of directors may represent one or several of his or her colleagues.

Removal of Directors

Directors of a Delaware corporation may generally be removed at any time by the vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then-outstanding shares entitled to vote in the election of directors, voting together as a single class.	Under Luxembourg law, directors may be removed at any time with or without cause at a general meeting of shareholders by a simple majority of the votes cast.

Delaware Law	Luxembourg Law and Our Company
Filling Vacancies on the Board of Directors

Vacancies on the board of directors, whether arising through death, retirement or otherwise, may generally be filled by the remaining directors, even if the directors remaining in office constitute less than a quorum, or by the sole remaining director. A newly appointed director typically holds office until the expiration of the full term of the vacating director to which the newly appointed director has been appointed.	Luxembourg law provides that in the event of a vacancy on the board of directors, the remaining directors may, unless the articles of association otherwise provide, provisionally fill the vacancy until the next general meeting at which the shareholders will be asked to definitively approve the appointment. Our articles of association will provide that vacancies may be filled until the next general meeting of shareholders by the board members remaining in office.

Limitation on Personal Liability of Directors

Delaware corporations generally provide for the elimination of personal monetary liability of directors for breach of fiduciary duties as directors to the fullest extent permitted under Delaware law, except that liability may not be eliminated (a) for any breach of a director’s duty of loyalty to the corporation or its shareholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law (relating to liability for unlawful payment of a dividend or an unlawful stock purchase or redemption) or (d) for any transaction from which the director derived an improper personal benefit.	Under Luxembourg law, directors are liable to the corporation for the performance of their duties as directors and for any misconduct in the management of the corporation’s affairs. Directors are jointly and severally liable to the corporation and any third party for damages resulting from a violation of Luxembourg law or the articles of association of the corporation. Directors may be discharged from liability if they were not a party to the violation, no misconduct is attributable to them and they reported such violation to the first general meeting of shareholders after they had acquired knowledge thereof.

Indemnification of Directors

Under Delaware law, subject to certain limitations, a corporation may indemnify a director who is made a party to any third-party action, suit or proceeding against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the director in connection with the action, suit or proceeding, if the director (1) acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (2) in a criminal proceeding, had no reasonable cause to believe the director’s conduct was unlawful.

A director may also be indemnified for expenses actually and reasonably incurred in a derivative action or suit, if the director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; provided that no indemnification may be made in respect of any claim, issue or matter as to which the director is adjudged to be liable to the corporation unless the court determines that the director is fairly and reasonably entitled to indemnity.

Under Luxembourg law, in accordance with the general provisions regarding mandates, a corporation may indemnify any current or former director for any costs, fees and expenses actually and reasonably incurred by such director in connection with any threatened, pending or completed action, suit or proceeding or appeal therefrom to which such director is, was or at any time becomes a party, or is threatened to be made a party. Notwithstanding the foregoing, a corporation may not indemnify a director that is found to have acted with gross negligence, fraud, fraudulent inducement, dishonesty or in the commission of a criminal offense or if it is determined that such director has not acted honestly or in good faith and with the reasonable belief that such director’s actions were in the corporation’s best interests.

Our Articles of Association will provide for indemnification of the members of our Board of Directors and officers to the fullest extent permitted by Luxembourg Law.

Delaware Law	Luxembourg Law and Our Company
If a director is successful in the defense of such an action, suit or proceeding, a Delaware corporation is required to indemnify such director for reasonable expenses incurred thereby.

Delaware law permits the advancement of expenses for the preparation and defense of any legal action or proceeding, provided that the former or current director delivers an undertaking that all sums paid in advance will be reimbursed to the corporation if it is ultimately determined that the director is not entitled to indemnification.

Meetings of Shareholders

Annual and Special Meetings

Under Delaware law, subject to certain exceptions, a corporation is required to hold a meeting of shareholders for the election of directors at least once per year. Annual meetings of shareholders shall be held on a date and at a time fixed in the bylaws or that date and time is determined by a manner fixed in the bylaws. A special meeting of shareholders may be called by the board of directors or by any other person authorized to do so in the corporation’s certificate of incorporation or bylaws.	Luxembourg law distinguishes between extraordinary general meetings of shareholders, which are required for any amendment to the articles of association of the corporation, including for an increase or decrease of the share capital, merger, liquidation, dissolution and change of corporate purpose, and ordinary general meetings of shareholders, which are general meetings held for any other purpose.

The general meeting of shareholders approves, among other things, the distribution of profits, if any, and the directors’ compensation.

Under Luxembourg law, at least one general meeting of shareholders must be held each year on the day and at the time indicated in the articles of association of the corporation to approve the annual accounts, and grant discharge to the directors and the auditor, if any. The annual general meeting must be held within six months of the end of the financial year.

The articles of association will provide that the annual general meeting will be held at 10:00 a.m., Luxembourg time, on the 15th of April at the address of the Company’s registered office or at such other place in the municipality of the Company’s registered office indicated in the convening notices. If that day is a legal or banking holiday, the meeting will be held on the next business day.

Other meetings of shareholders may also be convened by the Board of Directors. The Board of Directors must convene a general meeting within one month of the receipt of a written request with the agenda of the meeting of shareholders representing one-tenth of the issued capital.

Delaware Law	Luxembourg Law and Our Company
Quorum Requirements

Under Delaware law, a corporation’s certificate of incorporation or bylaws can specify the number of shares that constitute a quorum for conducting business at a meeting of shareholders, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote.

Under Luxembourg law, ordinary general meetings have no quorum requirement and, unless a higher threshold is required by the articles of association, resolutions are adopted by a simple majority of votes cast.

Extraordinary general meetings require a quorum of at least 50% of the issued share capital. If the required quorum is not represented, a second meeting may be convened at which a quorum will not be required. Resolutions at extraordinary general meetings must be adopted by two-thirds of the votes cast.

Shareholder Action Without A Meeting

Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of shareholders may be taken without a meeting and without prior notice, if the holders of shares of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action at a meeting, consent in writing.	Luxembourg law does not permit shareholders of a public corporation to take action by written consent. All shareholder actions must be approved at an ordinary or extraordinary general meeting of shareholders. Shareholders may vote in person or by proxy.

Amendment of Governing Documents

Under Delaware law, amendments to a corporation’s certificate of incorporation require the approval of shareholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by Delaware law, a majority of the outstanding shares of the class is required, unless a greater proportion is specified in the corporation’s certificate of incorporation or by other provisions of Delaware law.

Under Luxembourg law, amendments to the articles of association of a corporation require an extraordinary general meeting of shareholders.

Any amendment to the articles of association must be in the form of a notarial deed that is filed with the appropriate Luxembourg authorities and published in accordance with Luxembourg law.

The board of directors may generally amend the bylaws if so authorized in the corporation’s certificate of incorporation. The shareholders of a Delaware corporation also have the power to amend bylaws.

If a proposed amendment would change the rights of a class of shares, the amendment will be adopted only if the conditions as to quorum and voting for an extraordinary general meeting are satisfied with respect to such class of shares.

A change of nationality of a corporation or an increase of the commitments of the shareholders requires the unanimous consent of the shareholders.

Delaware Law	Luxembourg Law and Our Company
Anti-Takeover Measures/Preemptive Rights

Under Delaware law, a corporation may authorize the board of directors to issue new classes of preferred shares with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

In addition, Delaware law does not prohibit a corporation from adopting a stockholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

A corporation may provide for preemptive rights in its certificate of incorporation.

Under Luxembourg law, a corporation may not issue new classes of preferred shares without shareholder approval.

Shareholders generally have preferential subscription rights in connection with each issuance of the same class of shares unless such rights are restricted by the articles of association or pursuant to other shareholder action.

Under the articles of association of a Luxembourg joint public corporation, authority may be granted to the board of directors to issue additional shares without giving effect to shareholders’ preferential subscription rights. Such authority may be granted and renewed by a vote of shareholders for a period that, for each renewal, does not exceed five years.

Shareholder Approval of Business Combinations

Under Delaware law, a merger, consolidation, sale, lease or transfer of all or substantially all of a corporation’s assets or dissolution generally requires approval by a majority of the board of directors and by shareholders holding a majority of the outstanding shares.

Any type of business combination that requires an amendment to the corporation’s articles of association, such as a merger, consolidation, dissolution or voluntary liquidation, requires shareholder approval at an extraordinary general meeting.

Generally, transactions such as a sale, lease or transfer of substantial assets of the corporation require only the approval of the board of directors.

Appraisal Rights

Under Delaware law, a stockholder of a corporation participating in certain types of significant corporate transactions is entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.	Luxembourg law does not provide for appraisal rights.

Delaware Law	Luxembourg Law and Our Company
Shareholder Suits

Under Delaware law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated shareholders if the requirements for maintaining a class action under Delaware law are met. An individual may institute and maintain a class action suit only if such person was a stockholder at the time of the transaction that is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. In addition, the plaintiff must generally be a stockholder through the duration of the suit.

Delaware law requires that a derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted, unless such demand would be futile.

Under Luxembourg law, the board of directors has sole authority to decide whether to initiate legal action to enforce the corporation’s rights (other than, in certain circumstances, an action against board members).

Shareholders do not have the authority to initiate legal action on the corporation’s behalf. However, the corporation’s shareholders may vote at a general meeting to initiate legal action against directors on grounds that the directors have failed to perform their duties.

Luxembourg law does not provide for class action lawsuits.

Distributions and Dividends
Delaware law permits the board of directors of a corporation to declare and cause the corporation to pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year, provided that the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Under Luxembourg law, distributions and dividends may be made out of available profits and distributable reserves (1) by decision of the general meeting of shareholders and (2) by the board of directors as interim dividends if authorized by the articles of association of the corporation.

Luxembourg law forbids any distribution to the shareholders if, on the date of closing of the last financial statements, the net assets as shown in the financial statements are or will be, after such distribution, inferior to the subscribed share capital, increased by any reserves that the law or the articles of association do not allow to distribute.

Interim dividends may be approved by the board of directors and paid by a corporation only if the following conditions are met: (1) interim dividends are authorized by the articles of association; (2) interim accounts of the corporation demonstrate that sufficient funds are available; (3) the amount to be distributed does not exceed total net profits since the end of the preceding fiscal year for which the annual accounts have been approved, plus any profits carried forward and sums drawn from reserves available for this purpose, less losses carried forward and any sums to be placed in reserves in accordance with Luxembourg law or the articles of association; (4) the dividend is declared no more than two months after the date of the most recent interim accounts; and (5) prior to declaring the dividend, the board of directors has received a report from the corporation’s auditors confirming that the foregoing conditions are satisfied.

Delaware Law	Luxembourg Law and Our Company

If interim distributions declared by the board of directors exceed the amount of the distribution declared at the annual general meeting of shareholders, such overage must be carried forward and deducted from the next dividend.

The amount of the distribution declared by the annual general meeting of shareholders must include (1) any interim amounts previously declared by the board of directors and (2) if proposed, any (new) distributions declared on the annual accounts. Such amount shall not exceed the net profits of the last financial statements plus any profits carried forward and sums drawn from reserves available for this purpose, less losses carried forward and sums to be placed in reserves in accordance with Luxembourg law or the articles of association.

Repurchases and Redemptions

Under Delaware law, a corporation may purchase or redeem its own shares, except that it generally may not purchase or redeem shares if the capital of the corporation is impaired or would become impaired as a result of the redemption.	Under Luxembourg law, a corporation, without prejudice to the principle of equal treatment of similarly positioned shareholders, and the law on market abuse, may acquire its own shares, either itself or through a person acting on its behalf, subject to the following conditions: (i) the authorization to acquire shares shall be given by the general meeting, which shall determine the terms and conditions of the proposed acquisition and in particular the maximum number of shares to be acquired, the duration of the period for which the authorization is given and which may not exceed five years and, in the case of acquisition for value, the maximum and minimum consideration. The board of directors or the management board, as applicable, shall be satisfied that, at the time of each authorized acquisition, the conditions referred to in points (ii) and (iii) are satisfied; (ii) the acquisitions, including shares previously acquired by the company and held by it, and shares acquired by a person acting on the company’s behalf, may not have the effect of reducing the net assets below the amount corresponding to (a) the subscribed capital plus the reserves which may not be distributed under law or by virtue of the articles of association and (b) the amount of the subscribed capital referred to under (a) shall be reduced by the amount of subscribed capital remaining uncalled if the latter amount is not included as an asset in the balance sheet; and (iii) only fully paid-up shares may be included in the transaction.

Delaware Law	Luxembourg Law and Our Company
Where the acquisition of the corporation’s own shares is necessary in order to prevent serious and imminent harm to the corporation, the condition to obtain a prior authorization to acquire shares by the general meeting shall not apply. In such a case, the next general meeting must be informed by the board of directors or by the management board, as the case may be, of the reasons for and the purpose of the acquisitions made, the number and nominal values, or in the absence thereof, the accounting par value, of the shares acquired, the proportion of the subscribed capital which they represent and the consideration paid for them.

The same prior authorization to acquire shares by the general meeting shall likewise not apply in the case of shares acquired by either the corporation itself or by a person acting on behalf of the corporation for the distribution thereof to the staff of the corporation. The distribution of any such shares must take place within twelve months from the date of their acquisition.

Transactions with Directors

Under Delaware law, certain contracts or transactions in which one or more of a corporation’s directors has an interest require (a) the shareholders or the board of directors to approve in good faith any such contract or transaction after full disclosure of the material facts or (b) that the contract or transaction was “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts.	Luxembourg law prohibits a director from participating in deliberations and voting on a transaction if (a) such director, or a third party in which such director has an interest, is a party to such transaction and (b) the interests of such director or third-party conflict with the corporate interest of the corporation. The director must disclose his personal interest to the board of directors and abstain from voting.

Interested Shareholders

Delaware law generally prohibits a corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock, or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.	Under Luxembourg law, no restriction exists as to the transactions that a shareholder may engage in with the corporation. When entering into a transaction with as shareholder, the directors must state that such transaction is in the corporate interest of the corporation. Directors of a corporation who are officers of a shareholder may be prevented from voting on a transaction in case of a conflict of interest.

A Delaware corporation may elect to “opt out” of, and not be governed by, the restrictions described in the preceding paragraph through a provision in its original certificate of incorporation, or an amendment to its original certificate or bylaws that is approved by a majority of its shareholders.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 56,458,102 common shares outstanding. All of the common shares sold in this offering will be freely transferable by persons other than by our “affiliates” (as defined under Rule 144) without restriction or further registration under the Securities Act of 1933 (the “Securities Act”). Sales of substantial amounts of our common shares in the public market could adversely affect prevailing market prices of our common shares. Prior to this offering, there has been no public market for our common shares or the common shares, and although we have applied to list the common shares on the NYSE, we cannot assure you that a regular trading market will develop in the common shares. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Shares—There has been no previous public market for our common shares and an active and liquid market for our common shares may not develop.” We do not expect that a trading market will develop for our common shares not represented by the common shares. Furthermore, since no common shares will be available for sale from the Principal Shareholders shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial numbers of common shares in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Lock-Up Agreements

We, the members of our Board of Directors, our Executive Officers, the Principal Shareholders, the ADIA Investor, the Selling Shareholder and Luxco Coinvest, have agreed that, subject to certain exceptions, we and they will not, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co., dispose of any of our common shares or other similar securities for a period of 180 days after the date of the underwriting agreement. Morgan Stanley & Co. LLC and Goldman, Sachs & Co. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. For more information, see “Underwriting.”

Rule 144

Under Rule 144, a person (or persons whose shares are aggregated) (i) who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale and (ii) who has beneficially owned the securities proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate is entitled to sell his securities without restriction, subject to our compliance with the reporting obligations under the Exchange Act.

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is our affiliate and has beneficially owned common shares for at least six months is entitled to sell within any three-month period a number of common shares that does not exceed the greater of (i) 1.0% of the number of common shares then outstanding, which is expected to compare to approximately 564,581 common shares immediately after the completion of this offering; and (ii) the average weekly trading volume of the common shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 in connection with the sale.

Any such sales by an affiliate are also subject to manner of sale provisions, notice requirements and our compliance with Exchange Act reporting obligations.

Regulation S

Regulation S under the Securities Act provides that common shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our common shares may be sold in some other manner outside the United States without requiring registration in the United States.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased common shares from us in connection with a compensatory stock plan or other written agreement may be entitled to sell such common shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these common shares in reliance on Rule 144 without complying with the current information or six-month holding period requirements.

Registration Rights Agreement

In connection with this offering, we expect to enter into a registration rights agreement with Kinove Holdings and Luxco Conivest, pursuant to which Kinove Holdings will be able to require us, subject to certain limitations, beginning after the 180-day restricted period described under “Underwriting,” to file one or more registration statements with the SEC covering the public resale of common shares beneficially owned by Kinove Holdings. Luxco Coinvest will be able to join registrations pursuant to a demand made by Kinove Holdings. In addition, we will be obligated to file a shelf registration statement, upon any request made by Kinove Holdings subsequent to the date that is one year from the date of the registration rights agreement (or, if earlier, the date on which we become eligible to use Form F-3 for the registration of securities).

Kinove Holdings and Luxco Coinvest will have certain “piggyback” registration rights, pursuant to which they will be entitled to register the resale of common shares alongside any offering of securities that we may undertake. We will be responsible for the expenses associated with any sale under the agreement by Kinove Holdings or Luxco Coinvest, except for underwriting discounts, selling commissions and transfer taxes applicable to such sale. The registration rights are transferable by Kinove Holdings. The registration rights agreement will terminate at such time as no registrable common shares remain outstanding.

CERTAIN TAXATION CONSIDERATIONS

This section describes the material Luxembourg tax and material United States federal income tax consequences to a U.S. holder (as defined below) of owning common shares. It applies to you only if you acquire your common shares in this offering and you hold your common shares as capital assets for tax purposes. This section is the opinion of Sullivan & Cromwell LLP insofar as it relates to matters of United States federal income tax law, and is the opinion of Arendt & Medernach insofar as it relates to matters of Luxembourg tax law. The United States federal income tax aspects covered in this section do not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds common shares as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells common shares as part of a wash sale for tax purposes, or

•	a person whose functional currency is not the U.S. Dollar.

This section is based on the laws of Luxembourg, and the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the Government of the Grand Duchy of Luxembourg and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.

If an entity treated as a partnership for United States federal income tax purposes holds the common shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common shares should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the common shares.

You are a U.S. holder if you are a beneficial owner of common shares and you are, for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust, or a trust that has elected to be treated as a domestic trust for United States federal income tax purposes.

You should consult your own tax advisor regarding the United States federal, state and local and the Luxembourg and other tax consequences of owning and disposing of common shares in your particular circumstances. In particular, you should confirm your eligibility for Treaty benefits with your advisor and should discuss any possible consequences of failing to qualify for such benefits.

This discussion addresses only United States federal income taxation and Luxembourg income taxation, net worth taxation and inheritance taxation.

Luxembourg Taxation of Common Shares

The following information is of a general nature only and is based on the laws in force in Luxembourg as of the date of this Prospectus. It does not purport to be a comprehensive description of all the tax considerations that might be relevant to an investment decision. It is included herein solely for preliminary information purposes. It is not intended to be, nor should it be construed to be, legal or tax advice. It is a description of the essential material Luxembourg tax consequences with respect to the Offering and may not include tax considerations that arise from rules of general application or that are generally assumed to be known to shareholders. This summary is based on the laws in force in Luxembourg on the date of this Prospectus and is subject to any change in law that may take effect after such date. Prospective shareholders should consult their professional advisors with respect to particular circumstances, the effects of state, local or foreign laws to which they may be subject, and as to their tax position. Please be aware that the residence concept used under the respective headings applies for Luxembourg income tax assessment purposes only. Any reference in the present section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax law and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi), as well as personal income tax (impôt sur le revenu) generally. Corporate taxpayers may further be subject to net wealth tax (impôt sur la fortune) as well as other duties, levies or taxes. Corporate income tax, municipal business tax as well as the solidarity surcharge invariably applies to most corporate taxpayers resident in Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

Taxation of the Company

Profits of the Company are as a general rule subject to corporate income tax (impôt sur le revenu des collectivités – ‘‘CIT’’) and municipal business tax (impôt commercial communal – ‘‘MBT’’). The tax profit as determined for CIT purposes is applicable, with minor adjustments, for MBT purposes. CIT is levied at an effective rate of 22.47% (2013 rate, inclusive of the 7% surcharge for the employment fund). MBT is levied at a variable rate according to the municipality in which a company is located and amounts to 6.75% (in Luxembourg-city). The maximum aggregate CIT and MBT rate for 2013 consequently amounts to 29.22% p.a. (Luxembourg-city).

For companies which own financial assets, transferable securities and cash and cash at bank exceeding 90% of their total balance sheet, such minimum corporate income tax amount to EUR 3.210 (inclusive of the 7% surcharge for the employment fund). As of the year 2013, all other Luxembourg companies are subject to a minimum CIT that depends on the balance sheet total of the company resulting from the last closing balance sheet of the relevant fiscal year. For these companies, the minimum CIT ranges from EUR 535 to EUR 21,400 (2013 rates, inclusive of the 7% surcharge for the employment fund). In both cases, the minimum CIT paid for the year 2013 and for subsequent years can be offset against the corporate tax liability of the following years; if no CIT is due, the minimum tax becomes a final tax payment.

As a general rule, dividends, liquidation proceeds and capital gains received or realised by the Company are regarded as ordinary business income and are consequently included in the taxable base for CIT and MBT purposes. In case of dividends, a tax credit may be available for Luxembourg or foreign withholding tax retained by the distributing entity. The same is valid for liquidation proceeds. Capital gains are taxable only upon realisation. No special lower taxation rates apply to capital gains.

Dividends, liquidation proceeds and capital gains may however be tax exempt if the conditions of the participation exemption regime, as described below, are satisfied. If these conditions are not met, under current Luxembourg tax laws, 50% of the gross amount of dividends (excluding liquidation proceeds) received from (i) a Luxembourg resident fully-taxable company limited by share capital, or (ii) a company limited by share capital resident in a State with which the Grand Duchy of Luxembourg has concluded a double tax treaty and liable to a tax corresponding to Luxembourg CIT, or (iii) a company resident in a EU Member State and covered by article 2 of the amended EU Parent-Subsidiary Directive are exempt from income tax.

Under the participation exemption regime, dividends derived by the Company from its shareholdings may be exempt from income tax if at the time the dividend is made available, (i) the distributing entity is a qualified subsidiary (“Qualified Subsidiary”) i.e. a Luxembourg resident fully-taxable company limited by share capital (société de capitaux), a company covered by article 2 of the amended EU Parent-Subsidiary Directive or a non-resident company limited by share capital (société de capitaux) liable in its country of residence to a tax corresponding to Luxembourg CIT and (ii) the Company has held or commits itself to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% of the share capital of the distributing entity or a direct participation of an acquisition price of at least EUR 1.2 million (“Qualified Shareholding”). According to the administrative practice of the Luxembourg tax administration, a foreign tax is generally considered comparable to Luxembourg CIT if it is levied at a rate of at least 10.5% on a taxable base that is similar to the basis used for Luxembourg CIT purposes. Liquidation proceeds are assimilated to dividends received and may be exempt under the same conditions. Participations held through a tax transparent entity are considered as being direct participations proportionally to the percentage held in the net assets of the transparent entity.

Under the participation exemption regime, capital gains realised by the Company on its shareholdings in eligible entities (as defined above) may be exempt from income tax if the above mentioned conditions are met, except that, if the 10% threshold condition is not met, the acquisition price must be of at least EUR 6 million for capital gains purposes. Taxable gains are determined as being the difference between the price for which shares have been disposed of and the lower of their cost or book value.

Tax treaties signed by Luxembourg can further broaden the scope of the participation exemption regime.

Net Worth Tax

The Company is subject to Luxembourg net worth tax at the rate of 0.5% per annum applied on its net assets as determined for net worth tax purposes. Net worth is referred to as the unitary value (valeur unitaire), as generally determined on January 1 of each year. The unitary value is in principle calculated as the difference between (i) assets estimated at their fair market value (valeur estimée de réalisation), and (ii) liabilities vis-à-vis third parties.

Under the participation exemption regime, a Qualified Shareholding held in a Qualified Subsidiary by the Company is exempt from net worth tax.

Other taxes

The incorporation of the Company through a contribution in cash to its share capital as well as further share capital increase or other amendment to the articles of incorporation of the Company are subject to a fixed registration duty of €75.

Withholding Tax

Dividends paid by the Company to its shareholders are generally subject to a 15% withholding tax in Luxembourg. A corresponding tax credit may be granted to the shareholders.

Where a withholding needs to be applied, the rate of the withholding tax may be reduced pursuant to the double tax treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfillment of the conditions set forth therein. If we and a U.S. relevant holder are eligible for the benefits of the Treaty, the rate of withholding on distributions generally is 15%, or 5% if the U.S. relevant holder is a qualified resident as defined in article 24 of the Treaty that owns at least 10% of our voting stock.

A withholding tax exemption applies under the participation exemption regime if cumulatively (i) the shareholder is an eligible parent (“Eligible Parent”) and (ii) at the time the income is made available, the shareholder has held or commits itself to hold for an uninterrupted period of at least 12 months a Qualified Shareholding. Holding a participation through a tax transparent entity is deemed to be a direct participation in the proportion of the net assets held in this entity. An Eligible Parent includes (a) a company covered by Article 2 of the Parent-Subsidiary Directive or a Luxembourg permanent establishment thereof, (b) a company resident in a State having a double tax treaty with Luxembourg and liable to a tax corresponding to Luxembourg corporate income tax or a Luxembourg permanent establishment thereof, (c) a company limited by share capital (société de capitaux) or a cooperative society (société coopérative) resident in a Member State of the European Economic Area other than an EU Member State and liable to a tax corresponding to Luxembourg corporate income tax or a Luxembourg permanent establishment thereof or (d) a Swiss company limited by share capital (société de capitaux) which is subject to corporate income tax in Switzerland without benefiting from an exemption.

No withholding tax is levied on capital gains and liquidation proceeds.

Non-Luxembourg holders of the shares who have neither a permanent establishment, nor a permanent representative in Luxembourg to which the shares would be attributable are not liable for any Luxembourg tax on dividends paid on the shares, other than a potential withholding tax as described above.

The responsibility for the withholding of withholding tax will be borne by the company.

Taxation of the Shareholders

Tax Residency of the Shareholders

A shareholder will not become resident, nor be deemed to be resident, in Luxembourg by reason only of the holding and/or disposal of the common shares or the execution, performance or enforcement of his/her rights thereunder.

Income Tax

For the purposes of this paragraph, a disposal may include a sale, an exchange, a contribution, a redemption and any other kind of alienation of the participation.

Luxembourg Resident Shareholders

Luxembourg Resident Individuals

Dividends and other payments derived from the common shares held by resident individual shareholders, who act in the course of the management of either their private wealth or their professional/business activity, are subject to income tax at the ordinary progressive rates. Under current Luxembourg tax laws, 50% of the gross amount of dividends received by resident individuals from the Company may, however, be exempt from income tax.

Capital gains realized on the disposal of the common shares by resident individual shareholders, who act in the course of the management of their private wealth, are not subject to income tax, unless said capital gains qualify either as speculative gains or as gains on a substantial participation. Capital gains are deemed to be speculative if the common shares are disposed of within 6 months after their acquisition or if their disposal precedes their acquisition. Speculative gains are subject to income tax as miscellaneous income at ordinary rates. A participation is deemed to be substantial where a resident individual shareholder holds or has held, either alone or together with his/her spouse or partner and/or minor children, directly or indirectly at any time within the 5 years preceding the disposal, more than 10% of the share capital of the company whose common shares are being disposed of. A shareholder is also deemed to alienate a substantial participation if he acquired free of charge, within the 5 years preceding the transfer, a participation that was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same 5-year period). Capital gains realized on a substantial participation more than 6 months after the acquisition thereof are taxed according to the half-global rate method (i.e., the average rate applicable to the total income is calculated according to progressive income tax rates and half of the average rate is applied to the capital gains realized on the substantial participation).

Capital gains realized on the disposal of the common shares by resident individual shareholders, who act in the course of their professional/business activity, are subject to income tax at ordinary rates. Taxable gains are determined as being the difference between the price for which the common shares have been disposed of and the lower of their cost or book value.

Luxembourg Resident Companies

Dividends and other payments derived from the common shares held by Luxembourg resident fully taxable companies are subject to income taxes, unless the conditions of the participation exemption regime, as described below, are satisfied. If the conditions of the participation exemption regime are not met, 50% of the dividends distributed by the Company to a Luxembourg fully taxable resident company are nevertheless exempt from income tax.

Under the participation exemption regime, dividends derived from the common shares may be exempt from income tax at the level of the shareholder if cumulatively (i) the shareholder is a Luxembourg fully taxable resident company (“Qualified Parent”) and (ii) at the time the dividend is put at the shareholder’s disposal, the shareholder has held or commits itself to hold for an uninterrupted period of at least 12 months a Qualified Shareholding. Liquidation proceeds are assimilated to dividends and may be exempt under the same conditions.

Capital gains realized by a Luxembourg fully taxable resident company on the disposal of the common shares are subject to income tax at ordinary rates, unless the conditions of the participation exemption regime, as described below, are satisfied. Under the participation exemption regime, capital gains realized on the common shares may be exempt from income tax at the level of the shareholder if cumulatively (i) the shareholder is a Qualified Parent and (ii) at the time the capital gain is realized, the shareholder has held or commits itself to hold for an uninterrupted period of at least 12 months common shares representing either (a) a direct participation of at least 10% in the share capital of the Company or (b) a direct participation in the Company of an acquisition price of at least €6 million. Taxable gains are determined as being the difference between the price for which the common shares have been disposed of and the lower of their cost or book value.

For the purposes of the participation exemption regime, common shares held through a tax transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.

Luxembourg Resident Companies Benefiting from a Special Tax Regime

A shareholder which is a Luxembourg resident company benefiting from a special tax regime, such as (i) an undertaking for collective investment governed by the amended law of December 17, 2010, (ii) a specialized investment fund governed by the amended law of February 13, 2007 or (iii) a family wealth management company governed by the amended law of May 11, 2007, is exempt from income tax in Luxembourg. Dividends and capital gains derived from the common shares are thus not subject to Luxembourg income tax in their hands.

Luxembourg Non-Resident Shareholders

Non-resident shareholders, who have neither a permanent establishment nor a permanent representative in Luxembourg to which or whom the common shares are attributable, are not liable to any Luxembourg income tax, whether they receive payments of dividends or realize capital gains on the disposal of the common shares, except a) capital gains realized on a substantial participation before the acquisition or within the first 6 months of the acquisition thereof, that are subject to income tax in Luxembourg at ordinary rates (subject to the provisions of any relevant double tax treaty), or capital gains realized by a shareholder who has been a former Luxembourg resident for more than fifteen years and has become a nonresident, at the time of transfer, less than five years ago. A participation is deemed to be substantial where a shareholder holds or has held, either alone or, in case of an individual shareholder, together with his/her spouse or partner and/or minor children, directly or indirectly at any time within the 5 years preceding the disposal, more than 10% of the share capital of the company whose common shares are being disposed of. A shareholder is also deemed to alienate a substantial participation if he acquired free of charge, within the 5 years preceding the transfer, a participation that was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same 5-year period).

If the company and a U.S. relevant holder are eligible for the benefits of the Treaty, such U.S. relevant holder generally should not be subject to Luxembourg tax on the gain from the disposal of such common shares unless such gain is attributable to a permanent establishment of such U.S. relevant holder in Luxembourg.

Non-resident shareholders having a permanent establishment or a permanent representative in Luxembourg to which or whom the common shares are attributable, must include any income received, as well as any gain realized on the disposal of the common shares, in their taxable income for Luxembourg tax assessment purposes, unless the conditions of the participation exemption regime, as described below, are satisfied. If the conditions of the participation exemption regime are not fulfilled, 50% of the gross amount of dividends received by a Luxembourg permanent establishment or permanent representative are, however, exempt from income tax. Taxable gains are determined as being the difference between the price for which the common shares have been disposed of and the lower of their cost or book value.

Under the participation exemption regime, dividends derived from the common shares may be exempt from income tax if cumulatively (i) the common shares are attributable to a qualified permanent establishment (“Qualified Permanent Establishment”) and (ii) at the time the dividend is put at the disposal of the Qualified Permanent Establishment, it has held or commits itself to hold a Qualified Shareholding in the Company. A Qualified Permanent Establishment means (a) a Luxembourg permanent establishment of a company covered by Article 2 of the Parent-Subsidiary Directive, (b) a Luxembourg permanent establishment of a company limited by share capital (société de capitaux) resident in a State having a double tax treaty with Luxembourg and (c) a Luxembourg permanent establishment of a company limited by share capital (société de capitaux) or a cooperative society (société coopérative) resident in a Member State of the European Economic Area other than an EU Member State. Liquidation proceeds are assimilated to a received dividend and may be exempt under the same conditions. Common shares held through a tax transparent entity are considered as being a direct participation proportionally to the percentage held in the net assets of the transparent entity.

Under the participation exemption regime, capital gains realized on the common shares may be exempt from income tax if cumulatively (i) the common shares are attributable to a Qualified Permanent Establishment and (ii) at the time the capital gain is realized, the Qualified Permanent Establishment has held or committed itself to hold for an uninterrupted period of at least 12 months common shares representing either (a) a direct participation in the share capital of the Company of at least 10% or (b) a direct participation in the Company of an acquisition price of at least €6 million.

Under the participation exemption regime, a Qualified Shareholding held in a Qualified Subsidiary by a Qualified Parent or attributable to a Qualified Permanent Establishment may be exempt.

Net Worth Tax

Luxembourg Holders

Luxembourg resident shareholders, as well as non-resident shareholders who have a permanent establishment or a permanent representative in Luxembourg to which the common shares are attributable, are subject to Luxembourg net wealth tax on such common shares, except if the shareholder is (i) a resident or non-resident individual taxpayer, (ii) an undertaking for collective investment subject to the amended law of December 17, 2010, (iii) a securitization company governed by the amended law of March 22, 2004 on securitization, (iv) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (v) a specialized investment fund governed by the amended law of February 13, 2007 or (vi) a family wealth management company governed by the amended law of May 11, 2007.

Under the participation exemption regime, a Qualified Shareholding held in a Qualified Subsidiary by a Qualified Parent or attributable to a Qualified Permanent Establishment may be exempt from Luxembourg net worth tax.

Non-Luxembourg Holders

Luxembourg net wealth tax will not be levied on a non-Luxembourg Holder with respect to the common shares held unless the common shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg.

Other Taxes

Under current Luxembourg tax laws, no registration tax or similar tax is in principle payable to the Shareholder upon the acquisition, holding or disposal of the shares. However, a fixed registration duty of €12 may be due upon registration of the shares in Luxembourg in the case of legal proceedings before Luxembourg courts, in case the shares must be produced before an official Luxembourg authority, or in the case of a registration of the shares on a voluntary basis

No inheritance tax is levied on the transfer of the common shares upon death of a shareholder in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes.

Gift tax may be due on a gift or donation of the shares, if the gift is recorded in a Luxembourg notarial deed or otherwise registered in Luxembourg.

The disposal of the shares is not subject to a Luxembourg registration tax or stamp duty, unless recorded in a Luxembourg notarial deed or otherwise registered in Luxembourg.

U.S. Taxation of Common Shares

Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation as a dividend. If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the common shares generally will be qualified dividend income provided that, in the year that you receive the dividend, the common shares are readily tradable on an established securities market in the United States. The common shares should generally be treated as readily tradable on an established securities market in the United States so long as they are listed on the NYSE.

You must include any Luxembourg tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. Dollar value of the Euro payments made, determined at the spot Euro/U.S. Dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date the payment is converted into U.S. Dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. You generally should not be required to recognize foreign currency exchange gain or loss if you convert the Euro into U.S. Dollars on the date of receipt. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the common shares and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect any distribution will be reported as a dividend.

Subject to certain limitations, the Luxembourg tax withheld in accordance with the Treaty and paid over to Luxembourg will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates.

Dividends will be income from sources outside the United States and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your common shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. Dollar value of the amount that you realize and your tax basis, determined in U.S. Dollars, in your common shares. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

We believe that we currently are not, and do not expect to become, a PFIC. Therefore, the common shares should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as passive income or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. If we were to be treated as a PFIC, unless you elect to be taxed annually on a mark-to-market basis with respect to your common shares, gain realized on the sale or other disposition of your common shares would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the common shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your common shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your common shares. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Medicare Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income generally includes its dividend income and its net gains from the disposition of common shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the common shares.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the common shares.

Backup Withholding and Information Reporting

If you are a noncorporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to dividend payments or other taxable distributions made to you within the United States, and the payment of proceeds to you from the sale of common shares effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns.

Payment of the proceeds from the sale of common shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

Any amounts withheld may be allowed as a credit against your United States federal income tax liability, provided the information is furnished to the Internal Revenue Service in a timely manner. You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, 1585 Broadway, New York, New York 10036, and Goldman, Sachs & Co., 200 West Street, New York, New York, 10282 are acting as representatives, have severally agreed to purchase, and the Selling Shareholder has agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman, Sachs & Co.
UBS Securities LLC
Barclays Capital Inc.
J.P. Morgan Securities LLC
KeyBanc Capital Markets Inc.
Macquarie Capital (USA) Inc.
Total:	18,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the common shares subject to their acceptance of the common shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus if any such common shares are taken. However, the underwriters are not required to take or pay for the common shares covered by the underwriters’ option described below.

The underwriters initially propose to offer part of the common shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representatives.

The Selling Shareholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 2,700,000 additional common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table.

The following table shows the per common share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the Selling Shareholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 2,700,000 common shares.

Total
	Per Common Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by the Selling Shareholder	$	$	$
Proceeds, before expenses, to the Selling Shareholder	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $30,000.

Solebury Capital LLC, or Solebury, a FINRA member, is acting as our financial advisor in connection with the offering. Solebury is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, Solebury will not underwrite or purchase any of the offered securities or otherwise participate in any such undertaking.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of common shares offered by them.

We have applied to list our common shares on the NYSE under the trading symbol “OEC”.

We and all members of our Board of Directors, our Executive Officers, the Principal Shareholders, the ADIA Investor, the Selling Shareholder and Luxco Coinvest have agreed subject to certain exceptions that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares;

•	file any registration statement with the SEC relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common shares.

In addition, we and each such person agree that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares.

The restrictions described in the immediately preceding paragraph to do not apply to, among other things:

•	the sale of common shares to the underwriters;

•	the issuance by the Company of common shares in connection with a strategic investment (including partnerships and joint ventures) or the acquisition by the Company or any of its subsidiaries of the securities, business, property or other assets of another person or entity, provided that the aggregate number of common shares that may be issued shall not exceed 5% of the total number of common shares outstanding, on a fully-diluted basis, at the closing of this offering, and provided further, that any transferee of common shares shall sign and deliver a lock-up letter for the remainder of the restricted period;

•	the issuance, sale or transfer of any common shares required to consummate the Refinancing and change of the Company’s legal form to a joint stock corporation;

•	grants or issuances by the Company of common shares, options or other rights to acquire common shares or other equity-based awards under a stock-incentive plan or stock purchase plan of the Company as described herein;

•	transfers of common shares as a bona fide gift or by will or intestacy;

•	transfers of ownership interests in the Selling Shareholder and Luxco Coinvest for the purpose of satisfying withholding obligations upon the vesting of equity-based awards granted under a stock incentive plan or stock purchase plan of the Company described herein;

•	distributions by the Selling Shareholder, Luxco Coinvest, the Principal Shareholders or the ADIA Investors to their respective shareholders, members or participants or to any entity or individual that directly or indirectly controls, is controlled by or is under common control with such entities;

•	any amendments to, and transfers or distributions pursuant to any arrangements under, the Shareholders’ Agreement;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common shares;

•	the filing with the SEC of one or more registration statements on Form S-8 as described herein;

•	transfers in connection with the direct or indirect acquisition of 100% of the common shares by a single person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) or the entry by the Company and the Selling Shareholder into an agreement providing for such a transaction;

•	the issuance by the Company of common shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

•	transactions by any person other than us relating to common shares or other securities acquired in open market transactions after the completion of the offering of common shares; provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with subsequent sales of the common shares or other securities acquired in such open market transactions.

The restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the restricted period we issue an earnings release or a material news event relating to us occurs, or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period or provide notification to Morgan Stanley & Co. LLC and Goldman, Sachs & Co. of any earnings release or material news or material event that may give rise to an extension of the initial restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Morgan Stanley & Co. LLC and Goldman, Sachs & Co., in their sole discretion, may release the common shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

At the request of the Selling Shareholder, the underwriters have reserved up to 1.5% of the common shares to be offered in this offering for sale, at the initial public offering price, to five of our directors to be appointed prior to the completion of this offering. The number of common shares available for sale to the general public will be reduced to the extent these individuals purchase such reserved common shares. The shares purchased by these individuals will be subject to the 180-day lockup described above. Any reserved common shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other common shares offered in this offering.

In order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may sell more common shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing common shares in the open market. In determining the source of common shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of common shares compared to the price available under the over-allotment option. The underwriters may also sell common shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common shares in the open market to stabilize the price of the common shares. These activities may raise or maintain the market price of the common shares above independent market levels or prevent or retard a decline in the market price of the common shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the Selling Shareholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Specifically, affiliates of certain of the underwriters are expected to be agents and/or lenders under our New Credit Facility that we expect to enter into at or prior to the closing of this offering, for which they expect to receive customary fees.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common shares. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain other financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)        to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)        to fewer than 150 or, if the Relevant Member State has not implemented the relevant provision of the 2010 PD Amending Directive, to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(c)        in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares to be offered so as to enable an investor to decide to purchase any common shares , as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)        it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)        it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common shares in, from or otherwise involving the United Kingdom.

Grand Duchy of Luxembourg

This prospectus has not been approved by, and will not be submitted for approval to, the Luxembourg Financial Services Authority (Commission de Surveillance du Secteur Financier, CSSF) or a competent authority of another EU Member State for notification to the CSSF, where applicable, for purposes of public offering or sale in the Grand Duchy of Luxembourg, or Luxembourg. Accordingly, the Shares may not be offered or sold to the public in Luxembourg, directly or indirectly, and neither this prospectus nor any other offering circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available in, from or published in, Luxembourg, except in circumstances which do not constitute an offer of securities to the public requiring the publication of a prospectus in accordance with the Luxembourg Act of 10 July 2005 on prospectuses for securities, as amended, and implementing the Prospectus Directive.

EXPENSES OF THE OFFERING

The following table sets forth all expenses, other than the estimated underwriting discounts and commissions, payable by us in connection with this offering. All the amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee and the listing fee.

SEC registration fee	$63,987.84
FINRA filing fee	$75,520.00
Listing fee	$242,000.00
Printing costs	$210,000
Auditors’ fees	$985,000
Legal fees and expenses	$2,100,000
Transfer agent and registrar fees	$5,000.00
Consultants’ fees	$1,775,000
Miscellaneous fees and expenses	$725,000

Total	$6,181,507.84

ENFORCEMENT OF CIVIL LIABILITIES

Prior to the completion of this offering, we will change our legal form to become a Luxembourg joint stock corporation (société anonyme or S.A.) organized under the laws of the Grand Duchy of Luxembourg. Most of the members our Board of Directors, our Executive Officers and the experts named in this prospectus reside outside the United States and a substantial portion of their assets are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon us or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against us in the United States. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Luxembourg.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject, prior to any enforcement in Luxembourg, to the procedure and the conditions set forth in the Luxembourg procedural code, which conditions may include that as of the date of this prospectus (which may change):

•	the judgment of the U.S. court is final and enforceable (exécutoire) in the United States;

•	the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

•	the U.S. court has applied to the dispute the substantive law that would have been applied by Luxembourg courts. Based on recent case law and legal doctrine, it is not certain that this condition would still be required for an exequatur to be granted by a Luxembourg court;

•	the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;

•	the U.S. court has acted in accordance with its own procedural laws; and

•	the decisions and the considerations of the U.S. court must not be contrary to Luxembourg international public policy rules or have been given in proceedings of a tax or criminal nature or rendered subsequent to an evasion of Luxembourg law (fraude à la loi). It cannot be excluded that awards of damages made under civil liabilities provisions of the U.S. federal securities laws, or other laws, which are classified by Luxembourg courts as being of a penal or punitive nature (for example, fines or punitive damages, would not be recognized by Luxembourg courts). Ordinarily an award of monetary damages would not be considered as a penalty, but if the monetary damages include punitive damages such punitive damages may be considered as a penalty.

In addition, actions brought in a Luxembourg court against us or the members of our Board of Directors, our other officers and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, Luxembourg courts do generally not award punitive damages. Litigation in Luxembourg is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Luxembourg would have to be conducted in the French or German language, and all documents submitted to the court would, in principle, have to be translated into French or German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our Board of Directors and other Executive Officers and the experts named in this prospectus. In addition, even if a judgment against our company, the non-U.S. members of our Board of Directors, senior management or the experts named in this prospectus based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or Luxembourg courts.

VALIDITY OF COMMON SHARES

The validity of the common shares will be passed upon for us by Arendt & Medernach, Luxembourg. We are also being represented as to certain matters of U.S. federal law and New York state law by Sullivan & Cromwell LLP.

The Underwriters are being represented as to certain matters of U.S. federal law and New York state law by Latham & Watkins LLP.

EXPERTS

The consolidated financial statements of Orion Engineered Carbons S.à r.l. as of December 31, 2013 and 2012, and for each of the two years ended December 31, 2013 and 2012 and for the period from April 13, 2011 to December 31, 2011 (the Successor), and the combined financial statements of Evonik Carbon Black for the period from January 1, 2011 to July 29, 2011 (the Predecessor), appearing in this prospectus and Registration Statement have been audited by Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (offices at Wittekindstraße. 1A, 45131 Essen, Germany), an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act covering the underlying common shares represented by the common shares to be sold in this offering. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. However, we are allowed four months to file our annual report with the SEC instead of approximately three, and we are not required to disclose certain detailed information regarding executive compensation that is required from United States domestic issuers. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently as companies that are not foreign private issuers whose securities are registered under the Exchange Act. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders, and our senior management, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other United States domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount, and at the same time, as information is received from, or provided by, other United States domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.

You may review and copy the registration statement, reports and other information we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may also request copies of these documents upon payment of a duplicating fee by writing to the SEC.

For further information on the Public Reference Room, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, are also available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Financial Statements for the period ended March 31, 2014

Interim condensed consolidated statements of financial position of Orion Engineered Carbons S.à r.l. as at March 31, 2014—unaudited	F-2

Interim condensed consolidated income statements of Orion Engineered Carbons S.à r.l. for the three months ended March 31, 2014 and 2013—unaudited	F-3

Interim condensed consolidated statements of comprehensive income of Orion Engineered Carbons S.à r.l. for the three months ended March 31, 2014 and 2013—unaudited	F-4

Interim condensed consolidated statements of cash flows of Orion Engineered Carbons S.à r.l. for the three months ended March 31, 2014 and 2013—unaudited	F-5

Interim condensed consolidated statements of changes in equity of Orion Engineered Carbons S.à r.l. for the three months ended March 31, 2014 and 2013—unaudited	F-6

Notes to the unaudited interim condensed consolidated financial statements of Orion Engineered Carbons S.à r.l., Luxembourg, as at March 31, 2014	F-7

Consolidated Financial Statements for 2011-2013

Report of Independent Registered Public Accounting Firm	F-19

Consolidated statements of financial position of Orion Engineered Carbons S.à r.l. (Successor) as at December 31, 2013, and 2012	F-20

Income statements of Orion Engineered Carbons S.à r.l. (Successor) for the three years ended December 31, 2013 and Evonik Carbon Black (Predecessor) for the period from January 1, 2011 to July 29, 2011

F-21

Statements of comprehensive income of Orion Engineered Carbons S.à r.l. (Successor) for the three years ended December 31, 2013 and Evonik Carbon Black (Predecessor) for the period from January 1, 2011 to July 29, 2011

F-22

Statements of cash flows of Orion Engineered Carbons S.à r.l. (Successor) for the three years ended December 31, 2013 and Evonik Carbon Black (Predecessor) for the period from January 1, 2011 to July 29, 2011

F-23

Statements of changes in equity of Orion Engineered Carbons S.à r.l. (Successor) for the three years ended December 31, 2013 and Evonik Carbon Black (Predecessor) for the period from January 1, 2011 to July 29, 2011

F-24

Notes to the consolidated financial statements of Orion Engineered Carbons S.à r.l., Luxembourg, as at December 31, 2013 and 2012 and for the three years ended December 31, 2013 (Successor) and Evonik Carbon Black (Predecessor) for the period from January 1, 2011 to July 29, 2011

F-25

Interim condensed consolidated statements of financial position of Orion Engineered Carbons S.à r.l. as at March 31, 2014—unaudited

		USD Convenience Translation
ASSETS		Mar 31, 2014	Mar 31, 2014	Dec 31, 2013
	Note	In USD k	In EUR k	In EUR k
Non-current assets
Goodwill	5	66,835	48,512	48,512
Other intangible assets		166,758	121,040	125,500
Property, plant and equipment		450,055	326,671	333,454
Investment in joint ventures		6,348	4,608	4,608
Other financial assets	7	2,275	1,651	1,691
Other assets		5,066	3,677	4,119
Deferred tax assets	8	57,281	41,577	43,105

		754,618	547,736	560,990

Current assets
Inventories	6	177,519	128,852	123,171
Trade receivables		287,157	208,432	197,623
Emission rights		2,579	1,872	1,977
Other financial assets	7	495	359	637
Other assets		60,763	44,105	40,151
Income tax receivables	8	16,801	12,195	11,938
Cash and cash equivalents		119,560	86,782	70,478

		664,874	482,597	445,975

		1,419,492	1,030,333	1,006,965

		USD Convenience Translation
EQUITY AND LIABILITIES		Mar 31, 2014	Mar 31, 2014	Dec 31, 2013
	Note	In USD k	In EUR k	In EUR k

Equity
Subscribed capital		60,274	43,750	43,750
Reserves		(161,900)	(117,515)	(99,048)
Profit or loss for the period	3	(556)	(404)	(18,953)

		(102,182)	(74,169)	(74,251)

Non-current liabilities
Pension provisions		49,767	36,123	35,943
Other provisions		20,316	14,746	15,014
Liabilities to shareholders		353,690	256,725	256,161
Financial liabilities		742,564	538,988	538,175
Other liabilities		2,302	1,671	1,368
Deferred tax liabilities	8	61,483	44,627	43,797

		1,230,122	892,880	890,458

Current liabilities
Other provisions		57,895	42,023	44,268
Liabilities to banks		10,966	7,960	2,103
Trade payables		148,556	107,829	99,511
Other financial liabilities	7	29,355	21,307	15,828
Income tax liabilities	8	10,099	7,330	5,969
Other liabilities		34,681	25,173	23,079

		291,552	211,622	190,758

		1,419,492	1,030,333	1,006,965

Interim condensed consolidated income statements of Orion Engineered Carbons

S.à. r.l. for the periods ended March 31, 2014 and 2013—unaudited

		USD Convenience Translation
		Jan 1 to Mar 31, 2014	Jan 1 to Mar 31, 2014	Jan 1 to Mar 31, 2013
	Note	In USD k	In EUR k	In EUR k
Revenue	3	455,293	330,473	341,121
Cost of sales		(357,608)	(259,569)	(271,506)

Gross profit	3	97,685	70,904	69,615

Selling expenses		(33,590)	(24,381)	(23,726)
Research and development costs		(3,893)	(2,826)	(3,409)
General and administrative expenses		(16,957)	(12,308)	(13,470)
Other operating income	4	955	693	5,103
Other operating expenses	4	(4,982)	(3,616)	(9,102)

Operating result (EBIT)		39,218	28,466	25,011

Finance income	4	608	441	15,867
Finance costs	4	(33,386)	(24,233)	(49,858)
Share of profit or loss of joint ventures		114	83	84

Financial result		(32,664)	(23,709)	(33,907)

Profit or loss before income taxes		6,554	4,757	(8,896)

Income taxes	8	(7,110)	(5,161)	2,406

Profit or loss before for the period		(556)	(404)	(6,490)

Interim condensed consolidated statements of comprehensive income of Orion Engineered Carbons S.à r.l. for the three months ended March 31, 2014 and 2013—unaudited

	USD Convenience Translation
	Jan 1 to Mar 31, 2014	Jan 1 to Mar 31, 2014	Jan 1 to Mar 31, 2013
	In USD k	In EUR k	In EUR k
Profit or loss for the period	(556)	(404)	(6,490)

Exchange differences on translation of foreign operations
Change in unrealized gains/losses	649	471	3,149

Unrealized net gains/losses on cash flow hedges
Change in unrealized gains/losses	–	–	297
Income tax effects	–	–	(89)

	–	–	208

Net other comprehensive income to be reclassified to profit or loss in subsequent periods	649	471	3,357

Actuarial gains (losses) on defined benefit plans
Change in unrealized gains/losses	28	20	2,490
Income tax effects	(7)	(5)	(747)

	21	15	1,743

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods	21	15	1,743

Other comprehensive income, net of tax	670	486	5,100

Total comprehensive income, net of tax	114	82	(1,390)

Interim condensed consolidated statements of cash flows of Orion Engineered Carbons

S.à r.l. for the three months ended March 31, 2014 and 2013—unaudited

	USD Convenience Translation
	Jan 1 to Mar 31, 2014	Jan 1 to Mar 31, 2014	Jan 1 to Mar 31, 2013
	In USD k	In EUR k	In EUR k
Profit or loss for the period	(556)	(404)	(6,490)

Income taxes	(7,110)	(5,161)	(2,406)

Profit or loss before income taxes	6,554	4,757	(8,896)

Depreciation and amortization of intangible assets and property, plant and equipment	26,087	18,935	14,956
Other non-cash expenses/income	1,557	1,130	(1,289)
Loss from the disposal of intangible assets and property, plant and equipment	–	–	767
Increase/decrease in trade receivables	(14,336)	(10,406)	(31,953)
Increase/decrease in inventories	(8,102)	(5,881)	8,172
Increase/decrease in trade payables	11,810	8,572	14,430
Increase/decrease in provisions	(3,209)	(2,329)	(716)
Increase/decrease in other assets and liabilities that cannot be allocated to investing or financing activities	(3,800)	(2,758)	1,351
Finance income	(608)	(441)	(15,867)
Finance costs	33,386	24,233	49,858
Cash paid for income taxes	(2,217)	(1,609)	(9,958)

Cash flows for operating activities	47,122	34,203	20,855

Cash received from the disposal of intangible assets and property, plant and equipment	–	–	–
Cash paid for the acquisition of intangible assets and property, plant and equipment	(10,599)	(7,693)	(19,455)
Cash paid to acquire entities less cash acquired	–	–	–
Cash outflows relating to securities, deposits and loans	–	–	–

Cash flows from investing activities	(10,599)	(7,693)	(19,455)

Cash received from changes in capital	–	–	–
Repayment of equity	–	–	–
Cash received from borrowings, net of transaction costs	7,998	5,806	16,471
Cash repayments of non-current financial liabilities	–	–	–
Repayments of borrowings	–	–	–
Cash paid for the addition of non-current financial assets	–	–	–
Interest paid	(22,139)	(16,069)	(43,799)
Interest received	150	108	40

Cash flows from financing activities	(13,991)	(10,155)	(27,288)

Change in cash	22,532	16,355	(25,888)

Change in cash resulting from exchange rate differences	(70)	(51)	(587)
Cash and cash equivalents at the beginning of the period	97,098	70,478	74,862

Cash and cash equivalents at the end of the period	119,560	86,782	48,387

Composition of cash and cash equivalents

Bank balances and petty cash	119,560	86,782	48,387

Interim condensed consolidated statements of changes in equity of Orion Engineered Carbons

S.à r.l. for the three months ended March 31, 2014 and 2013—unaudited

		Subscribed capital	Capital reserves	Translation reserve	Cash flow hedge reserve	Reserve for actuarial gains (losses) on defined benefit plans	Loss carried forward	Total reserves	Profit or loss for the period	Total equity
		In EUR k
Jan 1 to Mar 31, 2013	As at Jan 01, 2013	43,750	55,842	2,243	32	(5,422)	(93,212)	(40,517)	–	3,233
	Profit or loss for the period	–		–		–		–	(6,490)	(6,490)
	Other comprehensive income, net of tax	–	–	3,149	208	1,743	–	5,100	–	5,100

	Total comprehensive income, net of tax	–	–	3,149	208	1,743	–	5,100	(6,490)	(1,390)

	Changes to the capital reserves	–	(36,724)	–	–	–	–	(36,724)	–	(36,724)

	As at Mar 31, 2013	43,750	(19,118)	5,392	240	(3,679)	(93,212)	(72,141)	(6,490)	(34,881)

Jan 1 to Mar 31, 2014	As at Jan 01, 2014	43,750	19,119	(18,437)	(1)	(6,517)	(112,165)	(118,001)	–	(74,251)
	Profit or loss for the period	–	–	–	–	–	–	–	(404)	(404)
	Other comprehensive income, net of tax	–	–	471	–	15	–	486	–	486

	Total comprehensive income, net of tax	–	–	471	–	15	–	486	(404)	82

	Changes to the capital reserves	–	–	–	–	–	–	–	–	–

	As at Mar 31, 2014	43,750	19,119	(17,966)	(1)	(6,502)	(112,165)	(117,515)	(404)	(74,169)

USD Convenience Translation

Jan 1 to Mar 31, 2014	As at Jan 01, 2014	60,274	26,340	(25,401)	(1)	(8,978)	(154,530)	(162,570)	–	(102,296)
	Profit or loss for the period	–	–	–	–	–	–	–	(556)	(556)
	Other comprehensive income, net of tax	–	–	649	–	21	–	670	–	670

	Total comprehensive income, net of tax	–	–	649	–	21	–	670	(556)	114

	Changes to the capital reserves	–	–	–	–	–	–	–	–	–

	As at Mar 31, 2014	60,274	26,340	(24,752)	(1)	(8,957)	(154,530)	(161,900)	(556)	(102,182)

Notes to the unaudited interim condensed consolidated financial statements of Orion Engineered Carbons S.à r.l., Luxembourg, as at March 31, 2014

(1) Organization and principal activities

Orion Engineered Carbons S.à r.l. (formerly known as Kinove Luxembourg Holdings 2 S.à r.l., referred to as “Orion” or the “Company”) is entered in the commercial register of Luxembourg under no. B 160558; the Company’s registered office is in Luxembourg; its business address is 15, rue Edward Steichen, L-2540 Luxembourg.

Orion’s interim condensed consolidated financial statements include Orion and its subsidiaries (the “Orion Group” or the “Group”). Orion was incorporated on April 13, 2011. The parent’s fiscal year is the same as that of the Orion Group. The fiscal year is the calendar year.

On July 29, 2011, Orion completed the acquisition of the carbon black business of the Evonik Industries Group (Evonik) (the “Acquisition”). For this purpose, Rhône investors (Rhône Investors) and Triton investors (Triton Investors) (collectively the “Principal Shareholders”) and a co-investor founded Kinove Luxembourg Holdings 1 S.à r.l. and other holding companies (including Orion). Orion is a leading global manufacturer of carbon black products and is based in Luxembourg. Carbon black is a powdered form of carbon that is used to create the desired physical, electrical and optical qualities of various materials. Carbon black products are primarily used as consumables and additives for the production of polymers, printing inks and coatings (“Specialty Carbon Black” or “Specialties”) and in the reinforcement of rubber polymers (“Rubber Carbon Black” or “Rubber”).

Specialty Carbon Black are high-tech materials which are mainly used for polymers, printing systems and coatings applications. Various production processes result in a wide range of different Specialty Carbon Black pigment grades with varying primary particle size, structure and surface area/surface chemistry. These parameters affect jetness, tinting strength, undertone, dispersibility, oil absorption, electrical conductivity, and other characteristics.

The types of Rubber Carbon Black used in the rubber industry are manufactured according to strict specifications and quality standards. Here, structure and specific surface area are the key factors in optimizing reinforcement properties in rubber polymers.

As at March 31, 2014, Orion operates 13 wholly-owned production facilities in Europe, North and South America, South Korea and South Africa and three sales companies. Another eleven holding companies also belong to the Orion Group.

Orion’s global presence enables it to supply Specialty Carbon Black customers as well as international customers in the tire and rubber industry with the full range of carbon black grades and particle sizes. Sales activities are supported by newly established sales and representative offices all around the globe. Integrated sales activities with key account managers and customer services are carried out in the US, Brazil, South Korea, Germany, and China.

The Group’s financial statements were authorized for issue by management on July 11, 2014.

(2) Basis of preparation of the interim condensed consolidated financial statements

Basis of preparation

The interim condensed consolidated financial statements as at and for the three months ended March 31, 2014 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

All IFRSs, interpretations (IFRICs, SICs) originated by the IFRS Interpretations Committee (IFRS IC, formerly International Financial Reporting Interpretations Committee) applicable for period ended March 31, 2014 have been applied.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at December 31, 2013.

The interim condensed consolidated financial statements are prepared in Euros, the presentation currency of the Orion Group. Except where stated otherwise, all figures are presented in thousands of Euros (EUR k) for the sake of clarity. Due to rounding differences, figures in tables may differ slightly from the actual figures.

First-time adoption of accounting standards

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2013. The following amendments to IFRS standards which were adopted on January 1, 2014, did not have any impact on the accounting policies, financial position or performance of the Group:

•	IAS 32 Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting.

•	IAS 39 Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. The Group has not novated its derivatives during the current period.

•	IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified the relevant legislation, occurs.

•	IFRS 3 Accounting for contingent consideration in a business combination – Amendment to IFRS 3

These amendments clarify that a contingent consideration in a business acquisition that is not classified as equity is subsequently measured at fair value through profit or loss whether or not it falls within the scope of IFRS 9 Financial Instruments.

•	IAS 40 Interrelationship of IFRS 3 and IAS 40 – Amendment to IAS 40

These amendments clarify the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property. The description of ancillary services in IAS 40 differentiates between investment property and owner occupied property. IFRS 3 is used to determine if the transaction is the purchase of an asset or a business combination.

Accounting standards issued but not yet effective

By the time the Group’s interim condensed consolidated financial statements were published, the IASB had issued further accounting standards which were not yet effective in the current fiscal year. Any new accounting standards which are relevant for the consolidated of the Group will be adopted when they become effective.

The following relevant pronouncements by the IASB and IFRSIC were not effective as at the reporting date on March 31, 2014 and were not applied by the Group:

•	IFRS 9 Financial instruments

IFRS 9 reflects the work completed by the IASB with respect to the replacement of IAS 39. Up to now, the IASB has issued new requirements with respect to classification and measurement of financial assets and financial liabilities as defined in IAS 39 and a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. Because the impairment phase has not been completed so far, no mandatory effective date has been set by the IASB.

The adoption of IFRS 9 will have an effect on the classification and measurement of Orion’s financial statements and potentially on the hedge accounting model used by the Group. When the final standard including the last phase is issued, Orion will analyze the overall effect in order to offer a comprehensive presentation.

•	IAS 19 Defined Benefit Plans: Employee Contributions (Amendments to IAS 19)

The narrow scope amendments apply to contributions from employees or third parties to defined benefit plans. The objective of the amendments is to simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. The amendments are effective from July 1, 2014. Orion does not expect a significant effect of these amendments on its financial statements.

•	IFRS 8 Operating Segments

As part of the annual improvement project, changes to IFRS 8 Operating segments were made. These amendments require entities to disclose those factors that are used to identify the entity’s reportable segments when operating segments have been aggregated and to clarify that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should be disclosed, if that amount is regularly provided to the chief operating decision maker.

(3) Operating segment information

Operating segments

The Group’s business is organized by product for corporate management purposes and has the following two reportable operating segments: “Rubber” and “Specialties”.

The executive management committee, which is composed of the CEO, CFO and certain other senior management members is the chief operating decision maker in accordance with IFRS 8.7. The executive management committee monitors the operating segments’ results separately in order to facilitate decisions regarding the allocation of resources and determine the segments’ performance. The performance of the segments is assessed by reference to adjusted EBITDA as defined in the financing arrangement relating to the acquisition of shares (see below) and evaluated in accordance with the profit or loss. Group financing (including finance costs and finance income), non-recurring expenses and income, and income taxes are managed on a group basis and are not allocated to operating segments. The executive management committee does not review reportable segment asset or liability information for purposes of assessing performance or allocating resources.

Other adjustments are not allocated to the individual segments as the underlying financial instruments are managed on a group basis.

Segment reconciliation for the three months ended March 31, 2014 and 2013:

	USD Convenience Translation
	Three months ended Mar 31,			Three months ended Mar 31,
	2014			2014			2013
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
	In USD k			In EUR k			In EUR k
Revenue	314,730	140,563	455,293	228,446	102,027	330,473	243,199	97,922	341,121
Cost of sales	(261,552)	(96,056)	(357,608)	(189,847)	(69,722)	(259,569)	(205,507)	(65,999)	(271,506)
Gross profit	53,178	44,507	97,685	38,599	32,305	70,904	37,692	31,923	69,615
Adjusted EBITDA	33,506	35,401	68,907	24,320	25,696	50,016	21,573	23,697	45,270
Adjusted EBITDA Margin	10.6%	25.2%	15.1%	10.6%	25.2%	15.1%	8.9%	24.2%	13.3%

	In MT			In MT
Sales Volume	198.4	50.9	249.3	198.4	50.9	249.3	197.1	45.2	242.3

The total contribution margin for the three months ended March 31, 2014 (three months ended March 31, 2013) amounted to EUR 101.125k (EUR 98.456k). The total contribution margin in EUR/MT amounted to 406 EUR for both periods.

Definition of “adjusted EBITDA”

“EBIT” (operating result) is defined as profit or loss for the period before income taxes and finance income and finance costs. “EBITDA” is defined as EBIT before depreciation, amortization and impairment losses. For management reporting purposes and as defined in the indenture agreement governing our senior secured notes, “adjusted EBITDA” is defined as EBITDA adjusted for non-recurring income and expenses and profit or loss from joint ventures. Non-recurring income and expenses are effects which result from items which management considers to be one-off or non-operating. “Adjusted EBITDA” is the management’s measure of the segment result.

Adjusted EBITDA is reconciled to consolidated profit or loss as follows:

	USD Convenience Translation
	Three months ended Mar 31,	Three months ended Mar 31,
Reconciliation of profit or loss	2014	2014	2013
	In USD k	In EUR k
Adjusted EBITDA	68,907	50,016	45,270
Share of profit of joint venture	(114)	(83)	(84)
Restructuring expenses(1)	(831)	(603)	(1,129)
Consulting fees related to Group strategy(2)	(2,657)	(1,929)	(2,267)
Expenses related to capitalized emission rights	–	–	(1,654)
Other non-operating	–	–	(169)
EBITDA	65,305	47,401	39,967
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	(26,087)	(18,935)	(14,956)
Earnings before taxes and finance income/costs (operating result (EBIT))	39,218	28,466	25,011
Other finance income	608	441	15,867
Share of profit of joint ventures	114	83	84
Finance costs	(33,386)	(24,233)	(49,858)
Income taxes	(7,110)	(5,161)	2,406
Profit or loss for the period	(556)	(404)	(6,490)

(1)	Restructuring expenses include personnel-related costs and IT-related costs in particular in connection with the roll out of our global SAP platform.

(2)	Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.

Geographic information

	USD Convenience Translation
	Three months ended Mar 31,	Three months ended Mar 31,
Revenues	2014	2014	2013
	In USD k	In EUR k
Germany	181,283	131,584	134,321
Rest of Europe *	3,369	2,445	2,521
United States	126,586	91,882	93,186
South Korea	85,836	62,304	64,161
Brazil	32,038	23,255	23,558
South Africa	19,359	14,052	17,005
Other	6,822	4,951	6,369
Total	455,293	330,473	341,121

* Country of domicile of the group EUR nil

	USD Convenience Translation
	As at Mar 31,	As at Mar 31,	As at Dec 31,
Goodwill, intangible assets, property, plant and equipment	2014	2014	2013
	In USD k	In EUR k
Germany	228,143	165,597	171,630
Sweden	88,943	64,559	65,083
Italy	85,428	62,008	63,559
Poland	53,978	39,180	38,764
Rest of Europe	20,923	15,187	15,787

Subtotal Europe	477,415	346,531	354,823
United States	68,024	49,375	50,254
South Korea	83,688	60,745	63,267
South Africa	31,062	22,546	22,593
Brazil	23,169	16,817	16,301
Other	290	209	229

Total	683,648	496,223	507,467

Non-current assets for this purpose mainly consist of property, plant and equipment and intangible assets including goodwill.

(4) Other operating income, other operating expenses, financial result

Other operating income decreased by EUR 4,410k from EUR 5,103k for the three months ended March 31, 2013 to EUR 693k for the three months ended March 31, 2014 primarily due to a decrease in gains from foreign currency translation of EUR 3,784k and a decrease in gains from the valuation of derivatives of EUR 573k.

Other operating expenses decreased by EUR 5,486k from EUR 9,102k for the three months ended March 31, 2013 to EUR 3,616k for the three months ended March 31, 2014 primarily due to a decrease in losses from foreign currency translation of EUR 4,154k, lower restructuring expenses of EUR 526k and lower consulting fees related to group strategy of EUR 338k.

Financial result includes finance income, finance costs and share of profit or loss of joint ventures. Financial result decreased by EUR 10,198k from EUR 33,907k for the three months ended March 31, 2013 to EUR 23,709k for the three months ended March 31, 2014. This decrease is almost entirely due to relatively stable foreign currency exchange rates in the first quarter of 2014 (in particular with respect to the U.S. Dollar), whereas in the first quarter of 2013 we had unrealized foreign currency losses related to our financing.

(5) Impairments

Goodwill

Goodwill is not amortized, but instead tested for impairment annually as at September 30, as well as whenever there are events or changes in circumstances (“triggering events”) which suggests that the carrying amount may not be recoverable.

The key assumptions used to determine the recoverable amount for the different groups of cash generating units were disclosed in the annual financial statements for the period ended December 31, 2013.

Goodwill acquired through business combinations has been allocated to the two groups of CGUs below, which are also operating and reporting segments for impairment testing:

•	Rubber

•	Specialties

Carrying amount of goodwill allocated to each of the groups of CGUs

•	Rubber EUR 27,547k

•	Specialties EUR 20,965k

As at March 31, 2014, management did not identify any indicators of impairment.

(6) Inventories

Inventories of EUR 209,489k were recognized as an expense for the three months ended March 31, 2014 (EUR 220,009k for the three months ended March 31, 2013).

(7) Financial assets and liabilities

Financial assets and liabilities valued at fair value in profit and loss

Financial assets and liabilities valued at fair value in profit or loss are those commodity future contracts that do not qualify for hedge accounting. The fair values of commodity derivatives are determined on the basis of the expected discounted cash flows from the instrument. The expected cash flows are calculated by applying the respective forward rates to the contractually specified payments.

Fair value hierarchy

The fair value of financial instruments recognized in the statement of financial position at their fair value is calculated using a three-level hierarchy on the basis of the lowest level input that is significant to the fair value measurement as a whole.

-	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

-	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

-	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

The table below presents the allocation of the fair values to the hierarchy levels as at March 31, 2014 and December 31, 2013.

	USD Convenience Translation
	As at Mar 31,			As at Mar 31,			As at Dec 31,
	2014			2014			2013
	In USD k			In EUR k
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
Receivables from derivatives		303			220			453
Financial liabilities measured at fair value
Liabilities from derivatives		5,250			3,811			4,081
Liabilities for which fair values are disclosed:
Euro and US Dollar-denominated senior secured notes		819,131			594,564			604,472
Liabilities to shareholders		393,320			285,490			286,110

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly foreign exchange forward contracts and commodity forward contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodity. All derivative contracts are fully cash collateralized, thereby eliminating both counterparty and the Group’s own non-performance risk. As at March 31, 2014, the marked-to-market value of derivative asset positions is net of a credit valuation adjustment attributable to derivative counterparty default risk.

The fair value of our senior secured notes and the liabilities to shareholders is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities and checked against institutional quotations.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

During the three months period ended March 31, 2014, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 2 fair value measurements.

The receivables from derivatives of EUR 220k as at March 31, 2014 (EUR 453k as at 31 December 2013), are presented in other current financial assets.

The liabilities from derivatives of EUR 3,811k as at March 31, 2014 are presented in non-current financial liabilities (EUR 3,571k) and other current financial liabilities (EUR 240k).

The liabilities from derivatives of EUR 4,081k as at December 31, 2013 are presented in non-current financial liabilities (EUR 3,448k) and other current financial liabilities (EUR 633k).

(8) Deferred and current taxes

	USD Convenience Translation
	As at Mar 31,			As at Mar 31,			As at Dec 31,
	2014			2014			2013
	Total	Thereof current	Thereof non- current	Total	Thereof current	Thereof non- current	Total	Thereof current	Thereof non- current
	In USD k			In EUR k			In EUR k
Deferred tax assets	57,281	–	57,281	41,577	–	41,577	43,105	–	43,105
Income tax receivables	16,801	16,801	–	12,195	12,195	–	11,938	11,938	–
Deferred tax liabilities	61,483	–	61,483	44,627	–	44,627	43,797	85	43,712
Income tax liability	10,099	10,099	–	7,330	7,330	–	5,969	5,969	–

The development of deferred tax assets and liabilities relates to changes in temporary differences and tax loss carry forwards.

Income tax receivables increased slightly due to prepayments made for the current year.

Income tax liabilities increased due to the expenses accrued for the current year.

The effective tax rate for the three months ended March 31, 2014 is principally due to losses recognized in Portugal, Sweden, Germany, South Africa, and Brazil, for which no deferred tax asset was recognized that resulted in changes to the measurement amount of deferred tax assets that have been recognized. Together with an interest carryforward in Italy expiring in the current year, these factors had an impact on the effective tax rate of 32.8%. In addition, non-deductible interest expenses due to local Trade Tax adjustments for the German entities further impacted the rate by 22.9%. The remaining differences relate to foreign tax rate differentials, non-deductible business expenses, and adjustments to prior year taxes.

The effective tax rate for the three months ended March 31, 2013 is principally due to losses recognized in Germany, for which no deferred tax asset was recognized that resulted in changes to the measurement amount of deferred tax assets that have been recognized. This factor had an impact on the effective tax rate of 11%. In addition, tax exempt income from domestic production activities in the US further impacted the rate by 5%. Offsetting these favorable impacts by -8.6% and -6.5% were local Trade Tax adjustments for the German entities and foreign tax rate differentials. The remaining differences relate to foreign tax rate differentials, changes in other permanent items, and adjustments to prior year taxes.

(9) Contingent liabilities and other financial obligations

To safeguard the supply of raw materials, contractual purchase commitments under long-term supply agreements for raw materials, especially oil and gas, are in place with the following maturities:

	USD Convenience Translation
	As at Mar 31,	As at Mar 31,	As at Dec 31,
Maturity	2014	2014	2013
	In USD k	In EUR k
Less than one year	333,847	242,322	205,687
1 to 5 years	533,050	386,913	407,737
More than 5 years	355,954	258,368	227,883
Total	1,222,851	887,603	841,307

EPA Action

During 2008 and 2009, the U.S. Environmental Protection Agency (“EPA”) contacted all U.S. carbon black producers as part of an industry-wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the U.S. Clean Air Act, to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by the Company’s U.S. facilities, the Company furnished information to the EPA on each of its U.S. facilities. The Company’s Belpre (Ohio) facility was an initial subject of these investigations and received notices from the EPA in 2010 alleging violations of permitting requirements under the Clean Air Act. In October 2012, the Company received a corresponding notice and finding of violation (an “NOV”) under Section 113(a) of the Clean Air Act alleging the failure to obtain PSD permits prior to making major modifications at several units of the Company’s Ivanhoe (Louisiana) facility and to include BACT in the Title V permit. In January 2013 the Company also received an NOV issued by the EPA for its facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008, and a similar NOV by the EPA was issued for the Company’s U.S. facility in Orange (Texas) in February 2013.

In November 2013, Orion began discussions with the EPA and the U.S. Department of Justice (“DOJ”) about a potential settlement to resolve the NOVs. These discussions are currently ongoing. Any settlement may involve the imposition of civil penalties, an obligation to perform certain environmental mitigation projects, and an obligation to install certain air emissions controls at one or more facilities. The Company received information from the EPA in November 2013 specifying certain target emission reduction levels, pollution controls and other terms the EPA demands in a settlement, and the Company has responded by providing the EPA with a counter-proposal. Going forward, further settlement proposals may be exchanged and further meetings with the EPA on these matters may occur.

The EPA action could result in civil penalties, mitigation and significant capital expenditures in connection with air emissions at the Company’s U.S. facilities. If the Company and the EPA/DOJ fail to reach a settlement agreement, the EPA/DOJ could bring a lawsuit against the Company.

While the Company is currently unable to determine the amount of civil penalties, mitigation and capital expenditures resulting from a settlement with or an enforcement of claims by the EPA, the Company notes that Cabot Corporation, a competitor, announced in November 2013 that it entered into a settlement with the EPA/DOJ that requires Cabot Corporation to pay a $975,000 civil penalty to the EPA and fund $450,000 in environmental mitigation projects. Cabot Corporation stated that it is also installing certain technology controls as part the settlement that it estimates will require investments of approximately $85 million. Given that, among other things,

Cabot Corporation operates fewer facilities in the U.S. than Orion does, the aggregate amount to be incurred by Orion in case of a settlement with or an enforcement of claims by the EPA/DOJ could be significantly higher. As of May 2014, none of the Company’s other domestic competitors have announced settlements with the government.

Orion’s agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, the Company expects that a substantial portion of the costs it would incur in this enforcement initiative could exceed the scope of the indemnity, perhaps in the tens of millions of Euro. In addition Evonik has signaled that it may likely defend itself against claims under the indemnity; while the Company intends to enforce its rights vigorously, there is no assurance that the Company will be able to recover as it expects or at all.

The Company also notes that the installation of pollution control technologies at its U.S. plants in response to the EPA action would increase the ongoing operating costs of those plants. The Company may not be able to pass the cost increases on to its customers.

This enforcement action could have a material adverse effect on the Company’s operating results and cash flows for the particular period in which it incurs the related costs or liabilities. While capital expenditures made in response to the EPA action would be capitalized and amortized over time, civil penalties and the funding costs associated with environmental mitigation projects would reduce the Company’s results of operations in the reporting periods in which the costs are incurred or provided for.

Korean Tax Audit

In connection with a tax audit of our South Korean operations for 2011, the South Korean tax authorities have questioned the valuation assigned to our acquisition of those operations from Evonik in 2011 and have asked us to establish why the valuation was not at a significantly higher level. A higher valuation would result in a higher capital gains tax due to the authorities, which we would be obligated to pay over as withholding agent on behalf of Evonik. The higher valuation could also result in additional corporate income tax payable by the Company. We are in the process of responding to the inquiry to defend the valuation used in the Acquisition. However, were the authorities to prevail at the level they have initially asserted, the additional tax liability could be significant, perhaps reaching an amount in the range of €40 million (for the withholding and larger corporate income tax portions combined).

We intend to defend the valuation used in the Acquisition vigorously. We would also expect to seek reimbursement from Evonik for some or all of the tax we may be obligated to pay. Nevertheless, the outcome of this tax audit and its potential impact on the Company are uncertain and could have a material adverse effect on our net profit or loss and on our cash flow in any period in which the liability is incurred or paid. While we are not currently in a position to conclude that a material loss resulting from the tax audit is probable, we believe such an outcome is reasonably possible. The ongoing tax audit could also result in additional assessments for 2011, as well as for subsequent years, or a higher effective tax rate on our South Korean operations in the future.

Korean Labor Negotiations

The Company is in negotiations with Korean labor unions in connection with a recent Korean Supreme Court decision in December 2013 pursuant to which recurring fixed bonus payments to Korean employees in certain circumstances constitutes ordinary wages. The impact of this decision on Korean companies will depend on a variety of factors, including, in particular, the labor unions with which they deal, the history of their negotiations with those unions and the course of their negotiations going forward, as well as their financial situation, business plans and industry position. The Company is evaluating the potential financial effect of this decision on its business but has not yet determined whether the decision will have a material effect on the Company’s results of operations or cash flows in future periods. The Company expects that any increase in labor costs resulting from this court decision would apply only with respect to periods after the decision. Management believes that retroactive application to periods prior to December 31, 2013 is not probable. Quantified information with regard to IAS 37.84-89 is not disclosed as this information is expected to prejudice our position in the negotiations with Korean labor unions.

(10) Related parties

Related parties are LuxCo1 and a co-investor as shareholders of Orion Engineered Carbons S.à r.l., shareholders of LuxCo1 and the co-investor and the sister companies of Orion in the groups of these direct and indirect shareholders and joint ventures of Orion that are accounted for using the equity method.

For the three months ended March 31, 2014, Euro equivalent effective interest expenses of EUR 7,780k were recognized on the B PECs. For the three months ended March 31, 2013, Euro equivalent interest expenses of 8,389k were recognized.

On February 3, 2014 a cash payment of accrued yield for the period August 1, 2013 to January 31, 2014 of EUR 14,954k was made.

Orion receives advisory services from certain entities of the Principal Shareholders under a consulting and support agreement. On March 31, 2014, an amount of EUR 797k was recognized in profit or loss for the three month period. An amount of EUR 864k was recognized in the comparable period in the prior year.

(11) Events after the reporting period

On April 14, 2014, Orion announced that it intends to redeem 10% of the original aggregate principal amount of the senior secured notes on May 5, 2014. The note holders have been notified that Orion calls for redemption EUR 35.5 million in aggregate outstanding principal amount of Euro notes and USD 35.0 million in aggregate outstanding principal amount of Dollar notes at a price equal to 103% of the principal amount plus accrued interest as at May 5, 2014, as provided for in the senior secured notes indenture.

Luxembourg, July 11, 2014

Orion Engineered Carbons S.à r.l., Luxembourg

Jack Clem	Charles Herlinger
Managing Director	Managing Director

Report of Independent Registered Public Accounting Firm

To the Advisory Board of Orion Engineered Carbons S.à r.l.

We have audited the accompanying consolidated statements of financial position of Orion Engineered Carbons S.à r.l. and subsidiaries (“OEC”) as of December 31, 2013 and 2012 (Successor statements of financial position) and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2013 and 2012 and the period from April 13, 2011 through December 31, 2011 (Successor operations). Further, we have audited the accompanying combined statements of income, comprehensive income, changes in equity and cash flows for the period January 1, 2011 through July 29, 2011 of Evonik Carbon Black (Predecessor combined operations) (the Successor and Predecessor are collectively the “Group”). These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Without qualifying our opinion, we draw attention to the fact that, as described in Note 2 (Basis of Preparation), the Evonik Carbon Black business has not operated as a separate group of entities. These combined financial statements for the period ended July 29, 2011 are therefore not necessarily indicative of results that would have occurred if Evonik Carbon Black had been a separate stand-alone group of entities during the period presented or of future results of the Evonik Carbon Black group.

In our opinion, the Successor financial statements referred to above present fairly, in all material respects, the consolidated financial position of OEC as of December 31, 2013 and 2012 and the consolidated results of OEC’s operations and cash flows for the years ended December 31, 2013 and 2012 and for the period April 13, 2011 through December 31,2011 and the Predecessor financial statements referred to above present fairly, in all material respects, the combined results of Evonik Carbon Black’s operations and cash flows for the period from January 1, 2011 through July 29, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also recomputed the translation of the consolidated financial statements as of and for the year ended December 31, 2013 into United States dollars. In our opinion, the consolidated financial statements expressed in Euro have been translated into United States dollar on the basis described in Note 2 (Basis of Preparation).

/s/ Stefan Pfeiffer Wirtschaftsprufer (German Public Auditor)	/s/ Benjamin Breh Wirtschaftsprufer (German Public Auditor)

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Essen, Germany

July 14, 2014

Consolidated statements of financial position of Orion Engineered Carbons S.à r.l. (Successor) as at December 31, 2013, and 2012

		USD Convenience Translation	Successor (Consolidated)
ASSETS		Dec 31, 2013	Dec 31, 2013	Dec 31, 2012
	Note	In USD k	In EUR k	In EUR k
Non-current assets
Goodwill	8.1	66,845	48,512	48,512
Other intangible assets	8.1	172,928	125,501	141,042
Property, plant and equipment	8.2	459,466	333,454	334,607
Investment in joint ventures		6,349	4,608	4,590
Other financial assets	8.3	2,330	1,691	1,752
Other assets	8.6	5,676	4,119	5,536
Deferred tax assets	8.12	59,394	43,105	47,108

		772,988	560,990	583,147

Current assets
Inventories	8.4	169,717	123,171	153,463
Trade receivables	8.3	272,305	197,623	212,988
Emission rights	8.5	2,724	1,977	5,330
Other financial assets	8.3	878	637	4,362
Other assets	8.6	55,324	40,151	55,248
Income tax receivables	8.12	16,449	11,938	3,294
Cash and cash equivalents	8.7	97,112	70,478	74,862

		614,509	445,975	509,547

		1,387,497	1,006,965	1,092,694

		USD Convenience Translation	Successor (Consolidated)
EQUITY AND LIABILITIES		Dec 31, 2013	Dec 31, 2013	Dec 31, 2012
	Note	In USD k	In EUR k	In EUR k
Equity (all of which is attributable to owners of the parent)
Subscribed capital	8.8	60,283	43,750	43,750
Reserves	8.8	(136,478)	(99,048)	(21,799)
Profit or loss for the period	8.8	(26,115)	(18,953)	(18,718)

		(102,310)	(74,251)	3,233

Non-current liabilities
Pension provisions	8.9	49,526	35,943	37,162
Other provisions	8.10	20,688	15,014	24,998
Liabilities to shareholders	8.11	352,964	256,161	262,292
Financial liabilities	8.11	741,551	538,175	541,139
Other liabilities	8.11	1,885	1,368	919
Income tax liabilities	8.12	–	–	976
Deferred tax liabilities	8.12	60,348	43,797	59,742

		1,226,962	890,458	927,228

Current liabilities
Other provisions	8.10	60,997	44,268	26,877
Liabilities to banks	8.11	2,897	2,103	–
Trade payables	8.11	137,116	99,511	98,420
Other financial liabilities	8.11	21,809	15,828	7,068
Income tax liabilities	8.12	8,225	5,969	2,094
Other liabilities	8.11	31,801	23,079	27,774

		262,845	190,758	162,233

		1,387,497	1,006,965	1,092,694

Income statements of Orion Engineered Carbons S.à r.l. (Successor) for the three years ended December 31, 2013 and Evonik Carbon Black (Predecessor) for the period from January 1, 2011 to July 29, 2011

		USD Convenience Translation	Successor (Consolidated)			Predecessor (Combined)
		Jan 1 to Dec 31, 2013	Jan 1 to Dec 31, 2013	Jan 1 to Dec 31, 2012	Apr 13 to Dec 31, 2011	Jan 01 to Jul 29, 2011
	Note	In USD k	In EUR k	In EUR k	In EUR k	In EUR k
Revenue	7.1	1,845,862	1,339,620	1,397,531	545,076	780,617
Cost of sales		(1,475,479)	(1,070,817)	(1,115,974)	(455,140)	(611,526)

Gross profit		370,383	268,803	281,557	89,936	169,091

Selling expenses		(126,852)	(92,062)	(96,196)	(42,069)	(61,195)
Research and development costs		(13,896)	(10,085)	(9,503)	(4,794)	(5,811)
General and administrative expenses		(72,373)	(52,524)	(54,264)	(14,134)	(19,330)
Other operating income	7.2	11,497	8,344	18,543	12,067	144,958
Other operating expenses	7.3	(53,273)	(38,663)	(52,469)	(57,047)	(31,749)

Operating result (EBIT)		115,486	83,813	87,668	(16,041)	195,964

Finance income	7.4	23,612	17,136	5,190	7,615	281
Finance costs	7.4	(155,339)	(112,736)	(103,106)	(76,045)	(12,032)
Share of profit or loss of joint ventures	7.5	503	365	448	174	497

Financial result		(131,224)	(95,235)	(97,468)	(68,256)	(11,254)

Profit or loss before income taxes		(15,738)	(11,422)	(9,800)	(84,297)	184,710

Income taxes	7.6	(10,377)	(7,531)	(8,918)	9,803	(62,052)

Profit or loss for the period		(26,115)	(18,953)	(18,718)	(74,494)	122,658

Thereof attributable to Owners of the Group		(26,115)	(18,953)	(18,718)	(74,494)	122,234
Non-controlling interests		–	–	–	–	424

Profit or loss for the period		(26,115)	(18,953)	(18,718)	(74,494)	122,658

Statements of comprehensive income of Orion Engineered Carbons S.à r.l. (Successor) for the three years ended December 31, 2013 and Evonik Carbon Black (Predecessor) for the period from January 1, 2011 to July 29, 2011

	USD Convenience Translation	Successor (Consolidated)			Predecessor (Combined)
	Jan 1 to Dec 31, 2013	Jan 1 to Dec 31, 2013	Jan 1 to Dec 31, 2012	Apr 13 to Dec 31, 2011	Jan 01 to Jul 29, 2011
	In USD k	In EUR k	In EUR k	In EUR k	In EUR k
Profit or loss for the period	(26,115)	(18,953)	(18,718)	(74,494)	122,658

Thereof attributable to
Owners of the Group	(26,115)	(18,953)	(18,718)	(74,494)	122,234
Non-controlling interests	–	–	–	–	424

Profit or loss for the period	(26,115)	(18,953)	(18,718)	(74,494)	122,658
Exchange differences on translation of foreign operations
Change in unrealized gains/losses	(28,495)	(20,680)	2,548	(305)	26

Unrealized net gains/losses on cash flow hedges
Change in unrealized gains/losses	(45)	(33)	1,500	(1,698)	(1,310)
Income tax effects	–	–	(302)	532	403

	(45)	(33)	1,198	(1,166)	(907)
Net other comprehensive income to be reclassified to profit or loss in subsequent periods	(28,540)	(20,713)	3,746	(1,471)	(881)

Actuarial gains (losses) on defined benefit plans
Change in unrealized gains/losses	(2,443)	(1,773)	(7,577)	–	–
Income tax effects	934	678	2,155	–	–

	(1,509)	(1,095)	(5,422)	–	–
Net other comprehensive income not to be reclassified to profit or loss in subsequent periods	(1,509)	(1,095)	(5,422)	–	–

Other comprehensive income, net of tax	(30,049)	(21,808)	(1,676)	(1,471)	(881)

Thereof attributable to
Owners of the Group	(30,049)	(21,808)	(1,676)	(1,471)	(873)
Non-controlling interests	–	–	–	–	(8)

Total comprehensive income, net of tax	(56,164)	(40,761)	(20,394)	(75,965)	121,777

Thereof attributable to
Owners of the Group	(56,164)	(40,761)	(20,394)	(75,965)	121,361
Non-controlling interests	–	–	–	–	416

Total comprehensive income, net of tax	(56,164)	(40,761)	(20,394)	(75,965)	121,777

Statements of cash flows of Orion Engineered Carbons S.à r.l. (Successor)

for the three years ended December 31, 2013 and Evonik Carbon Black (Predecessor)

for the period from January 1, 2011 to July 29, 2011

	USD Convenience Translation	Successor (Consolidated)			Predecessor (Combined)
	Jan 1 to Dec 31, 2013	Jan 1 to Dec 31, 2013	Jan 1 to Dec 31, 2012	Apr 14 to Dec 31, 2011	Jan 1 to Jul 29, 2011
	In USD k	In EUR k	In EUR k	In EUR k	In EUR k
Profit or loss for the period	(26,115)	(18,953)	(18,718)	(74,494)	122,658

Income taxes	10,377	7,531	8,918	(9,803)	62,052

Profit or loss before income taxes	(15,738)	(11,422)	(9,800)	(84,297)	184,710

Depreciation, amortization and impairment of intangible assets and property, plant and equipment	104,803	76,060	59,276	23,416	22,435
Other non-cash expenses/income	(5,359)	(3,889)	4,527	(8,073)	1,331
Corporate centre charges related to Evonik	–	–	–	–	12,300
Gain from debt waiver	–	–	–	–	(127,992)
Loss from the disposal of intangible assets and property, plant and equipment	–	–	1,941	289	67
Increase/decrease in trade receivables	6,891	5,001	26,019	8,157	(21,117)
Increase/decrease in inventories	35,204	25,549	9,816	51,058	(63,213)
Increase/decrease in trade payables	6,064	4,401	15,523	(41,120)	(7,925)
Increase/decrease in provisions	2,483	1,802	(837)	6,307	(5,884)
Increase/decrease in other assets and liabilities that cannot be allocated to investing or financing activities	30,135	21,870	11,355	5,778	6,744
Finance income	(23,612)	(17,136)	(5,190)	(7,615)	(281)
Finance costs	155,339	112,736	103,106	76,045	12,032
Cash paid for income taxes	(33,232)	(24,118)	(38,679)	(13,138)	(7,584)

Cash flows from operating activities	262,978	190,854	177,057	16,807	5,623

Cash received from the disposal of intangible assets and property, plant and equipment	–	–	–	244	366
Cash paid for the acquisition of intangible assets and property, plant and equipment	(106,312)	(77,155)	(71,290)	(17,082)	(16,157)
Cash paid to acquire entities less cash acquired	–	–	–	(765,846)	–
Cash outflows relating to securities, deposits and loans	–	–	–	–	(3,989)

Cash flows from investing activities	(106,312)	(77,155)	(71,290)	(782,684)	(19,780)

Cash received from changes in capital	–	–	–	43,738	–
Repayment of equity	–	–	–	–	(12,700)
Cash received from borrowings, net of transaction costs	2,898	2,103	–	848,206	185,277
Cash repayments of non-current financial liabilities	–	–	(67,722)	–	–
Repayments of borrowings	–	–	–	–	(135,050)
Cash paid for the addition of non-current financial assets	–	–	–	(1,681)	–
Interest paid	(161,599)	(117,279)	(64,483)	(29,572)	(10,690)
Interest received	650	471	1,115	319	274

Cash flows from financing activities	(158,051)	(114,705)	(131,090)	861,010	27,111

Change in cash	(1,385)	(1,006)	(25,323)	95,133	12,954

Change in cash resulting from exchange rate differences	(4,655)	(3,378)	1,293	3,746	(968)
Cash and cash equivalents at the beginning of the period	103,152	74,862	98,892	13	26,971

Cash and cash equivalents at the end of the period	97,112	70,478	74,862	98,892	38,957

Composition of cash and cash equivalents
Bank balances and petty cash	97,112	70,478	74,862	98,892	38,957

Statements of changes in equity of Orion Engineered Carbons S.à r.l. (Successor)

for the three years ended December 31, 2013 and Evonik Carbon Black (Predecessor)

for the period from January 1, 2011 to July 29, 2011

		Predecessor
		Net assets attributable to the Predecessor	Translation reserve	Cash flow hedge reserve	Total attributable to the Predecessor	Net assets attributable to non- controlling interest				Total equity
		In EUR k
Jan 1 to Jul 29, 2011	As at Jan 01, 2011	343,062	–	263	343,325	117				343,442
	Profit after taxes	122,234	–	–	122,234	424				122,658
	Other comprehensive income	–	34	(907)	(873)	(8)				(881)
	Total Comprehensive Income	122,234	34	(907)	121,361	416				121,777
	Repayment of equity	(12,700)	–	–	(12,700)	–				(12,700)
	Contribution in equity	4,358	–	–	4,358	–				4,358

	As at Jul 29, 2011	456,954	34	(644)	456,344	533				456,877

		Successor
		Subscribed capital	Capital reserves	Translation reserve	Cash flow hedge reserve	Reserve for actuarial gains (losses) on defined benefit plans	Loss carried forward	Total reserves	Consolidated profit or loss for the period	Total equity (all of which is attributable to owners of the parent)
		In EUR k
Apr 14 to Dec 31, 2011	As at Apr 14, 2011	13	–	–	–	–	–	–	–	13
	Consolidated profit or loss for the period	–	–	–	–	–	–	–	(74,494)	(74,494)
	Other comprehensive income, net of tax	–	–	(305)	(1,166)	–	–	(1,471)	–	(1,471)

	Consolidated total comprehensive income, net of tax	–	–	(305)	(1,166)	–	–	(1,471)	(74,494)	(75,965)

	Issue of share capital	43,737	–	–	–	–	–	–	–	43,737
	Transfers to the capital reserves	–	55,842	–	–	–	–	55,842		55,842

	As at Dec 31, 2011	43,750	55,842	(305)	(1,166)	–	–	54,371	(74,494)	23,627

Jan 1 to Dec 31, 2012	As at Jan 01, 2012	43,750	55,842	(305)	(1,166)	–	(74,494)	(20,123)	–	23,627
	Consolidated profit or loss for the period	–	–	–	–	–	–	–	(18,718)	(18,718)
	Other comprehensive income, net of tax	–	–	2,548	1,198	(5,422)	–	(1,676)	–	(1,676)

	Consolidated total comprehensive income, net of tax	–	–	2,548	1,198	(5,422)	–	(1,676)	(18,718)	(20,394)

	As at Dec 31, 2012	43,750	55,842	2,243	32	(5,422)	(74,494)	(21,799)	(18,718)	3,233

Jan 1 to Dec 31, 2013	As at Jan 01, 2013	43,750	55,842	2,243	32	(5,422)	(93,212)	(40,517)	–	3,233
	Consolidated profit or loss for the period	–	–	–	–	–	–	–	(18,953)	(18,953)
	Other comprehensive income, net of tax	–	–	(20,680)	(33)	(1,095)	–	(21,808)	–	(21,808)

	Consolidated total comprehensive income, net of tax	–	–	(20,680)	(33)	(1,095)	–	(21,808)	(18,953)	(40,761)

	Changes to the capital reserves	–	(36,723)	–	–	–	–	(36,723)	–	(36,723)

	As at Dec 31, 2013	43,750	19,119	(18,437)	(1)	(6,517)	(93,212)	(99,048)	(18,953)	(74,251)

		USD Convenience Translation
		In USD k
Jan 1 to Dec 31, 2013	As at Jan 01, 2013	60,283	76,945	3,091	44	(7,471)	(128,437)	(55,828)	–	4,455

	Consolidated profit or loss for the period	–	–	–	–	–	–	–	(26,115)	(26,115)

	Other comprehensive income net of tax	–	–	(28,495)	(45)	(1,509)	–	(30,049)	–	(30,049)

	Consolidated total comprehensive income, net of tax	–	–	(28,495)	(45)	(1,509)	–	(30,049)	(26,115)	(56,164)

	Changes to the capital reserves	–	(50,601)	–	–	–	–	(50,601)	–	(50,601)

	As at Dec 31, 2013	60,283	26,344	(25,404)	(1)	(8,980)	(128,437)	(136,478)	(26,115)	(102,310)

Notes to the consolidated financial statements of Orion Engineered Carbons S.à r.l., Luxembourg, as at December 31, 2013 and 2012 and for the three years ended December 31, 2013 (Successor) and Evonik Carbon Black (Predecessor) for the period from January 1, 2011 to July 29, 2011

(1) Organization and principal activities

Orion Engineered Carbons S.à r.l. (formerly known as Kinove Luxembourg Holdings 2 S.à r.l., referred to as “Orion” or the “Company”) is entered in the commercial register of Luxembourg under no. B 160558; the Company’s registered office is in Luxembourg; its business address is 15, rue Edward Steichen, L-2540 Luxembourg.

Orion’s consolidated financial statements comprise Orion and its subsidiaries (the “Orion Group”, or the “Successor”). Orion was incorporated on April 13, 2011. The parent’s fiscal year is the same as that of the Orion Group, comprising the period from January 1 to December 31, 2013. The fiscal year is the calendar year. On July 29, 2011, Orion completed the acquisition of the Carbon Black business of the Evonik Industries Group (Evonik) (the “Acquisition”, see note (3)). For this purpose, Rhône investors (“Rhône Investors”) and Triton investors (“Triton Investors”) (collectively the “Principal Shareholders”) and a co-investor founded Kinove Luxembourg Holdings 1 S.à r.l. and other holding companies (including Orion). When referring to the Orion Group or Evonik Carbon Black equally, they are referred to herein as the “Group”.

Orion is a leading global manufacturer of carbon black products and is based in Luxembourg. Carbon black is a powdered form of carbon that is used to create the desired physical, electrical and optical qualities of various materials. Carbon black products are primarily used as consumables and additives for the production of polymers, printing inks and coatings (“Specialty Carbon Black” or “Specialties”) and in the reinforcement of rubber polymers (“Rubber Carbon Black” or “Rubber”).

Specialty Carbon Black are high-tech materials which are mainly used for polymers, printing systems and coatings applications. The various production processes result in a wide range of different Specialty Carbon Black pigment grades with respect to their primary particle size, structure and surface area/surface chemistry. These parameters affect jetness, tinting strength, undertone, dispersibility, oil absorption, electrical conductivity, etc.

The types of Rubber Carbon Black used in the rubber industry are manufactured according to strict specifications and quality standards. Here, structure and specific surface area are the key factors in optimizing reinforcement properties in rubber polymers.

As at December 31, 2013, Orion operates 13 production facilities in Europe, North and South America, South Korea and South Africa and three sales companies. Orion announced the plant closure in Portugal in December 2013. Another eleven holding companies also belong to the Orion Group.

Furthermore, in 2012, the Orion Group of consolidated subsidiaries changed due to the formation and initial consolidation of Orion Engineered Carbons Trading Co. Ltd, Shanghai, China (as at January 1, 2012).

Orion’s global presence enables it to supply Specialty Carbon Black customers as well as international customers in the tire and rubber industry with the full range of carbon black grades and particle sizes. Sales activities are supported by newly established sales and representative offices all around the globe. Integrated sales activities with key account managers and customer services are carried out in the US, Brazil, South Korea and Germany, as well as China beginning in 2012.

The Successor consolidated financial statements are prepared in Euros, the presentation currency of the Orion Group. Except where stated otherwise, all figures are presented in thousands of Euros (EUR k) for the sake of clarity. Due to rounding differences, figures in tables may differ slightly from the actual figures.

The Group’s financial statements were authorized for issue by management on July 11, 2014.

(2) Basis of preparation of the financial statements

(2.1) Compliance with IFRS

The Group’s financial statements are prepared in accordance with International Financial Reporting Standards (lFRS) as issued by the International Accounting Standards Board (IASB). All IFRSs, interpretations (IFRICs, SICs) originated by the IFRS Interpretations Committee (IFRS IC, formerly International Financial Reporting Interpretations Committee) applicable for financial years ending as at December 31, 2013 have been applied.

(2.2) Presentation of the financial statements

The accounting policies and the presentation of items in the Successor consolidated financial statements are applied consistently throughout the Group, including the Predecessor, unless specifically stated below.

In order to improve the clarity of presentation, individual items have been grouped together in the income statement, the statement of comprehensive income, the statement of financial position and the statement of changes in equity and are discussed separately in the notes to the financial statements.

The income statement has been prepared using the cost-of-sales method. Expenses are allocated by function. The statement of comprehensive income contains income after taxes as shown in the income statement and all other comprehensive income.

The statement of financial position presents assets and liabilities according to their maturity.

Assets and liabilities are classified as current when they are due to be realized or settled within twelve months after the reporting date.

The statement of changes in equity presents the changes in subscribed capital and reserves attributable to the owners of Orion Engineered Carbons S.à r.l. or Evonik Carbon Black and non-controlling interests for the reporting period. Transactions with shareholders acting as owners are also presented here.

The cash flow statement presents information about the Group’s cash flows. Cash flows from operating activities are determined using the indirect method whereas the cash flows from investing and financing activities are determined using the direct method.

(2.3) New accounting standards

First-time adoption of accounting standards

The IASB and the IFRSIC (formerly IFRIC) amended and newly issued various standards and interpretations which had to be applied for the first time in annual periods beginning on or after January 1, 2013.

The following relevant new and amended standards and interpretations were applied by the Orion Group in 2013 for the first time. The following standards were also applied for the Predecessor period to the extent that retrospective application was required:

•	IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

The amendments to IAS 1 introduce a grouping of items presented in OCI. Items that will be reclassified (‘recycled’) to profit or loss at a future point in time (e.g., net loss or gain on AFS financial assets) have to be presented separately from items that will not be reclassified (e.g., revaluation of land and buildings). The amendments affect presentation only and had no impact on the Group’s financial position or performance.

•	IAS 1 Clarification of the requirements for comparative information – Amendments to IAS 1

The amendments clarify the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. As additional comparative Predecessor information is presented Orion considered the respective amendment and provided the required additional disclosures.

•	IAS 27 Separate Financial Statements

As a consequence of IFRS 10 and IFRS 12 (see below), the regulations contained in IAS 27 are limited to the accounting for subsidiaries, jointly controlled entities and associates in IFRS separate financial statements. As Orion and the Predecessor do not prepare IFRS separate financial statements IAS 27 is not applicable.

•	IAS 28 Investments in Associates and Joint Ventures

IAS 28 has been renamed in IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The amendments had no impact on the Group’s financial position or performance.

•	IFRS 10 Consolidated Financial Statements

IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for Successor consolidated and Predecessor combined financial statements. It also replaces the guidance included in SIC-12 Consolidation – Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. Compared with the previous requirements IFRS 10 requires management to exercise significant judgment to determine which entities are controlled and, therefore, are required to be fully consolidated by a parent. The first time application of IFRS 10 had no impact on the Group’s financial position or performance.

•	IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 changes the guidance in relation to the classification of joint arrangements and removes the option to account for jointly controlled entities using proportionate consolidation. Instead, such entities must be accounted for using the equity method. IFRS 11 had no impact on the Group’s financial position or performance because the existing jointly controlled entity qualifies as joint venture in accordance with IFRS 11 and was already recognized using the equity method under IAS 31.

•	IFRS 12 Disclosure of Interests in Other Entities

The standard governs all disclosures in the area of group financial reporting and consolidates disclosures regarding subsidiaries which were governed by IAS 27 as well as disclosures for jointly controlled entities and associates (previously governed by IAS 31 and IAS 28, respectively) and for structured entities. Considering the objective of IFRS 12 the first time application of IFRS 12 had no impact on the disclosures of interests in other entities as no significant judgments and assumptions were needed to determine the entities to be included in the Successor consolidated financial statements, no material non-controlling interests or other restrictions exists and as the respective joint ventures are not material.

•	IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRSs for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRSs when fair value is required or permitted. The first time application of IFRS 13 had no impact on the Group’s financial position or performance. Additional disclosures where required, are provided in the individual notes relating to the assets and liabilities whose fair values were determined.

•	IAS 36 Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

The IASB has amended IAS 36 to require additional information about the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposal, consistently with the disclosure requirements for impaired assets in US GAAP. Moreover the amendments remove the requirement to disclose the recoverable amount of each cash-generating unit (group of units) for which the carrying amount of goodwill or intangible assets with indefinite useful lives allocated to that unit (group of units) is significant when compared to the entity’s total carrying amount of goodwill or intangible assets with indefinite useful lives. The standard is effective for fiscal years beginning on or after January  1, 2014 and has been early adopted.

Accounting standards issued but not yet effective

By the time the Group’s financial statements were published, the IASB had issued further accounting standards which were not yet effective in the current fiscal year. Any new accounting standards which are relevant for the Successor consolidated of the Group will be adopted when they become effective.

The following relevant pronouncements by the IASB and IFRSIC were not effective as at the reporting date on December 31, 2013 and were not applied by the Group:

•	IFRS 9 Financial instruments

IFRS 9 reflects the work completed by the IASB with respect to the replacement of IAS 39. Up to now, the IASB has issued new requirements with respect to classification and measurement of financial assets and financial liabilities as defined in IAS 39 and a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. Because the impairment phase has not been completed so far, no mandatory effective date has been set by the IASB.

The adoption of IFRS 9 will have an effect on the classification and measurement of the Group’s financial statements and potentially on the hedge accounting model used by the Group. When the final standard including the last phase is issued, Orion will analyze the overall effect in order to offer a comprehensive presentation.

•	IAS 32 Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These are effective for annual periods beginning on or after January 1, 2014. These amendments are not expected to be relevant to the Group.

•	IAS 39 Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments are effective for annual periods beginning on or after January 1, 2014. The Group has not novated its derivatives during the current period. However, these amendments would be considered for future novations.

•	IAS 19 Defined Benefit Plans: Employee Contributions (Amendments to IAS 19)

The narrow scope amendments apply to contributions from employees or third parties to defined benefit plans. The objective of the amendments is to simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. The amendments are effective from July 1, 2014. Orion does not expect a significant effect of these amendments on its financial statements.

•	IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified in the relevant legislation, occurs. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. Orion does not expect that IFIRC 21 will have a significant effect on its future financial statements.

•	IFRS 3 Accounting for contingent consideration in a business combination – Amendment to IFRS 3

These amendments clarify that contingent consideration in a business acquisition that is not classified as equity is subsequently measured at fair value through profit or loss whether or not it falls within the scope of IFRS 9 Financial Instruments. These are effective for annual periods beginning on or after January 1, 2014. These amendments are not expected to be relevant to the Group.

•	IAS 40 Interrelationship of IFRS 3 and IAS 40 – Amendment to IAS 40

These amendments clarify the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property. The description of ancillary services in IAS 40 differentiates between investment property and owner occupied property. IFRS 3 is used to determine if the transaction is the purchase of an asset or a business combination. These are effective for annual periods beginning on or after January 1, 2014. These amendments are not expected to be relevant to the Group.

•	IFRS 8 Operating Segments

As part of the annual improvement project, changes to IFRS 8 – Operating segments were made. These amendments require entities to disclose those factors that are used to identify the entity’s reportable segments when operating segments have been aggregated and to clarify that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should be disclosed, if that amount is regularly provided to the chief operating decision maker.

•	Improvements to IFRSs (2010-2012 and 2011-2013 cycles)

In December 2013, the IASB issued two cycles of Annual Improvements to IFRSs (cycles 2010-2012 and 2011-2013) that contain eleven changes to nine standards, primarily with a view to remove inconsistencies and clarifying wording. These changes are effective for accounting periods beginning on or after July 1, 2014. The adoption of these changes will result in changes to accounting policies, but will not have a significant effect on the Group’s financial statements.

(2.4) Basis of consolidation for the Successor

Principles of consolidation for the Successor

In addition to Orion, all subsidiaries which are indirectly or directly controlled by Orion are consolidated.

Entities are consolidated from the date the Orion Group obtains control which generally is the acquisition date and are deconsolidated when control is lost.

Control is achieved when the Orion Group is exposed, or has the right, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Orion Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of these three elements of control.

Scope of consolidation

See note (5) for the list of subsidiaries which are consolidated as part of the Orion Group.

Consolidation policies

The Successor consolidated financial statements are prepared in accordance with uniform accounting policies.

Income and expenses, intercompany profits and losses, and receivables and liabilities between consolidated subsidiaries are eliminated.

Changes in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

(2.5) Basis of combination of the Predecessor

Principles of combination of the Predecessor

The Predecessor combined financial statements consist of ten legal entities as at July 29, 2011 representing the substantial part of the former Carbon Black business of Evonik which were all under common control of Evonik. Intercompany transactions have been eliminated in the combination.

The Predecessor combined financial statements do not necessarily reflect the financial position and performance that would have been presented if the Predecessor had already existed as an independent group during the periods presented and if the transactions between the Predecessor and other Evonik group companies had been carried out between independent companies. Because Evonik Carbon Black was not an independent group in the past, the Predecessor combined financial statements are not necessarily indicative of the future development of the business.

Carve-out approach

The Predecessor combined financial statements have been prepared on a “carve-out” basis from Evonik’s consolidated financial statements using the historical results from operations, assets and liabilities attributable to them and include certain allocations of income, expenses, assets, and liabilities from Evonik. The Evonik Carbon Black business was generally managed as a single economic entity and did not have significant recurring inter-businesses relationships with Evonik, other than cash pooling/financing, certain corporate and administrative charges, and the utilization of Evonik’s sales functions.

Adjustments to reflect the retrospective application of IFRSs effective as at December 31, 2013 have been made where necessary.

Corporate center costs consisting primarily of corporate marketing, corporate human resources, environmental protection, health and safety, corporate law, corporate treasury and corporate accounting and were allocated using the historically applied sales-based key. Management considers that such allocation has been made on a reasonable basis, but is not necessarily indicative of the costs that would have been incurred if the Evonik Carbon Black was a stand-alone entity.

Costs for accounting, legal and tax services, information technology, procurement, communication and human resources are based on the amounts charged by Evonik’s shared service center. The services of the shared service center are governed by service contracts and management believes that the charges for these services are comparable to the rates charged by third-party providers.

Income taxes have been prepared under the assumption that the carve-out entities were separate tax-paying entities (i.e., in accordance with the separate tax return approach). The realizability of deferred tax assets for tax losses was determined based on the probability that taxable profits will be available from the Predecessor entities against which the unused tax losses can be utilized.

The Predecessor has historically participated in Evonik’s cash management and financing system. Accordingly, aside from cash and cash equivalent balances held directly with third party banks, the Predecessor’s legal entities participated directly in cash pooling arrangements and inter-company loan agreements. The resulting balances were recorded as related parties current receivables or current liabilities depending on the cash pooling or loan position. Other than these arrangements no parent-level debt at Evonik was directly attributable to the Predecessor and, accordingly, no parent-level debt or interest expense has been allocated to the Predecessor combined financial statements. Interest earned and interest payable on related party loans and cash pooling arrangements were historically settled through the cash pooling arrangement and based on market interest rates.

Due to the carve-out presentation of the Predecessor combined financial statements equity differs from the presentation as prescribed by IAS 1. Net assets attributable to the Predecessor contain the cumulative share capital, capital reserves and retained earnings of the Predecessor companies. The net assets attributable to the Predecessor also include undistributed profits as well as the components of other comprehensive income.

Scope of combination

As at July 29, 2011, the Predecessor combined financial statements included the following legal entities:

1)	Evonik Carbon Black GmbH (Orion Engineered Carbons GmbH, Germany)

2)	Evonik Carbon Black Brazil Ltda. (Orion Engineered Carbons Ltda., Brazil)

3)	Evonik Carbon Black Italia S.r.l. (Orion Engineered Carbons S.r.l., Italy)

4)	Evonik Carbon Black Korea Co. Ltd. (Orion Engineered Carbons Co. Ltd., Korea)

5)	Evonik Cofrablack S.A.S. (Orion Engineered Carbons S.A.S., France)

6)	Evonik Carbogal S.A. (Carbogal Engineered Carbons S.A., Portugal)

7)	Evonik Carbon Black Polska Sp. z o.o. (Orion Engineered Carbons Sp. z o.o., Poland)

8)	Evonik Norcarb A.B. Norcarb Engineered Carbons A.B., Sweden (Norcarb Engineered Carbons A.B., Sweden)

9)	Evonik Carbon Black, LLC (Orion Engineered Carbons LLC, USA)

10)	Algorax (Pty.) Ltd. (Orion Engineered Carbons Proprietary Limited, South Africa)

(2.6) Currency translation

Foreign currency transactions are measured at the exchange rate at the date of initial recognition. Any gains or losses resulting from the valuation of foreign currency monetary assets and liabilities using the currency exchange rates as at the reporting date are recognized in other operating income or other operating expenses. Currency exchange differences relating to financing activities are part of the financial result.

The functional currency method is used to translate the financial statements of foreign entities.

The assets and liabilities of foreign operations with functional currencies different from the presentation currency Euro are translated using closing rates as at the reporting date. Income and expense items are translated at average exchange rates for the respective period. The translation of equity is performed using historical exchange rates. The overall foreign currency impact from translating the statement of financial position and income statement of all the foreign entities is recognized in other comprehensive income.

The following exchange rates were used for currency translation:

EUR 1 equivalent to	Successor					Predecessor
	Annual average exchange rate			Closing rate as at Dec 31,		Average exchange rate till Jul 29,
	2013	2012	2011	2013	2012	2011
US Dollar (USD)	1.3300	1.2932	1.3951	1.3791	1.3194	1.4132
Pound Sterling (GBP)	0.8475	0.8137	0.8704	0.8337	0.8161	0.8749
Japanese Yen (JPY)	128.9069	103.2362	111.1150	144.7200	113.6100	114.5930
Swedish Krona (SEK)	8.6624	8.7015	9.0038	8.8591	8.5820	8.9450
Singapore Dollar (SGD)	1.6632	1.6136	1.7508	1.7414	1.6111	1.7632
South African Rand (ZAR)	12.8713	10.5725	10.0450	14.5660	11.1727	9.6418
Polish Zloty (PLN)	4.2027	4.1900	4.1254	4.1543	4.0740	3.9709
Brazilian Real (BRL)	2.8791	2.5220	2.3287	3.2576	2.7036	2.2798
South Korean Won (KRW)	1,452.3915	1,451.9015	1,542.2600	1,450.9300	1,406.2300	1,541.6500
Chinese Renminbi (CNY)	8.1769	8.1461	9.0141	8.3491	8.2207	9.2166

As supplementary information, a convenience translation is provided for the year ended December 31, 2013. These translations were calculated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York, which as at December 31, 2013 was EUR 1.00 = USD 1.3779.

(2.7) Significant accounting policies

Amounts in the financial statements are measured at amortized/depreciated historical cost, except for derivatives and certain primary financial instruments which are measured at fair value in accordance with the relevant standards, as described below. The accounting policies apply to both the Successor and the Predecessor.

Revenue and expense recognition

(a) Revenue and income recognition and related accounts receivable

Revenue from the sale of goods and services generated through ordinary activities and other income are recognized as follows:

The Group mainly generates sales by selling carbon black to industrial customers for further processing. Revenue recognition is governed by the following principles. The amount of revenue is contractually specified between the parties and is measured at the fair value of the consideration received or to be received less value-added tax and any trade discounts and volume rebates granted.

Revenue is only recognized if the amount of revenue and the related costs incurred or to be incurred can be measured reliably and sufficiently probable that the economic benefits will flow to the Group. If these conditions are satisfied, revenue from the sale of goods is recognized when ownership and the associated risks from the sale have been transferred to the buyer. Warranty provisions are recognized for general selling risks on the basis of historical values.

With respect to the sale of goods, sales are recognized at the time that ownership and the associated risks transfer to the customer. The timing of the transfer of risks and rewards varies depending on the individual terms of the sales agreement. For sales of Rubber Carbon black and Specialty Carbon Black products, usually transfer occurs when the product is received at the customer’s warehouse, however, for some international shipments transfer occurs on loading the goods onto the relevant carrier at the port. For such products the customer has no right of return.

Interest income is recognized pro rata temporis using the effective interest method.

(b) Expense recognition

Expenses are recognized in the period in which they are incurred.

Interest expenses are recognized using the effective interest method.

Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at fair value of the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in other operating expenses.

The assets and liabilities (net assets) of the acquiree are recognized at fair value. Any shares in an acquiree held before control is transferred must be revalued and any resulting changes in value recognized in the income statement under other operating income or expenses.

Any excess of the consideration transferred, non-controlling interest and the fair value of pre-existing interest in the acquiree over the fair value of the assets and liabilities of the acquiree is recognized as goodwill. After reviewing the fair values of net assets, any negative differences are recognized in the income statement.

Goodwill and intangible assets

Intangible assets acquired separately are recognized initially at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition.

Intangible assets with finite useful lives are amortized and, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, tested for impairment, see note (2.7) under “Impairment test”. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment at least once a year. The useful lives of intangible assets are also re-assessed once a year.

(a) Goodwill

Goodwill does not have a finite useful life and is tested for impairment at least once a year.

(b) Franchises, industrial property rights and licenses (including capitalized development costs)

Franchises, industrial property rights and licenses are amortized straight line over a useful life of 3 to 15 years.

Customer relationships acquired in the business combination in 2011 are amortized over their useful life. The useful life is estimated on the basis of contractual arrangements and historical values and is approximately eight years. The amortization amount is based on the economic life and the probability of continuing the customer relationship in the form of a churn rate.

Property, plant and equipment

Property, plant and equipment is carried at historical acquisition or production cost less accumulated depreciation. If events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, an impairment test is conducted as outlined in this section under “Impairment test”.

The cost of acquisition includes the purchase price and any costs directly attributable bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended. The cost of self-constructed assets within the Group comprises the direct cost of materials and labor, plus the applicable proportion of material and manufacturing overheads, including depreciation. Costs relating to obligations to dismantle or remove non-current assets at the end of their useful life are capitalized as acquisition or production costs at the time of acquisition or production.

The expected remaining useful lives are impacted based upon the point at which an asset is acquired. In certain cases, including upon the Acquisition, assets acquired were nearing the end of their useful life, resulting in a shorter period by comparison to those properties acquired new. There is no significant difference in the types of assets that have shorter useful lives (for example 5 years for a building or 3 years for plant and machinery) as compared to the entire asset class. The assets’ residual values and useful lives are reviewed and adjusted if appropriate, at the end of each reporting period.

Property, plant and equipment are depreciated using the straight-line method over the expected remaining useful life of the assets in years:

In years
Buildings	5-50
Plant and machinery	3-25
Furniture, fixtures and office equipment	3-25

For further information on the expected remaining useful life of the existing assets as at December 31, 2013 see note (8.2).

Expenses for overhauls and major servicing (major repairs) are generally capitalized if it is probable that they will result in future economic benefits from an existing asset. They are then depreciated over the period until the next expected major repair date. Routine repairs and other maintenance work are expensed in the period in which they are incurred.

If major components of an asset have different useful lives, they are recognized and depreciated separately.

Gains and losses from the disposal of property, plant and equipment are calculated as the difference between the net proceeds of sale and the carrying amount and recognized in other operating income or other operating expenses.

Impairment test

Impairment of property, plant and equipment and other intangible assets with finite useful lives

The Group assesses property, plant and equipment and other intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or cash generating units (CGU) may not be recoverable. If assets or CGU are determined to be impaired, the carrying amount of these assets or CGUs is written down to their recoverable amount, which is the higher of fair value less costs to sell and value in use determined as the amount of estimated discounted future cash flows. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. For this purpose, assets are grouped based on separately identifiable and largely independent cash flows (CGU).

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset or CGU does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

Impairment of goodwill

Goodwill is not amortized, but instead tested for impairment annually as at September 30, as well as whenever there are events or changes in circumstances (“triggering events”) which suggests that the carrying amount may not be recoverable. Goodwill is carried at cost less accumulated impairment losses.

CGUs may be combined into a group of CGUs when they have similar economic characteristics. For the purpose of testing goodwill for impairment, goodwill is allocated pursuant to IAS 36 to the CGU or group of CGUs that represents the lowest level within the entity at which the goodwill is monitored by management and is not larger than an operating segment within the meaning of IFRS 8. At the date of the annual impairment test Orion had two groups of CGUs to which the goodwill was allocated. Goodwill impairment test was performed at the level of the two groups of CGUs, “Rubber” and “Specialties” representing the two operating segments. These two groups were defined as Orion has the possibility to switch capacities as well as products between its various locations.

If the carrying amount of one of the cash generating unit exceeds its recoverable amount, an impairment loss on goodwill is recognized accordingly. The recoverable amount is the higher of the CGU’s fair value less cost to sell and its value in use. Impairment losses on goodwill are not reversed in future periods if the recoverable amount exceeds the carrying amount.

Value in use is determined by calculating the future cash flows to be derived from the continuing use of the operating assets of the cash-generating unit using the DCF (discounted cash flow) method. The DCF method is applied by firstly calculating the free cash flows to be derived from the relevant cash-generating unit and then discounting them as at the reporting date using a risk-adequate discount rate.

The discount rate is based on the specific circumstances of the Group and its operating segments and is derived from its weighted average cost of capital (WACC). The WACC takes into account both debt and equity.

The cost of equity is derived from the expected return on investment by the Group’s investors, which is derived from a peer group. The cost of debt is based on standard market borrowing rates for peer group companies. Segment-specific risk is incorporated by applying individual beta factors which are then consolidated to get one WACC. The beta factors are determined annually based on publicly available market data.

For the period of the Predecessor combined financial statements, the impairment test was performed as at July 29, 2011. For the purpose of the impairment test calculation, management derived the recoverable amount of the two CGUs from the fair value measurement performed for the business combination in course of the acquisition of the Predecessor by Orion from Evonik which management believes is an observable market price. Thus the recoverable amount represents the fair value less cost to sell for the CGUs.

Investments in joint ventures

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Investments in joint ventures are accounted for using the equity method.

Under the equity method, the investment in a joint venture is initially recognized at cost. Cost includes all directly attributable acquisition-related costs. The concepts underlying the procedures in accounting for the acquisition of a subsidiary are also adopted in accounting for the acquisition of an investment in a joint venture. Goodwill relating to the joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the joint venture since the acquisition date. Distributions received from the investee reduce the carrying amount of the investment.

The Successor consolidated and Predecessor combined income statement reflects the Group’s share of the results of operations of the joint venture. Any change in Other Comprehensive Income (OCI) of those investees is presented as part of OCI. In addition, when there has been a change recognized directly in the equity of the joint venture, the Group recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the joint venture are eliminated to the extent of the interest in the joint venture.

The financial statements of the joint venture are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on the investment in its joint venture. At each reporting date, the Group determines whether there is objective evidence that the investment in the joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value then recognizes the loss in the Successor consolidated or Predecessor combined income statement.

Inventories

The cost of inventories (raw materials, consumables and supplies, and merchandise) which have a similar nature or use is assigned by using the weighted average cost method. The cost of work in process and finished goods comprises the cost of raw materials, consumables and supplies (direct materials costs), direct personnel expenses (direct production costs), other direct costs and overheads attributable to production (based on normal operating capacity).

Inventory is reviewed for both potential obsolescence and potential loss of value periodically. In this review, assumptions are made about the future demand for and market value of the inventory and based on these assumptions the amount of any obsolete, unmarketable or slow moving inventory is estimated.

Emission rights

Emission rights acquired as part of the business combination in 2011 have been measured at their acquisition date’s fair value. Fair value was determined on the basis of the prices quoted on the European Energy Exchange (EEX).

Return obligations are determined on actual consumption and measured accordingly.

Both, the emission rights and the return obligations are subject to revaluation at each balance sheet date applying the actual price quotes of EEX.

Allocations of new emission rights by the emission trading authorities are recognized at cost with a value of EUR nil. The order of consumption is determined by using the first-in, first-out formula.

Other government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

For the period of the Predecessor combined financial statements, there were no purchased emission rights, but the Predecessor owned emission rights granted by the European government agencies. Analogously to IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, a token amount of 1 EUR is recognized for emissions rights allocated free of charge. Provisions are recognized for the fair value of any shortfall in emission rights compared to the emission rights granted and received from the government. If the level of emission rights received exceeds the expected requirements, a contingent asset is disclosed where significant.

As at May 25, 2011 emission rights were transferred from Evonik Degussa GmbH and contributed as a payment in kind into the Predecessor’s equity measured at fair value. Fair value has been determined on the basis of the prices quoted on the EEX.

Cash and cash equivalents

Cash and cash equivalents comprise bank balances, checks and cash on hand.

Pension provisions

Pension provisions are measured in accordance with the projected unit credit method prescribed in IAS 19 Employee Benefits for defined benefit plans. This method takes into account the pensions known and expectancies earned by the employees as at the reporting date as well as the increases in salaries and pensions to be expected in the future.

The provisions for the German entities are measured on the basis of the biometric data in the 2005G mortality tables by Klaus Heubeck. Pension obligations outside Germany are determined in accordance with actuarial parameters applicable to such plans.

Actuarial gains and losses arise from the difference between the previously expected and the actual obligation parameters at year-end.

Actuarial gains and losses, net of tax, for the defined benefit plan are recognized in full in the period in which they occur in other comprehensive income. Such actuarial gains and losses are also immediately recognized in retained earnings and are not reclassified to profit or loss in subsequent periods.

The discount rate applied is determined based on a yield curve considering interest rates of corporate bonds with at least AA rating in the currencies consistent with the currencies of the post-employment obligation (e.g. iBoxx € Corporates AA sub-indices) as set by an internationally acknowledged actuarial agency. The interest rate is extrapolated as needed along the yield curve to meet the expected term of our obligation. Assumptions are reviewed each reporting period.

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. Changes in the net defined benefit obligation from service costs comprising current service costs, past-service costs, gains and losses on curtailments are recorded in ‘cost of sales’, ‘administration expenses’ or ‘selling and distribution expenses’ and the net interest expense or income is recorded in finance costs and finance income.

Defined contribution obligations result in an expense in the period in which payment is made and arise from commitments and state pension schemes (statutory pension insurance).

Restructuring provisions

Restructuring provisions are recognized only when the recognition criteria for provisions are fulfilled. A constructive obligation exists when the main features if a detailed formal plan, that identifies the business or part of the business concerned, the location and number of employees affected a detailed estimate of the associated costs and an appropriate timeline, has been communicated to the employees affected.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Other provisions

Provisions are liabilities of uncertain timing or amount. They are recognized if a present obligation (legal or constructive) exists toward a third party as a result of a past event which will probably result in a future outflow of resources. The probable amount of the obligation must be reliably measurable.

If there are a number of similar obligations, the probability that there will be an outflow of economic benefits is determined by considering the class of obligations as a whole.

Provisions are recognized at their settlement value, which represents the best estimate of the expected outflow of economic benefits, and take future cost increases into account. Non-current provisions are discounted. Current provisions and current portions of non-current provisions are not discounted. Provisions are subsequently adjusted to reflect new findings.

The Group uses the block model to account for obligations from other long-term employee benefits regarding part-time early retirement agreements. After signing a part-time early retirement agreement, the employee’s original remaining time at the Group is divided into two blocks: During the first block the employee works fulltime. After completing the first block, the employee retires early which reflects the second block. The employee receives half of their salary for the duration of the part-time early retirement agreement as well as top-up amounts determined in the agreement. The top-up amounts are accumulated pro-rata over the first block of part-time early retirement. The early retirement scheme is considered a long-term employee benefit that is measured using the projected unit method and past service costs are considered in determining the respective obligation.

Deferred taxes and current income taxes

Current income tax receivables and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. They are calculated based on the tax rates and tax laws that are enacted or substantively enacted by the reporting date.

Deferred taxes are determined using the liability method in accordance with IAS 12 Income Taxes on temporary differences between the carrying amounts of assets and liabilities in the statement of financial position and their tax bases including differences arising as a result of consolidation as well as on loss and interest carryforwards and tax credits. They are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are initially recognized only to the extent that sufficient taxable profit will be available in the future to allow the benefit of part or all of the deferred tax assets to be utilized and their carrying amounts are subsequently reviewed at the end of each reporting period and reduced to the extent that the utilization is no longer probable. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that the utilization has become probable.

Income taxes relating to items recognized directly in equity are recognized in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability when they relate to income taxes levied by the same taxation authority.

Deferred tax assets and liabilities are recognized for all taxable temporary differences, except when the deferred tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Financial instruments

A financial instrument is any contractual right or obligation that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. They are recognized in the statement of financial position under financial assets or liabilities and trade receivables or payables.

When recognized initially, financial instruments are measured at fair value. In the case of financial instruments not measured subsequently at fair value through profit or loss, transaction costs that are directly attributable to their acquisition are also included.

Subsequent measurement depends on the classification of the financial instruments; non-current financial assets not measured at fair value are recognized at amortized cost using the effective interest method. The effective interest rate includes all attributable charges that represent interest.

A distinction is made between primary and derivative financial instruments.

(a) Primary financial instruments

Within the Group, primary financial assets are classified as “loans and receivables” and “available for sale”.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate (EIR) method, less impairment if applicable and indicated. Financial assets are derecognized if the contractual rights to receive payments have expired or have been transferred and the Group has substantially transferred all risks and rewards incidental to ownership.

Available-for-sale (AFS) financial investments include equity investments and debt securities. Equity investments classified as AFS are those that are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions.

In the Group, there were no instances in which financial assets were sold with securitization or repurchase agreements and would therefore have to be accounted for in full or part as a continuing involvement.

Primary financial liabilities are classified as “at amortized cost”. Financial liabilities are derecognized when they have been settled, i.e., when the obligations have been fulfilled, canceled or have expired.

The categories used are presented below:

“Loans and receivables” mainly comprise trade receivables and loans. Such assets are measured initially at fair value and subsequently at amortized cost using the effective interest method. If there is any objective evidence (triggering event) that the settlement values due will not be fully collectible under the normal course of business an impairment loss is charged. The amount of the impairment loss is based on historical values and is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows calculated using the effective interest rate.

Impairment losses are recognized in the income statement. If the cause of the impairment loss no longer exists, the impairment loss is reversed through profit or loss to a maximum of the asset’s amortized cost.

The “available-for-sale” category comprises equity instruments as well as other securities and is initially recognized at fair value. Subsequent changes in fair value are recognized in other comprehensive income, taking into account deferred taxes. If the fair value of such assets is not available or if it cannot be reliably determined, as in the case of certain unquoted equity instruments, the assets are measured at amortized cost.

At each reporting date, the Group assesses whether there is any objective evidence that a financial asset is impaired. Any significant or prolonged decrease in fair value below the carrying amount is regarded as objective evidence of impairment. In such cases the losses recognized in other comprehensive income are reclassified from other comprehensive income to profit or loss. If the cause of the impairment loss no longer exists, reversals of impairment losses relating to equity instruments are recognized in other comprehensive income. Only in the case of debt instruments reversals of impairment losses are recognized in profit or loss up to the amount of the original impairment loss. No reversals of impairment losses are charged on equity investments whose fair value cannot be reliably determined.

Trade payables and loans are assigned to the “liabilities at amortized cost” category. Liabilities are measured at amortized cost in accordance with the effective interest method.

Non-current financial instruments which do not bear interest at market rates are initially measured at fair value. Fair value is determined by discounting the expected cash flows as at acquisition date using the effective interest rate (present value).

(b) Derivative financial instruments

Derivative financial instruments (derivatives) are used to hedge exchange rate and commodity price risks. Hedging instruments in the form of forward exchange contracts and commodity futures contracts are accounted for, and are recognized initially as at the trade date. If there is no quoted price in an active market for a derivative, its fair value is determined using financial valuation models. Forward exchange contracts are valued using the forward exchange rate on the reporting date. The fair values of commodity derivatives are determined on the basis of the expected discounted cash flows from the instrument. The expected cash flows are calculated by applying the respective forward rates to the contractually specified payments.

Derivative financial instruments not qualifying as hedging instruments are recognized at fair value through profit or loss and are classified as held for trading.

(c) Hedge accounting

Within the Group, all hedging relationships are cash flow hedges. The purpose of cash flow hedges is to hedge the exposure to variability in future cash flows from a recognized asset or liability or a highly probable forecast transaction. A hedging relationship must meet certain criteria to qualify for hedge accounting. Detailed documentation of the hedging relationship and proof of the expected and actual effectiveness of the hedge (between 80% and 125%) are required. Hedge accounting must be discontinued when these conditions are no longer met. In the case of cash flow hedges, hedge accounting must also be discontinued when the forecast transaction is no longer probable, in which case any amount that has been recognized in other comprehensive income is reclassified from equity to profit or loss.

Changes in the fair value of the effective portion of hedging instruments are recognized in other comprehensive income. The ineffective portion of the changes in fair value is recognized in the income statement. Amounts recognized in other comprehensive income are reclassified to the income statement as soon as the hedged item is recognized in the income statement.

When the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

Fair value measurement

The Group measures financial instruments, such as, derivatives, at fair value at each balance sheet date. Also, fair values of financial instruments measured at amortized cost are disclosed. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Leases

A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time. The Group mainly acts as a lessee in operating leases.

Operating leases are all leases that do not qualify as finance leases (leases where, in accordance with the contractual terms, the lessee substantially bears all the risks and rewards of ownership of the asset).

Any resulting income and expenses are recognized in the income statement in the period in which they arise.

Share-based payments

The Group operates an equity-settled share-based payment plan, under which certain members of the administrative board, corporate management and senior management have the right to acquire shares of an investment company domiciled in Luxembourg which holds 11% of the shares in Orion Engineered Carbons S.à r.l.

The total amount to be expensed for this equity-settled share based payment program is determined by reference to the grant date fair value of the share-based payment award made. For share awards, the Company analyzes whether the price paid by a participant is lower than the estimated market price of the underlying shares at the grant date. If this is the case, the difference between the estimated market value of the shares and the purchase price results in a fair value to be reported as a share-based payment expense.

Such fair value is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the number of shares that will eventually vest, with a corresponding credit to equity. For awards with graded-vesting features, each installment of the award is treated as a separate grant. This means that each installment is separately expensed over the related vesting period.

Contingent liabilities and other financial obligations

Other than those recognized as part of a business combination, contingent liabilities include

(a)	possible obligations that arise from past events and which existence will be confirmed only by the occurence or non-occurence of one or more uncertain future events (i.e., financial guarantees) and

(b)	present obligations that arise from past events but are not recognized because (i) it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or (ii) the amount of the obligation cannot be measured with sufficient reliability.

Contingent liabilities are not recognized in the financial position but will be disclosed, unless the possibility of an outflow of resources embodying economic benefits is remote.

Other financial obligations include off-balance sheet obligations where there is a contractual commitment to pay at a fixed time, including future minimum lease payments for assets under finance lease agreements under IAS 17 and contractual purchase commitments under long-term supply agreements for raw materials under IAS 39. Those financial obligations are based on the future financial commitments included in the respective agreements.

(3) Business combination

On April 16, 2011, Kinove German Bidco GmbH (subsequently renamed to Orion Engineered Carbons GmbH), a 100% subsidiary of Orion Engineered Carbons BondCo GmbH, which is an indirect wholly-owned subsidiary of Orion Engineered Carbons S.à r.l., concluded a primary acquisition agreement with Evonik Degussa GmbH for the acquisition of the Evonik Industries AG Group’s Carbon Black business. On July 29, 2011, the acquisition was completed and Kinove German Bidco GmbH gained full control over the Evonik Carbon Black business. Kinove German Bidco GmbH acquired directly Orion Engineered Carbons GmbH as well as indirectly all related foreign subsidiaries through its 100% subsidiary Orion Engineered Carbons International GmbH.

The fair values of the identifiable assets and liabilities of the Orion Group on the acquisition date were as follows:

Fair value	In EUR k
Assets
Other intangible assets	145,875
Property, plant and equipment	324,935
Investments accounted for using the equity method	4,173
Trade receivables	5,816
Other non-current financial assets	2,679
Other non-current assets	316
Deferred tax assets	14,697

Non-current assets	498,491

Inventories	213,515
Trade receivables	244,847
Emission rights	20,386
Other current financial assets	2,876
Other current assets	42,281
Current income tax receivables	919
Cash and cash equivalents	39,390

Current assets	564,214

Total assets	1,062,705

Liabilities
Pension provisions	24,594
Other provisions	29,561
Other non-current financial liabilities	66
Non-current income tax liabilities	18,949
Deferred tax liabilities	48,955

Non-current liabilities	122,125

Other provisions	18,847
Trade payables	122,185
Other current financial liabilities	23,014
Current income tax liabilities	5,062
Other current liabilities	14,748

Current liabilities	183,856

Total liabilities	305,981

Total acquired net assets	756,724
Goodwill from the acquisition	48,512

Intangible assets mainly comprise customer relationships with a fair value of EUR 63,800k, EUR 57,720k (90.5%) of which are in Germany. Other customer relationships were identified in the US, South Korea, Brazil and South Africa. In Germany, unpatented production technologies were also recognized at EUR 39,700k, trademarks at EUR 17,200k, patents at EUR 11,900k, a non-compete agreement at EUR 6,670k and research and development projects at EUR 4,300k.

Goodwill was recognized as a result of the acquisition as follows:

In EUR k
Total consideration transferred	805,236
Fair value of identifiable assets	756,724
Goodwill	48,512

The goodwill is primarily attributable to the qualifications and technical skills of Orion’s employees. Recognized goodwill is not deductible from income taxes. Goodwill was allocated to each of the groups of cash generating units “Rubber” and “Specialties”. Goodwill of EUR 27,547k and EUR 20,965k were allocated to the “Rubber” and “Specialties” groups of CGUs.

Total consideration transferred was as follows:

In EUR k
Purchase price paid to Evonik	585,319
Acquisition of a non-controlling interest in Orion Engineered Carbons Proprietary Limited South Africa, Port Elizabeth, South Africa	2,644
Redemption of clearing account liabilities to the former group	138,860
Redemption of shareholder loans to the former shareholders	78,413
Total	805,236

Transaction costs and taxes incurred as a result of the acquisition in the amount of EUR 38,953k were recorded in other operating expenses.

(4) Assumptions, the use of judgment and accounting estimates

The preparation of the consolidated and combined financial statements requires management to make estimates and assumptions about the future.

The use of judgment and estimates will not always correspond to subsequent circumstances.

Estimates will be adjusted, with any changes being recognized in profit and loss, as and when better knowledge is available. The assumptions and estimates entailing a significant risk of an adjustment of carrying amounts of assets and liabilities during the next fiscal year are presented below.

In addition to the carve-out assumptions which impact the presentation of the Predecessor combined financial statements, the estimates and assumptions that constitute a significant risk that the carrying amounts of assets and liabilities may have to be adjusted within the next fiscal year are discussed below.

(a) Impairment of goodwill

Goodwill is tested for impairment annually as at September 30 and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash generating unit to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. To determine the recoverable amount it is inherent to make assumptions and judgments of future developments. For further details, see note “(8.1) Goodwill and other intangible assets”.

(b) Recognition and impairment of deferred tax assets

Deferred tax assets may only be recognized if it is probable that sufficient taxable income will be available in the future. If these expectations are not met, a write-down would have to be recognized in income for the deferred tax assets. For further details, see note “(8.12) Deferred and current taxes”.

(c) Measurement of pension provisions

Pension provisions are measured applying assumptions about discount rates, expected future pension increases and mortality tables. These assumptions may differ from the actual data due to a change in economic conditions or markets. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation and its long-term nature, a defined benefit obligation is sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date by obtaining actuarial reports for all material obligations.

In determining the appropriate discount rate, management considers the interest rates of corporate bonds in the respective currency with at least AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The underlying bonds are further reviewed for quality. Those having excessive credit spreads are removed from the population of bonds on which the discount rate is based, on the basis that they do not represent high quality bonds.

The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country.

Further details about the assumptions used, including those used for the sensitivity analysis, are given in note (8.9).

(d) Measurement of other provisions

Other provisions, especially provisions for restoration and environmental protection, litigation risks and restructuring are naturally exposed to significant forecasting uncertainties regarding the level and timing of the obligation. Orion has to make assumptions about the probability of occurrence of an obligation or future trends, such as value of the costs, on the basis of experience. Non-current provisions in particular are exposed to forecasting uncertainties. In addition, the level of non-current provisions depends to a large extent on the selection and development of the market-oriented discount rate see also note “(8.10) Other provisions”.

(5) List of shareholdings

The following entities are included in the Successor consolidated financial statements as subsidiaries or joint ventures at December 31, 2013.

Successor
As at Dec 31, 2013
Shareholding
Controlled entities
Orion Engineered Carbons S.à r.l., Luxembourg
Kinove Luxembourg Holdings 3 S.à r.l., Luxembourg	100%
Orion Engineered Carbons Holdings GmbH, Frankfurt am Main, Germany	100%
Orion Engineered Carbons Bondco GmbH, Frankfurt am Main, Germany	100%
Orion Engineered Carbons International GmbH, Frankfurt am Main, Germany	100%
Kinove Italian Bidco S.r. l., Ravenna, Italy	100%
Orion Engineered Carbons France Holdco SAS, Paris, France	100%
Blackstar Engineered Carbons Portugal Holdco, Unipessoal, Lda., Sines, Portugal	100%
Orion Engineered Carbons USA Holdco, LLC, Kingwood, USA	100%
Orion Engineered Carbons Korea Holdco Co., Ltd., Bupyeong-gu, South Korea	100%
Norcarb Engineered Carbons Sweden HoldCo AB, Malmö, Sweden	100%
Orion Engineered Carbons S.r.l. Italy, Ravenna, Italy	100%
Orion Engineered Carbons S.A.S. France, Ambès, France	100%
Carbogal Engineered Carbons S.A. Portugal, Sines, Portugal	100%
Orion Engineered Carbons LLC USA, Kingwood, USA	100%
Orion Engineered Carbons Co. Ltd. Korea, Bupyeong-gu, South Korea	100%
Orion Engineered Carbons sp. z o.o. Poland, Jaslo, Poland	100%
Norcarb Engineered Carbons AB Sweden, Malmö, Sweden	100%
Orion Engineered Carbons Ltda. Brazil, São Paulo, Brazil	100%
Orion Engineered Carbons Proprietary Limited South Africa, Port Elizabeth, South Africa	100%
Orion Engineered Carbons GmbH, Frankfurt am Main, Germany	100%
Orion Engineered Carbons KK Japan, Tokyo, Japan (since November 1, 2011)	100%
Orion Engineered Carbons Pte. Ltd., Singapore, Singapore (since November 1, 2011)	100%
Orion Engineered Carbons Trading Co. Ltd., Shanghai, China (since January 1, 2012)	100%
CB International Services Company GmbH, Frankfurt, Germany (formerly Carbon Black HoldCo GmbH, Essen, Germany)	100%
Carbon Black OpCo GmbH, Essen, Germany	100%
Joint ventures
Kommanditgesellschaft Deutsche Gasrusswerke GmbH & Co., Dortmund, Germany	54%
Deutsche Gasrusswerke Gesellschaft mit beschränkter Haftung, Dortmund, Germany	50%

Although Orion holds 54% of shares as at December 31, 2013 and 2012 in Kommanditgesellschaft Deutsche Gasrusswerke G.m.b.H. & Co., Dortmund, Germany (DGW KG), the terms and conditions of the articles of association and other bylaws impede that Orion controls the company. Therefore DGW KG is recognized as a joint venture applying the equity method.

(6) Operating segments

The Group’s business is organized by product for corporate management purposes and has the following two reportable operating segments: “Rubber” and “Specialties”.

The executive management committee, which is composed of the CEO, CFO and certain other senior management members is the chief operating decision maker in accordance with IFRS 8.7. The executive management committee monitors the operating segments’ results separately in order to facilitate decisions regarding the allocation of resources and determine the segments’ performance. The performance of the segments is assessed by reference to adjusted EBITDA as defined in the financing arrangement relating to the acquisition of shares (see below) and evaluated in accordance with the profit or loss. Group financing (including finance costs and finance income), non-recurring expenses and income, and income taxes are managed on a group basis and are not allocated to operating segments. The executive management committee does not review reportable segment asset or liability information for purposes of assessing performance or allocating resources.

Other adjustments are not allocated to the individual segments as the underlying financial instruments are managed on a group basis.

Segment reconciliation for the year ended 2013:

	USD Convenience Translation			Successor
	Period ended Dec 31,			Period ended Dec 31,
	2013			2013
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
	In USD k			In EUR k
Revenue	1,308,113	537,749	1,845,862	949,353	390,267	1,339,620
Cost of sales	(1,106,867)	(368,612)	(1,475,479)	(803,300)	(267,517)	(1,070,817)
Gross profit	201,246	169,137	370,383	146,053	122,750	268,803
Adjusted EBITDA	128,305	134,965	263,270	93,116	97,950	191,066
Adjusted EBITDA Margin	9.8%	25.1%	14.3%	9.8%	25.1%	14.3%
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	(66,733)	(38,070)	(104,803)	(48,431)	(27,629)	(76,060)
Share of profit of joint venture (note (7.5))	(503)	–	(503)	(365)	–	(365)
Other adjustments and corporate center charges			(42,478)			(30,828)
EBIT			115,486			83,813

Segment reconciliation for the years ended 2012 and 2011:

	Successor
	Period ended Dec 31,			Period ended Dec 31,
	2012			2011
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
	In EUR k			In EUR k
Revenue	997,464	400,067	1,397,531	407,028	138,048	545,076
Cost of sales	(841,515)	(274,459)	(1,115,974)	(356,728)	(98,412)	(455,140)
Gross profit	155,949	125,608	281,557	50,300	39,636	89,936
Adjusted EBITDA	98,622	89,353	187,975	31,648	26,164	57,812
Adjusted EBITDA Margin	9.9%	22.3%	13.5%	7.8%	19.0%	10.6%
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	(38,423)	(20,853)	(59,276)	(16,357)	(7,059)	(23,416)
Share of profit of joint venture (note (7.5))	(448)	–	(448)	(174)	–	(174)
Other adjustments and corporate center charges			(40,583)			(50,263)
EBIT			87,668			(16,041)

Segment reconciliation for the period from January 1, 2011 to July 29, 2011:

	Predecessor
	Period ended Jul 29,
	2011
	Rubber	Specialties	Total segments
	In EUR k
Revenue	543,694	236,923	780,617
Cost of sales	(469,548)	(141,978)	(611,526)
Gross profit	74,146	94,945	169,091
Adjusted EBITDA	42,682	68,981	111,663
Adjusted EBITDA Margin	7.9%	29.1%	14.3%
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	–	–	(22,435)
Share of profit of joint venture (note (7.5))	(497)	–	(497)
Other adjustments and corporate center charges			107,233
EBIT			195,964

Definition of “adjusted EBITDA”

“EBIT” (operating result) is defined as profit or loss for the period before income taxes and finance income and finance costs. “EBITDA” is defined as EBIT before depreciation, amortization and impairment losses. For management reporting purposes and as defined in the indenture agreement governing our senior secured notes, “adjusted EBITDA” is defined as EBITDA adjusted for non-recurring income and expenses and profit or loss from joint ventures. Non-recurring income and expenses are effects which result from items which management considers to be one-off or non operating. “Adjusted EBITDA” is the management’s measure of the segment result.

Adjusted EBITDA is based on sales volume of 968.3kt (Rubber: 777.7kt/Specialties: 190.6kt), 949.6kt (Rubber: 764.4kt/Specialties: 185.2kt) for the year ended December 31, 2013, 2012 and 1,053.5kt (Rubber: 869.6kt/Specialties 183.9kt) for the year ended December 31, 2011 of which 417.9kt (Rubber: 348.9kt/Specialties: 69.0kt) are associated to the period from July 30, 2011 to December 31, 2011.

Adjusted EBITDA is reconciled to profit or loss as follows:

	USD Convenience Translation	Successor			Predecessor
	Period ended Dec 31,	Period ended Dec 31,			Period ended Jul 29,
Reconciliation of profit or loss	2013	2013	2012	2011	2011
	In USD k	In EUR k			In EUR k
Adjusted EBITDA	263,270	191,066	187,975	57,812	111,663
Share of profit of joint venture (note (7.5))	(503)	(365)	(448)	(174)	(497)
Acquisition and related expenses(1)	–	–	(1,555)	(40,514)	–
Restructuring expenses(2)	(20,870)	(15,146)	(20,365)	(1,000)	–
Consulting fees related to Group strategy(3)	(17,202)	(12,484)	(12,554)	(5,088)	–
Expenses related to capitalized emission rights(4)	(3,728)	(2,706)	(4,296)	(9,083)	(1,030)
Other non-operating(5)	(678)	(492)	(1,813)	5,422	108,263
EBITDA	220,289	159,873	146,944	7,375	218,399
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	(104,803)	(76,060)	(59,276)	(23,416)	(22,435)
Earnings before taxes and finance income/costs (operating result (EBIT))	115,486	83,813	87,668	(16,041)	195,964
Other finance income	23,612	17,136	5,190	7,615	281
Share of profit of joint ventures (note (7.5))	503	365	448	174	497
Finance costs	(155,339)	(112,736)	(103,106)	(76,045)	(12,032)
Income taxes	(10,377)	(7,531)	(8,918)	9,803	(62,052)
Profit or loss for the period	(26,115)	(18,953)	(18,718)	(74,494)	122,658

(1)	Acquisition related expenses primarily include direct costs from the Acquisition of Evonik Carbon Black and the formation of Orion.
(2)	Restructuring expenses primarily include personnel-related costs, IT-related costs as a result of the separation from Evonik systems and Sines (Portugal) plant closure costs.
(3)	Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.
(4)	Expenses related to capitalized emission rights results from the consumption and revaluation of emission rights that were capitalized as part of the Acquisition.
(5)	Other non-operating includes a reversal of impairment of inventory in period ended December 31, 2011 and debt waiver in connection with the carve-out of the Predecessor from Evonik of total EUR 129,311k offset by corporate center charges of EUR 21,048k in the period ended July 29, 2011.

Geographic information

	USD Convenience Translation	Successor			Predecessor
Revenues	Period ended Dec 31,	Period ended Dec 31,			Period ended Jul 29,
	2013	2013	2012	2011	2011
	In USD k	In EUR k			In EUR k
Germany	722,321	524,219	543,969	236,623	361,352
United States	514,982	373,744	390,574	136,102	180,042
South Korea	356,738	258,900	277,112	107,748	138,141
Brazil	125,528	91,101	81,351	24,899	32,116
South Africa	84,407	61,258	68,769	31,532	43,343
Other	29,555	21,449	26,466	3,645	25,623
Rest of Europe*	12,331	8,949	9,290	4,527
Total	1,845,862	1,339,620	1,397,531	545,076	780,617

*	Only a holdings company is located in Luxembourg therefore no revenue is generated in the country of domicile.

The segment revenue information above is attributed to Orion in the years 2011-2013. Revenue generated with the largest customer was EUR 162,080k, EUR 159,027k, EUR 72,059k, EUR 95,253k for the years ended December 31, 2013, 2012 and 2011 and the period from January 1 to July 29, 2011 in the “Rubber” segment. There are no other customers which account for more than 10% of revenue.

	USD Convenience Translation	Successor
	As at Dec 31,	As at Dec 31,
Goodwill, intangible assets, property, plant and equipment	2013	2013	2012
	In USD k	In EUR k
Germany	236,489	171,630	188,259
Sweden	89,678	65,083	64,203
Italy	87,578	63,559	62,118
Poland	53,413	38,764	39,551
Rest of Europe	21,753	15,787	21,091

Subtotal Europe	488,911	354,823	375,222
United States	69,245	50,254	38,501
South Korea	87,176	63,267	61,758
South Africa	31,131	22,593	25,918
Brazil	22,461	16,301	22,559
Other	315	229	203

Total	699,239	507,467	524,161

Non-current assets for this purpose mainly consist of property, plant and equipment and intangible assets including goodwill.

(7) Notes to the Successor consolidated and Predecessor combined income statement

(7.1) Revenue

	USD Convenience Translation	Successor			Predecessor
	Period ended Dec 31,	Period ended Dec 31,			Period ended Jul 29,
	2013	2013	2012	2011	2011
	In USD k	In EUR k			In EUR k
Revenue from the sale of goods	1,836,414	1,332,763	1,392,725	543,716	779,316
Revenue from the provision of services	9,448	6,857	4,806	1,360	1,301
Total	1,845,862	1,339,620	1,397,531	545,076	780,617

See the segment report (note (6)) for a more detailed explanation of revenue.

(7.2) Other operating income

	USD Convenience Translation	Successor			Predecessor
	Period ended Dec 31,	Period ended Dec 31,			Period ended Jul 29,
	2013	2013	2012	2011	2011
	In USD k	In EUR k			In EUR k
Income from the currency translation of monetary items	1,658	1,203	5,989	6,546	4,624
Income from cost allocations to Evonik	–	–	2,634	1,400	–
Income from non-recurring effects	–	–	1,294	–	129,311
Income from the valuation of derivatives	4,498	3,264	4,787	1,042	6,300
Gain on disposals of assets	–	–	–	–	13
Income from the reversal of provisions	410	298	1,456	2,087	140
Cost transfers to business partners	1,758	1,276	–	–	–
Miscellaneous income	3,173	2,303	2,383	992	4,570
Total	11,497	8,344	18,543	12,067	144,958

(7.3) Other operating expenses

	USD Convenience Translation	Successor			Predecessor
	Period ended Dec 31,	Period ended Dec 31,			Period ended Jul 29,
	2013	2013	2012	2011	2011
	In USD k	In EUR k			In EUR k
Restructuring expenses	20,870	15,146	20,365	1,000	–
Consulting fees related to Group strategy	17,202	12,484	12,554	5,088	–
Expenses from the currency translation of monetary items	4,313	3,130	6,572	4,440	6,523
Expenses from the valuation of derivatives	3,044	2,209	4,241	3,027	4,526
Expenses from allocations to other provisions	744	540	2,263	2,120	–
Loss on the disposal of assets	143	104	41	289	80
Expenses from increases in provisions	–	–	–	–	379
Impairment loss on trade receivables	–	–	–	–	547
Acquisition and related expenses	–	–	1,554	40,514	–
Miscellaneous expenses	6,957	5,050	4,879	569	19,694
Total	53,273	38,663	52,469	57,047	31,749

For the period from January 1 to July 29, 2011 miscellaneous operating expenses mainly related to shared service center costs and corporate center charges.

(7.4) Finance income and costs

	USD Convenience Translation	Successor			Predecessor
	Period ended Dec 31,	Period ended Dec 31,			Period ended Jul 29,
	2013	2013	2012	2011	2011
	In USD k	In EUR k			In EUR k
Income from exchange differences	17,473	12,681	3,724	6,995	–
Interest income on loans and receivables	–	–	–	–	165
Interest from the discounting of other provisions	–	–	–	150	7
Other interest income	6,139	4,455	1,466	470	94
Other financial Income	–	–	–	–	15
Finance income	23,612	17,136	5,190	7,615	281
Interest expenses from loans	(129,874)	(94,255)	(94,271)	(46,800)	(11,060)
Expenses from exchange differences	(18,684)	(13,560)	(3,921)	(28,172)	–
Other interest expenses	(1,852)	(1,344)	(876)	(149)	(146)
Net interest cost from pensions	(2,092)	(1,518)	(956)	(521)	(826)
Interest expenses from the unwinding of discounts on other provisions	(799)	(580)	(1,179)	(403)	–
Other finance expenses	(2,038)	(1,479)	(1,903)	–	–
Finance costs	(155,339)	(112,736)	(103,106)	(76,045)	(12,032)
Financial result without share of profit or loss from joint ventures	(131,727)	(95,600)	(97,916)	(68,430)	(11,751)

Borrowing costs were not capitalized. Interest expenses from loans resulted from note financing with an amount of EUR 54,416k, EUR 58,901k and EUR 32,136k for the years ended December 31, 2013, December 31, 2012 and December 31, 2011, and interest expenses from loans received from Evonik amounting to EUR 11,060k for the period from January 1 to July 29, 2011, liabilities to shareholders with an amount of EUR 32,305k, EUR 29,219k and EUR 11,465k for the years ended December 31, 2013, December 31, 2012 and December 31, 2011, arrangement fees for the revolving credit facility with an amount of EUR 2,312k, EUR 2,803k and EUR 999k for the years ended December 31, 2013, December 31, 2012 and December 31, 2011 and the reversal of capitalized transaction costs with an amount of EUR 5,220k, EUR 3,608k and EUR 1,721k for the years ended December 31, 2013, December 31, 2012 and December 31, 2011. In 2012, other finance expenses result from the voluntary repayment of 10% of the volume of the bond to the lenders on June 15, 2012. The note was repaid at a purchase price of 103% of the nominal amount and resulted in early repayment penalties of EUR 1,903k.

(7.5) Share of profit of joint ventures

	USD Convenience Translation	Successor			Predecessor
	Period ended Dec 31,	Period ended Dec 31,			Period ended Jul 29,
	2013	2013	2012	2011	2011
	In USD k	In EUR k			In EUR k
Income from accounting for joint ventures using the equity method	503	365	448	174	497

The income results from the share in the joint venture Kommanditgesellschaft Deutsche Gasrusswerke G.m.b.H. & Co.

(7.6) Income taxes

Income tax expense is as follows:

	USD Convenience Translation	Successor			Predecessor
	Period ended Dec 31,	Period ended Dec 31,			Period ended Jul 29,
	2013	2013	2012	2011	2011
	In USD k	In EUR k			In EUR k
Current income taxes	(25,266)	(18,336)	(20,170)	(590)	(62,732)
(thereof income taxes attributable to the prior year)	–	–	–	–	187
Deferred taxes	14,889	10,805	11,252	10,393	680
(thereof on temporary differences)	5,203	3,776	5,713	2,411	3,516
Total	(10,377)	(7,531)	(8,918)	9,803	(62,052)

A corporate income tax rate of 15% was used to calculate deferred taxes for the German entities. A solidarity surcharge of 5.5% on the corporate income tax and a trade tax rate of 14.18%, 14.18%, 15.05% and 14.83% for the years ended December 31, 2013, 2012 and 2011 and for the period from January 1 to July 29, 2011 were also taken into account in the calculation. As a result, the overall tax rate for the German entities was 30.00%, 30.00%, 30.88%, 30.66% for the years ended December 31, 2013, 2012 and 2011 and the period from January 1 to July 29, 2011. The deferred taxes for the foreign entities were calculated using their respective country-specific tax rates.

The tax reconciliation shows the difference between the expected income taxes to the effective income taxes in the income statement using the German overall tax rate of 30.00%, 30.00%, 30.88%, 30.66% for the years ended December 31, 2013, 2012 and 2011 and the period from January 1 to July 29, 2011, respectively.

	USD Convenience Translation	Successor			Predecessor
	Period ended Dec 31,	Period ended Dec 31,			Period ended Jul 29,
	2013	2013	2012	2011	2011
	In USD k	In EUR k			In EUR k
Income before income taxes (loss)	(15,738)	(11,422)	(9,800)	(84,297)	184,710
Expected income tax thereon (income)	(4,722)	(3,427)	(2,949)	(26,030)	56,632
Tax rate differential	484	351	782	1,195	7,597
Change in measurement amount of deferred tax assets set up for loss carryforwards and losses without recognition of deferred taxes	12,044	8,741	2,993	2,939	931
Change in the tax rate and tax laws	(1,349)	(979)	(739)	30	(14)
Income taxes for prior years	–	–	–	–	(3,158)
Tax on non-deductible interest expenses	6,020	4,369	5,158	2,646	–
Taxes on other non-deductible expenses, and non-deductible taxes	1,345	976	4,956	9,618	236
Tax effect on tax-free income	(3,409)	(2,474)	(1,341)	26	(152)
Tax effect on profit or loss from investments accounted for using the equity method	99	72	59	(54)	–
Other tax effects	(135)	(98)	(1)	(173)	(20)
Effective income taxes as reported in the income statement expense (income)	10,377	7,531	8,918	(9,803)	62,052
Effective tax rate in %	-65.94%	-65.94%	-91.00%	11.63%	33.59%

(7.7) Additional income statement information

Personnel expenses were recognized as follows:

	USD Convenience Translation	Successor			Predecessor
In EUR k	2013	2013	2012	2011	2011
Wages and salaries	130,662	94,827	101,483	41,473	55,323
Social security costs	14,818	10,754	12,639	5,071	6,674
Pension expenses	8,740	6,343	8,374	1,762	3,555
Other personnel expenses	16,578	12,031	9,419	1,338	1,250
Total	170,798	123,955	131,915	49,644	66,802

(8) Notes to the statement of financial position

(8.1) Goodwill and other intangible assets

Intangible assets developed as follows:

	Successor
Cost	Goodwill	Developed Technology and Patents	Customer Relationships	Trademarks	Other intangible assets	Total
	In EUR k
As at January 01, 2012	48,512	55,900	66,651	17,200	7,421	195,684
Currency translation	–	–	70	–	–	70
Additions	–	–	457	–	15,862	16,319
Disposals	–	–	(42)	–	(711)	(753)
Reclassifications	–	–	244	–	–	244
As at December 31, 2012	48,512	55,900	67,380	17,200	22,572	211,564
As at January 01, 2013	48,512	55,900	67,380	17,200	22,572	211,564
Currency translation	–	–	(366)	–	(695)	(1,061)
Additions	–	–	–	–	5,674	5,674
Reclassifications	–	–	(3,335)	–	3,335	–
As at December 31, 2013	48,512	55,900	63,679	17,200	30,886	216,177

	USD Convenience Translation
	In USD k
As at Jan 01, 2013	66,845	77,025	92,843	23,700	31,102	291,515
Currency translation	–	–	(504)	–	(958)	(1,462)
Additions	–	–	–	–	7,818	7,818
Reclassifications	–	–	(4,595)	–	4,595	–
As at Dec 31, 2013	66,845	77,025	87,744	23,700	42,557	297,871

	Successor
Amortization	Goodwill	Developed Technology and Patents	Customer Relationships	Trademarks	Other intangible assets	Total
	In EUR k
As at Jan 01, 2012	–	1,553	4,371	478	25	6,427
Currency translation	–	–	3	–	3	6
Additions	–	3,727	8,700	1,147	2,041	15,615
Disposals	–	–	(37)	–	–	(37)
As at Dec 31, 2012	–	5,280	13,037	1,625	2,069	22,011
As at Jan 01, 2013	–	5,280	13,037	1,625	2,069	22,011
Currency translation	–	–	(86)	–	173	87
Additions	–	3,727	7,982	1,147	7,212	20,068
Reclassifications	–	–	(770)	–	770	–
As at Dec 31, 2013	–	9,007	20,163	2,772	10,224	42,166

	USD Convenience Translation
	In USD k
As at Jan 01, 2013	–	7,275	17,964	2,239	2,851	30,329
Currency translation	–	–	(118)	–	238	120
Additions	–	5,135	10,998	1,580	9,937	27,650
Reclassifications	–	–	(1,061)	–	1,061	–
As at Dec 31, 2013	–	12,410	27,783	3,819	14,087	58,099

	Successor
Amortization	Goodwill	Developed Technology and Patents	Customer Relationships	Trademarks	Other intangible assets	Total
	In EUR k
As at Dec 31, 2012	48,512	50,620	54,343	15,575	20,503	189,553
As at Dec 31, 2013	48,512	46,893	43,516	14,428	20,662	174,011

	USD Convenience Translation
	In USD k
As at Dec 31, 2013	66,845	64,615	59,960	19,881	28,472	239,773

Impairment testing of goodwill and intangible assets with indefinite lives

Goodwill acquired through business combinations has been allocated to the two groups of CGUs below, which are also operating and reportable segments for impairment testing:

•	Rubber

•	Specialties

Carrying amount of goodwill allocated to each of the groups of CGUs

•	Rubber EUR 27,547k and EUR 27,547k as at December 31, 2013 and 2012

•	Specialties EUR 20,965k and EUR 20,965k as at December 31, 2013 and 2012

The Group performed its annual impairment test in September 2013 and 2012.

A comparison of each group of cash-generating units’ carrying amount with their recoverable amount did not result in an impairment.

Rubber

The recoverable amount of the Rubber group of CGUs as at December 31, 2013 has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The pre-tax discount rate applied to cash flow projections is 10.7% (2012: 10.7%) and cash flows beyond the five-year period are extrapolated using a 1.0% growth rate (2012: 1.0%). It was concluded that the fair value less costs of disposal did not exceed the value in use. As a result of this analysis, no impairment charge against goodwill had to be considered.

Specialties

The recoverable amount of the Specialty group of CGUs as at December 31, 2013 is also determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The pre-tax discount rate applied to the cash flow projections is 10.7% (2012: 10.7%). The growth rate used to extrapolate the cash flows of the unit beyond the five-year period is 1.0% (2012: 1.0%).

As a result of this analysis, no impairment charge against goodwill was recognized.

Key assumptions used in value in use calculations

The calculation of value in use for both Rubber and Specialties is most sensitive to the following assumptions:

•	Cash flow

•	Discount rates

Cash flow – the cash flows applied are based on the projections from financial budgets approved by senior management covering a five-year period.

Discount rates - Discount rates represent the current market assessment of the risks specific to each group of CGUs, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and its operating segments and is derived from its weighted average cost of capital (WACC). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Group’s investors. The cost of debt is based on the interest-bearing borrowings the Group is obliged to service. Segment-specific risk is incorporated by applying beta factors. The beta factors are evaluated annually based on publicly available market data.

Sensitivity to changes in assumptions

Cash flow - A decreased demand can lead to a decline in cash flow. A decrease in cash flow of EUR 20,000k would result in impairment in the Rubber group of CGUs. A decrease in cash flow of EUR 70,000k would result in impairment in the Specialties group of CGUs.

Discount rates - A rise in pre-tax discount rate by 2.8 percentage points in the Rubber group of CGUs would result in impairment. A rise in pre-tax discount rate by 16.2 percentage points in the Specialties group of CGUs would result in impairment.

With regard to the assessment of the value in use of the groups of CGUs to which goodwill is allocated, management believes that no reasonably possible change in any of the key assumptions would cause the carrying value of the groups of CGUs to materially exceed their recoverable amounts.

Franchises, industrial property rights, licenses mainly include assets with a remaining useful lifetime of 5.5 years (customer relations with historical cost totaling EUR 63,800k) and 12.5 years (know-how, production technologies and patents with historical cost totaling EUR 55,900k and trademarks with historical cost totaling EUR 17,200k).

(8.2) Property, plant and equipment

Property, plant and equipment developed as follows:

	Successor
Cost	Land	Land rights and buildings	Plant and machinery	Other equipment, furniture and fixtures	Prepayments and constructions in progress	Total
	In EUR k
As at Jan 01, 2012	37,973	50,659	220,134	13,319	20,647	342,732
Currency translation	1,704	89	(2,351)	(102)	(74)	(734)
Additions	57	742	3,137	1,470	49,619	55,025
Disposals	–	(3)	(1,162)	(150)	(20)	(1,335)
Reclassifications	–	1,646	12,776	1,201	(15,866)	(243)
As at Dec 31, 2012	39,734	53,133	232,534	15,738	54,306	395,445
As at Jan 01, 2013	39,734	53,133	232,534	15,738	54,306	395,445
Currency translation	(1,736)	(4,864)	(10,604)	(477)	(1,618)	(19,299)
Additions	–	2,953	40,118	538	27,870	71,479
Reclassifications	–	20,458	25,667	(2,762)	(43,363)	–
As at Dec 31, 2013	37,998	71,680	287,715	13,037	37,195	447,625

	USD Convenience Translation
	In USD k
As at Jan 01, 2013	54,749	73,212	320,409	21,685	74,828	544,883
Currency translation	(2,392)	(6,702)	(14,611)	(657)	(2,229)	(26,591)
Additions	–	4,069	55,279	741	38,402	98,491
Reclassifications	–	28,189	35,367	(3,806)	(59,750)	–
As at Dec 31, 2013	52,357	98,768	396,444	17,963	51,251	616,783

	Successor
Depreciation	Land	Land, land rights and buildings	Plant and machinery	Other equipment, furniture and fixtures	Prepayments and constructions in progress	Total
	In EUR k
As at Jan 01, 2012	—	1,508	13,787	1,914	14	17,223
Currency translation	—	60	(31)	33	—	62
Additions	1	3,627	34,769	5,265	—	43,662
Disposals	—	—	(81)	(14)	(14)	(109)
As at Dec 31, 2012	1	5,195	48,444	7,198	—	60,838
As at Jan 01, 2013	1	5,195	48,444	7,198	—	60,838
Currency translation	(1)	771	(2,260)	(1,171)	—	(2,661)
Additions	—	7,758	44,887	3,349	—	55,994
As at Dec 31, 2013	—	13,724	91,071	9,376	—	114,171

	USD Convenience Translation
	In USD k
As at Jan 01, 2013	1	7,158	66,751	9,918	—	83,828
Currency translation	(1)	1,063	(3,114)	(1,614)	—	(3,666)
Additions	—	10,690	61,850	4,615	—	77,155
As at Dec 31, 2013	—	18,911	125,487	12,919	—	157,317

Carrying amount	Land	Land, land rights and buildings	Plant and machinery	Other equipment, furniture and fixtures	Prepayments and constructions in progress	Total
	In EUR k
As at Dec 31, 2012	39,733	47,938	184,090	8,540	54,306	334,607
As at Dec 31, 2013	37,998	57,956	196,644	3,661	37,195	333,454

	USD Convenience Translation
		In USD k
As at Dec 31, 2013	52,357	79,857	270,957	5,044	51,251	459,466

The expected remaining useful life of the existing assets as at December 31, 2013 is as follows:

Acquisition cost per useful life range	0-5 years	6-10 years	11-20 years	21-40 years	Total
	In EUR k
Buildings	2,790	27,585	33,779	7,526	71,680
Plant and machinery	129,216	140,160	18,339	—	287,715
Furniture, fixtures and office equipment	11,832	1,205	—	—	13,037

	USD Convenience Translation
	In USD k
Buildings	3,844	38,009	46,545	10,370	98,768
Plant and machinery	178,048	193,127	25,269	—	396,444
Furniture, fixtures and office equipment	16,303	1,660	—	—	17,963

Cumulated depreciation per useful life range	0-5 years	6-10 years	11-20 years	21-40 years	Total
	In EUR k
Buildings	(1,868)	(6,886)	(4,674)	(296)	(13,724)
Plant and machinery	(60,187)	(28,934)	(1,950)	—	(91,071)
Furniture, fixtures and office equipment	(8,980)	(396)	—	—	(9,376)

	USD Convenience Translation
	In USD k
Buildings	(2,574)	(9,489)	(6,440)	(408)	(18,911)
Plant and machinery	(82,932)	(39,868)	(2,687)	—	(125,487)
Furniture, fixtures and office equipment	(12,373)	(546)	—	—	(12,919)

Book value per useful life range	0-5 years	6-10 years	11-20 years	21-40 years	Total
	In EUR k
Buildings	922	20,699	29,105	7,230	57,956
Plant and machinery	69,030	111,225	16,389	—	196,644
Furniture, fixtures and office equipment	2,851	810	—	—	3,661

	USD Convenience Translation
	In USD k
Buildings	1,270	28,521	40,104	9,962	79,857
Plant and machinery	95,117	153,258	22,582	—	270,957
Furniture, fixtures and office equipment	3,928	1,116	—	—	5,044

(8.3) Trade receivables, other financial assets

	USD Convenience Translation			Successor
	As at Dec 31,			As at Dec 31,
	2013			2013			2012
	Total	Thereof current	Thereof non-current	Total	Thereof current	Thereof non-current	Total	Thereof current	Thereof non-current
	In USD k			In EUR k
Trade receivables	272,305	272,305	–	197,623	197,623	–	212,988	212,988	–
Receivables from hedges/ derivatives	624	624	–	453	453	–	4,110	4,090	20
Loans	2,092	–	2,092	1,518	–	1,518	1,644	–	1,644
Miscellaneous financial assets	492	254	238	357	184	173	360	272	88
Other financial assets	3,208	878	2,330	2,328	637	1,691	6,114	4,362	1,752
Total	275,513	273,183	2,330	199,951	198,260	1,691	219,102	217,350	1,752

Cash and cash equivalents which are also financial assets are presented under note (8.7).

(a) Trade receivables

The risk and age structure for trade receivables is as follows:

	USD Convenience Translation	Successor
	As at Dec 31,	As at Dec 31,
	2013	2013	2012
	In USD k	In EUR k
Impaired receivables	1,862	1,351	138
Gross amount (before impairment losses, including the gross amount of flat rate allowances)	6,472	4,697	4,835
Impairment losses (including flat rate allowances)	4,610	3,346	4,697
Unimpaired receivables	270,443	196,272	212,850
Not due	230,149	167,029	188,610
Past due by
Up to 3 months	38,140	27,680	23,761
3 to 6 months	1,072	778	334
6 to 9 months	15	11	109
9 to 12 months	116	84	3
More than 1 year	951	690	33
Total	272,305	197,623	212,988

See below for the movements in the provision for impairment of receivables:

Successor
In EUR k
As at Jan 1, 2012	5,878
Development	(705)
Unused amounts reversed	(476)
As at Dec 31, 2012	4,697
As at Jan 1, 2013	4,697
Development	(1,162)
Unused amounts reversed	(189)
As at Dec 31, 2013	3,346

USD Convenience Translation
In USD k
As at Jan 1, 2013	6,472
Development	(1,601)
Unused amounts reversed	(260)
As at Dec 31, 2013	4,611

(b) Receivables from derivatives/hedges

EUR 397k (prior year: EUR 157k) of receivables from derivatives relates to the mark-to-market measurement of current foreign currency derivatives and EUR 56k (prior year: EUR 3,952k of which EUR 21k is non-current) relates to the mark-to-market measurement of purchase and sale contracts (commodity derivatives).

(c) Loans

The loans are neither due nor impaired.

(8.4) Inventories

	USD Convenience Translation	Successor
	As at Dec 31,	As at Dec 31,
	2013	2013	2012
	In USD k	In EUR k
Raw materials, consumables and supplies	73,430	53,291	70,581
Work in process	954	693	9,356
Finished goods and merchandise	95,333	69,187	73,526
Total	169,717	123,171	153,463

Inventories of EUR 856,189k (2012: EUR 873,359k; 2011: EUR 469,680k and the predecessor period: EUR 682,942k) were recognized as an expense in the fiscal periods.

The impairment on historical cost of EUR 3,591k made as part of the purchase price allocation was reversed by December 31, 2011 and was the most significant reversal of impairment losses in 2011. The effect on earnings is recognized under the non-recurring effects.

In fiscal years 2013 and 2012, impairment losses were recognized on raw materials, consumables and supplies and on merchandise. Impairment losses on inventories amounted to EUR 4,982k in the fiscal year (prior year: EUR 4,262k).

(8.5) Emission rights

Emission rights were recognized for the first time as part of the business combination.

Emission rights acquired as part of the business combination in 2011 were fully utilized during fiscal year 2013.

They developed as follows:

Successor
Cost	In EUR k
As at Jan 01, 2012	20,233
Disposals due to surrender obligations for the prior year	(10,525)
As at Dec 31, 2012	9,708
As at Jan 01, 2013	9,708
Disposals due to surrender obligations for the prior year	(4,780)
As at Dec 31, 2013	4,928

USD Convenience Translation
In USD k
As at Jan 01, 2013	13,377
Disposals due to surrender obligations for the prior year	(6,586)
As at Dec 31, 2013	6,791

Successor
Impairment loss	In EUR k
As at Jan 01, 2012	9,115
Annual Impairment	333
Disposal	(5,070)
As at Dec 31, 2012	4,378
As at Jan 01, 2013	4,378
Annual Impairment	729
Disposal	(2,156)
As at Dec 31, 2013	2,951

USD Convenience Translation
In USD k
As at Jan 01, 2013	6,032
Change	1,006
Disposal of historical impairment losses	(2,971)
As at Dec 31, 2013	4,067

Successor
Carrying amount	In EUR k
As at Dec 31, 2012	5,330
As at Dec 31, 2013	1,977

USD Convenience Translation
In USD k
As at Dec 31, 2013	2,724

(8.6) Other assets

	USD Convenience Translation			Successor
	As at Dec 31,			As at Dec 31,			As at Dec 31,
	2013			2013			2012
	Total	Thereof current	There of non-current	Total	Thereof current	There of non-current	Total	Thereof current	There of non-current
	In USD k			In EUR k			In EUR k
Miscellaneous other receivables	53,612	53,169	443	38,908	38,587	321	52,126	51,748	378
Prepaid expenses	7,388	2,155	5,233	5,362	1,564	3,798	8,658	3,500	5,158
Total	61,000	55,324	5,676	44,270	40,151	4,119	60,784	55,248	5,536

Miscellaneous other receivables in the financial year are mainly related to VAT (EUR 28,546k and EUR 40,743k as at December 31, 2013 and 2012).

Prepaid expenses mainly include other unamortized transaction costs of EUR 4,972k and EUR 6,607k as at December 31, 2013 and 2012 (of which EUR 3,552k and EUR 5,159k is non-current) incurred in connection with a revolving credit facility that has not been utilized to date.

(8.7) Cash and cash equivalents

Cash and cash equivalents of EUR 70,478k (prior year: EUR 74,862k) include bank balances and cash on hand.

(8.8) Equity

(a) Subscribed capital

The Company’s fully paid-in capital stock amounted to EUR 43,750k as at December 31, 2013 and 2012. The initial amount of EUR 13k was contributed as part of the establishment of the Company as at April 13, 2011 and is held by Kinove Luxembourg Holdings 1 S.à r.l. (LuxCo1) and a co-investor. LuxCo1 is held by the Principal Shareholders and another co-investor.

On July 28, 2011, a shareholder resolution was approved to increase the subscribed capital to EUR 43,750k.

(b) Reserves

The capital reserves include the effects from the difference between the market interest rate and the actual yield of liabilities to shareholders granted at an off-market interest in 2011 of EUR 55,842k. The amount was based on the terms and conditions concluded in 2011, which stipulated a yield of 10.0% p.a.

In terms of the IFRS valuation, the transaction described under note (8.11) changes the amount recognized in the capital reserves from EUR 55.8m to EUR 19.1m.

The accumulated other reserves include gains and losses that are recognized directly in equity rather than in profit or loss. The cash flow hedge reserve includes net gains and losses from the change in the fair value of the effective portion of cash flow hedges (hedged financial instruments). The foreign currency translation reserve includes accumulated translation differences from foreign financial statements.

Other comprehensive income (OCI) is recognized in the Successor consolidated statement of comprehensive income. The accumulated volume of the related reserves is presented in the Successor consolidated statement of changes in equity.

(c) Loss for the period

The Successor consolidated loss for the period of EUR 18,953k (prior year: loss of EUR 18,718k) includes the consolidated result for the fiscal year. The net loss after taxes corresponds to the consolidated loss for the fiscal year recognized in the income statement.

(8.9) Pension provisions and post-retirement benefits

Provisions for pensions are established to cover benefit plans for retirement, disability and surviving dependents’ pensions. The benefit obligations vary depending on the legal, tax and economic circumstances in the various countries in which the companies operate. Generally, the level of benefit depends on the length of service and the remuneration.

Germany accounted for at around 81% in 2013 (and 79% in 2012) the majority of provisions for defined benefit pension obligations. There are also defined contribution pension plans in Germany and USA for which our group companies make regular contributions to off balance sheet pension funds managed by third party insurance companies.

In South Korea, the company pension plan provides at the option of employees either defined benefit or defined contribution benefits. Plan assets relating to this plan remain on the balance sheet of our group operating company in South Korea.

Although we consider our actuarial assumptions to be reasonable and appropriate, risks from defined benefit obligations can arise, which could result in higher than currently anticipated liabilities.

The provisions developed as follows:

	USD Convenience Translation	Successor
	As at Dec 31,	As at Dec 31,
	2013	2013	2012
	In USD k	In EUR k
At the beginning of the period	51,206	37,162	28,982
Actuarial (gain)/ loss	2,116	1,536	7,091
Net pension expense/ (income)	(1,058)	(768)	2,690
Change in the fair value of plan assets	(980)	(711)	(354)
Expected deferred compensation	762	553	254
Utilization	(1,113)	(808)	(1,251)
Exchange difference	(1,407)	(1,021)	(250)
Pension provisions at the end of the period	49,526	35,943	37,162

The weighted averages in the table below were used in the actuarial valuation of the assumptions underlying the obligations.

	Successor
Assumptions	As at Dec 31,
	2013	2012
Discount rate	3.75	4.0
Mortality	Heubeck Richttafeln 2005G	Heubeck Richttafeln 2005G
Future pension increase	2.0	2.0

A quantitative sensitivity analysis for significant assumption as at December 31, 2013 is as shown below:

	USD Convenience Translation					Successor
	As at Dec 31,					As at Dec 31,
	2013					2013
	Discount Rate		Pension Trend		Mortality	Discount Rate		Pension Trend		Mortality
	In USD k					In EUR k
Sensitivity level	3.25%	4.25%	1.50%	2.50%	-20.00%	3.25%	4.25%	1.50%	2.50%	-20.00%
Impact on defined benefit obligation	(4,325)	3,671	1,715	(1,890)	(1,954)	(3,139)	2,664	1,245	(1,372)	(1,418)

The present value of the defined benefit obligation developed as follows:

	USD Convenience Translation	Successor
	As at Dec 31,	As at Dec 31,
	2013	2013	2012
	In USD k	In EUR k
Present value of defined benefit obligation at the beginning of the period	56,714	41,160	32,391
Actuarial (gain)/ loss	2,116	1,536	7,091
Current service cost	3,036	2,203	1,292
Interest cost	2,264	1,643	1,652
Benefits paid	(1,113)	(808)	(1,251)
Past service cost	(5,423)	(3,936)	–
Currency translation	(1,580)	(1,147)	(15)
Present value of defined benefit obligation at the end of the period	56,014	40,651	41,160

The fair value of plan assets developed as follows:

	USD Convenience Translation	Successor
	As at Dec 31,	As at Dec 31,
	2013	2013	2012
	In USD k	In EUR k
Fair value of plan assets at the beginning of the period	5,509	3,998	3,409
Return on plan assets	172	125	175
Employer contributions	1,131	821	512
Employee contributions	252	182	707
Actuarial (gain)/ loss	–	–	(21)
Benefits paid	(452)	(328)	(1,019)
Currency translation	(124)	(90)	235
Other	–	–	–
Fair value of plan assets	6,488	4,708	3,998

The plan assets are held by Orion Engineered Carbons Co. Ltd. Korea, Bupyeong-gu, South Korea, and relate to qualifying insurance policies.

The actual return on plan assets amounted to EUR 125k and EUR 154k for the years ended December 31, 2013 and 2012.

Financing as at December 31, 2013 and 2012 was as follows:

	USD Convenience Translation	Successor
	As at Dec 31,	As at Dec 31,
	2013	2013	2012
	In USD k	In EUR k
Defined benefit obligation	56,014	40,651	41,160
Fair value of plan assets	(6,488)	(4,708)	(3,998)
Pension provision	49,526	35,943	37,162

The total pension expense for continuing operations breaks down as follows:

	USD Convenience Translation	Successor			Predecessor
	Period ended Dec 31,	Period ended Dec 31,			As at Jul 29,
	2013	2013	2012	2011	2011
	In USD k	In EUR k			In EUR k
Current service cost	3,036	2,203	1,292	476	807
Interest expense	2,264	1,643	1,652	826	825
Return on plan assets	(172)	(125)	(154)	(61)	61
Repayment of past service cost	–	–	–	29	(29)
Past service cost/(income)	(5,423)	(3,936)	–	–	37
Offsetting of actuarial losses	–	–	–	25	(25)
Expected deferred compensation	(762)	(553)	(254)	(97)	(235)
Net pension expense/(income)	(1,057)	(768)	2,536	1,198	1,441

Effective at the end of 2013, all defined benefit plans in Germany were modified to close access to new participants and freeze benefits accrued under these plans at December 31, 2013 levels. Interest expense on the frozen obligation relating to these plans will continue to accrue. As a result of these modifications, certain actuarial assumptions were adjusted, principally those related to expected salary increases, resulting in a cumulative adjustment to past service cost for the modification, in accordance with IAS 19.

The interest cost is shown in the interest result, see note (7.4). The other amounts are recorded as personnel expenses (pension expenses) in the functional areas. The expected pension expense for 2014 amounts to EUR 2,086k. The weighted average term of the pension obligation is 21.2 years.

The Group paid EUR 10,754k, EUR 12,639k, EUR 5,071k and EUR 3,194k for the years ended December 31, 2013, 2012 and 2011 and for the period from January 1 to July 29, 2011 for state defined contribution pension schemes (statutory pension insurance) in Germany and abroad. This amount is also recognized as personnel expenses (social security costs).

(8.10) Other provisions

Other provisions are as follows:

	USD Convenience Translation			Successor
	As at Dec 31,			As at Dec 31,
	2013			2013			2012
	Total	Thereof current	Thereof non- current	Total	Thereof current	Thereof non- current	Total	Thereof current	Thereof non- current
	In USD k			In EUR k			In EUR k
Personnel provisions	45,899	29,291	16,608	33,311	21,258	12,053	33,255	14,292	18,963
Provisions for emission rights	2,724	2,724	–	1,977	1,977	–	2,624	2,624	–
Provisions for sales and procurement	4,751	4,751	–	3,448	3,448	–	4,344	4,344	–
Provisions for environmental protection measures	2,410	672	1,738	1,748	487	1,261	1,787	478	1,309
Provisions for restoration	2,342	–	2,342	1,700	–	1,700	1,630	–	1,630
Restructuring provisions	9,349	9,349	–	6,785	6,785	–	–	–	–
Other provisions	14,210	14,210	–	10,313	10,313	–	8,235	5,139	3,096
Total	81,685	60,997	20,688	59,282	44,268	15,014	51,875	26,877	24,998

Personnel provisions are recognized for a number of different contingencies. These include management bonuses and variable compensation, statutory phased retirement arrangements and other company early retirement agreements, accrued vacation, life working time arrangements and long-service obligations. The majority of the provisions will be utilized within five years. Where necessary, the requirements of IAS 19.93A were also applied to actuarial gains and losses relating to other provisions.

The provision for emission rights represents the obligation to remit emission rights equal to the Company’s greenhouse gas emissions in the respective year by April 30 of the next year. This obligation is measured at the costs of the emission rights to be remitted on December 31, 2013 (see note (8.5)).

Provisions for sales and procurement mainly relate to guarantee obligations, outstanding sales commissions, price reductions such as discounts and bonuses, purchased goods and services not yet invoiced. All the provisions will be utilized within the subsequent year.

Provisions for restoration and environmental protection measures are mandatory due to agreements, laws and requirements imposed by authorities. They include soil treatment, water protection, landfill restoration and soil decontamination obligations. A small amount of the recognized provisions will be utilized in the short term, while the majority will generally be utilized on a long-term basis after more than five years.

The provision for other obligations includes risks from legal disputes, administrative or fines proceedings, in particular in the areas of product liability and patent, tax, anti-trust, legal and advisory services as well as the Portugal closure related expenses. The Portugal related provision relates to the closure of our Sines (Portugal) plant in December 2013. The restructuring plan was drawn up and announced to the employees of Orion in 2013 when the provision was recognized. The restructuring is expected to be completed by 2014. Additionally, all the provisions for other obligations will be utilized within the subsequent year.

The Company does not anticipate any reimbursements related to the provisions recorded.

Other provisions developed as follows in the fiscal year:

	Personnel provisions	Provisions for surrender obligations for emission rights	Provisions for sales and procurement	Provisions for environmental protection measures	Provisions for restoration	Restructuring provisions	Other provisions	Total
	In EUR k
As at Dec 31, 2012	33,255	2,624	4,344	1,787	1,630	–	8,235	51,875
Reclass	–	–	–	–	(64)	–	697	633
Currency translation	(262)	–	(201)	(1)	(6)	–	96	(374)
Allocations	21,532	1,977	4,792	61	140	6,785	12,046	47,333
Utilization	(20,485)	(2,624)	(4,605)	(102)	–	–	(10,005)	(37,821)
Reversals	(1,289)	–	(882)	(15)	–	–	(756)	(2,942)
Unwinding of the discount/change in interest rate	560	–	–	18	–	–	–	578
As at Dec 31, 2013	33,311	1,977	3,448	1,748	1,700	6,785	10,313	59,282

	USD Convenience Translation
	In USD k
As at Dec 31, 2012	45,822	3,616	5,986	2,461	2,247	–	11,347	71,479
Reclass	–	–	–	–	(89)	–	960	871
Currency translation	(361)	–	(277)	(1)	(8)	–	132	(515)
Allocations	29,669	2,724	6,603	85	192	9,349	16,598	65,220
Utilization	(28,226)	(3,616)	(6,345)	(140)	–	–	(13,786)	(52,113)
Reversals	(1,776)	–	(1,215)	(21)	–	–	(1,042)	(4,054)
Unwinding of the discount/change in interest rate	771	–	–	26	–	–	–	797
As at Dec 31, 2013	45,899	2,724	4,752	2,410	2,342	9,349	14,209	81,685

(8.11) Trade payables, other financial liabilities

	USD Convenience Translation			Successor
	As at Dec 31,			As at Dec 31,
	2013			2013			2012
	Total	Thereof current	Thereof non- current	Total	Thereof current	Thereof non- current	Total	Thereof current	Thereof non- current
	In USD k			In EUR k			In EUR k
Euro and US Dollar senior secured notes	736,580	–	736,580	534,567	–	534,567	541,103	–	541,103
Liabilities to shareholders	352,964	–	352,964	256,161	–	256,161	262,292	–	262,292
Trade payables	137,116	137,116	–	99,511	99,511	–	98,420	98,420	–
Liabilities from derivatives	5,623	872	4,751	4,081	633	3,448	4,792	4,767	25
Liabilities to banks	2,897	2,897	–	2,103	2,103	–	–	–	–
Other financial liabilities	21,157	20,936	221	15,355	15,195	160	2,312	2,302	10
Total	1,256,337	161,821	1,094,516	911,778	117,442	794,336	908,919	105,489	803,430

In order to acquire Evonik Black, Orion obtained the financing presented below under (a) to (c).

(a) Euro and US Dollar senior secured notes

The item “Euro and US Dollar senior secured notes” includes the two debt securities described below:

In June 2011, Orion Engineered Carbons Bondco GmbH, which at the time traded as Kinove German Bondco GmbH, issued Euro-denominated senior secured notes with an aggregate principal amount of EUR 355m bearing interest of 10.000% p.a. The issue price was 100% of the aggregate principal amount. The Euro-denominated senior secured notes mature on June 15, 2018 and bear interest of 10.000% p.a., payable at half-yearly intervals as at June 15 and December 15. On June 15, 2012, the Company decided on the voluntary early repayment of 10% of the nominal amount of the notes and paid EUR 35.5m to the lenders.

Also in June 2011, the Company issued US Dollar-denominated senior secured notes with an aggregate principal amount of USD 350m, translated at a rate of EUR/USD 1.4308 as at the date of the transaction (July 29, 2011) (EUR 244,619k) bearing interest of 9.625% p.a. The issue price was 100% of the aggregate principal amount. The US Dollar-denominated senior secured notes mature on June 15, 2018 and bear interest of 9.625% p.a., payable at half-yearly intervals as at June 15 and December 15. The US Dollar-denominated senior secured notes are translated at the closing rate. On June 15, 2012, the Company decided on the voluntary early repayment of 10% of the nominal amount of the notes and paid USD 35m to the lenders.

Transaction costs incurred directly in connection with the issue of the Euro and US Dollar denominated senior secured notes, thereby reducing their carrying amount, are released to expenses pro rata over the term of the notes. Transactions costs incurred in connection with the unused revolving credit facility are also deferred and released to income on a straight-line basis over the term of the facility (until June 10, 2017).

The transaction costs incurred totaling EUR 28,864k are deferred and released to profit and loss on a pro rata basis for the senior secured notes over the term of these using the effective interest method (for a portion of EUR 20.3m) and for the super senior revolving facility on a straight-line basis over the term of the facility (for a portion of EUR 8.6m).

In fiscal year 2013, an amount of EUR 5,220k was recognized in profit or loss in this regard (prior years: 3,608k in 2012, EUR 1,721k in 2011). EUR 3,799k (prior years: EUR 2,187k in 2012, EUR 1,010k in 2011) thereof relates to the Euro and US Dollar-denominated senior secured notes.

The amount recognized as at December 31, 2013 includes the nominal amount of the Euro and US Dollar-denominated senior secured notes plus accrued unpaid interest less deferred transaction costs of 13,343k (prior year: EUR 17,142k).

(b) Liabilities to shareholders

Liabilities to shareholders relate to a fully subordinated loan granted at the time of the acquisition with a nominal value of EUR 277,450k in form of Preferred Equity Certificates (“B PECs”) by Kinove Luxembourg Holdings 1 S.à r.l., Luxembourg (LuxCo1). The B PECs and the accrued interest and compound interest thereon were initially due on July 28, 2021. The originally agreed non-market interest rate of 10.0% gave rise to a discount of EUR 55,842k on July 28, 2011 (see also note (8.8 (b))), which was recognized as other capital reserves in equity in 2011 and is charged to interest expense over the term of the B-PECs using the effective interest method.

On February 1, 2013, Orion changed the terms and conditions of its fully subordinated shareholder loan issued in form of B PECs to LuxCo1. The terms and conditions of the B PECs, which were initially due on July 28, 2021, were modified. The term was shortened by two years and the B PECs outstanding at the date of amendment were converted from Euro into US-Dollar. Additionally, semi-annual payments of interest will be due and payable. Yield comprises of a base rate of 0.1% and an additional rate. The additional rate means the difference between (i) all proceeds received or accrued in a semi-annual yield period from Orion Engineered Carbons S.à r.l.’s investment and (ii) the sum of the base rate and the spread. For 2013 this resulted in a nominal yield of 10.57% compared to a yield of 10.0% prior to the amendment. In terms of the IFRS valuation, this transaction changes the amount recognized in the capital reserves from EUR 55.8m to EUR 19.1m (see also note (10.4) for further explanations).

On August 1, 2013 another cash payment of accrued interest for the period February 1 to August 1 of EUR 15.1m was made.

(c) Revolving credit facility

In connection with the Acquisition, Orion, Orion Engineered Carbons Bondco GmbH and Orion Engineered Carbons GmbH entered into an agreement on a revolving credit facility (RCF) of USD 250m that serves to generally safeguard the Company’s liquidity. This credit facility had never been utilized for cash drawings as at the reporting date or by the time of the preparation of the financial statements. The available volume of this credit facility was decreased only by guarantees of EUR 1.7m (prior year: EUR 7.8m).

Unamortized transaction costs that were incurred in conjunction with the RCF in June 2011 amount to EUR 4,972k as at December 31, 2013 (prior year: EUR 6,607k).

(d) Trade payables

Trade payables are due within one year.

(e) Liabilities from derivatives

EUR 4,005k (prior year: EUR 90k) of liabilities from derivatives totaling EUR 4,081k (prior year: EUR 4,792k) relates to the mark-to-market measurement of current foreign currency derivatives and EUR 76k (of which EUR 76k is non-current) relates to the mark-to-market measurement of purchase and sale contracts (commodity derivatives) (prior year: EUR 4,702k of which EUR 25k was non-current).

(8.12) Deferred and current taxes

Deferred taxes were recognized as follows:

	USD Convenience Translation			Successor
	As at Dec 31,			As at Dec 31,
	2013			2013			2012
	Total	Thereof current	Thereof non- current	Total	Thereof current	Thereof non- current	Total	Thereof current	Thereof non- current
	In USD k			In EUR k			In EUR k
Deferred tax assets	59,394	–	59,394	43,105	–	43,105	47,108	14,412	32,696
Income tax receivables	16,449	16,449	–	11,938	11,938	–	3,294	2,017	1,277
Deferred tax liabilities	60,348	117	60,231	43,797	85	43,712	59,742	8,514	51,228
Income tax liability	8,225	8,225	–	5,969	5,969	–	3,070	2,094	976

	USD Convenience Translation	Successor
Deferred tax asset	As at Dec 31,	As at Dec 31,
	2013	2013	2012
	In USD k	In EUR k
Assets
Intangible assets	322	234	1,916
Property, plant and equipment	517	375	8,846
Financial assets	3,158	2,292	2,167
Inventories	3,395	2,464	1,940
Receivables, other assets	1,160	842	3,509
Liabilities
Provisions	22,631	16,424	16,682
Liabilities	15,016	10,898	13,027
Loss carryforwards	28,645	20,789	14,373
Tax credits	–	–	–
Other	–	–	–
Interest carryforwards	844	612	–
Total deferred tax assets Thereof: current deferred tax assets of EUR 18,876k (2012: EUR 14,565k)	75,688	54,930	62,460
Netting with deferred tax liabilities	(16,294)	(11,825)	(15,352)
Deferred tax assets (net)	59,394	43,105	47,108

Deferred tax liability	USD Convenience Translation	Successor
	As at Dec 31,	As at Dec 31,
	2013	2013	2012
	In USD k	In EUR k
Assets
Intangible assets	813	590	1,920
Property, plant and equipment	47,455	34,440	35,180
Financial assets	1,007	731	6,103
Inventories	894	649	613
Receivables, other assets	15,929	11,560	11,545
Liabilities
Provisions	7,923	5,750	7,762
Liabilities	2,621	1,902	10,947
Other	–	–	1,024
Total deferred tax liabilities Thereof: current deferred tax liabilities of EUR 1,790k (2012: EUR 17,836k)	76,642	55,622	75,094
Netting with deferred tax assets	(16,294)	(11,825)	(15,352)
Deferred tax liabilities (net)	60,348	43,797	59,742
Net deferred tax	954	692	12,635

Management assesses the recoverability of deferred tax assets. The assessment depends on future taxable profits being generated during the periods in which tax measurement differences reverse and tax loss carryforwards being able to be claimed. Orion expects that sufficient taxable income will be available to recover deferred tax assets due to the tax group in place.

As at December 31, 2013 and 2012 the Company disclosed certain loss carryforwards that were subject to restrictions with respect to the offsetting of losses. No deferred tax assets were recorded on these loss carryforwards if it is not likely that they will be used by future taxable income.

The following tax loss and interest carryforwards were recognized as at December 31, 2013 and 2012 (gross amounts):

	USD Convenience Translation	Successor
	As at Dec 31,	As at Dec 31,
	2013	2013	2012
	In USD k	In EUR k
Corporate income tax loss carryforwards	123,581	89,688	58,865
Trade tax loss carryforwards	54,393	39,475	25,785
Interest carryforwards for tax purposes	3,069	2,227	–
Total	181,043	131,390	84,650

No deferred tax assets were recognized for the following items (gross amounts):

	USD Convenience Translation	Successor
	As at Dec 31,	As at Dec 31,
	2013	2013	2012
	In USD k	In EUR k
Deductible temporary differences	34,500	25,038	21,544
Corporate income tax loss carryforwards	96,606	70,111	48,198
Trade tax loss carryforwards	889	645	–
Interest carryforwards for tax purposes	10,078	7,314	7,815
Total	142,073	103,108	77,557

The tax loss carryforwards for which no deferred tax assets were recorded and which do not expire amount to EUR 65,323k (prior year: EUR 45,099k). EUR 5,434k (prior year: EUR 3,099k) expire within 2 to 5 years.

No deferred taxes were recognized on a taxable temporary difference of EUR 1,827k (prior year: EUR 23,287k) in connection with subsidiaries (IAS 12.39).

Tax expense/income was as follows taking into account direct equity postings and expenses and income from continuing operations:

	USD Convenience Translation	Successor			Predecessor
	As at Dec 31,	As at Dec 31,			As at Jul 29,
	2013	2013	2012	2011	2011
	In USD k	In EUR k			In EUR k
Tax expense (for the year ended December 31, 2012: expense, for the year ended December 31, 2011: income, for the period from January 1 to July 29, 2011: expense) from continuing activities	(10,377)	(7,531)	(8,918)	9,803	(62,052)
Tax income recognized directly in equity	295	214	2,941	536	403

(9) Notes to the statement of cash flows

Significant non-cash expenses for the years ended December 31, 2013, 2012 and 2011 relate to interest on the liabilities to shareholders granted by LuxCo1 (EUR 14,418k, EUR 29,219k, EUR 11,465k; see note (8.11)), and the reversal of capitalized transaction costs (EUR 5,220k, EUR 3,608k, EUR 1,721k).

Significant non-cash income included in the Predecessor combined income statement for the period from January 1 to July 29, 2011 relates to the US Debt waiver amounting EUR 127,992k, see note (6).

The interest paid on the senior secured notes amounted to EUR 54,416k in 2013, EUR 58,901k in 2012 and EUR 29,572k in 2011. The interest paid on loans amounted to EUR 10,690k for the period from January 1, 2011 to July 29, 2011.

(10) Other notes

(10.1) Capital management

Equity within the meaning of capital management means invested capital. This consists of the reported equity, the recognized non-current subordinated liabilities to shareholders (plus the related interest liabilities incurred and recognized) and the senior secured notes issued less reported cash and cash equivalents.

The primary objective of the Group’s capital management is to ensure that it maintains an adequate credit rating and demonstrates an optimized cost structure to minimize cost of capital in order to support its business and maximize shareholder value, thereby safeguarding the Group’s ability to continue as a going concern. In order to achieve this overall objective, the Group’s capital management, amongst other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. Management monitors continuously to meet the covenants to avoid potential premature payment of our RCF (which has never been drawn). Covenant testing does not affect maturity of senior secured notes as long as the RCF is not drawn.

The capital management goals, guidelines and procedures as described in the following sections have remained unchanged since the Group commenced operations on July 29, 2011.

As at December 31, 2013 and 2012 invested capital consists of the following:

	Interest rate	Maturity	Comment	USD Convenience Translation	Successor
				As at Dec 31,	As at Dec 31,
				2013	2013	2012
				In USD k	In EUR k
Reported equity	N/A	N/A		(102,310)	(74,251)	3,233

Liabilities to shareholders (see. note (8.11(b))	10.57% p.a.	Jul 27, 2021	Due at maturity, including	352,964	256,161	262,292
		(new: Jul 16, 2019)	compound interest

Senior secured notes (see. note (8.11(a))	10% p.a. (Euro) or 9.625% p.a. (US Dollar)	Jun 15, 2018	Due at maturity, half-yearly interest payments	736,580	534,567	541,103

Cash and cash equivalents	N/A	N/A	N/A	(97,112)	(70,478)	(74,862)

Total invested capital				890,122	645,999	731,766

(10.2) Additional disclosures on financial instruments

The income and expenses and gains and losses from financial instruments recognized in the income statement are presented as net items by measurement category as listed in IAS 39 Financial Instruments: Recognition and Measurement.

	USD Convenience Translation
	Period ended Dec 31,
	2013
	Loans and receivables	Financial assets held for trading	Liabilities held for trading	Liabilities measured at amortized cost
	In USD k
Income from the reversal of bad debt allowances	95	–	–	–
Income from the currency translation of monetary items	1,658	–	–	–
Income from the valuation of derivatives	–	4,497	–	–
Expenses from the currency translation of monetary items	–	–	–	(18,684)
Expenses from the valuation of derivatives	–	–	(3,044)	–
Income from the reversal of bad debt allowances on trade receivables	165	–	–	–
Result from loans and receivables	175	–	–	–
Income from exchange differences	6,052	–	–	–
Other interest-like income	471	–	–	–
Interest expenses from loans	–	–	–	(134,050)
Other interest-like expenses	–	–	–	(573)
Total	8,616	4,497	(3,044)	(153,307)

	Successor
	Period ended Dec 31,
	2013	2012	2013	2012	2013	2012	2013	2012
	Loans and receivables		Financial assets held for trading		Liabilities held for trading		Liabilities measured at amortized cost
	In EUR k
Income from the reversal of bad debt allowances	69	186	–	–	–	–	–	–
Income from the currency translation of monetary items	1,203	5,989	–	–	–	–	–	–
Income from the valuation of derivatives	–	–	3,264	4,787	–	–	–	–
Expenses from the currency translation of monetary items		–	–	–	–	–	(13,560)	(6,572)
Expenses from the valuation of derivatives	–	–	–	–	(2,209)	(4,241)	–	–
Income from the reversal of bad debt allowances on trade receivables	120	290	–	–	–	–	–	–
Result from loans and receivables	127	98	–	–	–	–	–	–
Income from exchange differences	4,392	3,724	–	–	–	–	–	–
Other interest-like income	342	817	–	–	–	–	–	–
Interest expenses from loans	–	–	–	–	–	–	(97,286)	(96,134)
Other interest-like expenses	–	–	–	–	–	–	(416)	(876)
Total	6,253	11,104	3,264	4,787	(2,209)	(4,241)	(111,262)	(103,582)

The carrying amounts of the categories are presented in the measurement categories of IAS 39 Financial Instruments: Recognition and Measurement and are reconciled to the carrying amounts of the items in the statement of financial position. In addition, the Company presents the fair values of the categories as at December 31, 2013 and 2012.

The table below shows the reconciliation of the financial assets and liabilities:

	USD Convenience Translation		Successor
	As at Dec 31,		As at Dec 31,
	2013		2013	2012	2013	2012
	Carrying amount	Fair value	Carrying amount		Fair value
	In USD k		In EUR k
Loans and receivables
Trade receivables	272,305	272,305	197,623	212,988	197,623	212,988
Loans	2,092	2,092	1,518	1,644	1,518	1,644
Other financial assets	254	254	184	272	184	272
Cash and cash equivalents	97,112	97,112	70,478	74,862	70,478	74,862
Total	371,763	371,763	269,803	289,766	269,803	289,766
Financial assets held for trading
Receivables from derivatives	624	624	453	4,110	453	4,110
Available–for–sale financial assets
Other financial assets	238	238	173	88	173	88
Total financial assets	372,625	372,625	270,429	293,964	270,429	293,964
Liabilities measured at amortized cost
Euro and US Dollar-denominated senior	736,580	832,902	534,567	541,103	604,472	614,069
Liabilities to shareholders	352,964	394,231	256,161	262,292	286,110	330,050
Trade payables	137,116	137,116	99,511	98,420	99,511	98,420
Liabilities to banks	2,897	2,897	2,103	–	2,103	–
Other financial liabilities	21,157	21,157	15,355	2,312	15,355	2,312
Total	1,250,714	1,388,303	907,697	904,127	1,007,551	1,044,851
Liabilities held for trading
Liabilities from derivatives	5,623	5,623	4,081	4,792	4,081	4,792
Total financial liabilities	1,256,337	1,393,926	911,778	908,919	1,011,632	1,049,643

The non-current receivables are measured on the basis of various parameters. Appropriate allowances are recognized for expected defaults.

The fair value of financial instruments recognized in the statement of financial position at their fair value is calculated using a three-level hierarchy on the basis of the lowest level input that is significant to the fair value measurement as a whole.

-	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

-	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

-	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

The table below presents the allocation of the fair values to the hierarchy levels.

	USD Convenience Translation			Successor
	As at Dec 31,			As at Dec 31,
	2013	2013	2013	2013	2012	2013	2012	2013	2012
	Level 1	Level 2	Level 3	Level 1		Level 2		Level 3
	In USD k			In EUR k
Financial assets measured at fair value
Receivables from derivatives		624				453	4,110
Financial liabilities measured at fair value
Liabilities from derivatives		5,623				4,081	4,792
Liabilities for which fair values are disclosed:
Euro and US Dollar-denominated senior secured notes		832,902				604,472	614,069
Liabilities to shareholders		394,231				286,110	330,050

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly foreign exchange forward contracts and commodity forward contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodity. All derivative contracts are fully cash collateralized, thereby eliminating both counterparty and the Group’s own non-performance risk. As at December 31, 2013, the marked-to-market value of derivative asset positions is net of a credit valuation adjustment attributable to derivative counterparty default risk.

The fair value of our senior secured notes and the liabilities to shareholders is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities and checked against institutional quotations.

The following tables show a current and non-current split for currency and commodity derivatives:

	USD Convenience Translation			Successor
	As at Dec 31,			As at Dec 31,
	2013			2013	2012	2013	2012	2013	2012
	Thereof current	Thereof non- current	Total	Thereof current		Thereof non-current		Total
	In USD k			In EUR k
Receivables from foreign currency derivatives	547	–	547	397	157	–	–	397	157
Receivables from commodity derivatives	77	–	77	56	3,932	–	21	56	3,953
Total receivables from derivatives	624	–	624	453	4,089	–	21	453	4,110
Liabilities from foreign currency derivatives	5,518	–	5,518	4,005	90	–	–	4,005	90
Liabilities from commodity derivatives	–	105	105	–	4,678	76	24	76	4,702
Total liabilities from derivatives	5,518	105	5,623	4,005	4,768	76	24	4,081	4,792

Currency and commodity derivatives were accounted for as cash flow hedges if the criteria for hedge accounting were met. A regression analysis was used to test the effectiveness of the respective hedges.

Planned commodity purchases are hedged against price fluctuations in the fiscal year using commodity swaps with a fair value of EUR -20k, (prior year: EUR -749k)

The hedges of the commodity swaps have been classified as ineffective since the end of the first quarter of 2012. As a result, changes in the fair value of derivatives have been recognized in profit or loss since the first quarter of 2012.

In 2013, net expenses of EUR 93k arising from the valuation of derivatives (prior year’s net income: EUR 544k in 2012, EUR 0k in 2011) was included in the financial result.

Other comprehensive income recognized in equity and accumulated until the ineffectiveness was determined was recycled to the operating result by the end of 2013. In 2013, net expenses of EUR 612k (prior years: EUR 663k in 2012, EUR 57k in 2011) were included in the operating result.

In 2013, a total of EUR 33k of unrealized gains from cash flow hedges that had been recognized in other comprehensive income was reversed (prior year’s unrealized gains: EUR 1,500k in 2012, EUR 1,698k in 2011).

In the Successor period of 2011, an expense of EUR 1,165k (including deferred taxes of EUR 533k) was recognized in other comprehensive income in connection with the effective portion of the hedges. Only a small amount was recognized in profit or loss for the year ended December 31, 2011 as the ineffective portion from the measurement of cash flow hedges.

In the period ended July 29, 2011, an expense of EUR 1,310k was recognized in other comprehensive income in connection with the effective portion of the hedges. An amount of EUR 403k was recorded as compensating deferred tax effect.

(10.3) Financial risk management

Overview

The Group is exposed to the following risks as part of its normal business activities:

•	Market risk, consisting of interest rate risk, currency risk and commodity risk

•	Liquidity risk

•	Credit risk

The Company’s corporate policy focuses primarily on limiting these risks for the Group’s business value and the operating performance to soften the impact of negative cash flow and earnings fluctuations without passing up opportunities from positive market developments. For this purpose, the Company established a systematic financial and risk management system. Interest rate and currency risks are managed centrally by Orion.

Commodity risks are recorded by the Group’s business units and managed centrally pursuant to existing group guidelines.

Derivative financial instruments are used to reduce the risk. They fully relate to the corresponding underlying. In the area of currency risk management, standard market products such as forward exchange contracts, options and currency swaps are used.

For the Predecessor combined financial statements financial risk management was performed centrally on Evonik Group level. The principles, methods and measures taken on the level of the Predecessor are therefore identical to those of Evonik Group which are described below.

The Predecessor is exposed to financial risks in the normal course of business. A major objective of corporate policy is to minimize the impact of market, liquidity and default risks both on the value of the company and on profitability in order to check adverse fluctuations in cash flows and earnings without forgoing the opportunity to benefit from positive market trends. For this purpose a systematic financial and risk management system has been established. Interest rate and exchange rate risks are managed centrally (Evonik Group level). Commodity risks are also identified centrally and hedged with the aid of commodity swaps in compliance with corporate guidelines.

Financial derivatives are used to reduce financial risks. They are entered into exclusively in connection with the corresponding underlying transactions relating to normal operating business, which provides a risk profile directly opposite to that of the hedged item. The instruments used to manage exchange rate risks are customary products found on the market such as forward exchange contracts and currency options. Commodity risks relating to oil are mainly hedged through commodity swap contracts.

(a) Market risk

Market risk can generally be divided into interest rate, currency and commodity risks. Currency risks arise on the procurement side through the purchase of raw materials and on the sales side through the sale of end products in currencies other than the functional currencies of the relevant companies.

The objective of currency management is to hedge the operations of these companies against income and cash flow fluctuations arising from exchange rate changes in these currencies in so far as this is economically viable and practicable. Identified items are therefore fully hedged directly after initial recognition. Contrary effects from the offsetting of credit and debit items are taken into account in the process. Subsidiaries hedge risks in close cooperation with Corporate Treasury. Exchange rate fluctuations and commodity price fluctuations resulting from trade are mostly passed through to customers.

Interest rate risk

Interest rate risk management aims to protect the Successor consolidated and Predecessor combined profit or loss from negative effects from market interest rate fluctuations.

Changes in the interest rates would have an impact on the fair value (but not the carrying amount) of the fixed-interest liabilities. However, these changes would not have any impact on the cash flows due to contractually agreed fixed interest rates.

In the event of a refinancing of the fixed-interest liabilities, Orion would be exposed to interest rate risk which might arise from incurring new liabilities at this time due to higher interest rates.

As both the liabilities to shareholders and the senior secured notes have fixed interest rates a market risk arising from changes in the yield curve currently relates to the existing (undrawn) Orion super senior revolving facility (RCF) only.

The table below shows the sensitivity of the interest expense of the Orion US Dollar RCF to changes in the interest rate. It shows the change resulting from a hypothetical fluctuation in the three-month LIBOR of 50 basis points (0.50%) as at December 31, 2013 and 2012 assuming that all other variables remain unchanged. The sensitivity analysis assumes that the hypothetical interest rate was valid and that the RCF was utilized in the full amount over the course of the entire year. The effect of this hypothetical change in the interest rate of the variable rate loan on Orion’s consolidated profit or loss before taxes for the year ended December 31, 2013 and 2012 is as follows:

	USD Convenience Translation		Successor
	Period ended Dec 31,		Period ended Dec 31,
	2013		2013		2012
	Increase by 0.50%	Decrease by 0.50%	Increase by 0.50%	Decrease by 0.50%	Increase by 0.50%	Decrease by 0.50%
	In USD mill(1)		In EUR mill(1)
Increase (decrease) in the interest expense	1.25	(1.25)	0.91	(0.91)	0.95	(0.95)
Increase (decrease) in the loss before taxes	1.25	(1.25)	0.91	(0.91)	0.95	(0.95)
(1) EUR/USD exchange rate as at December 31, 2013:	1.3791

(1) EUR/USD exchange rate as at December 31, 2012:	1.3194

Please note that the RCF has not been drawn to date. The utilization was reduced by USD 2.3m (equivalent to EUR 1.7m, see note (10.5)) for guarantees.

For the Predecessor combined financial statements interest rate risk management aims to protect the profit or loss from negative effects from market interest rate fluctuations. Changes in the interest rates would have an impact on the fair value (but not the carrying amount) of the fixed-interest liabilities. Regarding interest rate risk, the Predecessor has partly been financed by loans bearing variable interest rates thereby assuring that interest rate payments are in line with market conditions and eliminating fair value risk.

Predecessor
As at Jul 29, 2011
Impact on income
In EUR k
+50 basis points	(782)
-50 basis points	782
+100 basis points	(1,564)
-100 basis points	1,564
+150 basis points	(2,346)
-150 basis points	2,346

Currency risk

Currency risks primarily stem from future cash flows related to interest payments and the voluntary repayment of the US Dollar-denominated liabilities to shareholders. In addition to currency risks from operating activities and from net investments in foreign subsidiaries, these interest and principal repayments mainly represent the risk in connection with exchange rate fluctuations.

The liabilities denominated in US Dollars were economically fully hedged in 2013 for a period of three years. However no hedge accounting was applied.

The table below shows the sensitivity with regard to the effect of a change in the Euro/US Dollar exchange rate using the repayment amount and the interest for the US Dollar-denominated liabilities to shareholders.

A fluctuation of the Euro/US Dollar exchange rate of 10% as at December 31, 2013 and 2012 with other conditions remaining unchanged would have the following effect before taxes on Orion’s earnings or capital:

	USD Convenience Translation		Successor
	Period ended Dec 31,		Period ended Dec 31,
	2013		2013		2012
	Value of the Euro in relation to the U.S. Dollar		Value of the Euro in relation to the U.S. Dollar
	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 10%
	In USD mill(1)		In EUR mill(1)
Decrease (increase) in the loss on foreign exchange	35.75	(43.70)	25.95	(31.71)	23.79	(29.08)
Increase (decrease) in income before taxes	35.75	(43.70)	25.95	(31.71)	23.79	(29.08)
(1) EUR/USD exchange rate as at December 31, 2013:	1.3791

(1) EUR/USD exchange rate as at December 31, 2012:	1.3194

For the Predecessor combined financial statements exchange rate risks relate to both the sourcing of raw materials and the sale of end-products in currencies other than the functional currency of the company concerned. The aim of currency management is to protect the company’s operating business from fluctuations in earnings and cash flows resulting from changes in exchange rates. Account is taken of the opposite effects arising from procurement and sales activities. The remaining currency risks to the Group chiefly relate to changes in the exchange rate of the Euro versus the US Dollar (USD).

A change of 5 percent and 10 percent in the exchange rates of the USD was modeled to simulate the possible loss of value of primary and derivative financial instruments. The effects on equity are pre-tax effects. The Predecessor has the policy of hedging the complete foreign exchange rate exposure from the moment the exposure is recorded in the statement of financial position (e.g. the moment the receivable in foreign currency is recorded). In consequence, there is no net effect on profit or loss based on the recorded items in the statement of financial position in the case of a change in the exchange rate. The effects presented in the table below exclusively comprise the translation effects of the commodity derivatives of the German entity. Changes in the USD/EUR foreign exchange rate do not have any effect on the commodity derivatives of the US entity due to their quotation in USD as the functional currency of the US entity is USD.

Predecessor
As at Jul 29, 2011
Impact on equity
In EUR k
USD
+5%	43
-5%	(48)
+10%	82
-10%	(101)

Commodity risk

Commodity risks arise from changes in the market prices of raw material purchases and the sale of end products and electricity.

Raw materials are purchased exclusively to cover own requirements.

The Group manages commodity risk centrally for all business units. It records procurement risks and defines effective measures to minimize risk.

For example, price volatility is offset by means of price adjustment clauses in supply agreements with customers.

The price risk mainly relates to the oil price which has a significant influence on the purchase prices of the Group’s raw materials. If possible, this oil price effect is passed through on the sales side by way of appropriate price adjustment clauses. However, a time delay remains since the sales department only makes price adjustments on certain deferred cut-off dates. The hedging of the residual risk arising from this time delay is monitored continually. At the moment, no new derivative financial instruments are concluded as the risk from the time delay was minimized significantly by reducing the time needed for price adjustments and therefore the cost of hedging is no longer in proportion to the residual risk.

In addition to the change in the market prices of relevant raw materials and primary and intermediate products, their availability is an important factor.

The Group endeavors to reduce purchasing risks on the procurement markets through worldwide purchasing activities and optimized processes for the purchase of additional raw materials.

For the Predecessor combined financial statements commodity risks arise from changes in the market prices of raw material purchases and the sale of end products and electricity. Raw materials are purchased exclusively to cover own requirements.

Commodity risks have been managed on the level of the Predecessor since 2010. Procurement risks are identified and effective measures are taken to minimize them. For example, price escalation clauses and swaps are used to reduce price volatility. Other factors of importance for the Predecessor’s risk position are the availability and price of raw materials, starting products and intermediates. In particular, raw material prices of significance to the Predecessor are dependent on exchange rates and the price of crude oil. Pricing and procurement risks are reduced through worldwide procurement and optimized processes to ensure immediate sourcing of additional raw material requirements.

Commodity derivatives were used to hedge procurement price risks (crude oil). The following table shows the pre-tax impact of a change in oil price on equity for different scenarios, assuming no changes in the foreign exchange rate. Due to the effective hedge relationship with regard to commodity hedging there is no effect on profit or loss.

Predecessor
As at Jul 29, 2011
Impact on equity
In EUR k
Oil prices
+5%	(4)
-5%	4
+10%	(8)
-10%	8

(b) Liquidity risk

The liquidity risk is managed centrally on the basis of the business plan which ensures that the funds required to finance the business operations and current and future investments in all group entities are available in good time and in the currency required at optimum costs.

As part of the liquidity risk management process, the liquidity requirements for business operations, investing activities and other financing measures are calculated in the form of a financial status report and liquidity plan.

Orion held the following liquid funds as at December 31, 2013 and 2012:

Cash and cash equivalents:          EUR 70.5m and EUR 74.86m

Revolving credit facility, uncalled:          USD 250m (EUR 181.27m) and USD 250m (EUR 189.48m)

As at December 31, 2013 and 2012 and in the period up to the preparation of the financial statements EUR 1.7m and EUR 7.8m of this facility was utilized merely for guarantees (that were not recognized in the statement of financial position).

The following tables show the residual terms of significant financial liabilities and their impact on our cash flows based on their agreed maturity dates and the total interest and repayment amounts:

As at December 31, 2013:

	USD Convenience Translation
	2014	2015	2016	2017	There after	Total
	In USD mill(1)
Debt:
to third parties	3.9	0.3	–	–	755.0(1)	759.2
to affiliated companies	16.9	–	–	–	376.3(1)	393.2
from derivatives	0.8	–	4.7	–	–	5.5
trade payables	137.1					137.1
Borrowing cost:
to third parties	74.3(2)	74.3	74.3	74.3	37.2(1)	334.4
to affiliated companies	40.4(2)	40.4	40.4	40.4	62.0	223.6(3)
Total	273.4	115.0	119.4	114.7	1,230.5	1,853.0

(1)	A EUR/USD of 1.3791 exchange rate is assumed at the date of repayment

(2)	Interest denominated in US-Dollar is translated at a rate of EUR/USD of 1.3791

(3)	Assuming that interest on “new” liabilities to shareholders are going to be paid regularly until the maturity date July 16, 2019

	Successor
	2014	2015	2016	2017	There after	Total
	In EUR mill(1)
Debt:
to third parties	2.8	0.2	–	–	547.9(1)	550.9
to affiliated companies	12.3	–	–	–	273.1(1)	285.4
from derivatives	0.6	–	3.4	–	–	4.0
trade payables	99.5					99.5
Borrowing cost:
to third parties	53.9(2)	53.9	53.9	53.9	27.0(1)	242.6
to affiliated companies	29.3(2)	29.3	29.3	29.3	45.0	162.2(3)
Total	198.4	83.4	86.6	83.2	893.0	1,344.6

(1)	A EUR/USD of 1.3791 exchange rate is assumed at the date of repayment

(2)	Interest denominated in US-Dollar is translated at a rate of EUR/USD of 1.3791

(3)	Assuming that interest on “new” liabilities to shareholders are going to be paid regularly until the maturity date July 16, 2019

See note (8.11) for information on the discount as at December 31, 2013 and 2012 associated to EUR 273.6m and EUR 277.5m debt to affiliated companies.

The disclosed financial derivative instruments in the above table are the net undiscounted cash flows. However, those amounts may be settled gross or net. The following table shows the corresponding gross amounts:

	Successor
	On demand	2014	2015	2016
	In EUR mill
Inflows	–	–	–	227.5
Outflows	(0.6)	–	–	(231.1)
Net	(0.6)	–	–	(3.6)
Discounted at the applicable interbank rates	(0.6)	–	–	(3.4)

	USD Convenience Translation
	On demand	2014	2015	2016
	In USD mill
Inflows	–	–	–	313.4
Outflows	(0.9)	–	–	(318.5)
Net	(0.9)	–	–	(5.1)
Discounted at the applicable interbank rates	(0.9)	–	–	(4.8)

The following table shows the residual terms of significant financial liabilities and their impact on our cash flows based on their agreed maturity dates and the total interest and repayment amounts in the prior year:

As at December 31, 2012:

	Successor
	2013	2014	2015	2016	2017	There after	Total
	In EUR mill(1)
Debt:
to third parties	–	–	–	–	–	561.8(1)	561.8
to affiliated companies	–	–	–	–	–	277.5	277.5
from derivatives	4.8	–	–	–	–	–	4.8
trade payables	98.4						98.4
Borrowing cost:
to third parties	55.3(2)	55.3	55.3	55.3	55.3	27.6	304.1
to affiliated companies	–	–	–	–	–	442.7	442.7
Total	158.5	55.3	55.3	55.3	55.3	1,309.6	1,689.3

(1)	A EUR/USD of 1.30 exchange rate is assumed at the date of repayment

(2)	Interest denominated in US-Dollar is translated at a rate of EUR/USD of 1.30

For the period from January 1 to July 29, 2011 as part of the Evonik group, the former Carbon Black business of Evonik (now Orion Engineered Carbons Group) was integrated in the liquidity risk management that is performed at the Evonik group level. The integration of the former Carbon Black business of Evonik was mainly implemented by the use of cash pooling. Additional liquidity requirements were thus met by the use of the possibility to draw additional funds via cash pooling or to draw loans from Evonik group companies that were not part of the Carbon Black business.

As at July 20, 2011 the Orion Engineered Carbons Group left the cash pooling agreement with the Evonik Group. The liquidity risk is managed centrally on the basis of the business plan which ensures that the funds required financing the business operations and current and future investments in all group entities are available in good time and in the currency required at optimum costs.

As part of the liquidity risk management process, the liquidity requirements for business operations, investing activities and other financing measures are calculated in the form of a financial status report and liquidity plan.

All non-derivative financial liabilities amounting to EUR 235,639k are current.

(c) Credit risk

Our maximum credit risk equals to the total carrying amount of our financial assets.

For the purpose of credit risk management, credit risks are divided into three categories and treated according to their specific features:

Credit risks for debtors and creditors, country risks and credit risks at financing partners.

A comprehensive internal limit system is used to analyze and monitor debtor credit risk on an ongoing basis.

Export orders are subjected to an additional political risk (country risk) analysis, producing an overall risk made up of political and economic risks. Deliveries to customers are generally covered by letters of credit or credit insurance. As at December 31, 2013 and 2012, 37 customers owed Orion more than EUR 1m each, which accounted for 61% (prior year: 37/67%) of outstanding receivables. Seven customers had outstanding accounts of more than EUR 5m, making up just under 33% of total receivables (prior year: ten/43%).

Due to the variety of transactions and the large number of customers, there are no significant risk concentrations.

For financing partners, a specific limit for each risk type (money market, capital market and derivatives) is defined.

As part of credit analyses, maximum limits are set for each contracting partner. To this end, the Company particularly uses ratings of international rating agencies and its own internal credit checks and, in the case of banks, the limits defined in their deposit protection systems and their liable capital.

For the Predecessor combined financial statements the principles of managing risk of default are identical to the principles applied by the Evonik group. A large part of the risk management measures is taken centrally at the Evonik group level and not on the level of Predecessor.

Credit risk management divides default risk into three categories, which are analyzed separately on the basis of their specific features. The three categories are debtor and creditor risk, country risk and the risk of default by financial counterparties.

The debtor and creditor default risks are analyzed and monitored continuously with the aid of an internal limit system. Political risk (country risk) is also taken into account for export orders so that the overall risk assessment takes account of both political and economic risk factors. On the basis of the analysis, a maximum risk exposure limit is set for the contracting party. The credit standing of contracting parties is updated constantly via ratings or scoring processes.

In addition, a specific limit is set for financial counterparties for each type of risk (money market, capital market and derivatives). Maximum limits for each contracting party are set on the basis of the creditworthiness analyses. These are normally based on the ratings issued by international rating agencies and our own internal analysis of credit standing. In the case of banks, the level of deposits covered by the deposit insurance system and liable capital are also taken into account.

(10.4) Related parties

The Group has related parties in addition to the subsidiaries included in the Successor consolidated financial statements.

Related parties are LuxCo1 and a co-investor as shareholders of Orion Engineered Carbons S.à r.l., shareholders of LuxCo1 and the co-investor and the sister companies of Orion in the groups of these direct and indirect shareholders and joint ventures of Orion that are accounted for using the equity method.

On February 1, 2013 Orion changed the terms and conditions of its fully subordinated shareholder loan issued in form of B PECs to LuxCo1. The terms and conditions of the B PECs, which were originally due on July 28, 2021, were adapted. The term was shortened by two years and the B PECs outstanding at the date of amendment were converted from Euro into US-Dollar. As at the amendment date semi-annual yield shall be due and payable. Yield comprises of a base rate of 0.1% and an additional rate. The additional rate means the difference between (i) all proceeds received or accrued in a semi-annual yield period from Orion Engineered Carbons S.à r.l.’s investment and (ii) the sum of the base rate and the spread. For 2013 this resulted in a nominal yield of 10.57% compared to a yield of 10.0% prior to the amendment. In terms of the IFRS valuation, this transaction changes the amount recognized in the capital reserves from EUR 55.8m to EUR 19.1m.

On August 1, 2013 another cash payment of accrued yield for the period February 1 to August 1 of EUR 15.1m was made.

The present value of the liability recognized as at the reporting date amounts to EUR 256,161k (prior year: EUR 262,292k). In the fiscal year, effective interest expenses of EUR 32,305k (prior year: EUR 29,219k) were recognized. The maximum interest expense from the amended terms and conditions of the B PECs will not exceed overall the interest expense that would have resulted had the contractual conditions remained unchanged. This results from payments made for accrued yield in 2013 as well as the shortened term of the new contract, despite the somewhat higher yield rate.

The present value of the difference between a liability bearing the standard market interest rate (12.67% p.a.) and a liability with a contractually agreed yield (10.57% p.a.) (initial discount), was recognized under other capital reserves and decreased by EUR 36,724k from EUR 55,842 to EUR 19,118k in the fiscal year due to the transaction described above on February 1, 2013.

The nominal liability in connection with the loan amounts to EUR 285,410k as at December 31, 2013 (prior year: EUR 318,239k).

Orion receives advisory services from certain entities of the Principal Shareholders under a consulting and support agreement. This did not result in any liabilities as at the reporting date. An amount of EUR 3,210k, EUR 3,149k and EUR 375k was recognized as an expense for the years ended December 31, 2013, 2012 and 2011.

The following table shows the change of the balances from in-house banking as well as interest income as at December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011:

	USD Convenience Translation		Successor
	As at and for the year ended Dec 31,		As at and for the years ended Dec 31,
	2013		2013		2012		2011
	Receivables from payment transfers	Interest income	Receivables from payment transfers	Interest income	Receivables from payment transfers	Interest income	Interest income
	In USD k		In EUR k
Kinove Luxembourg Holdings 1 S.à r.l.	299	11	217	8	268	7	–

With the exception of the above mentioned yield on B PECs, all transactions with related parties were concluded at arm’s length.

Related parties include key management personnel having authority and responsibility for planning, directing and monitoring the activities of the Group directly or indirectly and their close family members.

Since the beginning of fiscal year 2012, certain members of the administrative board, corporate management and senior management (“the participating managers”) have acquired on the basis of a management participation plan (“MPP”) shares of an investment company domiciled in Luxembourg which holds 11% of the shares in Orion Engineered Carbons S.à r.l. The MPP qualifies as an equity settled share-based payment plan because the terms and conditions under which the participating manager acquired the shares include defined service periods and neither Orion Engineered Carbons S.à r.l. nor any other group entity have an obligation to settle the share-based payment.

As at December 31, 2013, the participating managers indirectly hold 8% of the shares in Orion Engineered Carbons S.à r.l. The participating managers acquired 4.2% of the shares in the beginning of the fiscal year 2012, 1.8% in the second half of 2012 and 2.0% in the second half of 2013. The acquisition price for the respective shares acquired by the participating managers is based on the fair value of the shares at the grant date. The fair value was determined using an income-approach valuation technique which is based on EBITDA multiples. In determining the respective parameters in the fair value calculations, the Company considered the valuations in the transaction in which Rhône Investors and Triton Investors initially acquired their interest in Orion Engineered Carbons S.à r.l. as well as the actual development of the EBITDA to the grant date. The EBITDA multiples used were adjusted over time based on comparable market transactions. Accordingly, the participating managers acquired their interests at prices derived from market transactions. As the shares were acquired by management at their fair value, there was no resulting compensation charge.

According to the MPP, the participating managers only obtain the full rights from their indirect interest in Orion Engineered Carbons S.à r.l. after a defined service period. Accordingly, the MPP was qualified as an IFRS 2 equity-settled share-based payment plan. Certain terms and conditions of the acquisition of the shares were unfavorable for the participating managers. Those terms and conditions are that (a) bad leavers could only receive the lower of their initial investment and fair value, (b) good leavers will receive full fair value only five years after grant date, and (c) participating managers can neither sell nor transfer their shares freely to third parties without the consent of Rhône Investors and Triton Investors. Thus, the shares were acquired by the participating managers at or even above fair value (due to the unfavorable terms). Therefore, the participating managers did not acquire the shares at preferential terms and conditions and the fair value of the equity instruments granted to the participating managers amounts to zero at grant date. Consequentially, no expenses had to be recognized in profit or loss as consideration for the services received by the participating managers.

Remuneration paid to corporate management and other members of management amounted to EUR 7,275k, EUR 2,974k and EUR 3,003k, respectively, for the years ended December 31, 2013, 2012 and 2011 and was exclusively comprised short-term benefits. The following table presents compensation, including social security costs, pension expenses and other personnel expenses for the years 2011 through 2013:

	Year ended December 31,
	2013	2012	2011
	In EUR
Wages & salaries	6,861,782	2,846,766	3,065,345
Social security costs	133,489	89,154	131,084
Pension expenses	402,303	148,793	245,254
Other personnel expenses	861,175	411,617	162,528
Total	8,260,762	3,498,342	3,606,221

Orion has no other significant business relationships with related parties.

Related parties according to the Predecessor combined financial statements for the period from January 1 to July 29, 2011 to which the Orion Engineered Carbons Group maintains relationships comprise all companies of the Evonik group, which are not included in the Orion Engineered Carbons Group.

The transactions and outstanding balances between Orion Engineered Carbons Group and these Evonik companies are shown in the following table:

Predecessor
Period ended Jul 29, 2011
In EUR k
Goods and services supplied	23,390
Goods and services received	37,673
thereof corporate center charges and shared service center costs	21,049
Other income	132,404

Goods and services supplied consist of sales of goods to companies of the Evonik group, mainly direct sales to the worldwide Evonik Chemicals sales offices in those cases where sales offices operate as distributors of carbon black. These sales are reported in revenue.

Goods and services received by the Carbon Black business comprise various types of expenses. The main expenses within these services are corporate center charges and shared service center costs (EUR 21,049k) which include services provided by Evonik to the Orion Engineered Carbons Group.

Other income contains a non cash transaction in terms of a debt waiver by Evonik for a loan granted to Orion Engineered Carbons LLC, USA (former Evonik Carbon Black, LLC) of EUR 127,992k.

Related parties include members of Group’s key management personnel, which are directly or indirectly responsible for corporate planning, management and oversight of the Group business (i.e. management of the largest operating entity (Orion Engineered Carbons GmbH)). In addition, related persons comprise members of Evonik group management to which the Orion Engineered Carbons Group management is placed in the direct chain of command (i.e., head of business unit Inorganic Material, Executive Board of Evonik Degussa GmbH and Executive Board and Supervisory Board of Evonik Industries AG.).

The transactions between the Predecessor and the members of the Orion Engineered Carbons Group key management are shown in the table:

Predecessor
Period ended Jul 29, 2011
In EUR k
Salaries and other short-term employee benefits	200
Bonuses	100
Post-employment benefits	300

(10.5) Contingent liabilities and other financial obligations

As at December 31, 2013 and 2012 contingent liabilities and other financial obligations break down as follows:

The nominal amounts of obligations from future minimum lease payments for assets leased under operating lease agreements have the following maturity structure:

	USD Convenience Translation	Successor
	As at Dec 31,	As at Dec 31,
Maturity	2013	2013	2012
	In USD k	In EUR k
Less than one year	4,717	3,423	3,096
1 to 2 years	2,979	2,162	3,018
2 to 3 years	1,823	1,323	1,251
3 to 4 years	909	660	918
4 to 5 years	595	432	585
More than 5 years	2,648	1,922	480
Total	13,671	9,922	9,348

To safeguard the supply of raw materials, contractual purchase commitments under long-term supply agreements for raw materials, especially oil and gas, are in place with the following maturities:

	USD Convenience Translation	Successor
	As at Dec 31,	As at Dec 31,
Maturity	2013	2013	2012
	In USD k	In EUR k
Less than one year	283,416	205,687	124,648
1 to 5 years	561,821	407,737	268,205
More than 5 years	314,000	227,883	–
Total	1,159,237	841,307	392,853

EPA Action

During 2008 and 2009, the U.S. Environmental Protection Agency (“EPA”) contacted all U.S. carbon black producers as part of an industry-wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the U.S. Clean Air Act, to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by the Company’s U.S. facilities, the Company furnished information to the EPA on each of its U.S. facilities. The Company’s Belpre (Ohio) facility was an initial subject of these investigations and received notices from the EPA in 2010 alleging violations of permitting requirements under the Clean Air Act. In October 2012, the Company received a corresponding notice and finding of violation (an “NOV”) under Section 113(a) of the Clean Air Act alleging the failure to obtain PSD permits prior to making major modifications at several units of the Company’s Ivanhoe (Louisiana) facility and to include BACT in the Title V permit. In January 2013 the Company also received an NOV issued by the EPA for its facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008, and a similar NOV by the EPA was issued for the Company’s U.S. facility in Orange (Texas) in February 2013.

In November 2013, Orion began discussions with the EPA and the U.S. Department of Justice (“DOJ”) about a potential settlement to resolve the NOVs. These discussions are currently ongoing. Any settlement may involve the imposition of civil penalties, an obligation to perform certain environmental mitigation projects, and an obligation to install certain air emissions controls at one or more facilities. The Company received information from the EPA in November 2013 specifying certain target emission reduction levels, pollution controls and other terms the EPA demands in a settlement, and the Company has responded by providing the EPA with a counter-proposal. Going forward, further settlement proposals may be exchanged and further meetings with the EPA on these matters may occur.

The EPA action could result in civil penalties, mitigation and significant capital expenditures in connection with air emissions at the Company’s U.S. facilities. If the Company and the EPA/DOJ fail to reach a settlement agreement, the EPA/DOJ could bring a lawsuit against the Company.

While the Company is currently unable to determine the amount of civil penalties, mitigation and capital expenditures resulting from a settlement with or an enforcement of claims by the EPA, the Company notes that Cabot Corporation, a competitor, announced in November 2013 that it entered into a settlement with the EPA/DOJ that requires Cabot Corporation to pay a $975,000 civil penalty to the EPA and fund $450,000 in environmental mitigation projects. Cabot Corporation stated that it is also installing certain technology controls as part the settlement that it estimates will require investments of approximately $85 million. Given that, among other things, Cabot Corporation operates fewer facilities in the U.S. than Orion does, the aggregate amount to be incurred by Orion in case of a settlement with or an enforcement of claims by the EPA/DOJ could be significantly higher. As of May 2014, none of the Company’s other domestic competitors have announced settlements with the government.

Orion’s agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, the Company expects that a substantial portion of the costs it would incur in this enforcement initiative could exceed the scope of the indemnity, perhaps in the tens of millions of Euro. In addition Evonik has signaled that it may likely defend itself against claims under the indemnity; while the Company intends to enforce its rights vigorously, there is no assurance that the Company will be able to recover as it expects or at all.

The Company also notes that the installation of pollution control technologies at its U.S. plants in response to the EPA action would increase the ongoing operating costs of those plants. The Company may not be able to pass the cost increases on to its customers.

This enforcement action could have a material adverse effect on the Company’s operating results and cash flows for the particular period in which it incurs the related costs or liabilities. While capital expenditures made in response to the EPA action would be capitalized and amortized over time, civil penalties and the funding costs associated with environmental mitigation projects would reduce the Company’s results of operations, in the reporting period in which the costs are incurred or provided for.

Korean Tax Audit

In connection with a tax audit of our South Korean operations for 2011, the South Korean tax authorities have questioned the valuation assigned to our acquisition of those operations from Evonik in 2011 and have asked us to establish why the valuation was not at a significantly higher level. A higher valuation would result in a higher capital gains tax due to the authorities, which we would be obligated to pay over as withholding agent on behalf of Evonik. The higher valuation could also result in additional corporate income tax payable by the Company. We are in the process of responding to the inquiry to defend the valuation used in the Acquisition.

However, were the authorities to prevail at the level they have initially asserted, the additional tax liability could be significant, perhaps reaching an amount in the range of €40 million (for the withholding and larger corporate income tax portions combined).

We intend to defend the valuation used in the Acquisition vigorously. We would also expect to seek reimbursement from Evonik for some or all of the tax we may be obligated to pay. Nevertheless, the outcome of this tax audit and its potential impact on the Company are uncertain and could have a material adverse effect on our net profit or loss and on our cash flow in any period in which the liability is incurred or paid. While we are not currently in a position to conclude that a material loss resulting from the tax audit is probable, we believe such an outcome is reasonably possible. The ongoing tax audit could also result in additional assessments for 2011, as well as for subsequent years, or a higher effective tax rate on our South Korean operations in the future.

Korean Labor Negotiations

The Company is in negotiations with Korean labor unions in connection with a recent Korean Supreme Court decision in December 2013 pursuant to which recurring fixed bonus payments to Korean employees in certain circumstances constitutes ordinary wages. The impact of this decision on Korean companies will depend on a variety of factors, including, in particular, the labor unions with which they deal, the history of their negotiations with those unions and the course of their negotiations going forward, as well as their financial situation, business plans and industry position. The Company is evaluating the potential financial effect of this decision on its business but has not yet determined whether the decision will have a material effect on the Company’s results of operations or cash flows in future periods. The Company expects that any increase in labor costs resulting from this court decision would apply only with respect to periods after the decision. Management believes that retroactive application to periods prior to December 31, 2013 is not probable. Quantified information with regard to IAS 37.84-89 is not disclosed as this information is expected to prejudice our position in the negotiations with Korean labor unions.

The following group companies jointly and severally declared a first ranking pledge over the collection of assets up to the maximum secured amount of USD 375,000,000 in separate agreements for registered pledge over collection of assets with UBS Limited in its capacity as security agent for the banking syndicate for the RCF on September 8, 2011:

•	Orion Engineered Carbons Holdings GmbH

•	Orion Engineered Carbons GmbH

•	Orion Engineered Carbons Co. Ltd.

•	Carbonal Engineered Carbons S. A.

•	Orion Engineered Carbons S. A. S.

•	Orion Engineered Carbons S.à r.l.

•	Orion Engineered Carbons sp. z o.o.

•	Norcarb Engineered Carbons AB

•	Orion Engineered Carbons LLC

The pledge serves as collateral for claims by UBS Limited as security agent arising out of the USD 250m super senior revolving facility agreement dated June 10, 2011 and the intercreditor agreement dated June 10, 2011 to which the abovementioned group entities also acceded on September 8, 2011.

Orion Engineered Carbons GmbH has one back-to-back guarantee issued by Commerzbank AG with a total volume of EUR 547k in favor of Evonik Industries AG (in prior year: two back-to-back guarantees with a total volume of EUR 5,547k), a Konnossement with a volume of EUR 33k issued by Commerzbank AG and a general CBO hedging guarantee with a volume of USD 1,500k (equivalent to EUR 1,088k) issued by Landesbank Hessen-Thüringen (in prior year: USD 3,000k or equivalent to EUR 2,274k). These guarantees in the amount of EUR 1,668k or USD 2,300k (prior year: EUR 7,821k or USD 10,319k) reduce the possible utilization limit of the RCF.

In addition, Orion Engineered Carbons GmbH has five guarantees with a total volume of EUR 14,117k issued by Atradius Kreditversicherung AG (in prior year: two guarantees with a total volume of EUR 4,341k).

In addition, Orion Engineered Carbons S.à r.l. has two guarantees with a total volume of EUR 3,008k with SACE BT and two guarantees with a total volume of EUR 3,000k with Compagnie Francaise & SACE BT.

(11) Events after the reporting date

On April 14, 2014, Orion announced that it intends to redeem 10% of the original aggregate principal amount of the senior secured notes on May 5, 2014. The note holders have been notified that Orion calls for redemption EUR 35.5m in aggregate outstanding principal amount of Euro notes and USD 35.0m in aggregate outstanding principal amount of Dollar notes at a price equal to 103% of the principal amount plus accrued interest as at May 5, 2014, as provided for in the senior secured notes indenture.

Luxembourg, July 11, 2014

Orion Engineered Carbons S.à r.l.

The Management

Jack Clem	Charles Herlinger

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.  Indemnification Of Directors And Officers

Upon the completion of the registrant’s change in legal form to a Luxembourg joint stock corporation as described in the prospectus, the registrant will indemnify the members of its Board of Directors, to the extent permissible under Luxembourg law, from and against any liabilities arising out of or in connection with their services.

The registrant will provide directors’ and officers’ liability insurance for the members of its Board of Directors against civil liabilities, which they may incur in connection with their activities on behalf of the registrant. The registrant intends to expand their insurance coverage against such liabilities, including by providing for coverage against liabilities under the Securities Act.

In the underwriting agreement, the underwriters will agree to indemnify, under certain conditions, the registrant, the members of its Board of Directors and persons who control the registrant within the meaning of the Securities Act, against certain liabilities.

Item 7.  Recent Sales Of Unregistered Securities

In June 2011, Orion Engineered Carbons Bondco GmbH (previously Kinove German Bondco GmbH), a subsidiary of the registrant, issued €355,000,000 aggregate principal amount of 10.000% Senior Secured Notes due 2018 and $350,000,000 aggregate principal amount of 9.625% Senior Secured Notes due 2018 (collectively, the “Senior Secured Notes”), which are guaranteed on a senior basis by certain subsidiaries of the registrant and are secured by pledges of certain assets of subsidiaries of the registrant. The Senior Secured Notes were sold to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act and to investors outside the United States in compliance with Regulation S under the Securities Act. The Senior Secured Notes were offered to investors at 100.0% of the principal amount thereof. Goldman Sachs International, UBS Limited and Barclays Bank PLC acted as joint book-running managers for the initial purchasers. For more information on the Senior Secured Notes, see “Description of Material Indebtedness—Senior Secured Notes.”

On July 28, 2011 we issued 277,450,000 PECs, each with a par value of €1.00, to the Selling Shareholder. We issued a further 544,561 PECs to the Selling Shareholder on February 1, 2013, giving our outstanding PECs a nominal value of €277,994,561. The outstanding PECs’ nominal value was converted into US dollars, resulting in an aggregate amount of $376,682,630, represented by 376,682,630 PECs having a nominal value of $1 each. For more information on the PECs, see “Related Party Transactions—PECs”. The PECs were sold to the Selling Shareholder in reliance on Section 4(2) of the Securities Act.

Item 8.  Exhibits And Financial Statement Schedules

The following documents are filed as exhibits hereto:

Exhibit No.	Description

1.1	Form of Underwriting Agreement

3.1	Articles of Association of Orion Engineered Carbons S.à r.l. (English Translation)**

3.2	Deed of Name Change of Kinove Luxembourg Holdings 2 S.à r.l. to Orion Engineered Carbons S.à r.l.**

3.3	Form of Articles of Association of Orion Engineered Carbons S.A.*

Exhibit No.	Description

4.1	Form of Specimen of Common Share Certificate*

4.2	Form of Registration Rights Agreement among the Company, Kinove Holdings and Luxco Coinvest

4.3	Form of Orion Engineered Carbons S.A. 2014 Omnibus Incentive Compensation Plan

4.4	Form of Orion Engineered Carbons S.A. 2014 Non-Employee Director Plan

5.1	Opinion of Arendt & Medernach*

8.1	Opinion of Sullivan & Cromwell LLP as to U.S. tax matters*

8.2	Opinion of Arendt & Medernach as to Luxembourg tax matters*

10.1	Amendment Agreement, relating to the terms and conditions of the Preferred Equity Certificates issued on July 28, 2011 and February 1, 2013, dated February 1, 2013, between the Company and Kinove Holdings**

10.2	Amended and Restated Super Senior Revolving Credit Facility Agreement, dated as of December 21, 2012, among Orion Engineered Carbons Holdings GmbH, Orion Engineered Carbons Bondco GmbH, Orion Engineered Carbons GmbH, the subsidiaries named thereto, the lenders named therein, Barclays Capital, Goldman Sachs International and UBS Limited as arrangers and UBS Limited as agent and security agent**

10.3	Indenture, relating to the Senior Secured Notes, dated as of June 22, 2011, among Kinove German Bondco GmbH, as issuer, the guarantors named thereto and Deutsche Trustee Company Limited, as trustee, Deutsche Bank AG, London Branch, as principal paying agent and transfer agent, Deutsche Bank Luxembourg S.A. as registrar, Deutsche International Corporate Services (Ireland) Limited as Irish paying agent, Deutsche Bank Trust Company Americas, as U.S. paying agent, U.S. registrar and transfer agent and UBS Limited as security agent**

21.1	List of Subsidiaries**

23.1	Consent of Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

23.2	Consent of Arendt & Medernach (included in Exhibit 5.1)*

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1)*

23.4	Consent of Arendt & Medernach (included in Exhibit 8.2)*

99.1	Consent of Director Nominee*

99.2	Consent of Director Nominee*

99.3	Consent of Director Nominee*

99.4	Consent of Director Nominee*

99.5	Consent of Director Nominee*

99.6	Consent of Director Nominee*

99.7	Consent of Director Nominee*

99.8	Consent of Director Nominee*

99.9	Consent of Director Nominee*

*	Previously filed with Amendment No. 2 to the Registration Statement on Form F-1 filed on July 14, 2014
**	Previously filed with Registration Statement on Form F-1 filed on June 6, 2014

Item 9.  Undertakings

The undersigned Registrant hereby undertakes that:

(1) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(3) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Luxembourg, on July 21, 2014.

Orion Engineered Carbons S.à r.l.

By	/s/ Jack Clem
	Name:	Jack Clem
	Title:	Manager and Group Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/s/ Jack Clem Jack Clem	Manager and Group Chief Executive Officer (Principal Executive Officer)	July 21, 2014

/s/ Charles Herlinger Charles Herlinger	Manager and Group Chief Financial Officer (Principal Financial Officer)	July 21, 2014

/s/ André Schulze Isfort André Schulze Isfort	Group Head of Accounting and Reporting (Principal Accounting Officer)	July 21, 2014

* Virginia Strelen	Manager	July 21, 2014

Erik Schoop	Manager	July 21, 2014

*By:	/s/ Charles Herlinger
Charles Herlinger Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the United States Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States for Orion Engineered Carbons S.à r.l., has signed this registration statement and any amendment thereto in the City of New York, State of New York, on July 21, 2014.

/s/ David Nickelsen
Name:	David Nickelsen
Title:	Asst VP of Corporation Service Company